As filed with the Securities and Exchange Commission on June 14, 2017.

Registration Statement File No. 333-215823

Registration Statement File No. 811-08075

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

☒	Pre-Effective Amendment No. 2

☐	Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

☒	UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 166

(Check appropriate box or boxes.)

Massachusetts Mutual Variable Life Separate Account I

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

(Depositor’s Telephone Number)

John E. Deitelbaum

Senior Vice President and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement

It is proposed that this filing will become effective on June 21, 2017, or as soon as practicable thereafter.

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. The information in this prospectus is not complete and may be amended. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state that does not permit the offer or sale.

MassMutual ElectrumSM

Issued by Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

This prospectus describes a flexible premium variable adjustable life insurance policy (policy) offered by Massachusetts Mutual Life Insurance Company (MassMutual or Company). The policy is not currently available for sale in New York. The policy provides lifetime insurance protection for as long as it remains in force.

The Policy Owner (you or your) has a number of investment choices in this policy. They include a Guaranteed Principal Account (GPA) and more than 100 investment divisions (Divisions) of a segment of Massachusetts Mutual Variable Life Separate Account I (Separate Account). Each of the Divisions invests in a corresponding fund (Fund). Policy Owners may invest in a maximum of 25 Divisions and the GPA at any given time. These Funds are listed on the following page.

You bear the investment risk of any premium allocated to these investment Funds. The death benefit may vary and the Surrender Value will vary depending on the investment performance of the Funds you select.

The prospectus describes all material terms and features of the policy. All material state variations are disclosed in the prospectus.

The policy provides life insurance protection. It is not a way to invest in mutual funds. Replacing any existing life insurance policy with this policy or financing the purchase of the policy through a loan or through withdrawals from another policy may not be to your advantage. Before purchasing, you should consider the policy in conjunction with other insurance you own.

The policy:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.
•	provides guarantees that are subject to our financial strength and claims-paying ability.

This prospectus is not an offer to sell the policy in any jurisdiction where it is illegal to offer the policy nor is it an offer to sell the policy to anyone to whom it is illegal to offer the policy.

To learn more about the policy, you can obtain a copy of the Statement of Additional Information (SAI). The SAI is incorporated into this prospectus by reference and is legally a part of this prospectus. We filed the SAI with the Securities and Exchange Commission (SEC). The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

For a free copy of the SAI, other information about this policy, or general inquiries, contact our Administrative Office at the address and phone number below:

Massachusetts Mutual Life Insurance Company

LCM Document Management Hub

1295 State Street

P.O. Box 2488

Springfield, MA 01101-2488

1-800-548-0073

(Fax) 1-860-562-6154

(E-mail) LCMClientServices@massmutual.com

www.massmutual.com

You may request a free personalized illustration of death benefits, Surrender Values, and Account Values from your registered representative or by calling our Administrative Office.

The SEC has not approved or disapproved this policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus carefully before investing. You should keep it for future reference.

Effective [    ], 2017

1

Massachusetts Mutual Variable Life Separate Account I

You may allocate premium to any of the Divisions in the Separate Account, and the Separate Account will purchase equivalent shares in the corresponding Funds listed below. You may also allocate premium to the GPA. You may maintain Account Value in a total of 25 Divisions and the GPA at any one time.

We will deliver to you copies of the current Fund prospectuses and/or summary prospectuses, which contain detailed information about the Funds and their investment objectives, strategies, policies, risks and expenses. You may also visit our website (www.massmutual.com) to access this prospectus, as well as the current Fund prospectuses and summary prospectuses, or contact our Administrative Office to request copies. The Separate Account invests in the following Funds.

AIM Variable Insurance Funds

(Invesco Variable Insurance Funds)

Invesco V.I. American Franchise Fund (Series I)

Invesco V.I. Comstock Fund (Series I)

Invesco V.I. Diversified Dividend Fund (Series I)

Invesco V.I. Global Real Estate Fund (Series I)

Invesco V.I. International Growth Fund (Series I)

Invesco V.I. Mid Cap Growth Fund (Series I)

Invesco V.I. Small Cap Equity Fund (Series I)

American Century Variable Portfolios, Inc.

American Century VP Capital Appreciation Fund (Class I)

American Century VP International Fund (Class I)

American Century Variable Portfolios II, Inc.

American Century VP Inflation Protection Fund (Class II)

BlackRock Variable Series Funds, Inc.

BlackRock Basic Value V.I. Fund (Class I)

BlackRock High Yield V.I. Fund (Class I)

BlackRock Total Return V.I. Fund (Class I)

Delaware VIP® Trust

Delaware VIP® Emerging Markets Series (Service Class)

Delaware VIP® Small Cap Value Series (Service Class)

Dreyfus Investment Portfolios

Dreyfus MidCap Stock Portfolio (Service Shares)

Eaton Vance Variable Trust

Eaton Vance VT Floating-Rate Income Fund (ADV Class)

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Fidelity® VIP Freedom 2020 Portfolio (Service Class)

Fidelity® VIP Freedom 2025 Portfolio (Service Class)

Fidelity® VIP Freedom 2030 Portfolio (Service Class)

Fidelity® VIP Freedom 2035 Portfolio (Service Class)

Fidelity® VIP Freedom 2040 Portfolio (Service Class)

Fidelity® VIP Freedom 2050 Portfolio (Service Class)

Fidelity® VIP Growth Portfolio (Service Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

Fidelity® VIP Real Estate Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust

Franklin Mutual Global Discovery VIP Fund (Class 2)

Franklin Small Cap Value VIP Fund (Class 2)

Franklin Strategic Income VIP Fund (Class 2)

Templeton Global Bond VIP Fund (Class 1)

Goldman Sachs Variable Insurance Trust

Goldman Sachs Core Fixed Income Fund (Service)

Goldman Sachs Growth Opportunities Fund (Service)

Goldman Sachs Mid Cap Value Fund (Institutional)

Goldman Sachs Small Cap Equity Insights Fund (Institutional)

Goldman Sachs Strategic International Equity Fund (Institutional)

Ivy Variable Insurance Portfolios

Ivy VIP Asset Strategy Portfolio (Class II)

Ivy VIP Science and Technology Portfolio (Class II)

JPMorgan Insurance Trust

JPMorgan Insurance Trust Small Cap Core Portfolio (Class 1)

JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1)

Lord Abbett Series Fund, Inc.

Lord Abbett Developing Growth Portfolio (Class VC)

Lord Abbett Mid Cap Stock Portfolio (Class VC)

MFS® Variable Insurance Trust

MFS® Growth Series (Initial Class)

MFS® Utilities Series (Initial Class)

MFS® Value Series (Initial Class)

MFS® Variable Insurance Trust II

MFS® Blended Research Core Equity Portfolio (Initial Class)

MFS® Government Securities Portfolio (Initial Class)

MFS® International Value Portfolio (Initial Class)

MFS® Variable Insurance Trust III

MFS® Global Real Estate Portfolio (Initial Class)

MFS® MidCap Value Portfolio (Initial Class)

MML Series Investment Fund

MML Aggressive Allocation Fund (Initial Class)

MML American Funds® Core Allocation Fund (Service Class I)

MML American Funds® Growth Fund (Service Class I)

MML American Funds® International Fund (Service Class I)

2

MML Balanced Allocation Fund (Initial Class)

MML Blue Chip Growth Fund (Initial Class)

MML Conservative Allocation Fund (Initial Class)

MML Equity Income Fund (Initial Class)

MML Equity Index Fund (Service Class I)

MML Focused Equity Fund (Class II)

MML Foreign Fund (Initial Class)

MML Fundamental Growth Fund (Class II)

MML Fundamental Value Fund (Class II)

MML Global Fund (Service Class I)

MML Growth Allocation Fund (Initial Class)

MML Growth & Income Fund (Initial Class)

MML Income & Growth Fund (Initial Class)

MML International Equity Fund (Class II)

MML Large Cap Growth Fund (Initial Class)

MML Managed Volatility Fund (Initial Class)

MML Mid Cap Growth Fund (Initial Class)

MML Mid Cap Value Fund (Initial Class)

MML Moderate Allocation Fund (Initial Class)

MML Small Cap Growth Equity Fund (Initial Class)

MML Small Company Value Fund (Class II)

MML Small/Mid Cap Value Fund (Initial Class)

MML Total Return Bond Fund (Class II)

MML Series Investment Fund II

MML Blend Fund (Initial Class)

MML Dynamic Bond Fund (Class II)

MML Equity Fund (Initial Class)

MML High Yield Fund (Class II)

MML Inflation-Protected and Income Fund (Initial Class)

MML Managed Bond Fund (Initial Class)

MML Short-Duration Bond Fund (Class II)

MML Small Cap Equity Fund (Initial Class)

MML Strategic Emerging Markets Fund (Class II)

MML U.S. Government Money Market Fund (Initial Class)

Oppenheimer Variable Account Funds

Oppenheimer Discovery Mid Cap Growth Fund/VA (Non-Service)

Oppenheimer Global Fund/VA (Non-Service)

Oppenheimer Global Multi-Alternatives Fund/VA (Non-Service)

Oppenheimer Global Strategic Income Fund/VA (Non-Service)

Oppenheimer International Growth Fund/VA (Non-Service)

Oppenheimer Main Street Fund®/VA (Non-Service)

PIMCO Variable Insurance Trust

PIMCO All Asset Portfolio (Administrative Class)

PIMCO CommodityRealReturn® Strategy Portfolio (Advisor Class)

PIMCO Emerging Markets Bond Portfolio (Advisor Class)

PIMCO Global Bond Portfolio (Unhedged) (Administrative Class)

PIMCO High Yield Portfolio (Administrative Class)

PIMCO Long-Term U.S. Government Portfolio (Administrative Class)

PIMCO Real Return Portfolio (Administrative Class)

PIMCO Total Return Portfolio (Administrative Class)

T. Rowe Price Fixed Income Series, Inc.

T. Rowe Price Limited-Term Bond Portfolio (Class I)

Voya Variable Portfolios, Inc.

Voya International Index Portfolio (Class S)

Voya Russell™ Mid Cap Index Portfolio (Class S)

Voya Russell™ Small Cap Index Portfolio (Class S)

3

4

Summary of Benefits and Risks

The following is a summary of the principal benefits and risks of the policy. It is only a summary. Additional information on the policy’s benefits and risks can be found in the later sections of this prospectus.

Benefits of the Policy

Death Benefit	The primary benefit of your policy is life insurance coverage. While the policy is in force, which means the policy has not terminated, a death benefit will be paid to the Beneficiary when the Insured dies.
Choice of Death Benefit Options

The policy offers three death benefit options. Each is the greater of the Minimum Death Benefit* in effect on the date of death, or:

1. Death Benefit Option 1 (level amount option): The Base Selected Face Amount in effect on the date of death

2. Death Benefit Option 2 (return of Account Value option): The Base Selected Face Amount in effect on the date of death plus the Account Value on the date of death

3. Death Benefit Option 3 (return of premium option): The greater of: (i) the Base Selected Face Amount in effect on the date of death, or (ii) the Base Selected Face Amount in effect on the date of death plus the sum of all premiums paid, less withdrawals.

The death benefit we pay will be reduced by any outstanding Policy Debt and any unpaid premium needed to avoid policy termination.

*The Minimum Death Benefit is the minimum amount of death benefit needed for a policy to qualify as life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (IRC). It is calculated by multiplying the Account Value by the applicable Minimum Death Benefit percentage. See “Minimum Death Benefit” in the “Death Benefit” section for more information.

Right to Return the Policy	You have ten days (20 days in North Dakota and 45 days for Policy Owners over the age of 60 in California) after the policy is issued during which you can cancel the policy and receive a refund (Free-Look). See “Your Right to Return the Policy” in the “Purchasing a Policy” section for more information.
Variable Investment Choices	The policy offers a choice of more than 100 Divisions within its Separate Account. Each Division invests in shares of a designated investment Fund. You may invest in a maximum of 25 Divisions at a time.
Guaranteed Principal Account	In addition to the above mentioned variable investment choices, you may also allocate Net Premiums to the GPA. Amounts allocated to the GPA are guaranteed and earn interest daily. Certain restrictions apply to transfers to and from the GPA. The GPA is part of the Company’s General Investment Account and is subject to the Company’s financial strength and claims paying ability.
Flexibility

The policy is designed to be flexible to meet your specific life insurance needs. Within limitations, you can:

• choose the timing, amount and frequency of premium payments;

• change the death benefit option;

• increase or decrease the Base Selected Face Amount;

• change the Policy Owner or Beneficiary; and

• change your investment selections.

Transfers	Within limitations, you may transfer Account Value among the Divisions and the GPA. Limitations on transfers are described in the “Risks of the Policy” table and the “Policy Transactions” section.
Surrenders and Withdrawals	You may surrender your policy, and we will pay you its Surrender Value. You may also withdraw a part of the Surrender Value. A Withdrawal will reduce your Account Value, may increase the risk that the policy will terminate, and may reduce the Base Selected Face Amount of your policy. Surrenders and Withdrawals may result in adverse tax consequences.
Loans	You may take a loan on the policy. The policy secures the loan. Taking a loan may have adverse tax consequences and will increase the risk that your policy may terminate.
Assignability	You may assign the policy as collateral for a loan or other obligation subject to our approval.
Tax Benefits	You are generally not taxed on the policy’s earnings until you withdraw Account Value from your policy. This is known as tax deferral. Your Beneficiary may receive the death benefit free of income tax. The policy is intended to qualify under IRC Section 7702 under either the Cash Value Accumulation Test or Guideline Premium Test.
Additional Benefits	There are a number of additional benefits you may add to your policy by way of riders. The riders available with this policy are listed in the “Other Benefits Available Under the Policy” section. An additional charge may apply if you elect a rider.

5

Risks of the Policy

Investment Risks	The value of your policy will fluctuate with the performance of the Divisions you select. Each Fund in which a Division invests has its own investment objectives. Your Divisions may decline in value or they may not perform to your expectations. You bear the investment risk of any Account Value allocated to the Divisions. It is possible you could lose your entire investment, and your policy could terminate without value.
Suitability	Variable life insurance is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. You should not purchase the policy if you will need all or part of the Surrender Value in a short period of time.
Policy Termination	Your policy could terminate if the value of the policy becomes too low to support the policy’s monthly charges or if total Policy Debt exceeds the Account Value. Poor investment performance of the Funds selected by the Policy Owner and the deduction of the policy fees and monthly charges may result in termination of the policy even if all planned annual premiums are timely paid. Before the policy terminates, however, you will have a Grace Period during which you will be notified in writing that your coverage may terminate unless you pay additional premium. Termination of your policy may result in adverse tax consequences.
Limitations on Access to Cash Value

• Withdrawals are not available during the first Policy Year.

• The minimum Withdrawal amount is $100.

• The maximum Withdrawal amount is equal to 90% of the Account Value, less Policy Debt, less an amount equal to the most recent monthly charges multiplied by an amount equal to one plus the number of Monthly Calculation Dates remaining until the next Policy Anniversary Date.

• A Withdrawal charge equal to the lesser of 2% of the amount you withdraw or $25 will be deducted from the amount of the Withdrawal.

Limitations on Transfers

• Transfers from the GPA are generally limited to one per Policy Year and may not exceed 25% of your Account Value in the GPA (less any Policy Debt).

• You may maintain Account Value in a maximum of 25 Divisions and the GPA at any one time.

• We reserve the right to restrict or reject transfers if we determine the transfers reflect frequent trading or a market timing strategy, or we are required to restrict or reject by the applicable fund.

• We reserve the right to charge a transfer fee for each transfer after the twelfth transfer per Policy Year.

Impact of Loans	Taking a loan from your policy may increase the risk that your policy will terminate. It will have a permanent effect on the policy’s cash Surrender Value and will reduce the death proceeds. Also, policy termination with an outstanding loan can result in adverse tax consequences.
Withdrawals	A Withdrawal will reduce your policy’s Account Value by the amount withdrawn, including the Withdrawal fee. If the policy’s Account Value is reduced to a point where it cannot meet a monthly deduction, your policy may terminate. A Withdrawal may also reduce your Base Selected Face Amount and may have adverse tax consequences.
Adverse Tax Consequences

Certain transactions (including but not limited to Withdrawals, surrenders and loans) may lead to a taxable event. Under certain circumstances (usually if your premium payments in the first seven years or less exceed specified limits), your policy may become a “Modified Endowment Contract” (MEC). Under federal tax law, loans, collateral assignments, withdrawals, and other pre-death distributions received from a MEC policy are taxed as income first and recovery of cost basis second. Also, distributions includible in income received before you attain age 59 1⁄2 may be subject to a 10% penalty.

Existing tax laws that affect this policy may change at any time. Refer to the “Federal Income Tax Considerations” section.

Policy Charge Changes	We have the right to increase certain policy and rider charges; however, the charges will not exceed the maximum charges identified in the fee tables. If we increase a policy or rider charge, you may need to increase the amount and/or frequency of your premiums to keep your policy in force. The Company will notify the Policy Owner of any such changes through a prospectus supplement.
Fund Risk	The type of investments that a Fund makes will also create risk. A comprehensive discussion of the risks of each of the Funds may be found in that Fund’s prospectus. You should read the Fund’s prospectus carefully before investing.

6

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. A more detailed description of these fees can be found in the “Charges and Deductions” section of this prospectus.

Transaction Fees

This table describes fees and expenses that you will pay at the time you pay premium, take Account Value out of the policy, make transfers among the Divisions and the GPA or substitute the Insured under the terms of the policy.

Charge	When Charge is Deducted	Amount Deducted
Premium Load Charge	When you pay premium	Maximum: 10% of each premium payment	Current: Below Target [1] 5.55% of each premium payment Above Target [1] 2.30% of each premium payment
Withdrawal Charge	When you withdraw a portion of your Account Value from the policy	Maximum: 2% of the amount withdrawn, not to exceed $25 per Withdrawal	Current: 2% of the amount withdrawn, not to exceed $25 per Withdrawal
Transfer Charge	Upon each transfer after the first 12 transfers in a Policy Year	Maximum: $10 per transfer	Current: $0 per transfer
Substitute Insured Charge	If Policy Owner elects to substitute a new Insured	Maximum: $75	Current: $75

1	The “Target” premium for a policy establishes a threshold for a policy’s premium loads. If you pay premiums that are below the Target premium, your premium loads will be higher, as a percentage of premiums paid, than if you pay premiums that exceed the Target premium. We set the Target premium on the policy’s Issue Date. The amount of the Annual Target Premium depends on: (i) the Initial Base Selected Face Amount of the policy; (ii) the Insured’s issue age; (iii) the Insured’s gender; and (iv) the Insured’s tobacco use classification. A table showing the annual Target premiums at certain ages for a policy with a Base Selected Face Amount of $100,000 in all years can be found in the “Premiums” section.

Periodic Charges Other than Fund Operating Expenses

This table describes the fees and expenses that you will pay periodically, other than Fund operating expenses, during the time that you own the policy.

Charge	When Charge is Deducted	Amount Deducted
Administrative Charge	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $9.00 per month	Current: • $5.00 per month
Cost of Insurance Charge [1,2]	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $27.87 per $1000 of Insurance Risk	Minimum: • $0.01 per $1000 of Insurance Risk
Cost of Insurance Charge for a 45 year old non-smoker in the standard risk classification, with Death Benefit Option 1. [3]	Monthly, on the policy’s Monthly Calculation Date	• $0.04 per $1000 of Insurance Risk
Base Face Amount Charge	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $0.05 per $1000 of Base Selected Face Amount	Current: Policy Years 1-2: • $0.05 per $1000 of Base Selected Face Amount Policy Years 3+: • $0.03 per $1000 of Base Selected Face Amount

7

Charge	When Charge is Deducted	Amount Deducted
Mortality & Expense Risk Charge [4]	Monthly, on the policy’s Monthly Calculation Date	Maximum Annual Rate: • 0.90% of the policy’s Variable Account Value

Current Annual Rate:

Policy Years 1-5:

• 0.25% of the policy’s
Variable Account Value

Policy Years 6-15:

• 0.20% of the policy’s
Variable Account Value

Policy Years 16+:

• 0.10% of the policy’s
Variable Account Value

Loan Interest Rate Expense Charge [5]	Reduces the interest we credit on the loaned value. We credit the loan interest daily.	Maximum Annual Rate: • 3.00% of loaned amount	Current Annual Rate: Policy Years 1-10: • 1.00% of loaned amount Policy Years 11+: • 0% of loaned amount

1	These cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay. These rates may vary by a number of factors, including but not limited to, the Insured’s issue age, Policy Year, tobacco use classification and risk classification. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

2	The maximum cost of insurance charge rates are based on 100% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Gender and Smoker Distinct Table. For policies issued in Montana, the maximum cost of insurance rates are based on 100% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Unisex and Smoker Distinct Table.

3	The rates shown for “representative insured” are first year rates only.

4	The monthly Mortality & Expense Risk Charge is deducted from the then current Account Values in the Divisions of the Separate Account. This charge will be determined by multiplying one-twelfth of the Mortality & Expense Risk Charge Percentage by the Account Values in the Divisions of the Separate Account.

5	We charge interest on policy loans, but we also credit interest on the cash value we hold as collateral on policy loans. The Loan Interest Rate Expense Charge represents the difference (cost) between the loan interest rate we charge and the interest credited on loaned amounts.

Rider Charges

This table describes: (1) charges you will pay at the time you exercise a rider; and (2) any ongoing charges associated with a rider.

Rider Charge	When Charge is Deducted	Amount Deducted
Overloan Protection Rider	Once, upon activation of the rider	Maximum percentage of Account Value: [1] • 3.71%	Minimum percentage of Account Value: [1] • 1.02%
Overloan Protection Rider charge for an 80 year old	Once, upon activation of the rider	3.19% of Account Value
Waiver of Monthly Charges Rider [2]	Monthly, on the policy’s Monthly Calculation Date	Maximum rate per $100 of Monthly Deduction: [3] • $11.98	Minimum rate per $100 of Monthly Deduction: [3] • $4.55
Waiver of Monthly Charges Rider charge for a 45 year old male, non-smoker, in the standard risk classification	Monthly, on the policy’s Monthly Calculation Date	Rate per $100 of Monthly Deduction: [3] • $10.29
Supplemental Monthly Term Insurance Rider (Cost of Insurance Charge) [4,5]	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $36.72 per $1000 of Insurance Risk	Minimum: • $0.01 per $1000 of Insurance Risk
Supplemental Monthly Term Insurance Rider (Cost of Insurance Charge) for a 45 year old male, non-smoker, in the standard risk classification[6]	Monthly, on the policy’s Monthly Calculation Date	• $0.04 per $1000 of Insurance Risk
Supplemental Monthly Term Insurance Rider (Face Amount Charge)	Monthly, on the policy’s Monthly Calculation Date	Maximum: • $0.05 per $1000 Term Selected Face Amount	Current: Policy Years 1-2: • $0.05 per $1000 Term Selected Face Amount Policy Years 3+: • $0.03 per $1000 Term Selected Face Amount

8

Rider Charge	When Charge is Deducted	Amount Deducted
Cash Surrender Value Enhancement Rider	When you pay premium	Maximum: Years 1-7: • 1.00% of each premium payment Years 8+: • 0.00%	Current: Policy Years 1-7: • 0.50% of each premium payment Policy Years 8+: • 0.00%

1	The charge is assessed once at the time the Overloan Protection Rider is activated. The applicable percentage of Account Value varies by Attained Age, 75-95.

2	The charges for the waiver of monthly charges rider vary by Attained Age. The rider charges may not be representative of the charges that a particular Policy Owner will pay. If you would like information on the charges for your particular situation for the waiver of monthly charges rider charges, you can request a personalized illustration from your registered representative by calling our Administrative Office at 1-800-548-0073.

3	The policy’s “monthly deduction” is the sum of the following current monthly charges: (a) cost of insurance charge for the base coverage, (b) policy administrative charge, (c) base face amount charge, and (d) any applicable rider charges.
4	These cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay. These rates may vary by a number of factors, including but not limited to, the Insured’s issue age, Policy Year, tobacco use classification and risk classification. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

5	The maximum cost of insurance rates are based on 125% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Gender and Smoker Distinct Table. For policies issued in Montana, the maximum cost of insurance rates are based on 125% of the ultimate 2001 Commissioners’ Standard Ordinary (2001 CSO), Age-Last Birthday, Unisex and Smoker Distinct Table.

6	The rates shown for the “representative insured” are first year rates only.

Annual Fund Operating Expenses

While you own the policy, if your assets are invested in any of the Divisions, you will be subject to the fees and expenses charged by the Fund in which that Division invests. The table below shows the minimum and maximum total operating expenses charged by any of the Funds, expressed as a percentage of average net assets, for the year ended December 31, 2016 (before any waivers or reimbursements).1 Current and future expenses may be higher or lower than those shown. More detail concerning each Fund’s fees and expenses that you may periodically be charged during the time that you own the policy is contained in each Fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.39%	1.60%

1	The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information provided to us by Funds that are not affiliated with us.

The information above describes the fees and expenses you pay related to the policy. For information on compensation we receive from the Funds and their advisers and sub-advisers, see “Investment Choices – Compensation We Receive from Funds, Advisers and Sub-Advisers.” For information on compensation we pay to broker-dealers selling the policy, see “Other Information – Distribution.”

9

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the policy, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page
Account Value	25
Accumulation Unit	25
Administrative Office	1
Annual Target Premium	15
Attained Age	33
Base Selected Face Amount	11
Beneficiary	13
Case	12
Claims Paying Ability	55
Division	17
Free-Look	13
Fund	17
General Investment Account	24
Good Order	11
Grace Period	26
Initial Base Selected Face Amount	13
Insurance Risk	16, 40, 41
Insured	13
Issue Date	13
Minimum Case Premium	14
Minimum Death Benefit	5, 32
Minimum Net First Policy Premium	14
Modified Endowment Contract (MEC)	49
Monthly Calculation Date	40
Net Investment Experience	25
Net Premium	16
Paid-up Policy Date	52
Planned Annual Premium	14
Policy Anniversary	13
Policy Date	13
Policy Debt	31
Policy Debt Limit	32
Policy Owner	12
Policy Year	15
Separate Account	17
Surrender Value	30

10

Page
Term Selected Face Amount	42
Total Disability	46
Total Selected Face Amount	45
Valuation Date	12
Variable Account Value	25
Withdrawal	30
Written Request	11
7-pay test	49

The Company

In this prospectus, the “Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual and its domestic life insurance subsidiaries provide individual and group life insurance, disability insurance, individual and group annuities and guaranteed interest contracts to individual and institutional customers in all 50 states of the U.S., the District of Columbia and Puerto Rico. Products and services are offered primarily through the Company’s MM Financial Advisors, Direct to Consumer, Institutional Solutions and Workplace Solutions distribution channels.

MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

General Overview

The policy is a life insurance contract between you (the Policy Owner) and MassMutual. In exchange for your premium payments, we agree to pay a death benefit to the Beneficiary when the Insured dies while the policy is in force.

The policy provides premium payment and death benefit flexibility. It permits you to vary the frequency and amount of premium payments and to increase or decrease the policy’s selected face amount (Base Selected Face Amount). The policy also offers you a choice of three death benefit options and you can, within limitations, change your death benefit option. You cannot, however, change the death benefit option after the Policy Anniversary on or after the Insured’s 95th birthday.

Generally, you are not taxed on policy earnings until you take money out of the policy. This is known as tax deferral.

The policy is called variable life insurance because you can choose to allocate your Net Premium payments among various investment choices. Your choices include the Funds listed in this prospectus and a GPA. Your Account Value and the amount of the death benefit we pay may vary due to a number of factors including, but not limited to, the investment performance of the Funds you select, the interest we credit on the GPA, and the death benefit option you select. When the Insured dies, if the policy is in force, we will pay the Beneficiary a death benefit.

From time to time you may want to submit a Written Request for a change of Beneficiary, a transfer, or some other action. A “Written Request” is a written or electronic communication or instruction in Good Order sent by the Policy Owner to, and received by MassMutual at our Administrative Office. In addition, we may allow the telephone, website, or other electronic media to be used for certain transactions that require Written Requests. Telephone, computer systems or other electronic media may not always be available. Telephone, computer systems and other electronic media can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. We may make these additional methods available at our discretion. They may be suspended or discontinued at any time without notice. Not all transaction types can be requested by telephone, website or other electronic media.

Good Order

An instruction or transaction request that we receive at our Administrative Office generally is considered in “Good Order” if we receive it within the time limits, if any, prescribed in this prospectus for a particular request or transaction. It includes all

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information necessary for us to execute the request or transaction, and it is signed by you or authorized persons to provide instruction to engage in the request or transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by our Administrative Office of the instructions related to the request or transaction in writing (or, when permitted, by telephone or website) along with all forms, information and supporting legal documentation we require to effect the request or transaction. This information generally includes to the extent applicable: the completed application or instruction form; your policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Divisions affected by the request or transaction; the signatures of all Policy Owners; if necessary, Social Security Number or Tax Identification Number; tax certification; and any other information or supporting documentation we may require including consents, certifications and guarantees. Instructions must be complete and sufficiently clear so that we do not need to exercise any discretion to follow such instructions. We will not accept instructions that require additional requirements or burdens not provided for within the policy. With respect to premium payments, Good Order also generally includes receipt by us of sufficient funds to affect the purchase. We may in our sole discretion, determine whether any particular request or transaction is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time. If you have any questions you may contact our Administrative Office before submitting the form or request.

All financial transactions (including premium payments, surrenders, Withdrawals, loan related transactions, and transfers) received in Good Order will be effective on a Valuation Date. A “Valuation Date” is any day on which the net asset value of the units of each Division is determined. Generally, this will be any date on which the New York Stock Exchange (NYSE), or its successor, is open for trading. Our Valuation Date ends when the NYSE closes. This is usually at 4:00 p.m. Eastern Time. Any financial transaction request (including telephone, fax, and website requests) received after the close of the NYSE is processed as of the next Valuation Date. Under certain circumstances we may defer payment of certain financial transactions. See the “When We Pay Death Benefit Proceeds” and the “Other Policy Rights and Limitations” sections. Valuation Dates do not include days when the NYSE is not open for trading, which generally includes weekends and major U.S. holidays.

Availability

The policy is available on a Case basis. A Case is defined as one or more policies issued to the same Policy Owner. All policies within a Case are aggregated for purposes of determining Policy Dates, loan rates and underwriting requirements.

The minimum Base Selected Face Amount is $50,000 per policy. At the time of issue, the Insured must be age 18 through age 75 as of his/her last birthday as of the Policy Date.

Underwriting

We currently offer three different underwriting programs:

1.	Guaranteed issue underwriting is generally available to Cases that will insure ten or more lives. Insureds who are part of a Case eligible for guaranteed issue underwriting are not required to undergo medical underwriting, but they must have been actively at work for at least 90 days prior to application.
2.	Simplified issue underwriting is generally available to Cases that will insure six or more lives. Insureds who are part of a Case eligible for simplified issue underwriting are not required to undergo medical underwriting, but they are required to provide more information than for guaranteed issue underwriting, including health and avocation questions.
3.	Full underwriting is available for any Case that does not qualify for guaranteed issue or simplified issue underwriting. Insureds who are part of a Case that requires full underwriting will be required to undergo a medical examination.

Generally, on a current basis, the overall cost of insurance rates for a healthy individual are higher for a guaranteed or simplified issue policy than for a similar policy issued with full underwriting.

In certain states, simplified issue underwriting may be referred to as “simplified underwriting” and guaranteed issue underwriting may be referred to as “limited underwriting.”

Policy Owner, Insured, Beneficiary

Policy Owner

The Policy Owner is the individual, corporation, partnership, trust or other entity who owns the policy, as shown on our records, and will generally make the choices that determine how the policy operates while it is in force. When we use the terms “you” or “your,” in this prospectus, we are referring to the Policy Owner. A change of Policy Owner will take effect as

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of the date the Written Request is received in Good Order. Each change will be subject to any payment we made or other action we took before receiving the Written Request in Good Order.

The sale of your policy to an unrelated investor, sometimes called a viatical or a life settlement, typically has transaction costs that may reduce the value of the settlement. Discuss the benefits and risks of selling your life insurance policy with your registered representative and estate planner before you enter into a life settlement. Such a sale may also have adverse tax consequences. Refer to “Sales to Third Parties” in the “Federal Income Tax Considerations” section for more information.

Insured

The Insured is the person on whose life the policy is issued. The Insured is named in the application for the policy. The Policy Owner must have an insurable interest in the life of the Insured in order for the policy to be valid under state law and for the policy to be considered life insurance for income tax purposes. If the policy does not comply with the insurable interest requirements of the issue state at the time of issue, the policy may be deemed void from the beginning. As a result, the policy would not provide the intended benefits. It is the responsibility of the Policy Owner to determine whether proper insurable interest exists at the time of policy issuance. Generally, we will not issue a policy for an Insured who is more than 75 years old.

Beneficiary

The Beneficiary is the person you name in the application to receive any death benefit. You may name different classes of Beneficiaries, such as primary and secondary. These classes will set the order of payment.

Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies by sending a Written Request to our Administrative Office. If an irrevocable Beneficiary has been named, the Policy Owner must have their consent to change the Beneficiary. Generally, the change will take effect as of the date your Written Request is received in Good Order. Each change will be subject to any payment we made or other action we took before receiving the Written Request.

If no Beneficiary is living or in existence when the Insured dies, we will pay you the death benefit unless the policy states otherwise. If you are deceased, the death benefit will be paid to your estate.

Purchasing a Policy

Purchasing a Policy

To apply for a policy you must send us a completed application. The minimum Initial Base Selected Face Amount is currently $50,000. The Policy Owner selects, within our limits, the Base Selected Face Amount. The Base Selected Face Amount is used to determine the amount of insurance coverage the policy provides while it is in force.

The Initial Base Selected Face Amount is the Base Selected Face Amount on the Policy Date and is listed on the first page of your policy. The “Policy Date” is the date used as the starting point for determining Policy Anniversary dates, Policy Years and Monthly Calculation Dates. Your “Policy Anniversary” is the anniversary of the Policy Date.

We determine whether to accept or reject the application for the policy and the Insured’s risk classification. The policy’s Issue Date is the date we actually issue the policy. Coverage under the policy becomes effective on the policy’s Issue Date.

Your Right to Return the Policy

You have the right to examine your policy. If you change your mind about owning it, generally, you may cancel it within ten calendar days (20 days in North Dakota and 45 days in California for Policy Owners over age 60) of receiving it (Free-Look). If you cancel the policy within the Free-Look period, we will issue you a refund.

During the Free-Look period, we will apply premium payments to the GPA. If you cancel the policy, we will pay a refund to you. The refund equals:

•	any premium paid for the policy; plus
•	interest credited to the policy under the GPA; minus
•	any amounts borrowed or withdrawn.

To cancel the policy, return it to us at our Administrative Office.

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Replacement of Life Insurance and Annuities

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A “financed purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender, or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest. You should be aware that the person selling you the new policy or contract will generally earn a commission if you buy the new policy or contract through a replacement. Remember that if you replace a policy or contract with another policy or contract, there may be a surrender charge period for the new policy or contract. In addition, other charges may be higher (or lower) and the benefits may be different. A new policy will also have a new contestability period which generally provides that the insurance company has the right, for a limited time period, to void the policy after it has been in force due to misrepresentation or concealment by the insured in obtaining the policy.

You should also note that once you have replaced your life insurance policy or annuity contract, you generally cannot reinstate it even if you choose not to accept your new life insurance policy or annuity contract during your Free-Look period. The only exception to this rule would be if you live in a state that requires the insurer to reinstate the previously surrendered policy or contract if the Policy Owner chooses to reject their new life insurance policy or annuity contract during the Free-Look period.

If you purchase the policy described in this prospectus in exchange for an existing policy or contract from another company, we may not receive your initial premium payment from the other company for a substantial period of time after we receive your signed application. This premium payment may be impacted by increases or decreases in policy values of the existing policy that result from market fluctuations during the period between submission of the exchange request and actual processing. The final Surrender Value of the existing policy may be calculated several days after we receive your exchange request in Good Order. Please consult your current issuer for options to potentially mitigate market exposure during this period. In addition, as we will not issue the new policy until we have received an initial premium from your existing insurance company, the issuance of the policy in an exchange could be delayed.

Premiums

Premium Payments and Payment Plans

All premium payments must be sent in Good Order to us at our Administrative Office.

There are four premium concepts under the policy:

•	Minimum Case Premium;
•	Minimum Net First Policy Premium;
•	Planned Annual Premium; and
•	Annual Target Premium.

The Minimum Case Premium and Minimum Net First Policy Premium requirements must be satisfied before we will issue a policy. The Planned Annual Premium establishes the basis for the premium bills we will send to you, and the Annual Target Premium establishes a threshold for your policy’s premium load charges.

Minimum Case Premium.  The minimum premium that we require for a Case is $100,000 of Planned Annual Premium meaning that the sum of the Planned Annual Premiums for all of the policies issued in a Case must equal at least $100,000 or the policies will not be issued.

Minimum Net First Policy Premium.  Generally, you determine the first premium you want to pay for the policy, but it must be at least equal to the Minimum Net First Policy Premium. The Minimum Net First Policy Premium is an amount equal to 12 times the sum of the monthly charges for the first month.

You must pay the Minimum Net First Policy Premium and submit the application and all other required forms in Good Order to our Administrative Office before we will issue your policy.

Planned Annual Premium.  You may elect in the application to pay an annual premium for your policy. We call this premium your Planned Annual Premium. Your election of a Planned Annual Premium forms the basis for the premium bills we send you. You may change the amount of your Planned Annual Premium at any time.

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The amount of your Planned Annual Premium will depend on:

•	the Base Selected Face Amount of the policy;
•	the Insured’s age;
•	the Insured’s gender;
•	the Insured’s tobacco use classification; and
•	the amount of the first premium paid.

There is no penalty if you do not pay the Planned Annual Premium; however, the policy may lapse if there is not sufficient Account Value from which to deduct the monthly charges.

If a Planned Annual Premium payment is not made, the policy will not necessarily terminate. Conversely, making Planned Annual Premium payments does not guarantee the policy will remain in force. Even if you pay Planned Annual Premiums, the policy will terminate if the Account Value becomes insufficient to pay monthly charges and the Grace Period expires without sufficient payment.

Annual Target Premium.  The Annual Target Premium for your policy establishes a threshold for your policy’s premium load charge. If you pay premiums that are below the Annual Target Premium, your premium load charge will be higher, as a percentage of premiums paid, than if you pay premiums that exceed the Annual Target Premium.

We set the Annual Target Premium on the date we issue your policy. The amount of the Annual Target Premium depends on:

•	the Initial Base Selected Face Amount of the policy;
•	the Insured’s age;
•	the Insured’s gender; and
•	the Insured’s tobacco use classification.

The following table shows the Annual Target Premium at certain ages for a policy with a Base Selected Face Amount of $100,000 in all years, under Death Benefit Option 1.

Annual Target Premium - $100,000 Base Selected Face Amount (Death Benefit Option 1)

	Issue Age
Class	25	40	55
Male Tobacco	$2,944	$4,834	$7,816
Female Tobacco	$2,615	$4,408	$7,215
Unisex Tobacco	$2,879	$4,749	$7,694
Male Non-Tobacco	$2,375	$3,997	$6,680
Female Non-Tobacco	$2,089	$3,568	$5,977
Unisex Non-Tobacco	$2,318	$3,911	$6,538

Premium Flexibility

While your policy is in force, you may pay premiums at any time before the death of the Insured subject to certain restrictions. There are no required premium payments, although you must maintain sufficient Account Value to keep the policy in force by paying the monthly charges. You may elect to set-up a “Planned Annual Premium” payment plan. Premium payment plans are discussed above in the “Premium Payments and Payment Plans” section.

The minimum premium payment we will accept is $100.00.

In some cases, applying a subsequent premium payment in a Policy Year could result in your policy becoming a MEC. The Policy Year is the twelve month period beginning with the Policy Date, and each successive twelve month period thereafter. If a policy is a MEC under federal tax law, loans, Withdrawals and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. See “Modified Endowment Contracts” under the “Federal Income Tax Considerations” section for more information. We will not credit any amount of premium to your policy that will exceed MEC limits unless we have written authorization from the Policy Owner to allow MEC status. Additionally, we will follow these procedures:

•	If we receive a subsequent premium payment that would cause the policy to become a MEC, the premium payment will be considered not in Good Order. We will credit only that part of the premium payment to the policy that will not cause the policy to become a MEC. We will return the remaining portion of the payment to the premium payer.

•	In addition, the payment frequency may be changed to annual to prevent subsequent premium bills from being produced prior to the next Policy Anniversary date.

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These procedures may not apply if there has been a material change to your policy that impacts the 7-pay limit or 7-pay period, because the start of the 7-pay year may no longer coincide with your Policy Anniversary. See the “Federal Income Tax Considerations” section for more information.

Premium Limitations

The IRC has limits on the amount of money you may put into a life insurance contract and still meet the IRC’s definition of life insurance for tax purposes. There are two tests under the IRC rules that are used to determine if a policy meets the IRC guidelines:

•	the Cash Value Accumulation Test, and
•	the Guideline Premium Test.

If you choose the Guideline Premium Test, the maximum premium payment we will accept will be stated in your policy’s specifications pages. Regardless of whether you choose the Guideline Premium Test or the Cash Value Accumulation Test, we have the right to refund a premium paid in any year if it will increase the Insurance Risk under the policy. The Insurance Risk is the difference between the death benefit payable and the Account Value of your policy. See “Minimum Death Benefit” in the “Death Benefits” section for detailed information regarding the Cash Value Accumulation Test and the Guideline Premium Test.

Certain policy changes (including but not limited to a change in face amount, a change in tobacco use classification, or the addition or removal of a rider) may cause a recalculation of your maximum premium limit. If a policy change results in a decrease to your premium limit, we may be required to distribute funds from your policy to maintain its compliance with the adjusted premium limit. The distribution will be taken from the Division(s) and the GPA in proportion to the non-loaned values in each.

How and When Your Premium is Allocated

Net Premium.  Net Premium is a premium payment received in Good Order and accepted by us minus the premium load charge and the cash surrender value enhancement rider charge, if applicable.

The Net Premium is allocated among the Divisions and the GPA according to your current instructions. You may choose any percentages (in whole numbers) as long as the total is 100%. You may allocate Net Premiums to a maximum of 25 Divisions and the GPA at any one time.

Net Premium Allocation.  When applying for the policy, you choose the percentages of your Net Premiums to be allocated among the Divisions and/or the GPA. You may choose any percentages (in whole numbers) as long as the total is 100%. You may allocate Net Premium payments to a maximum of 25 Divisions and the GPA at any one time. However, we reserve the right to limit the number of Divisions to which you can allocate your premiums if the limitation is necessary to protect your policy’s status as life insurance under federal tax law.

You may change your Net Premium allocation at any time by sending a Net Premium allocation request form to us at our Administrative Office. You may also change your Net Premium allocation by telephone or fax transmission, subject to certain restrictions. Please note that telephone, fax, or website transactions may not always be available. Telephone, computer systems, and faxes can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. To help protect against unauthorized or fraudulent instructions, we will take reasonable steps to confirm that instructions given to us are genuine. We may record all telephone conversations.

A request to change your Net Premium allocation will become effective on the Valuation Date we receive your request, in Good Order, at our Administrative Office. If we receive your request in Good Order on a non-Valuation Date or after the end of a Valuation Date, the change will become effective on the next Valuation Date.

You may maintain Account Value in a maximum of 25 Divisions and the GPA at any one time. To allocate Net Premiums or to transfer Account Value to a 26th Separate Account Division, you must first transfer all Account Value from one or more of the existing Divisions to ensure that the limit of 25 is not exceeded.

When Net Premium is Allocated.  During the Free-Look period, we will apply your first Net Premium to the GPA, provided the premium equals or exceeds the Minimum Net First Policy Premium. If the premium does not equal or exceed the Minimum Net First Policy Premium, the policy will not be issued.

At the end of the Free-Look period, we will allocate your Account Value among the GPA and/or Divisions according to your instructions. You may choose any percentages (in whole numbers) as long as the total is 100%. You may allocate Net Premiums to a maximum of 25 Divisions and the GPA at any one time.

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If a payment is refused by your bank after we have applied the premium payment to your policy, the transaction will be deemed void and your payment will be reversed.

Investment Choices

The Separate Account

The part of your premium that you invest in the Divisions is held in an account that is separate from the general assets of the Company. This account is called the Massachusetts Mutual Variable Life Separate Account I. In this prospectus we will refer to it simply as the separate account (Separate Account). The Company owns the assets in the Separate Account.

We established the Separate Account on July 13, 1988, according to the laws of the Commonwealth of Massachusetts. We registered it with the SEC as a unit investment trust under the Investment Company Act of 1940 (1940 Act).

The Separate Account exists to keep your life insurance assets separate from our other Company assets. As such, any income, gains, or losses credited to, or charged against, the Separate Account reflect only the Separate Account’s own investment experience. At no time will the Separate Account reflect the investment experience of the Company’s other assets.

We may not use the assets in the Separate Account to pay any liabilities of the Company other than those arising from the policies. We may, however, transfer to our General Investment Account any assets that exceed anticipated obligations of the Separate Account. We are required to pay, from our general assets, if necessary, all amounts promised under the policies. In the event that the assets in the Separate Account exceed the liabilities, the Company may only withdraw seed capital and earned fees and charges.

We have established a segment within the Separate Account to receive and invest premium payments for the policies.

Currently, we have established more than 100 Divisions within the policies’ designated segment. Each Division purchases shares in a corresponding Fund. Policy Owners do not invest directly into the Funds. Instead, they invest in the Divisions. The Separate Account owns the Fund shares. The Funds are listed in the next section.

Some of the Funds offered are similar to mutual funds offered in the retail marketplace. They may have the same investment objectives and portfolio managers as the retail funds. The Funds offered in the policy, however, are set up exclusively for variable annuity and variable life insurance products. Their shares are not offered for sale to the general public, and their performance results will differ from the performance of the retail funds.

Funds

We do not recommend or endorse any particular Fund and we do not provide investment advice. You are responsible for choosing the Funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered. In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semiannual reports. After you select Funds for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your policy Account Value resulting from the performance of the Funds you have chosen.

Following is a table listing the investment Funds in which the Divisions invest, information on each Fund’s adviser and sub-adviser, if applicable, as well as the type of Fund being offered. More detailed information concerning the Funds and their investment objectives, strategies, policies, risks and expenses is contained in each Fund’s prospectus. You should read the information contained in the Fund prospectuses carefully. Each year while you own the policy, we will send you the current Fund prospectuses and/or summary prospectuses. You may also visit our website (www.massmutual.com) to access this prospectus, the current Fund prospectuses and summary prospectuses, or contact our Administrative Office to request copies. There can be no assurance that any of the Funds will achieve its stated objective(s). For example, during extended periods of low interest rates, and partly as a result of insurance charges, the yield on the money market investment fund may become extremely low and possibly negative.

Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Asset Allocation
	Fidelity® VIP Freedom 2020 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A

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Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Asset Allocation (continued)
	Fidelity® VIP Freedom 2025 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	Fidelity® VIP Freedom 2030 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	Fidelity® VIP Freedom 2035 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	Fidelity® VIP Freedom 2040 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	Fidelity® VIP Freedom 2050 Portfolio (Service Class)	Adviser: FMR Co., Inc. (FMRC) Sub-Adviser: N/A
	MML Aggressive Allocation Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML American Funds® Core Allocation Fund (Service Class I) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Balanced Allocation Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Conservative Allocation Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Growth Allocation Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Moderate Allocation Fund (Initial Class) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
Money Market
	MML U.S. Government Money Market Fund (Initial Class) [2]	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
Fixed Income
	American Century VP Inflation Protection Fund (Class II)	Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A
	BlackRock High Yield V.I. Fund (Class I)	Adviser: BlackRock Advisors, LLC Sub-Adviser: N/A
	BlackRock Total Return V.I. Fund (Class I)	Adviser: BlackRock Advisors, LLC Sub-Adviser: N/A
	Eaton Vance VT Floating-Rate Income Fund (ADV Class)	Adviser: Eaton Vance Management Sub-Adviser: N/A
	Franklin Strategic Income VIP Fund (Class 2)	Adviser: Franklin Advisers, Inc. Sub-Adviser: N/A
	Goldman Sachs Core Fixed Income Fund (Service)	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A
	MFS® Government Securities Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A

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Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Fixed Income (continued)
	MML Dynamic Bond Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: DoubleLine Capital LP
	MML High Yield Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
	MML Inflation-Protected and Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
	MML Managed Bond Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
	MML Short-Duration Bond Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
	MML Total Return Bond Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Metropolitan West Asset Management, LLC
	Oppenheimer Global Strategic Income Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
	PIMCO Emerging Markets Bond Portfolio (Advisor Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO Global Bond Portfolio (Unhedged) (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO High Yield Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO Long-Term U.S. Government Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO Real Return Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	PIMCO Total Return Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	Templeton Global Bond VIP Fund (Class 1)	Adviser: Franklin Advisers Inc. Sub-Adviser: N/A
	T. Rowe Price Limited-Term Bond Portfolio (Class I)	Adviser: T. Rowe Price Associates, Inc. Sub-Adviser: N/A
Balanced
	MML Blend Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Barings LLC
Large Cap Value
	BlackRock Basic Value V.I. Fund (Class I)	Adviser: BlackRock Advisors, LLC Sub-Adviser: N/A
	Invesco V.I. Comstock Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	MFS® Value Series (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A

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Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Large Cap Value (continued)
	MML Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Advisers: OppenheimerFunds, Inc. and Loomis Sayles & Company, L.P.
	MML Equity Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Fundamental Value Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP
	MML Income & Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: BlackRock Investment Management, LLC
Large Cap Blend
	Fidelity® VIP Contrafund® Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	Invesco V.I. Diversified Dividend Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	JPMorgan Insurance Trust U.S. Equity Portfolio (Class 1)	Adviser: J.P. Morgan Investment Management Inc. Sub-Adviser: N/A
	MFS® Blended Research Core Equity Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML Equity Index Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Northern Trust Investments, Inc.
	MML Focused Equity Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP
	MML Growth & Income Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company
	Oppenheimer Main Street Fund®/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
Large Cap Growth
	Fidelity® VIP Growth Portfolio (Service Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	Invesco V.I. American Franchise Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	MFS® Growth Series (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML American Funds® Growth Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Capital Research and Management Company
	MML Blue Chip Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Fundamental Growth Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP
	MML Large Cap Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Loomis, Sayles & Company, L.P.

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Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Small/Mid-Cap Value
	Delaware VIP® Small Cap Value Series (Service Class)	Adviser: Delaware Management Company Sub-Adviser: N/A
	Franklin Small Cap Value VIP Fund (Class 2)	Adviser: Franklin Advisory Services, LLC Sub-Adviser: N/A
	Goldman Sachs Mid Cap Value Fund (Institutional)	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A
	MFS® Mid Cap Value Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML Mid Cap Value Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: American Century Investment Management, Inc.
	MML Small Company Value Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Small/Mid Cap Value Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: AllianceBernstein L.P.
Small/Mid-Cap Blend
	Dreyfus MidCap Stock Portfolios (Service Shares)	Adviser: The Dreyfus Corporation Sub-Adviser: N/A
	Goldman Sachs Small Cap Equity Insights Fund (Institutional)	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A
	Invesco V.I. Small Cap Equity Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	JPMorgan Insurance Trust Small Cap Core Portfolio (Class 1)	Adviser: J.P. Morgan Investment Management Inc. Sub-Adviser: N/A
	Lord Abbett Mid Cap Stock Portfolio (Class VC)	Adviser: Lord, Abbett & Co. LLC Sub-Adviser: N/A
	MML Small Cap Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: OppenheimerFunds, Inc.
	Voya Russell™ Mid Cap Index Portfolio (Class S)	Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management LLC
	Voya Russell™ Small Cap Index Portfolio (Class S)	Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management LLC
Small/Mid-Cap Growth
	American Century VP Capital Appreciation Fund (Class I)	Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A
	Goldman Sachs Growth Opportunities Fund (Service)	Adviser: Goldman Sachs Asset Management, L.P. Sub-Adviser: N/A
	Invesco V.I. Mid Cap Growth (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	Lord Abbett Developing Growth Portfolio (Class VC)	Adviser: Lord, Abbett & Co. LLC Sub-Adviser: N/A

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Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Small/Mid-Cap Growth (continued)
	MML Mid Cap Growth Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Small Cap Growth Equity Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company LLP
	Oppenheimer Discovery Mid Cap Growth Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
International/Global
	American Century VP International Fund (Class I)	Adviser: American Century Investment Management, Inc. Sub-Adviser: N/A
	Delaware VIP® Emerging Markets Series (Service Class)	Adviser: Delaware Management Company Sub-Adviser: N/A
	Fidelity® VIP Overseas Portfolio (Initial Class)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	Franklin Mutual Global Discovery VIP Fund (Class 2)	Adviser: Franklin Mutual Advisers, LLC Sub-Adviser: N/A
	Goldman Sachs Strategic International Equity Fund (Institutional)	Adviser: Goldman Sachs Asset Management International Sub-Adviser: N/A
	Invesco V.I. International Growth Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: N/A
	MFS® International Value Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML American Funds ® International Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Foreign Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Templeton Investment Counsel, LLC
	MML Global Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company
	MML International Equity Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Harris Associates L.P.
	MML Strategic Emerging Markets Fund (Class II)	Adviser: MML Investment Advisers, LLC Sub-Adviser: OppenheimerFunds, Inc.
	Oppenheimer International Growth Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
	Oppenheimer Global Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
	Voya International Index Portfolio (Class S)	Adviser: Voya Investments, LLC Sub-Adviser: Voya Investment Management LLC

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Fund Type	Investment Funds in Which the Divisions Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Specialty
	Fidelity® VIP Real Estate Portfolio (Service Class)	Adviser: Fidelity SelectCo, LLC Sub-Advisers: Fidelity Management & Research (Japan) Limited and FMR Co., Inc.
	Invesco V.I. Global Real Estate Fund (Series I)	Adviser: Invesco Advisers, Inc. Sub-Adviser: Invesco Asset Management Limited
	Ivy VIP Asset Strategy Portfolio (Class II)	Adviser: Ivy Investment Management Company Sub-Adviser: N/A
	Ivy VIP Science and Technology Portfolio (Class II)	Adviser: Ivy Investment Management Company Sub-Adviser: N/A
	MFS® Global Real Estate Portfolio (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MFS® Utilities Series (Initial Class)	Adviser: Massachusetts Financial Services Company Sub-Adviser: N/A
	MML Managed Volatility Fund (Initial Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Gateway Investment Advisers, LLC
	PIMCO All Asset Portfolio (Administrative Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: Research Affiliates, LLC
	PIMCO CommodityRealReturn® Strategy Portfolio (Advisor Class)	Adviser: Pacific Investment Management Company LLC Sub-Adviser: N/A
	Oppenheimer Global Multi-Alternatives Fund/VA (Non-Service)	Adviser: OFI Global Asset Management, Inc. Sub-Advisers: OppenheimerFunds, Inc. / Barings LLC / OFI SteelPath, Inc.

1	These are fund-of-funds investment choices. They are known as fund-of-funds because they invest in other underlying funds. A Fund offered in a fund-of funds structure may have higher expenses than a direct investment in the underlying funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests.

2	An investment in the MML U.S. Government Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to maintain a stable net asset value per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Separate Account charges, the yield in the Division that invests in this Fund could be negative.

Addition, Removal, Closure, or Substitution of Funds.  We do not guarantee that each Fund will always be available for investment through the policy. We have the right to change the Funds offered through the policy, but only as permitted by law. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Changes may only impact certain Policy Owners. Examples of possible changes include: adding new funds or fund classes, removing existing Funds or Fund classes, closing existing Funds or Fund classes, or substituting a Fund with a different fund. New or substitute funds may have different fees and expenses. We will not add, remove, close, or substitute any shares attributable to your interest in a Division without notice to you and prior approval of the SEC. We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of policies to which your policy belongs. Our right to transfer Separate Account assets is subject to obtaining Policy Owners’ and regulatory approvals.

Conflicts of Interest.  The Funds available with this policy may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Separate Account and other separate accounts of MassMutual. Although we do not anticipate any disadvantages to this, it is possible that a material conflict may arise between the interests of the Separate Account and one or more of the other separate accounts participating in the Funds. A conflict may occur, for example, as a result of a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Policy Owners and payees and those of other insurance companies, or some other reason. In the event of a conflict of interest, we will take steps necessary to protect Policy Owners and payees, including withdrawing the Separate Account from participation in the Funds involved in the conflict or substituting shares of other funds.

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Compensation We Receive from Funds, Advisers and Sub-Advisers

Compensation We Receive from Funds.  We and certain of our affiliates receive compensation from certain Funds pursuant to Rule 12b-1 under the 1940 Act. This compensation is paid out of a Fund’s assets and may be as much as 0.25% of the average net assets of a Fund that are attributable to the variable annuity and variable life insurance products issued by us and our affiliates that offer the particular Fund (MassMutual’s variable contracts). An investment in a Fund with a 12b-1 fee will increase the cost of your investment in this policy.

Compensation We Receive from Advisers and Sub-Advisers.  We and certain of our insurance affiliates also receive compensation from the advisers and sub-advisers to some of the Funds. We may use this compensation to pay expenses that we incur in promoting, issuing, distributing and administering the policy, and providing services on behalf of the Funds in our role as intermediary to the Funds. The amount of this compensation is determined by multiplying a specified annual percentage rate by the average net assets held in that Fund that are attributable to MassMutual’s variable contracts. These percentage rates differ, but currently do not exceed 0.25%. Some advisers and sub-advisers pay us more than others; some advisers and sub-advisers do not pay us any such compensation.

The compensation may not be reflected in a Fund’s expenses because this compensation may not be paid directly out of a Fund’s assets. These payments also may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the Funds’ prospectuses for more information).

In addition, we may receive fixed dollar payments from the advisers and sub-advisers to certain Funds so that the adviser and sub-adviser can participate in sales meetings conducted by MassMutual. Attending such meetings provides advisers and sub-advisers with opportunities to discuss and promote their Funds.

For a list of the Funds whose advisers currently pay such compensation, visit www.massmutual.com/legal/compagreements or call our Administrative Office at the number shown on page 1 of this prospectus.

Compensation and Fund Selection.  When selecting the Funds that will be available with MassMutual’s variable contracts, we consider each Fund’s investment strategy, asset class, manager’s reputation, and performance. We also consider the amount of compensation that we receive from the Funds, their advisers, sub-advisers, or their distributors. The compensation that we receive may be significant and we may profit from this compensation. Additionally, we offer certain Funds through the policy at least in part because they are managed by an affiliate.

The Guaranteed Principal Account

In addition to the Divisions, you may allocate some or all of the Net Premium to the GPA. You may also transfer Account Value from the Separate Account to the GPA. Amounts allocated to the GPA become part of MassMutual’s General Investment Account assets, which supports life insurance and annuity obligations, and are dependent on the Company’s financial strength and claims paying ability. Subject to applicable law, the Company has sole discretion over the assets in its General Investment Account.

The General Investment Account has not been registered under the Securities Act of 1933 (1933 Act) or the 1940 Act because of exemptive and exclusionary provisions. Accordingly, neither the General Investment Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the GPA or the General Investment Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus. For more information about our General Investment Account, see the “Our Ability to Make Payments Under the Policy” in the “Other Information” section.

You do not share in the investment experience of those assets. Rather, we guarantee that amounts allocated to the non-loaned portion of the GPA will earn interest at a minimum rate of 1% per year. We may credit a higher rate of interest at our discretion. The interest rate is declared monthly and becomes effective on your policy’s Monthly Calculation Date. You bear the risk that no higher rates of interest will be credited.

For amounts in the loaned portion of the GPA, the guaranteed minimum interest rate per year is the greater of:

a.	1%; or
b.	the policy loan rate less the maximum loan interest rate expense charge.

You may obtain interest rate information for the GPA, including the loaned portion and the unloaned portion, by calling our Administrative Office at the number shown on page 1 of this prospectus.

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For more information about our General Investment Account, refer to the “Our Ability to Make Payments Under the Policy” in the “Other Information” section.

Policy Value

How the Value of Your Policy is Calculated

The value of your policy is called its Account Value. The Account Value has two components:

1.	the Variable Account Value; and
2.	the GPA value.

We will calculate your Account Value on each Valuation Date.

Variable Account Value.  The Variable Account Value (Variable Account Value) is the sum of your values in each of the Divisions. It reflects:

•	Net Premiums allocated to the Separate Account;
•	transfers to the Separate Account from the GPA;
•	transfers and Withdrawals from the Separate Account;
•	fees and charges deducted from the Separate Account;
•	loans deducted from the Separate Account; and
•	the Net Investment Experience of the Separate Account.

Net Investment Experience

An “Accumulation Unit” is a unit of measure that we use to determine the value in each Division.

The Net Investment Experience of the Variable Account Value is reflected in the value of the Accumulation Units.

Every Valuation Date we determine the value of an Accumulation Unit for each of the Divisions. Changes in the Accumulation Unit value reflect the investment performance of the Fund as well as Fund expenses.

The value of an Accumulation Unit may go up or down from Valuation Date to Valuation Date.

When you make a premium payment, we credit your policy with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Net Premium allocated to a Division by the value of the Accumulation Unit for that Division. When you make a Withdrawal, we deduct Accumulation Units representing the Withdrawal amount from your policy. We deduct Accumulation Units for insurance and other policy charges.

We calculate the value of an Accumulation Unit for each Division at the end of each Valuation Date. Any change in the Accumulation Unit value will be reflected in your policy’s Account Value.

Purchase and Sale of Accumulation Units

Transactions in the Divisions are all reflected through the purchase and sale of Accumulation Units. For instance, before we invest your Net Premium payment in a Division, we convert your Net Premium payment into Accumulation Units and then purchase an appropriate number of shares in the Fund.

The purchase and sale of Accumulation Units will affect your Account Value in the Divisions. If we receive a premium payment or a Written Request that causes us to purchase or sell Accumulation Units, and we receive that premium payment or request before the end of a Valuation Date, Accumulation Units will be purchased or sold as of that Valuation Date. Otherwise, Accumulation Units will be purchased or sold as of the next following Valuation Date.

Guaranteed Principal Account Value. The GPA value is the accumulation of:

•	Net Premiums allocated to the GPA; plus
•	amounts transferred into the GPA from the Separate Account; plus
•	interest credited to the GPA; minus
•	amounts transferred or withdrawn from the GPA; minus
•	monthly charges deducted from the GPA.

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Interest on the Guaranteed Principal Account

The GPA value earns interest at an effective annual rate, credited daily.

For the loaned portion of the GPA, the daily interest rate we use is the daily equivalent of the greater of:

•	the annual policy loan interest rate in effect minus the loan interest rate expense charge; or
•	1%.

For the non-loaned portion of the GPA, the daily rate we use is the daily equivalent of the greater of:

•	the current interest rate we declare; or
•	the guaranteed interest rate of 1%.

The current interest rate may change as often as monthly and becomes effective on your policy’s Monthly Calculation Date.

Policy Termination and Reinstatement

The policy will terminate upon the occurrence of any of the following events:

•	the Insured dies;
•	the policy has been fully surrendered for its Surrender Value;
•	the Policy Debt Limit is reached; or
•	the Grace Period ends, and we have not received the amount of premium necessary to keep the policy in force.

The policy will not terminate simply because you do not make planned annual premium payments. In addition, making planned annual premium payments will not guarantee that the policy will remain in force (for example, if the investment experience of the Funds has been unfavorable, your Surrender Value may decrease even if you make periodic premium payments). If the policy does terminate, you may be permitted to reinstate it.

Policy termination could have adverse tax consequences for you. If the policy is reinstated, any adverse tax consequences that resulted due to the policy termination cannot be reversed. To avoid policy termination and potential tax consequences in these situations, you may need to make substantial premium payments or loan repayments to keep your policy in force. For more information on the effect of policy termination, refer to the “Federal Income Tax Considerations” section.

Policy Termination.  We will not terminate your policy for failure to pay premiums. However, if on a Monthly Calculation Date, the Account Value less any Policy Debt is insufficient to cover the total monthly charges, your policy will then enter a Grace Period.

Grace Period.  Before your policy terminates, we allow a Grace Period during which you must pay the amount of premium needed to avoid Policy Termination. We will mail to you and any assignee a notice informing you and any assignee of the start of the Grace Period and the amount of premium needed to avoid termination of the policy.

The Grace Period begins on the date the monthly charges are due. It ends on the later of:

a.	61 calendar days after the date the Grace Period begins, or
b.	31 calendar days after the date we mail you and any assignee shown in our records written notice at their last known address.

For policies issued in the District of Columbia, the Grace Period ends 61 calendars days after the date we mail you and any assignee shown in our records written notice at their last known address.

During the Grace Period, the policy will stay in force; however, policy transactions (as described below) cannot be processed. If the Insured dies during this period and the necessary premium has not been paid, we will pay the death benefit proceeds, reduced by the amount of the unpaid premium.

If we do not receive the required payment by the end of the Grace Period, the policy will terminate without value.

Reinstating Your Policy.  For a period of three years (or longer if required by state law) after termination of the policy, you may be able to reinstate the policy during the Insured’s lifetime. We will not reinstate the policy if it has been surrendered for its Surrender Value.

Before we reinstate the policy, we must receive:

1.	A completed application to reinstate on our administrative form;
2.	A premium payment that will produce an Account Value equal to three times the total monthly charges for the policy on the Monthly Calculation Date on or next following the date of reinstatement;

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3.	Evidence of insurability satisfactory to us; and
4.	If applicable, a signed acknowledgement that the policy will become a MEC.

If you reinstate your policy, your Base Selected Face Amount will be the same as if the policy had not terminated. The policy will be reinstated on the Valuation Date that is on or next follows the later of (i) the date we approve your application; and (ii) the date we receive the premium required to reinstate the policy. We will assess monthly charges due to us upon reinstatement of the policy as of the reinstatement date. Your Account Value at reinstatement will be the premium paid at the time, reduced by any applicable premium load charges and any monthly charges then due. We do not reinstate Policy Debt.

If you reinstate your policy, it may become a MEC under current federal law. Please consult your tax adviser. More information on MECs is included in the “Federal Income Tax Considerations” section.

Reinstatement will not reverse any adverse tax consequences caused by policy termination unless reinstatement occurs within 90 calendar days of the end of the Grace Period. In no situation, however, can adverse tax consequences resulting from lapse with Policy Debt be reversed.

Policy Transactions

While your policy is in force, you may generally transfer Account Value among the Divisions and to or from the GPA. You may also borrow against, make Withdrawals from, or surrender the policy. However, these transactions, which are discussed more fully below, cannot be processed during a Grace Period. You must pay any premium due before subsequent financial transaction requests can be processed.

All Written Requests for a policy transaction must be submitted in Good Order to our Administrative Office. In addition to Written Requests, we may allow, for certain transactions, requests by telephone, website, or fax. Please note that telephone, fax, or website transactions may not always be available. Telephone, computer systems, and faxes can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. We may make these alternative methods available at our discretion. To help protect against unauthorized or fraudulent instructions, we will take reasonable steps to confirm that instructions given to us are genuine. We may record all telephone conversations. We reserve the right to suspend or discontinue telephone, website, and/or fax privileges at any time without notice.

Transfers

You may transfer all or part of a Division’s Account Value to any other Division or the GPA. Transfers are effective on the Valuation Date we receive your Written Request in Good Order. If we receive your Written Request on a non-Valuation Date or after the end of a Valuation Date, your transfer request will be effective on the next Valuation Date.

You can make transfers by Written Request, by calling our Administrative Office or via our website. In your transfer request, you must indicate the dollar amount or the percentage (in whole numbers) you wish to transfer.

Generally, there is no limit on the number of transfers that you may make among the Divisions. However, as discussed more fully in the section below, we may terminate, limit, or modify your ability to make such transfers due to frequent trading or market timing activity. We currently do not charge a fee for transfers. We do, however, reserve the right to charge a fee for transfers if there are more than 12 transfers in a Policy Year. This fee will not exceed $10 per transfer. We will consider all transfers made on one Valuation Date to be one transfer.

You may maintain Account Value in a maximum of 25 Divisions and the GPA at any one time. If you want to transfer Net Premium or transfer Account Value to a 26th Division, you must transfer 100% of the Account Value from one or more of the existing 25 Divisions to ensure that the limit of 25 is not exceeded. However, we reserve the right to limit the number of Divisions to which you can allocate your Account Value if the limitation is necessary to protect your policy’s status as life insurance under federal tax law.

You may transfer all Account Value in the Separate Account to the GPA at any time without incurring a fee.

You may only transfer Account Value from the GPA to the Separate Account once per Policy Year. This transfer may not exceed 25% of your Account Value in the GPA at the time of your transfer. For purposes of this transfer restriction, your Account Value in the GPA does not include Policy Debt. However, you may transfer 100% of your Account Value in the GPA to the Separate Account if:

•	you have transferred 25% of your Account Value in the GPA in each of the previous three Policy Years; and

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•	you have not allocated premium payments or made transfers to the GPA during any of the previous three Policy Years, except as a result of a policy loan.

You cannot transfer Account Value in the GPA equal to any Policy Debt.

Limits on Frequent Trading and Market Timing Activity

This policy and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a Fund in the following ways:

•	by requiring the Fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and
•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on Fund performance that could impact all Policy Owners and Beneficiaries under the policy, including long-term Policy Owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers among the Divisions. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this policy. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Our ability to detect frequent trading or market timing may be limited by operational or technological systems, as well as by our ability to predict strategies employed by Policy Owners (or those acting on their behalf) to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of Funds among the Divisions, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy (or any intermediaries acting on behalf of such persons), and curtail their trading in every instance. Moreover, our ability to discourage and restrict frequent trading or market timing may be limited by decisions of state regulatory bodies and court orders that we cannot predict. In addition, some of the Funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the Funds may reflect lower performance and higher expenses across all policies as a result of undetected abusive trading practices. If we, or the investment adviser to any of the Funds available with this contract, determine that a Policy Owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will allow the Policy Owner to submit transfer requests by regular mail only. We will not accept the Policy Owner’s transfer request if submitted by overnight mail, facsimile transmissions, the telephone, our website, or any other type of electronic medium. Additionally, we may reject any single trade that we determine to be abusive or harmful to the Fund.

Orders for the purchase of Fund shares may be subject to acceptance by the Fund. Therefore, we reserve the right to reject, without prior notice, any Fund transfer request if the investment in the Fund is not accepted for any reason. In addition, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe the Funds’ frequent trading or market timing policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. We have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading or market timing policies established by the Fund. Policy Owners and other persons with interests in the policies should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Policy Owners of variable contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading or market timing policies and procedures. It may also require us to restrict or prohibit further purchases or transfers as requested by a Fund on all policies owned by a Policy Owner whose trading activity under one variable contract has violated a Fund’s frequent trading or market timing policy. If a Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in frequent trading or market timing activity, the Fund may reject the entire omnibus order.

We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, no change will be made to your allocations per that request. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take

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any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from a Policy Owner or other person authorized to conduct a transfer;
•	limit the number of transfer requests that can be made during a Policy Year; and
•	require the value transferred into a Fund to remain in that Fund for a particular period of time before it can be transferred out of the Fund.

We will apply any restrictive action we take uniformly to all Policy Owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all Policy Owners.

Automated Account Value Transfer

Automated Account Value transfer allows you to make monthly transfers of Account Value in a Division to any combination of Divisions and the GPA. You may maintain value in a total of 25 Divisions and the GPA at any one time. You must specify the amount you wish to transfer as a dollar amount or a percentage (rounded to two decimal places). Automated Account Value transfers are not available from more than one Division or from the GPA. We consider this process as one transfer per Policy Year. We do not charge you for participating in the automated Account Value transfer program.

You can elect, change or cancel the automated Account Value transfer on any Valuation Date, provided we receive a fully completed Written Request in Good Order at our Administrative Office. We will only make transfers on the Monthly Calculation Date. The effective date of the first automated transfer will be the first Monthly Calculation Date after we receive your Written Request in Good Order . If we receive your request before the end of the Free-Look period, your first automated transfer will occur on the Valuation Date next following the end of this period.

Transfers will occur automatically. However, you must specify:

•	the Division we are to transfer from;
•	the Division(s) and/or GPA we are to transfer to; and
•	the length of time during which transfers will continue.

If your transfer amount is greater than your Account Value in the Division we are transferring from, then we will transfer your remaining value in that Division in the same proportion as your previously transferred amounts. We will not process any more automated transfers thereafter.

We may at any time modify, suspend or terminate the automated Account Value transfer program without prior notification.

You may not elect automated Account Value transfer while you have elected automated account re-balancing for your policy.

Automated Account Re-Balancing

Automated account re-balancing permits you to maintain a specified percentage (rounded to two decimal places) of your Account Value in any combination of the Divisions and the GPA. You may maintain value in a total of 25 Divisions and the GPA at any one time. We must receive a fully completed Written Request in Good Order to begin your automated account re-balancing program. Then, we will make transfers on a quarterly basis to and from the Divisions and the GPA to re-adjust your Account Value to your specified percentage. Quarterly re-balancing is based on your Policy Year. The minimum amount we will transfer under this provision is $5.00. We do not charge you for participating in the automated account re-balancing program.

This program allows you to maintain a specific allocation of Account Value among the Divisions and the GPA. We will re-balance your Account Value only on a Monthly Calculation Date. We consider automated account re-balancing as one transfer per Policy Year.

You can elect or cancel automated account re-balancing on any Valuation Date, provided we receive a fully completed Written Request in Good Order at our Administrative Office. You may only change allocation percentages once each Policy Year. In addition, you may only reduce your allocation to the GPA by up to 25% once each Policy Year.

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The effective date of the first automated re-balancing will be the first Monthly Calculation Date after we receive your Written Request in Good Order at our Administrative Office. If we receive the request before the end of the Free-Look period, your first re-balancing will occur on the Valuation Date next following the end of the Free-Look period.

We may at any time modify, suspend or terminate the automated account re-balancing program without prior notification.

You may participate in either the automated Account Value transfer program or the automated account re-balancing program at one time, but may not participate in both programs at the same time.

Withdrawals

After the first Policy Year, you can withdraw value from your policy. You must send a Written Request in Good Order on our administrative form to our Administrative Office.

•	Minimum withdrawal amount: $100 (before deducting the Withdrawal charge).
•	Maximum withdrawal amount. This amount is equal to:
•	90% of the Account Value; less
•	any outstanding Policy Debt; less
•	an amount equal to (i) the most recent monthly charges multiplied by (ii) one plus the number of Monthly Calculation Dates remaining until the next Policy Anniversary Date.

Example:

Your policy has $2,000 of Account Value, $500 of Policy Debt and your most recent monthly charge was $100. Assume there are two Monthly Calculation Dates left until the next Policy Anniversary Date. Your maximum Withdrawal amount will be $1,000 ((90% x $2,000) minus $500 minus (3 x $100)).

You must specify in your request the investment options from which you want the Withdrawal made and the dollar amount you want withdrawn from each. If you do not specify, the Withdrawal will be deducted in proportion to the values in each Division and the non-loaned portion of the GPA. The Withdrawal amount from each Division and the GPA may not exceed the non-loaned Account Value allocated to each as of the date of the Withdrawal.

We deduct a Withdrawal charge of 2.0% of the amount you withdraw. This charge will not exceed $25.00. We will reduce your Account Value by the amount of the Withdrawal, including the Withdrawal charge.

If necessary, we will reduce your Base Selected Face Amount upon Withdrawal to prevent an increase in the Insurance Risk, unless you provide us with satisfactory evidence of insurability.

Withdrawals may have adverse tax consequences. These tax consequences are discussed in the “Federal Income Tax Considerations” section.

Withdrawal requests will be effective on the Valuation Date we receive the Written Request in Good Order at our Administrative Office. Withdrawal requests determined to be in Good Order on a non-Valuation Date or after the end of a Valuation Date will be effective as of the next Valuation Date. We will pay any Withdrawal amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are required to suspend or postpone Withdrawal payments. (See “Other Policy Rights and Limitations” in the “Other Information” section.)

Surrenders

You may surrender your policy for its Surrender Value at any time while the policy is in force and the Insured is alive. The Surrender Value is equal to:

•	the Account Value; less
•	any outstanding Policy Debt.

There is no surrender charge.

The surrender will be effective on the Valuation Date we receive all required, fully completed forms in Good Order at our Administrative Office, unless you select a later effective date. If the surrender involves an exchange or transfer of assets to a policy issued by another financial institution or insurance company (not MassMutual or any of its subsidiaries), we also will require a completed absolute assignment form and any state mandated replacement paperwork. If, however, we receive your

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surrender request in Good Order on a date that is not a Valuation Date or after the end of a Valuation Date, then your surrender will be effective on the next Valuation Date.

We will normally pay any surrender amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are required to suspend or postpone surrender payments. (See “Other Policy Rights and Limitations” in the “Other Information” section for more information.)

The policy terminates as of the effective date of the surrender and cannot be reinstated. Surrenders may have adverse tax consequences. These tax consequences are discussed in the “Federal Income Tax Considerations” section. It may not be in your best interest to surrender an existing life insurance policy in connection with the purchase of a new life insurance policy.

Loans

You may take a loan from the policy at any time while the insured is living. We charge interest on policy loans and the interest may be added to the policy loan. We refer to all outstanding loans plus accrued interest as policy debt (Policy Debt).

You may repay all or part of your Policy Debt, but you are not required to do so. We will deduct any outstanding Policy Debt from the proceeds payable at death or the surrender of the policy.

Taking a loan from your policy has several risks:

•	it may increase the risk that your policy will terminate;
•	it will have a permanent effect on your policy’s Surrender Value;
•	it may increase the amount of premium needed to keep the policy in force;
•	it will reduce the death proceeds if the loan is not repaid prior to death; and
•	it has potential adverse tax consequences.

These tax consequences are discussed in the “Federal Income Tax Considerations” section.

Requesting a Loan.  To take a loan, you must send a Written Request in Good Order on our administrative form to our Administrative Office. You must assign the policy to us as collateral for the loan.

Once we have processed the loan request and deducted the proportionate amounts from the Divisions and/or the GPA, we consider the loan effective and outstanding. If, after we process the loan request, you decide not to cash the check, you may submit a Written Request in Good Order to our Administrative Office to repay the loan amount. The loan repayment will be effective on the Valuation Date the Written Request is received in Good Order at our Administrative Office. Loan interest begins to accrue as soon as the loan is effective. Therefore, loan interest will accrue even if the loan check is not cashed.

Maximum Loan Amount.   The maximum loan amount allowed at any time is equal to:

•	100% of your Account Value at the time of the loan; less
•	any outstanding Policy Debt; less
•	an amount equal to three times the most recent monthly charges.

Payment of Proceeds.  Loans will be effective on the Valuation Date we receive your Written Request and all other required documents in Good Order at our Administrative Office. If, however, we receive your Written Request on a date that is not a Valuation Date or after the end of a Valuation Date, then your loan request will be effective on the next Valuation Date.

On the effective date of the loan, we deduct your requested loan amount from the Divisions and the GPA in proportion to the non-loaned Account Value of each. We liquidate Accumulation Units in the Divisions and transfer the resulting dollar amounts to the GPA. These dollar amounts become part of the loaned portion of the GPA. You may not borrow from the loaned portion of the GPA.

We will normally pay any loan amounts within seven calendar days after we receive all required documents in Good Order at our Administrative Office, unless we are entitled to delay payment of the loan amount pursuant to applicable law. (See “Other Policy Rights and Limitations” in the “Other Information” section for more information.)

Interest Credited on the Loaned Value.  When you take a loan, we transfer an amount equal to the loan to the loaned portion of the GPA. This amount earns interest at a rate equal to the greater of:

a.	1%; or
b.	the policy loan interest rate less the loan interest rate expense charge.

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The current loan interest rate expense charge varies by Policy Year as follows:

•	Policy Years 1 through 10: 1.00%
•	Policy Years 11 and thereafter: 0.0%

This charge will not exceed 3.00%.

Loan Interest Rate.  We charge a fixed interest rate of 6% on any loan.

Interest on policy loans accrues daily and becomes part of the Policy Debt. Loan interest will accrue even if the loan check is not cashed. Interest is due on each Policy Anniversary date. If you do not pay the interest when it is due, we will add the interest to the loan, and it will bear interest at the same rate payable on the loan. We treat any interest capitalized on a Policy Anniversary the same as a new loan. We will deduct this capitalized interest from the Divisions and the GPA in proportion to the non-loaned Account Value in each.

Effects of a Loan on the Values of the Policy.  A policy loan negatively affects policy values because we reduce the death benefit and Surrender Value by the amount of the Policy Debt.

Also, a policy loan, whether or not repaid, has a permanent effect on your policy’s cash Surrender Value because, as long as a loan is outstanding, a portion of the Account Value equal to the loan is invested in the GPA. This amount does not participate in the investment performance of the Separate Account or receive the current interest rates credited to the non-loaned portion of the GPA. The longer a loan is outstanding, the greater the effect on your Surrender Value will be. In addition, if you do not repay a loan, your outstanding Policy Debt will reduce the death benefit and Surrender Value that might otherwise be payable.

Whenever you reach your “Policy Debt Limit,” your policy is at risk of terminating. Your Policy Debt Limit is reached when total Policy Debt exceeds the Account Value. If this happens, we will notify you in writing. “Policy Termination” in the “Policy Termination and Reinstatement” sub-section in the “Policy Value” section explains more completely what will happen if your policy is at risk of terminating. Please note that policy termination with an outstanding loan also can result in adverse tax consequences. See the “Federal Income Tax Considerations” section.

Repayment of Loans.  You may repay all or part of any Policy Debt at any time while the Insured is living and while the policy is in force.

You must clearly identify the payment as a loan repayment or we will consider it a premium payment. We will apply your loan repayments on the Valuation Date they are received in Good Order at our Administrative Office. If, however, we receive your loan repayment in Good Order on a date that is not a Valuation Date or after the end of a Valuation Date, then your loan repayment will be effective on the next Valuation Date.

Loan repayments will be first applied to pay accrued interest until exhausted and any remainder will be applied to reduce the remaining loan amount. When we receive a loan repayment and only a portion is needed to fully repay the loan, we will apply any excess as premium and allocate it according to the current premium allocation instructions after deduction of any applicable charges. Any subsequent loan repayments received after the loan is fully repaid will be refunded to the premium payer.

Upon repayment, we will transfer values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Division(s). We will transfer the repayment in accordance with the Net Premium allocation in effect at the time of repayment. If you do not repay the loan, we deduct the loan amount due from the Surrender Value or death benefit.

Death Benefit

If the Insured dies while the policy is in force, the death benefit will be calculated when we have received all the information required to process the claim, including, but not limited to, proof that the Insured has died and any other information that we may reasonably require. We will pay the death benefit to the Beneficiary.

The death benefit will be the amount provided by the death benefit option in effect on the date of death, reduced by any outstanding Policy Debt and any unpaid premium needed to avoid policy termination. The death benefit is calculated as of the date of the Insured’s death.

The Minimum Death Benefit for your policy is based on your policy’s Account Value as described below.

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Minimum Death Benefit

To qualify as life insurance under IRC Section 7702, the policy must have a Minimum Death Benefit that is determined by one of two compliance tests. You choose the test when you apply for the policy. You cannot change your choice of test after the policy is issued.

Cash Value Accumulation Test.  Under this test, the Minimum Death Benefit on any date is equal to a percentage of the Account Value on that date. The Minimum Death Benefit percentage depends on the Insured’s:

•	gender;
•	Attained Age (An Insured’s Attained Age is equal to his or her issue age plus the number of completed Policy Years.); and
•	tobacco use classification.

Guideline Premium Test.  Under this test, the Minimum Death Benefit on any date is equal to a percentage of the Account Value on that date. The Minimum Death Benefit percentage varies only by the Attained Age of the Insured.

The multiple factors for the Cash Value Accumulation Test and the Guideline Premium Test are shown below.

Your choice of the Guideline Premium Test or the Cash Value Accumulation Test will depend on how you intend to pay premiums. You should review policy illustrations of both approaches with your registered representative to determine how the policy works under each test, and which is best for you.

Cash Value Accumulation Test, Male, Non-Tobacco				Cash Value Accumulation Test, Male, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	852%	57	230	18	686%	57	202
19	825	58	224	19	664	58	197
20	799	59	217	20	643	59	192
21	773	60	211	21	622	60	187
22	748	61	205	22	603	61	183
23	724	62	199	23	583	62	178
24	700	63	194	24	565	63	174
25	677	64	188	25	547	64	170
26	654	65	183	26	530	65	167
27	633	66	179	27	514	66	163
28	612	67	174	28	497	67	160
29	591	68	170	29	482	68	157
30	572	69	166	30	466	69	154
31	552	70	162	31	451	70	151
32	533	71	158	32	437	71	148
33	515	72	154	33	422	72	145
34	497	73	151	34	409	73	142
35	480	74	148	35	395	74	140
36	464	75	144	36	382	75	137
37	448	76	141	37	370	76	135
38	432	77	139	38	358	77	133
39	418	78	136	39	346	78	130
40	403	79	133	40	335	79	128
41	390	80	131	41	324	80	127
42	376	81	129	42	314	81	125
43	364	82	127	43	304	82	123
44	351	83	124	44	295	83	121
45	340	84	123	45	286	84	120
46	329	85	121	46	277	85	118

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Cash Value Accumulation Test, Male, Non-Tobacco				Cash Value Accumulation Test, Male, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
47	318	86	119	47	269	86	117
48	308	87	117	48	261	87	116
49	298	88	116	49	253	88	114
50	288	89	114	50	246	89	113
51	279	90	113	51	239	90	112
52	270	91	111	52	232	91	110
53	261	92	109	53	225	92	109
54	253	93	107	54	219	93	107
55	245	94	104	55	213	94	104
56	238	95	100	56	207	95	100

Cash Value Accumulation Test, Female, Non-Tobacco				Cash Value Accumulation Test, Female, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	986%	57	257	18	788%	57	218
19	951	58	249	19	760	58	212
20	918	59	242	20	734	59	207
21	886	60	235	21	708	60	202
22	855	61	228	22	683	61	197
23	825	62	222	23	659	62	192
24	796	63	216	24	637	63	187
25	768	64	210	25	614	64	183
26	741	65	204	26	593	65	179
27	715	66	198	27	573	66	175
28	690	67	193	28	553	67	171
29	666	68	188	29	534	68	167
30	642	69	183	30	516	69	163
31	620	70	178	31	498	70	160
32	598	71	174	32	481	71	157
33	577	72	169	33	465	72	154
34	557	73	165	34	449	73	151
35	538	74	161	35	434	74	148
36	519	75	157	36	419	75	145
37	501	76	154	37	405	76	142
38	484	77	150	38	392	77	140
39	467	78	147	39	379	78	137
40	451	79	144	40	366	79	135
41	436	80	140	41	354	80	133
42	421	81	137	42	343	81	131
43	406	82	135	43	332	82	128
44	393	83	132	44	321	83	127
45	379	84	129	45	310	84	125
46	366	85	127	46	301	85	123
47	354	86	124	47	291	86	121
48	342	87	122	48	282	87	119

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Cash Value Accumulation Test, Female, Non-Tobacco				Cash Value Accumulation Test, Female, Tobacco
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
49	331	88	120	49	273	88	118
50	320	89	118	50	265	89	116
51	310	90	115	51	257	90	114
52	300	91	113	52	250	91	112
53	291	92	110	53	243	92	110
54	282	93	107	54	236	93	107
55	273	94	104	55	230	94	104
56	265	95	100	56	223	95	100

Guideline Premium Test
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	250%	57	142
19	250	58	138
20	250	59	134
21	250	60	130
22	250	61	128
23	250	62	126
24	250	63	124
25	250	64	122
26	250	65	120
27	250	66	119
28	250	67	118
29	250	68	117
30	250	69	116
31	250	70	115
32	250	71	113
33	250	72	111
34	250	73	109
35	250	74	107
36	250	75	105
37	250	76	105
38	250	77	105
39	250	78	105
40	250	79	105
41	243	80	105
42	236	81	105
43	229	82	105
44	222	83	105
45	215	84	105
46	209	85	105
47	203	86	105
48	197	87	105
49	191	88	105
50	185	89	105

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Guideline Premium Test
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
51	178	90	105
52	171	91	104
53	164	92	103
54	157	93	102
55	150	94	101
56	146	95	100

Death Benefit Options

When you apply for the policy, you must choose a Base Selected Face Amount and death benefit option. We offer three death benefit options:

•	Death Benefit Option 1 – the death benefit is the greater of:
a.	the Base Selected Face Amount in effect on the date of death; or
b.	the Minimum Death Benefit in effect on the date of death.

•	Death Benefit Option 2 – the death benefit is the greater of:
a.	the sum of the Base Selected Face Amount in effect on the date of death, plus the Account Value on the date of death; or
b.	the Minimum Death Benefit in effect on the date of death.

•	Death Benefit Option 3 – the death benefit is the greatest of:
a.	the sum of the Base Selected Face Amount in effect on the date of death, plus the sum of all premiums paid, less withdrawals; or
b.	the Base Selected Face Amount in effect on the date of death; or
c.	the Minimum Death Benefit in effect on the date of death.

If the Insured dies while the policy is in force, we will pay the death benefit based on the option in effect on the date of death, with the following adjustments:

•	We add the part of any monthly charges that apply for the period beyond the date of death; and
•	We deduct any Policy Debt outstanding on the date of death; and
•	We deduct any monthly charges unpaid as of the date of death.

If the Insured dies during a Grace Period, any unpaid premium needed to avoid policy termination will also be deducted from the death benefit.

You should note that under Death Benefit Options 1 and 3, the death benefit amount is not affected by your policy’s investment experience unless the death benefit is based on the Minimum Death Benefit. Under Death Benefit Option 2, the death benefit is a variable death benefit. This means that, because the death benefit amount includes the Account Value, it can change from day to day. Your policy’s Account Value will vary due to the investment performance of the Divisions in which you have allocated premium. It is also impacted by the deduction of charges and other policy expenses.

Example:
The following example shows how the death benefit may vary as a result of investment performance, premiums paid, and Death Benefit Option in effect on the date of death.
	Policy A	Policy B
(a) Base Selected Face Amount:	$100,000	$100,000
(b) Account Value on date of death:	$40,000	$50,000
(c) Sum of premiums less Withdrawals:	$30,000	$40,000
(d) Minimum Death Benefit percentage on date of death:	240%	240%
(e) Minimum Death Benefit (b x d):	$96,000	$120,000
Death benefit if Death Benefit Option 1 is in effect [greater of (a) or (e)]:	$100,000	$120,000
Death benefit if Death Benefit Option 2 is in effect [greater of (a + b) or (e)]:	$140,000	$150,000
Death benefit if Death Benefit Option 3 is in effect [greater of (a + c) or (a) or (e)]:	$130,000	$140,000

The examples assume no additions to or deductions from the Base Selected Face Amount or Minimum Death Benefit are applicable.

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Right to Change the Death Benefit Option

You may change your Death Benefit Option at any time while the Insured is living by Written Request and subject to our guidelines regarding proof of insurability. However, no change will be permitted after the Policy Anniversary nearest the Insured’s 95th birthday. There is no charge for a change in Death Benefit Option; however, the monthly deduction amount will change.

If the change is from:

•	Death Benefit Option 1 to 2, or
•	Death Benefit Option 1 to 3, or
•	Death Benefit Option 2 to 3, or
•	Death Benefit Option 3 to 2,

then the Base Selected Face Amount after the change will equal the Base Selected Face Amount before the change, and evidence of insurability will be required.

If the change is from Death Benefit Option 2 to 1, then the Base Selected Face Amount after the change will equal the Base Selected Face Amount before the change plus the Account Value, and no evidence of insurability is required.

If the change is from Death Benefit Option 3 to 1, then the Base Selected Face Amount after the change will equal the greater of (i) the Base Selected Face Amount before the change and (ii) the Base Selected Face Amount before the change plus the sum of all premiums less Withdrawals. No evidence of insurability is required.

The effective date of any change in the Death Benefit Option will be your first Policy Anniversary on, or next following, the later of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

Right to Change the Base Selected Face Amount

You may request an increase or decrease in the Base Selected Face Amount. If you change your Base Selected Face Amount, your policy charges will change accordingly. If you increase the Base Selected Face Amount, the cost of insurance charge for your policy will increase because of the increase in the Insurance Risk. If you decrease the Base Selected Face Amount, the cost of insurance charge for your policy will decrease because of the decrease in Insurance Risk.

If you increase or decrease the Base Selected Face Amount, your policy may become a MEC under federal tax law. MECs are discussed in the “Federal Income Tax Considerations” section; however, you should consult your tax adviser for information on how a MEC may affect your tax situation.

Increases in Base Selected Face Amount.  You may increase the Base Selected Face Amount by Written Request beginning six months after the Policy Date or six months after a previous increase. We may request adequate evidence of insurability for an increase.

We will not allow an increase in the Base Selected Face Amount after the Insured’s Attained Age 80. Any increase in the Base Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

Any increase must be for at least $5,000.

Decreases in Base Selected Face Amount.  You may also decrease your Base Selected Face Amount. The Base Selected Face Amount after a decrease must be at least $50,000.

Any requested decrease in the Base Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows the later of:

a.	the date we approve your Written Request for such change; or
b.	the requested effective date of the change.

A decrease in the Base Selected Face Amount may have adverse tax consequences.

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When We Pay Death Benefit Proceeds

If the policy has not terminated, and it is determined that the claim is valid, we normally pay the death benefit in one lump sum within seven calendar days after we receive all required documents in Good Order at our Administrative Office.

We investigate all death claims that occur within two years:

(a)	after the policy is issued;
(b)	after an increase in the Base Selected Face Amount; or
(c)	after reinstatement.

These two-year periods are called the policy’s “contestable periods.” We may also investigate death claims beyond the contestable periods. After any two-year contestable period, in the absence of fraud, we cannot contest the validity of a policy or a Base Selected Face Amount increase, except for failure to pay premiums. In the event a misstatement of age or gender is discovered at the time of claim, we will not contest the entire claim, but rather an adjustment will be made to the death benefit amount. See “Misstatement of Age or Gender” below in this “Death Benefit” section for more information.

We generally determine whether the contested claim is valid within five days after we receive the information from the completed investigation. Since it may take some time to receive the information, payment could be delayed during this period.

We can delay payment of the death benefit if the policy has Account Value invested in the Separate Account on the date of death during any period that:

•	it is not reasonably practicable to determine the amount because the NYSE is not open for trading, except for normal weekend or holiday closings;
•	trading is restricted by the SEC;
•	the SEC determines that an emergency exists; or
•	the SEC, by order, permits us to delay payment for the protection of our Policy Owners.

If pursuant to SEC rules, the MML U.S. Government Money Market Fund suspends payment of redemption proceeds in connection with the liquidation of the Fund, we will delay payment of the death benefit from the MML U.S. Government Money Market Division until the Fund is liquidated.

We will pay interest on the death benefit from the date of death to the date of a lump sum payment. The applicable interest will not be less than the equivalent of 3% per year or, if greater, the annual rate required by applicable law.

We will pay the death benefit in a lump sum.

Although the death benefit is generally excludible from the income of the Beneficiary who receives it, interest on the death benefit is includible in the Beneficiary’s income in the year such interest is credited.

For lump sum payments of at least $10,000, your Beneficiary may elect to receive the death benefit by establishing an interest-bearing draft account called the Benefit Management Account (BMA). We periodically set the interest rate we credit to the BMA. That rate will not be less than the minimum guaranteed interest rate provided under the account. We will send a draft book to the Beneficiary who will have access to all the monies in the account, including interest, by writing a draft for all or part of the proceeds. Our drafts are similar to checks. The minimum draft amount is $250. If the account balance falls below $1,000, the BMA will be closed automatically and a check for the remaining balance, including interest, will be sent to the Beneficiary. Any interest paid on amounts in the BMA is taxable as ordinary income in the year such interest is credited. The Beneficiary may close the BMA at any time. No deposits may be paid into the BMA. The BMA is part of our General Investment Account and is subject to the claims of our creditors. The BMA is not a bank account or bank deposit and is not insured by the Federal Deposit Insurance Corporation. We may make a profit on amounts left in the BMA. If the policy has been assigned, the BMA is not available for the assignee’s portion of the death benefit. We reserve the right to make changes in the terms and conditions of the BMA.

Suicide

If the Insured dies by suicide, while sane or insane, and the policy is in force, the policy will terminate.

•	If the death occurs within two years from the Issue Date, we will refund the sum of premiums paid for the policy, less any Policy Debt or amounts withdrawn.
•	If the death occurs after two years from the Issue Date but within two years from an increase in the Base Selected Face Amount, we will refund the sum of the monthly charges associated with the Base Selected Face Amount increase.

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•	If the death occurs after two years from the Issue Date but within two years after the policy is reinstated, we will refund the sum of premiums you paid to reinstate the policy and any premiums you paid thereafter, less any Policy Debt or amounts you withdrew.
•	If death occurs after two years from the Issue Date, and there has been no increase in the Base Selected Face Amount or reinstatement during the prior two year period, we will pay the full death benefit, less any Policy Debt.

For policies issued in North Dakota, all references in this provision to “two years” should be replaced with “one year”.

Misstatement of Age or Gender

If the Insured’s age or gender is misstated in the application, or the policy has been issued incorrectly, an adjustment will be made. If the adjustment is made when the Insured dies, the death benefit will reflect the amount provided by the most recent monthly cost of insurance charges using the correct age and gender. If the adjustment is made while the Insured is living, monthly charges after the adjustment will be based on the correct age and gender.

Charges and Deductions

This section describes the charges and deductions we make under the policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. We may profit from the charges deducted, and we may use any such profits for any purpose, including payment of distribution expenses.

In addition, the Funds pay operating expenses that are deducted from the assets of the Funds. For more information about these expenses, see the individual Fund prospectuses.

Transaction Charges

Premium Load Charge.  Prior to applying your premium to the GPA or the selected Division(s), we deduct a premium load charge. This charge reimburses us for federal and state premium taxes and certain expenses related to the sale and distribution of the policies. We may profit from this charge.

This charge is comprised of two components: the premium tax component and the sales load component. The premium tax component reimburses us for state and local premium taxes and for federal premium taxes. This amount is not the actual amount of the tax liability we might incur. It is an estimated amount. If the actual tax liability is more or less, we will not adjust the charge retroactively. The sales load component covers sales expenses, including commissions. If these expenses increase, this charge may be increased, but the charge will never exceed the maximum charges set forth in the Transaction Fees table. See the “Fee Tables” section.

The maximum premium load charge that we can deduct is 10% of each premium payment.

Transfer Charge.  We currently allow you to make 12 transfers each Policy Year free of charge. We reserve the right to assess a charge for transfers if there are more than 12 in a Policy Year. The charge will not exceed $10 for each additional transfer. We will deduct any transfer charge from the amount being transferred. If imposed, the fee will reimburse us for processing the transfer.

For purposes of assessing a transfer charge, we consider all transfers made on one Valuation Date to be one transfer. Transfers made in connection with loans, however, do not count as transfers for the purpose of assessing a transfer charge. (See the “Policy Transactions” section for more information.)

Withdrawal Charge.  If you make a Withdrawal from your policy, we deduct a charge of 2% of the money you withdraw. This charge will not exceed $25 for each Withdrawal. This fee is guaranteed not to increase for the duration of the policy. (We will deduct the Withdrawal charge from the amount withdrawn.) This charge reimburses us for processing the Withdrawal.

Substitute Insured Charge.  We assess an administrative fee if you transfer the policy to the life of a substitute insured. The charge reimburses us for processing the substitution. The charge is $75.00.

Surrender Charges.  There are no surrender charges.

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Periodic Charges

Loan Interest Rate Expense Charge.  We assess a loan interest rate expense charge against policies with outstanding loan balances. This charge represents the difference between the interest we charge on policy loans and the interest we credit on the cash value we hold as collateral on policy loans. It is deducted from the loan interest rate. This charge reimburses us for the ongoing expense of administering the loan.

The charge varies by Policy Year. However, it will never exceed 3.00%.

Monthly Charges Against the Account Value

The following charges are deducted from the Account Value on each Monthly Calculation Date:

•	An administrative charge;
•	A mortality and expense risk charge;
•	A cost of insurance charge;
•	A Base Selected Face Amount charge (if applicable); and
•	Any rider charge (if applicable).

The Monthly Calculation Date is the date on which monthly charges for the policy are due. The first Monthly Calculation Date is the Policy Date, and subsequent Monthly Calculation Dates are on the same day of each succeeding calendar month.

Your policy’s Monthly Calculation Date will be listed in the policy specifications page. The mortality and expense risk charge will be deducted pro-rata from the Divisions according to the Account Value in each Division. All other monthly charges will be deducted from the Divisions and the GPA in proportion to the non-loaned Account Values in each on the date the deduction is taken.

Administrative Charge.  We deduct a monthly charge for costs we incur for providing certain administrative services. These services include premium billing and collection, record keeping, processing claims, and communicating with Policy Owners. The maximum administrative charge that we will assess is $9.00 per month.

Mortality and Expense Risk Charge.  The mortality and expense risk charge imposed is a percentage of the policy’s Account Value held in the Separate Account. The maximum or guaranteed percentage is 0.9% and the current percentage is:

•	0.25% in years 1-5;
•	0.20% in years 6-15; and
•	0.10% in years 16+.

The charge is deducted from your Account Value allocated to the Divisions but not from the GPA.

This charge compensates us for the mortality and expense risks we assume under the policies and for acquisition costs. The mortality risk we assume is that the group of lives insured under our policies may, on average, live for shorter periods of time than we estimated, and as a result, the cost of insurance charges will be insufficient to meet actual claims.

The expense risk we assume is that our costs of issuing, distributing and administering the policies will exceed the charges collected.

If all the money we collect from this charge is not needed to cover death benefits and expenses, it will be our gain. We will use this gain for any purpose, including payment of sales commissions. If the money we collect is insufficient, we will still pay all valid claims and expenses.

Cost of Insurance Charge.  The cost of insurance charge compensates us for providing you with life insurance protection. We expect to profit from this charge and may use these profits for any lawful purpose.

We deduct a cost of insurance charge based upon your policy’s Insurance Risk. Insurance Risk is a liability of the insurance company and is equal to the difference between the death benefit and the Account Value.

The maximum or guaranteed cost of insurance charge rates associated with your policy are shown in the policy’s specifications pages. They are calculated using the 2001 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex rates may be required in some states), the non-smoker or smoker table, and age of the insured on his/her last birthday.

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We may charge less than the maximum monthly insurance charges shown in the table(s). In this case, the monthly insurance charge rates will be based on a number of factors, including but not limited to, our expectations for future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes and future profits. The expense component of these rates is used to offset sales and issue expenses, which decrease over time. Any change in these charges will apply to all individuals in the same classification.

Your policy’s actual or current cost of insurance charge rates may be based on the following factors:

•	the Insured’s issue age;
•	the Insured’s gender;
•	the Insured’s tobacco use classification;
•	the Policy Year in which we make the deduction;
•	the rating class of the policy; and
•	the underwriting classification of the Case.

These rates generally increase as the Insured’s age increases. The rates will vary with the number of years the coverage has been in force and with the Base Selected Face Amount.

How the Cost of Insurance Charge is Calculated

We calculate the cost of insurance charge on the Monthly Calculation Date by multiplying the current cost of insurance charge rate by a discounted Insurance Risk. Insurance Risk is a liability of the insurance company and is equal to the difference between the death benefit and the Account Value.

The discounted Insurance Risk is the difference, on the Monthly Calculation Date, between:

•	the amount of death benefit available under the Death Benefit Option in effect, discounted by one plus the monthly equivalent of 1% per year, and
•	the Account Value (before deduction of the monthly cost of insurance charge).

The following two steps describe how we calculate the cost of insurance charge for your policy:

Step 1:	We calculate the discounted Insurance Risk for your policy:

a.	We divide the amount of the death benefit available under the Death Benefit Option in effect by one plus the monthly equivalent of the minimum annual interest rate for the GPA (1%); and
b.	We subtract your policy’s Account Value at the beginning of the policy month (before deduction of the monthly cost of insurance charge) from the amount we calculated in 1(a) above.

Step 2:	We multiply the discounted Insurance Risk by the cost of insurance charge rate. This amount is your cost of insurance charge.

Additional Information about the Cost of Insurance Charge

We will apply any changes in cost of insurance charges in a manner not unfairly discriminatory to Policy Owners. No change in insurance classification or cost will occur on account of the Insured’s health after we issue the policy.

Because your Account Value and death benefit may vary from month to month, your cost of insurance charge may also vary on each Monthly Calculation Date. The cost of your insurance depends on the amount of the Insurance Risk on your policy. Factors that may affect the Insurance Risk include:

•	the amount and timing of premium payments;
•	investment performance;
•	fees and charges assessed;
•	rider charges;
•	Withdrawals;
•	policy loans;
•	changes to the Base Selected Face Amount; and
•	changes to the death benefit option.

Base Face Amount Charge.   We currently deduct a monthly base face amount charge from the policy. We use this charge to reimburse us for the underwriting costs. We base this charge on the greater of: the Initial Base Selected Face Amount; or the initial premium multiplied by the applicable Minimum Death Benefit percentage (based on the Insured’s Attained Age at the time of calculation). This charge is guaranteed not to exceed $0.05 per $1,000 of the amount calculated in accordance with the preceding sentence.

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Rider Charges.   You can obtain additional benefits by applying for riders on your policy. The purpose of the charge for these riders is to compensate us for the anticipated cost of providing the additional benefits. More information regarding the rider charges can be found below, under the “Other Benefits Available Under the Policy” section.

Other Charges

We do not currently charge the Divisions for federal income taxes attributable to them. However, we reserve the right to eventually charge the Divisions to provide for future federal income tax liability of the Divisions.

Fund Expenses

The Separate Account purchases shares of the Funds at net asset value. The net asset value of each Fund reflects expenses already deducted from the assets of the Fund. Such expenses include investment management fees and other expenses and may include acquired Fund fees and expenses. For some Funds, expenses will also include 12b-1 fees to cover distribution and/or certain service expenses. When you elect a Fund as an investment choice, that Fund’s expenses will increase the cost of your investment in the policy. See each Fund’s prospectus for more information regarding these expenses.

Reduction of Charges

We may reduce or eliminate certain charges (sales load, administrative charge, cost of insurance charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to us. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by us. Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

•	the number of Insureds;
•	the total premium expected to be paid;
•	total assets under management for the Policy Owner;
•	the nature of the relationship among individual Insureds;
•	the purpose for which the policies are being purchased;
•	the expected persistency of individual policies; and
•	any other circumstances which are rationally related to the expected reduction in expenses.

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to Policy Owners which reflects differences in costs of services.

Other Benefits Available Under the Policy

Additional Benefits You Can Get by Rider

At your request, the policy can include additional benefits. We approve these benefits based on our standards and limits for issuing insurance and classifying risks. Any additional benefit we provide by rider is subject to the terms of both the rider and the policy. We generally deduct the cost of any rider as part of the monthly charges. Some riders do not have a monthly charge; however, we may charge a one-time fee when you exercise the rider.

Supplemental Monthly Term Insurance Rider.  The Supplemental Monthly Term Insurance Rider (Term Rider) provides you with the option to purchase monthly term insurance on the life of the Insured. The Term Selected Face Amount supplements the Base Selected Face Amount. You can elect the Term Rider at the time of application or at a later time provided that the policy is in force and the Term Rider is elected before the Insured reaches Attained Age 75.

If you elect the Term Rider, your Base Selected Face Amount must be at least $50,000.

Before deciding whether to purchase the Term Rider, it is important to know that when the Term Rider is purchased, the compensation received by the registered representative and his or her firm may be less than when compared to purchasing insurance coverage under the base policy only.

You should consider a number of factors when deciding to purchase coverage under the base policy only or to purchase a portion of the coverage under the Term Rider. There can be some important cost differences.

If you compare a policy with the Term Rider to one that provides the same amount of total coverage without the Term Rider, the policy with the Term Rider will, in most cases, have a lower Annual Target Premium and lover premium load charges

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(assuming the same premium payments are made on both polices). The following table shows the estimated Annual Target Premium and estimated premium load charge for a policy with a $1,000,000 Base Selected Face Amount and a policy with a $500,000 Base Selected Face Amount and $500,000 Term Rider Selected Face Amount. Assuming an annual premium payment of $47,580, the estimated premium load charge is less for the policy that has allocated a portion of the coverage to the Term Rider. This is because the Annual Target Premium is calculated based on the coverage provided under the base policy only and does not take into account coverage provided under the Term Rider.

	$1,000,000 Base Selected Face Amount	$500,000 Base Selected Face Amount and $500,000 Term Rider Selected Face Amount
Estimated Annual Target Premium*	$47,580	$23,790
Estimated Premium Load Charge*	$2,616.90	$1,855.62
*Assumes	policy issued to a 45 year-old male non-smoker and is funded with a $47,580 annual premium payment

As shown in the chart above, by allocating at least a portion of the coverage to the Term Rider, you can potentially lower the Annual Target Premium and the premium load charges for your policy. See “Appendix A: Examples of Premium Load Charge Blending”. As a result of the lower premium load charges, for a given premium level, the amount of the Net Premium available for allocation among the Divisions and/or the GPA will be greater. This will generally result in higher Surrender Values as compared to a policy with the same total coverage amount but without the Term Rider.

A registered representative can answer any questions and provide illustrations demonstrating the impact of purchasing coverage under the Term Rider. When deciding whether to purchase coverage under the Term Rider, or how much coverage to purchase under the Term Rider, you may want to consider requesting additional illustrations to see examples of how allocating various amounts of coverage to the Term Rider may potentially impact the overall performance of the policy (in particular, an illustration including the maximum amount of the Term Rider at ten times the Base Selected Face Amount).

The amount of monthly term insurance in force under the Term Rider is equal to the Term Selected Face Amount reduced (to not less than zero) by the excess, if any, of the policy Minimum Death Benefit over:

•	For Death Benefit Option 1, the Base Selected Face Amount;
•	For Death Benefit Option 2, the Base Selected Face Amount plus the policy’s Account Value; or
•	For Death Benefit Option 3, the greater of: (i) the Base Selected Face Amount, or (ii) the Base Selected Face Amount, plus the sum of all premiums paid, less any Withdrawals.

We deduct monthly charges for the Term Rider from the Account Value on each Monthly Calculation Date. We assess monthly charges of two types for this rider:

Rider Face Amount Charge.

This charge is based on the initial Term Selected Face Amount and is guaranteed not to exceed $0.05 per $1,000 of Term Selected Face Amount.

Term Rider Cost of Insurance Charge.

The amount of this charge is equal to the monthly insurance rate multiplied by each $1,000 of monthly term insurance that requires a charge (calculated as described below). Monthly rates may be changed by us from time to time. However, the rates for the Term Rider will never be more than the maximum or guaranteed rates shown in the policy specifications which are calculated using 125% of the 2001 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex may be required in some states), the non-smoker or smoker table, and age of the Insured on his/her last birthday.

We have the right to charge less than the maximum charges shown in the “Rider Charges” table. This charge may be based on our expectations of future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes and future profits. We may set different monthly cost of insurance rates for the Base Selected Face Amount and the Term Selected Face Amount. The current rates for the Term Rider are higher than the rates for coverage under the base policy after the 30th Policy Year.

The amount of monthly term insurance that requires a charge is computed as of the date the charge is due. The amount is determined by calculating the amount of monthly term insurance in the manner described above. We then divide this amount by an amount equal to 1 plus the monthly equivalent of the minimum annual interest rate for the GPA (1%). The result is the amount of monthly term insurance that requires a charge. See “Appendix C: Example of Amount of Monthly Term Insurance and Term Cost of Insurance Charge Calculation” for an example of each of these calculations.

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You may increase the Term Selected Face Amount by submitting a Written Request in Good Order to us. We will require satisfactory evidence of insurability for your requested increase. The Term Selected Face Amount cannot exceed ten times the Base Selected Face Amount. You may also decrease the Term Selected Face Amount by submitting a Written Request in Good Order to us.

Upon Withdrawal of the policy’s Account Value, we may decrease the Term Selected Face Amount in addition to the Base Selected Face Amount to prevent an increase in Insurance Risk. If a decrease is required, the Term Selected Face Amount will be decreased first.

The Term Rider will terminate on the earliest of:

1.	the date of termination of the policy; or
2.	the end of the Grace Period, if any premium due to cover the monthly charges remains unpaid; or
3.	the Monthly Calculation Date on or next following the date we receive a Written Request in Good Order from the Policy Owner to terminate the Term Rider; or
4.	the date an Overloan Protection Rider (if applicable) is activated on the policy; or
5.	the Paid-up Policy Date; or
6.	the date the Insured reaches Attained Age 95; or
7.	the death of the Insured.

Cash Surrender Value Enhancement Rider.  The Cash Surrender Value Enhancement Rider provides for the payment of an increased cash Surrender Value when there is a complete surrender of the policy (Enhancement Benefit). The Enhancement Benefit is essentially a partial return of policy charges assessed. In most instances, the Enhancement Benefit will not exceed the sum of all charges assessed on the policy.

The rider can only be added at the time of policy issue.

The Enhancement Benefit, if any, is not available upon a surrender during the Free-Look period, nor is it available upon a surrender that qualifies as a Section 1035 exchange. In addition, it is important to note that while a Policy Owner can take a Withdrawal or a loan while the rider is in force, the maximum policy loan amount and maximum withdrawal amount available under the policy are not increased by the Enhancement Benefit.

The duration and amounts of the Enhancement Benefit are set forth in “Appendix B: Factors Used in Calculating the Cash Surrender Value Enhancement Benefit.” Currently, the Enhancement Benefit is available upon full surrender of the policy during the first eleven Policy Years.

The Enhancement Benefit is calculated monthly and is equal to (a) the applicable Enhancement Percentage multiplied by (b) an amount equal to:

•	the sum of all premiums paid; less
•	the sum of all Withdrawals; and less
•	any Policy Debt.

The percentages used in the Enhancement Benefit calculation generally decline after the first Policy Year. The Enhancement Benefit decreases to zero at the beginning of the ninth Policy Year. See “Appendix B: Factors Used in Calculating the Cash Surrender Value Enhancement Benefit.”

If the Supplemental Monthly Term Insurance Rider is in force, the Enhancement Benefit is reduced because of the lower premium load charges associated with the Term Rider. See “Appendix B: Factors Used in Calculating the Cash Surrender Value Enhancement Benefit.”

The Enhancement Benefit is paid from our General Investment Account at the time the policy is completely surrendered. As a General Investment Account obligation, the Enhancement Benefit is not part of the Separate Account and is an obligation of MassMutual. This means the Enhancement Benefit, including the Policy Owner’s right to receive payment, is subject to MassMutual’s claims paying ability.

There is a charge for this rider that is applied against each premium payment made in Policy Years one through seven. This charge is equal to (A) plus (B) times the premium payment at that time, where:

(A)	equals the Base Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) multiplied by the applicable Base Selected Face Amount Percentage Charge shown in the policy specifications pages; and
(B)	equals the Term Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) multiplied by the applicable Term Selected Face Amount Percentage Charge shown in the policy specifications pages.

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For purposes of this calculation, the Total Selected Face Amount is equal to the sum of the Base Selected Face Amount and the Term Selected Face Amount. See “Appendix B: Example of Rider Charge Calculation” for an example of the calculation of the Cash Surrender Value Enhancement Benefit rider charge.

The rider will terminate upon the earliest of:

•	the end of the 11th Policy Year;
•	the lapse, exchange or termination of the policy;
•	the absolute assignment of the policy;
•	the death of the Insured; or
•	the receipt of your Written Request in Good Order from the Policy Owner to terminate this rider.

Once terminated, the rider cannot be reinstated.

Overloan Protection Rider.  A Policy Owner is able to prevent the policy from lapsing due to Policy Debt by invoking the Overloan Protection Rider, which provides a guaranteed paid-up insurance benefit. This rider is designed to enable the Policy Owner with a substantially depleted Surrender Value, due to Policy Debt, to potentially avoid the negative tax consequences associated with the lapsing of the policy.

Note:  The IRS has not issued guidance on the tax consequences of exercising the Overloan Protection Rider. It is possible that the IRS could assert that the Policy Debt should be treated as a distribution, in whole or in part, when the rider is invoked. Consult with a tax adviser regarding the risks associated with invoking this rider.

This rider is automatically attached on the Issue Date of the policy if the policy has been issued using the Guideline Premium Test under Section 7702 of the IRC. The rider cannot be elected after the Issue Date of the policy or if the policy has been issued using the Cash Value Accumulation Test under Section 7702 of the IRC.

In the event that the policy non-loaned Account Value is insufficient to cover the policy’s monthly charges, this rider provides a paid-up life insurance benefit. A Written Request to exercise the rider must be sent to our Administrative Office in Good Order. There is a one-time charge to exercise this rider. The charge is equal to the Account Value multiplied by a percentage which varies by the Insured’s Attained Age at the time the rider is exercised. The percentages are shown below. The rider will be effective (Rider Effective Date) on the next monthly calculations date after:

1.	we have received the Policy Owner’s Written Request in Good Order to exercise the rider; and
2.	all other conditions for exercising the rider have been met.

Once the rider has been exercised, the Death Benefit Option will be changed to Option 1 (if the Death Benefit Option is not already Death Benefit Option 1) and the Total Selected Face Amount will be reduced to equal the Minimum Death Benefit after the rider charge is taken.

The rider cannot be exercised unless the policy meets all of the following requirements:

•	the policy is in force and has reached the 15th Policy Anniversary date;
•	the Insured is at least Attained Age 75;
•	the Account Value is at least $100,000;
•	the non-loaned Account Value is sufficient to pay the rider charge;
•	the policy is issued under the Guideline Premium Test;
•	the policy is not, and exercise of this rider will not cause the policy to become, a MEC under the IRC;
•	the Policy Debt exceeds a specified percentage of the Account Value after deduction of the rider charge. This percentage is called the “Overloan Rider Trigger” and varies by the Attained Age of the Insured. The Overloan Rider Trigger Point Percentages are shown on the table attached to the rider; and
•	all amounts that may be withdrawn from the policy without the imposition of federal income tax must be taken as partial surrenders prior to exercise of the rider.

The first time the requirements to exercise this rider are met, we will notify the Policy Owner.

Exercising this rider will affect the policy and any other policy riders, as of the Rider Effective Date, as follows:

1.	Interest will continue to accrue on the Policy Debt at the applicable loan interest rate;
2.	The loaned Account Value in the GPA will earn interest at the same rate as the loan interest rate;
3.	Any remaining non-loaned Account Value will be held in the GPA and will continue to accrue interest at not less than this policy’s guaranteed minimum interest rate for the GPA;
4.	All other riders, including without limitation any Term Rider, Waiver of Monthly Charges Rider or Cash Surrender Value Enhancement Rider will be terminated;
5.	No further monthly charges or additional charges will be taken from the Account Value;
6.	No further policy loans may be taken;

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7.	No further policy changes, account transfers or partial surrenders will be allowed;
8.	No further premium payments or loan repayments will be allowed;
9.	The amount of the death benefit will be the maximum of (A) and (B) where:
(A)	is the Base Selected Face Amount; and
(B)	is the Minimum Death Benefit, calculated as of the date of the Insured’s death.
10.	The policy will be placed in paid-up status; and
11.	The Policy Owner will be notified of the changes to the policy.

The Overloan Protection Rider Triggers and Rider Charge Percentages vary by the Insured’s Attained Age.

Attained Age	Rider Charge Percentage	Trigger Point Percentage
18 - 74	N/A	N/A
75	3.71%	96.00%
76	3.57%	96.00%
77	3.45%	96.00%
78	3.31%	96.00%
79	3.33%	96.00%
80	3.19%	96.00%
81	3.13%	96.00%
82	2.99%	97.00%
83	2.87%	97.00%
84	2.73%	97.00%
85	2.61%	97.00%
86	2.47%	97.00%
87	2.33%	97.00%
88	2.17%	97.00%
89	1.95%	98.00%
90	1.71%	98.00%
91	1.54%	98.00%
92	1.36%	98.00%
93	1.19%	98.00%
94	1.02%	98.00%
95	0.85%	99.00%
95+	N/A	N/A

An example illustrating the operation of the Overloan Protection Rider, including the Overloan Rider Trigger, is set forth in Appendix D.

This rider may only be added at the time of policy issue.

This rider will terminate on the earliest of:

•	the date we receive a Written Request in Good Order from the Policy Owner to terminate the rider;
•	the Paid-Up Policy Date; or
•	the date of termination of the policy.

Waiver of Monthly Charges Rider.  Under this rider we will waive the monthly charges deducted from your Account Value (other than the mortality and expense risk charge) if:

•	the Insured becomes totally disabled before the Insured’s Attained Age 65; and
•	such Total Disability continues for six consecutive months.

Total Disability is defined as an incapacity of the Insured that:

1.	is caused by sickness or accidental bodily injury; and
2.	begins while this policy is in force; and
3.	begins before the Insured Attained Age 65; and
4.	for the first 24 months of any period of Total Disability, prevents the Insured from performing the substantial and material duties of the Insured’s occupation; and
5.	after Total Disability has continued for 24 months, prevents the Insured from performing the substantial and material duties of any occupation which the Insured is qualified to perform.

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Benefits payable under this rider end when any of the following occurs:

•	the Insured is no longer totally disabled; or
•	you do not give us the required satisfactory proof of continued Total Disability; or
•	the Insured fails or refuses to have a required examination (A required examination is an assessment conducted at our expense by a physician chosen by us used to determine proof of disability.); or
•	if Total Disability begins before the Insured’s Attained Age 60 and continues to the Insured’s Attained Age 65, benefits under the rider will end when the Insured is no longer totally disabled; or
•	if Total Disability begins after the Insured’s Attained Age 60, benefits under this rider will end on the date the Insured reaches Attained Age 65.

Proof of claim must be received at our Administrative Office while the Insured is living and during the continuance of Total Disability. Also, it must be received within one year after the earlier of:

1.	the Insured’s Attained Age 65; or
2.	termination of the policy.

However, if it was not reasonably possible to give us notice and/or proof of claim on time, the delay will not reduce the benefit if notice and/or proof are given as soon as reasonably possible.

Until we approve your claim, you are required to pay all premiums necessary to avoid a lapse of this policy. If Total Disability begins during this policy’s Grace Period, any required premiums must be received before we will approve the claims made under this rider.

We will not return any premiums paid; however, we will adjust the Account Value according to the terms of the rider.

There is an additional charge for this rider that varies based on the individual characteristics of the Insured. See the “Rider Charges” table under the “Fee Tables” section for information about the Waiver of Monthly Charges Rider charge.

This rider may be added at any time before the Insured reaches Attained Age 65 and may be cancelled by the Policy Owner’s Written Request. Cancellation will take effect on the Monthly Calculation Date that is on, or next follows, the date we receive the Written Request in Good Order at our Administrative Office.

Federal Income Tax Considerations

The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the policy. The information presented is not written or intended as tax or legal advice. You are encouraged to seek tax and legal advice from a qualified tax advisor. In addition, we do not profess to know the likelihood that current federal income tax laws and Treasury Regulations or the current interpretations of the Internal Revenue Code of 1986, as amended (IRC), Regulations, and other guidance will continue. We cannot make any guarantee regarding the future tax treatment of any policy. We reserve the right to make changes in the policy to assure that it continues to qualify as life insurance for tax purposes.

No attempt is made in this prospectus to consider any applicable state or other tax laws.

Policy Proceeds and Loans

We believe the policy meets the IRC definition of life insurance. Therefore, the death benefit under the policy generally is excludible from the Beneficiary’s gross income under federal tax law. If you sell the policy or there is a transfer for value under IRC 101(a)(2), all or a portion of the death benefit under the policy may become taxable unless an exception applies.

As a life insurance policy under the IRC, the gain accumulated in the policy is not taxed until it is withdrawn or otherwise accessed. Any gain withdrawn from the policy is taxed as ordinary income.

From time to time, the Company may be entitled to certain tax benefits related to the investment of Company assets, including those comprising the policy value. These tax benefits, which may include foreign tax credits and the corporate dividends received deduction, are not passed back to you since the Company is the owner of the assets from which the tax benefits are derived.

The following information applies only to a policy that is not a MEC under federal tax law. See the “Modified Endowment Contracts” in the “Federal Income Tax Considerations” section below for information about MECs.

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As a general rule, Withdrawals are taxable only to the extent that the amounts received exceed your cost basis (also referred to as investment in the contract) in the policy. Cost basis equals the sum of the premiums and other consideration paid for the policy less any prior Withdrawals under the policy that were not subject to income taxation. For example, if your cost basis in the policy is $10,000, amounts received under the policy will not be taxable as income until they exceed $10,000 in the aggregate; then, only the excess over $10,000 is taxable.

However, special rules apply to certain Withdrawals associated with a decrease in the policy death benefit. The IRC provides that if:

•	there is a reduction of benefits during the first 15 years after a policy is issued; and
•	there is a cash distribution associated with the reduction,

you may be taxed on all or a part of the amount distributed. After 15 years, cash distributions are not subject to federal income tax, except to the extent they exceed your cost basis.

If you surrender the policy for its net Surrender Value, all or a portion of the distribution may be taxable as ordinary income. The distribution represents income to the extent the value received exceeds your cost basis in the policy. For this calculation, the value received is equal to the Account Value, reduced by any surrender charges, but not reduced by any outstanding Policy Debt. Therefore, if there is a loan on the policy when the policy is surrendered, the loan will reduce the cash actually paid to you but will not reduce the amount you must include in your taxable income as a result of the surrender.

To illustrate how policy termination with an outstanding loan can result in adverse tax consequences as described above, suppose that your cost basis in the policy is $10,000, your Account Value is $15,000, you have no surrender charges, and you have received no other distributions and taken no Withdrawals under the policy. If, in this example, you have an outstanding Policy Debt of $14,000, you would receive a payment equal to the net Surrender Value of only $1,000; but you still would have taxable income at the time of surrender equal to $5,000 ($15,000 Account Value minus $10,000 cost basis).

The potential that Policy Debt will cause taxable income from policy termination to exceed the payment received at termination also may occur if the policy terminates without value. Factors that may contribute to these potential situations include:

1.	amount of outstanding Policy Debt at or near the maximum loan value;
2.	unfavorable investment results affecting your policy Account Value;
3.	increasing monthly policy charge rates due to increasing Attained Ages of the insureds;
4.	high or increasing amount of Insurance Risk, depending on death benefit option and changing Account Value; and
5.	increasing policy loan rates if the adjustable policy loan rate is in effect.

One example occurs when the Policy Debt Limit is reached. If, using the previous example, the Account Value were to decrease to $14,000 due to unfavorable investment results, and the policy were to terminate because the Policy Debt Limit is reached, the policy would terminate without any cash paid to you; but your taxable income from the policy at that time would be $4,000 ($14,000 Account Value minus $10,000 cost basis). The policy also may terminate without value if unpaid policy loan interest increases the outstanding Policy Debt to reach the Policy Debt Limit.

To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action.

We believe that, under current tax law, any loan taken under the policy will be treated as Policy Debt of the Policy Owner. If your policy is not a MEC, the loan will not be considered income to you when received.

Interest on policy loans used for personal purposes generally is not tax-deductible. However, you may be able to deduct this interest if the loan proceeds are used for “trade or business” or “investment” purposes, provided that you meet certain narrow criteria.

If the Policy Owner is a corporation or other business, additional restrictions may apply. For example, there are limits on interest deductions available for loans against a business-owned policy. In addition, the IRC restricts the ability of a business to deduct interest on debt totally unrelated to any life insurance, if the business holds a cash value policy on the life of certain insureds. The alternative minimum tax (AMT) may apply to the gain accumulated in a policy held by a corporation. The corporate AMT may apply to a portion of the amount by which death benefits received exceed the policy’s net Surrender Value on the date of death.

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Investor Control and Diversification

There are a number of tax benefits associated with variable life insurance policies. Gains on the Net Investment Experience of the Separate Account are deferred until withdrawn or otherwise accessed, and gains on transfers among Divisions of the Separate Account also are deferred. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law dictates that the insurer, and not the Policy Owner, has control of the investments underlying the various Separate Account Divisions for the policy to qualify as life insurance.

You may make transfers among Divisions of the Separate Account, but you may not direct the investments each Separate Account Division makes. If the Internal Revenue Service (IRS) were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance and you would be taxed on the gain in the policy as it is earned rather than when it is withdrawn or otherwise accessed.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a Policy Owner can have too much investor control if the variable life policy offers a large number of Separate Account Divisions in which to invest Account Values. We do not know if the IRS will provide any further guidance on the issue. We do not know if any such guidance would apply retroactively to policies already in force.

Consequently, we reserve the right to further limit net premium allocations and transfers under the policy, so that it will not lose its qualification as life insurance due to investor control.

In addition, the IRC requires that the investments of the Separate Account Divisions be “adequately diversified” in order for a policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the Separate Account Divisions, through their underlying investment funds, will satisfy these diversification requirements.

Modified Endowment Contracts

If a policy is a MEC under federal tax law, loans, Withdrawals, and other amounts distributed under the policy are taxable to the extent of any income accumulated in the policy. The policy income is the excess of the Account Value (both loaned and non-loaned) over your cost basis. For example, if your cost basis in the policy is $10,000 and the Account Value is $15,000, then all distributions up to $5,000 (the accumulated policy income) are immediately taxable as income when withdrawn or otherwise accessed. The collateral assignment of a MEC is also treated as a taxable distribution. Death benefits paid under a MEC, however, are not taxed any differently than death benefits payable under other life insurance contracts.

If any amount is taxable as a distribution of income under a MEC, it will also be subject to a 10% penalty tax. There are a few exceptions to the additional penalty tax for distributions to individual Policy Owners. The penalty tax will not apply to distributions:

•	made on or after the date the taxpayer attains age 59 1⁄2; or
•	made because the taxpayer became disabled; or
•	made as part of a series of substantially equal periodic payments paid for the life or life expectancy of the taxpayer, or the joint lives or joint life expectancies of the taxpayer and the taxpayer’s Beneficiary. These payments must be made at least annually.

A policy is a MEC if it satisfies the IRC definition of life insurance but fails the “7-pay test.” A policy fails this test if:

a.	the accumulated amount paid under the policy at any time during the first seven contract years exceeds

b.	the total premiums that would have been payable at that time for a policy providing the same benefits guaranteed after the payment of seven level annual premiums.

A life insurance policy may pass the 7-pay test and still be taxed as a MEC if it is received in a section 1035 tax-deferred exchange for a MEC.

If certain changes are made to a policy, we will retest it to determine if it has become a MEC. For example, if you reduce the death benefit during a 7-pay testing period, we will retest the policy from the start of that testing period using the lower benefit amount. If the reduction in death benefit causes the policy to fail the 7-pay test for any prior Policy Year, the policy will be treated as a MEC beginning with the Policy Year in which the reduction takes place.

Any reduction in benefits attributable to the non-payment of premiums will not be taken into account if the benefits are reinstated within 90 calendar days after the reduction in such benefits.

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We will retest whenever there is a “material change” to the policy while it is in force. If there is a material change, a new 7-pay test period begins at that time. The term “material change” includes certain increases in death benefits.

Since the policy provides for flexible premium payments, we have procedures for determining whether increases in death benefits or additional premium payments cause the start of a new 7-pay test period or cause the policy to become a MEC.

Once a policy fails the 7-pay test, loans and distributions taken in the year of failure and in future years are taxable as distributions from a MEC to the extent of gain in the policy. In addition, the IRS has authority to apply the MEC taxation rules to loans and other distributions received in anticipation of the policy’s failing the 7-pay test. The IRC authorizes the issuance of regulations providing that a loan or distribution, if taken within two years prior to the policy’s becoming a MEC, shall be treated as received in anticipation of failing the 7-pay test. However, such written authority has not yet been issued.

Under current circumstances, a loan, collateral assignment, or other distribution under a MEC may be taxable even though it exceeds the amount of gain accumulated in that particular policy. For purposes of determining the amount of taxable income received from a MEC, the law considers the total of all gain in all the MECs issued within the same calendar year to the same Policy Owner by an insurer and its affiliates. Loans, collateral assignments, and distributions from any one MEC are taxable to the extent of this total gain.

Other Tax Considerations

A change of the Policy Owner or an insured, or an exchange or assignment of the policy, may cause the Policy Owner to recognize taxable income.

The impact of federal income taxes on values under the policy and on the benefit to you or your Beneficiary depends on MassMutual’s tax status and on the tax status of the individual concerned. We currently do not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to recover the future federal income tax liability to the Separate Account.

Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

Federal estate and gift taxes, state and local estate taxes, and other taxes depend on the circumstances of each Policy Owner or Beneficiary.

Qualified Plans

The policy may be used as part of certain tax-qualified and/or ERISA employee benefit plans. Since the rules concerning the use of a policy with such plans are complex, you should not use the policy in this way until you have consulted a competent tax adviser. You may not use the policy as part of an Individual Retirement Account (IRA) or as part of a Tax-Sheltered Annuity (TSA) or an IRC Section 403(b) custodial account.

Employer-Owned Policies

The IRC contains certain notice and consent requirements for “employer-owned life insurance” policies. The IRC defines “employer-owned life insurance” as a life insurance contract: (a) that is owned by a person or entity engaged in a trade or business (including policies owned by related or commonly controlled parties); (b) insuring the life of a U.S. citizen or resident who is an employee on the date the contract is issued; and (c) under which the policyholder is directly or indirectly a Beneficiary.

The tax-free death benefit for employer-owned life insurance is limited to the amount of premiums paid unless certain notice and consent requirements are met. The notice requirements are met if, before the contract is issued, the employee is notified in writing of the following:

a.	the employer intends to insure the employee’s life;
b.	the maximum Base Selected Face Amount for which the employee could be insured at the time the contract was issued; and
c.	the employer will be the Beneficiary of any proceeds payable on the death of the employee.

Prior to issuance of the contract, the employee must provide written consent to being insured under the contract and to continuation of the coverage after employment terminates.

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The law also imposes annual reporting and record keeping requirements for businesses owning employer-owned life insurance policies. The employer must maintain records of the employer’s notice and the employee’s consent, and must file certain annual reports with the IRS.

Provided that the notice and consent requirements are satisfied, the death proceeds of an employer-owned life insurance policy will generally be income tax-free in the following situations:

1.	At the time the contract is issued, the insured employee is a director, highly compensated employee, or highly compensated individual within the meaning of IRC section 101(j)(2)(A)(ii);
2.	The insured was an employee at any time during the 12-month period before his or her death;
3.	The proceeds are paid to a member of the insured’s family, an individual who is the designated Beneficiary of the insured under the contract, a trust established for the benefit of any such member of the family or designated Beneficiary, or the insured’s estate; or
4.	The proceeds are used to purchase an equity interest in the employer from any of the persons described in (3).

Death proceeds that do not fall within one of the enumerated exceptions will be subject to ordinary income tax (even if the notice and consent requirements were met), and MassMutual will report payment of taxable proceeds to the IRS, where applicable.

Business Uses of Policy

Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. The Internal Revenue Service and Treasury have issued guidance that may substantially affect these arrangements. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

Tax Shelter Regulations

Prospective Policy Owners that are corporations should consult a tax adviser about the treatment of the policy under the Treasury Regulations applicable to corporate tax shelters.

Alternative Minimum Tax

If the Policy Owner of the life insurance policy is a corporation, there may also be an indirect tax upon the income in the policy or the proceeds of the policy under the federal corporate alternative minimum tax.

Generation Skipping Transfer Tax

Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the IRC may require us to deduct the tax from your policy, or from any applicable payment, and pay it directly to the IRS.

Federal Income Tax Withholding

To the extent that policy distributions are taxable, they are generally subject to withholding for federal income tax. Policy Owners can generally elect, however, not to have tax withheld from distributions.

Life Insurance Purchases by Residents of Puerto Rico

Income received by residents of Puerto Rico under life insurance policies issued by a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Non-Resident Aliens and Foreign Entities

Generally, a distribution from a contract to a non-resident alien or foreign entity is subject to federal income tax withholding at a rate of 30% of the amount of the income that is distributed. A non-resident alien is a person who is neither a citizen, nor a resident, of the United States of America (U.S.). We are required to withhold the tax and send it to the IRS. Some distributions to non-resident aliens or foreign entities may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits

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of such a treaty, the non-resident alien must claim the treaty benefit on Form W-8BEN (or the equivalent entity form), providing us with:

1.	proof of residency (in accordance with IRS requirements); and
2.	the applicable taxpayer identification number.

If the above conditions are not met, we will withhold 30% of the income from the distribution. Additionally, under the Foreign Account Tax Compliance Act, effective July 1, 2014, U.S. withholding may be required for certain entity owners (including foreign financial institutions and non-financial foreign entities (such as corporations, partnerships and trusts)) at a rate of 30% without regard to lower treaty rates.

Sales to Third Parties

If you sell your policy to a viatical settlement provider, and the insured is considered terminally or chronically ill within the meaning of IRC section 101(g), the proceeds of the sale will be treated as death benefit proceeds, and will generally be received by you income tax-free.

However, the sale of your policy to an unrelated investor in a sale that does not qualify as a viatical settlement may have adverse tax consequences. IRS guidance issued in 2009 provides that the gain from such a sale is taxed as ordinary income to the extent that you would have realized ordinary income if you had instead surrendered your policy. Any amount you receive in excess of that amount is taxed as capital gain income. The IRS has also taken the position that your cost basis in the policy for computing the gain on the sale must be decreased by the cumulative cost of insurance charges incurred prior to the sale. This adjustment will result in a higher taxable gain than had the basis not been reduced.

Medicare Hospital Insurance Tax

A Medicare Hospital Insurance Tax (known as the “Unearned Income Medicare Contribution”) applies to all or part of a taxpayer’s “net investment income,” at a rate of 3.8%, when certain income thresholds are met. “Net investment income” is defined to include, among other things, non-qualified annuities and net gain attributable to the disposition of property. Under final regulations, this definition includes the taxable portion of any annuitized payment from a life insurance contract and it may also include the gain from the sale of a life insurance contract. Under current guidance we are required to report to the IRS whether a distribution is potentially subject to the tax. You should consult a tax adviser as to the potential impact of the Medicare Hospital Insurance Tax on your policy.

Other Information

Paid-up Policy Date

The Paid-up Policy Date is the Policy Anniversary on or next following the Insured’s 95th birthday. On and after this date, your Base Selected Face Amount will equal the Account Value multiplied by a factor guaranteed to be no less than 1. As of this date and thereafter, the death benefit option will be Death Benefit Option 1, the charge for cost of insurance will be $0, and we will no longer accept premium payments. We will continue to deduct any other monthly charges. Your payment of planned annual premiums does not guarantee that the policy will continue in force to the Paid-up Policy Date.

Distribution

The policies are sold by both registered representatives of MML Investors Services, LLC (MMLIS), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors, LLC (MML Distributors), a subsidiary of MassMutual. Pursuant to separate underwriting agreements with the Company, on its behalf and on behalf of the separate account, MMLIS serves as principal underwriter of the policies sold by its registered representatives, and MML Distributors serves as principal underwriter of the policies sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.

Both MMLIS and MML Distributors are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA). MMLIS and MML Distributors receive compensation for their actions as principal underwriters of the policies.

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Commissions.  Commissions are paid to MMLIS and all broker-dealers who sell the policy. Commissions for sales of the policies by MMLIS registered representatives are paid by MassMutual on behalf of MMLIS to its registered representatives. Commissions for sales of the policies by registered representatives of other broker-dealers are paid by MassMutual on behalf of MML Distributors to those broker dealers.

Commissions are a percentage of premiums paid under the policies. Commissions will not exceed 28% of premiums.

Service Fees.  We may enter into agreements with service entities, which may be affiliates of broker-dealers, under which those service entities may receive service fees and/or additional compensation. These payments will not exceed 0.10% of the policy’s average annual Account Value.

Additional Compensation Paid to MMLIS.  Most MMLIS registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the cost associated with attendance at, conferences, seminars and recognition trips. Sales of this policy may help these registered representatives and their supervisors qualify for such benefits. MMLIS registered representatives who are also General Agents or sales managers of MassMutual also may receive overrides, allowances and other compensation that is based on sales of the policy by MMLIS registered representatives.

Additional Compensation Paid to Certain Broker-Dealers.  In addition to the commissions described above, we may make cash payments to certain broker-dealers to attend sales conferences and educational seminars, thereby promoting awareness of our products. This additional compensation is not offered to all broker-dealers and the terms of the arrangements may differ among broker-dealers. Any such compensation will be paid by MML Distributors or us out of our or MML Distributors’ assets and will not result in any additional direct charge to you.

Compensation in General.  The compensation arrangements described in the paragraphs above may provide a registered representative with an incentive to sell this policy over other available policies whose issuers do not provide such compensation or which provide lower levels of compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this policy.

We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus. We may also use some of the 12b-1 distribution fee payments (if applicable) and other payments that we receive from certain funds to help us make these cash and non-cash payments.

Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer, depending on the agreement between the registered representative and their firm. MassMutual is not involved in determining compensation paid to a registered representative of an unaffiliated broker-dealer. You may contact as applicable, MMLIS, your broker-dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a policy.

Other Policy Rights and Limitations

Right to Substitute Insured.  You may transfer the policy to the life of a substitute Insured subject to certain restrictions. You must request this transfer in writing. The substitution of an Insured may affect the Account Value. Future charges against the policy will be based on the life of the substitute Insured.

The effective date of the transfer is the Policy Anniversary date which is on, or next follows, the later of:

a.	the date we approve the application for transfer; and
b.	the date any required cost to transfer is paid.

The costs to transfer are:

•	an administrative fee of $75, plus
•	any premium necessary to effect the transfer, plus
•	any excess Policy Debt you have not repaid prior to transfer.

Excess Policy Debt is the amount by which Policy Debt exceeds the maximum loan available after transfer. You must pay any such excess on or before the transfer date.

The incontestability and suicide exclusion periods, as they apply to the substitute Insured, run from the transfer date. Any assignments will continue to apply.

The IRS has ruled that a substitution of Insureds is an exchange of contracts which does not qualify for the tax deferral available under IRS Code Section 1035. Therefore, you must include in current gross income all the previously unrecognized gain in the policy upon a substitution of Insureds.

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Right to Assign the Policy.  You may assign the policy as collateral for a loan or other obligation. In certain states, you cannot assign the policy without our approval. We will refuse or accept any request to assign the policy on a non-discriminatory basis. Please refer to your policy. For any assignment we allow to be binding on us, we must receive a Written Request in Good Order and a copy of the signed assignment in proper form at our Administrative Office. We are not responsible for the validity of any assignment. If you assign your policy, certain of your rights may only be exercised with the consent of the assignee of record.

Your Voting Rights.  We are the legal owner of the Fund shares. However, you have the right to instruct us how to vote on questions submitted to the shareholders of the Funds supporting the policy. This right is limited to the extent you have Account Value allocated to a Division invested in those Funds on the record date. We vote shares for which we do not receive instructions in the same proportion as the shares for which we do receive instructions. The shares held in the name of the Company and its affiliates will also be proportionally voted. This process may result in a small number of Policy Owners controlling the vote. There is no minimum number of votes required. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Your right to instruct us is based on the number of shares of the Funds attributable to your policy. The number of shares of any Fund, attributable to your policy, is determined by dividing the Account Value held in that Division by $100. Fractional votes are counted.

We will send you or, if permitted by law, make available electronically, proxy material and a form to complete giving us voting instructions.

Understanding Your Product.  Variable life insurance policies are complex insurance products with unique benefits. Before you purchase a variable life insurance policy, you should consider whether, among other things:

•	you have a need for death benefit protection;
•	you understand the risks and benefits of the policy;
•	you can afford to pay the applicable policy charges to keep the policy in force;
•	you understand how the policy charges impact your policy’s Account Value;
•	you understand your Account Value will fluctuate when allocated to the Separate Account;
•	you understand that the Company prohibits market timing and frequent transfers;
•	you understand that you generally have no access to your Account Value in the first year;
•	you understand whether your registered representative will receive more compensation for selling this life insurance policy rather than another;
•	you understand that if you are older, the following features of a variable life insurance policy will more likely disadvantage you:
1.	the limitations on Account Value access; and
2.	the impact of Account Value fluctuations on variable death benefit options.

Deferral of Payments.  We may delay payment of any surrenders, Withdrawals and loan proceeds that are based on the GPA for up to six months from the date the request is received at our Administrative Office.

We may suspend or postpone transfers from the Divisions, or delay payment of any surrenders, Withdrawals, loan proceeds, and death benefits from the Separate Account during any period when:

•	it is not reasonably practicable for us to determine the amount because the NYSE is not open for trading, except for normal weekend or holiday closings, or trading is restricted by the SEC;
•	the SEC declares an emergency exists; or
•	the SEC permits us to delay payment in order to protect our Policy Owners.

If, pursuant to SEC rules, a money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial Withdrawal, surrender, loan, or death benefit from a money market division until the fund is liquidated.

Possible Restrictions on Financial Transactions.  Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment or block a Policy Owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, Withdrawals, surrenders, loans, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

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Reservation of Company Rights to Change the Separate Account

Separate Account Changes.  We reserve the right, subject to compliance with applicable federal securities laws and regulations and any other federal or state law, to create separate accounts and make certain material changes to the structure and operation of the Separate Account, including, among other things:

•	create new Divisions of the Separate Account;
•	create new segments of the Separate Account for any new variable life insurance products we create in the future;
•	eliminate Divisions of the Separate Account;
•	close existing Divisions of the Separate Account to allocations of new premium payments by current or new Policy Owners;
•	combine the Separate Account or any Divisions with one or more different separate accounts or Divisions;
•	transfer the assets of the Separate Account or any Division that we may determine to be associated with the class of contracts to which the policy belongs to another separate account or Division;
•	operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;
•	de-register the Separate Account under the 1940 Act in the event such registration is no longer required; and
•	change the name of the Separate Account;
•	establish a charge against the Separate Account to recover any future federal tax liability in the event that the gains on the Net Investment Experience of the Separate Account become subject to federal income tax; and
•	increase the charges assessed against the Separate Account, provided, however, that the charges will not exceed the maximum charges identified in the fee tables.

Computer System Failures and Cybersecurity

The Company and its business partners rely on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While the Company and its business partners have policies, procedures, automation and backup plans designed to prevent or limit the effect of failures, computer systems may be vulnerable to disruptions or breaches as a result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control. The failure of the computer systems for any reason could disrupt operations, result in the loss of customer business and adversely impact profitability.

The Company and its business partners retain confidential information on our respective computer systems, including customer information and proprietary business information. Any compromise of the security of the computer systems that results in the disclosure of personally identifiable customer information could damage our reputation, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal, and other expenses.

Legal Proceedings

The Company is subject to legal and regulatory actions, including class action lawsuits, in the ordinary course of its business. Our pending legal and regulatory actions include proceedings specific to us, as well as proceedings generally applicable to business practices in the industry in which we operate. From time to time, we also are subject to governmental and administrative proceedings and regulatory inquiries, examinations, and investigations in the ordinary course of our business. In addition, we, along with other industry participants, may occasionally be subject to investigations, examinations, and inquiries (in some cases industry-wide) concerning issues upon which regulators have decided to focus. Some of these proceedings involve requests for substantial and/or unspecified amounts, including compensatory or punitive damages.

While it is not possible to predict with certainty the ultimate outcome of any pending litigation proceedings or regulatory action, management believes, based on information currently known to it, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect upon the Separate Account, the ability of the principal underwriter(s) to perform in accordance with its contracts with the Company on behalf of the Separate Account, or the ability of the Company to meet its obligations under the policy.

For more information regarding the Company’s litigation and other legal proceedings, see the notes to the Company’s financial statements contained within the SAI.

Our Ability to Make Payments Under the Policy

Our Claims Paying Ability.  Our claims-paying ability (Claims-Paying Ability) is our ability to meet any contractual obligation we have to pay amounts under the policy. These amounts include death benefits, Withdrawals, surrenders, policy

55

loans, the GPA, and any amounts paid through the policy’s additional features and guarantees. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and as with any insurance product, there are risks to purchasing this policy. For this reason, when purchasing a policy and making investment decisions, you should consider our financial strength and Claims-Paying Ability to meet our obligations under the policy.

Obligations of Our Separate Account.  Net Premium and Account Value may be allocated to the Divisions. The Separate Account will purchase equivalent shares in the corresponding Funds. Any death benefits, Withdrawals, surrenders, policy loans, or transfers of Account Value from the Divisions will be redeemed from the corresponding Funds. We cannot use the Separate Account’s assets to pay any of our liabilities other than those arising from the policies. See “The Separate Account” in the “Investment Choices” section for more information.

Obligations of Our General Investment Account.  Net Premium and Account Value you allocate to the GPA is maintained in our General Investment Account. The assets of our General Investment Account support our insurance and annuity obligations and are subject to our general liabilities from our business operations and to claims by our creditors. We use GPA assets for many purposes including to pay death benefits, Withdrawals, surrenders, policy loans, and transfers from the GPA as well as to pay amounts we provide to you through elected additional features and guarantees that are in excess of your Variable Account Value allocated to the Separate Account.

Because of exemptive and exclusionary provisions, the General Investment Account, unlike the Separate Account, has not been registered under the 1933 Act or the 1940 Act. As a result, the General Investment Account is generally not subject to the provisions of the 1933 Act or the 1940 Act. Those disclosures, however, are subject to certain generally applicable provisions of the federal securities laws that require complete and accurate statements in prospectuses.

Unclaimed Property

Every state has some form of unclaimed property law that imposes varying legal and practical obligations on insurers and, indirectly, on Policy Owners, Insureds, Beneficiaries, and any other payees of proceeds from a policy. Unclaimed property laws generally provide for the transfer of benefits or payments under various circumstances to the abandoned property division or unclaimed property office in the state of last residence. This process is known as escheatment. To help avoid escheatment, keep your own information, as well as Beneficiary and any other payee information up-to-date, including: full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. To update this information, contact our Administrative Office.

Financial Statements

We encourage both existing and prospective Policy Owners to read and understand our financial statements and those of the Separate Account. Our audited statutory financial statements and the Separate Account’s audited U.S. GAAP financial statements are included in the SAI. You can request an SAI by contacting our Administrative Office at the number or address on page 1 of this prospectus.

56

Appendix A

Examples of Premium Load Charge Blending

The tables and the calculations below show examples of how actual charges would be determined using a sample policy assuming the following:

•	The policy is in Policy Year 2, policy month 1.
•	The Total Selected Face Amount is $1,000,000.
•	The Base Selected Face Amount $800,000 and the Term Selected Face Amount is $200,000.
•	The policy is issued on a guaranteed basis for a 45 year-old male nonsmoker.
•	The policy is funded by seven annual premium payments of $47,580.
•	The Account Value immediately preceding the cost of insurance charge deduction in Policy Year 2, policy month 1 is $100,000.
•	The monthly equivalent of the minimum annual interest rate for the fixed account value is 0.0008295.

All of the tables and calculations examples use current charges. If maximum charges were used in these examples, the charges would be higher.

Percent of Premium Charge

Total Percent of Premium Charge: Deducted from each premium payment

Policy Year	Target Premium Charge	Excess Premium Charge	Target Premium Paid	Excess Premium Paid
2	5.55%	2.30%	$ 38,064	$ 9,516

Using the charges in the table above and the assumptions in the example listed above, the total Percent of Premium Charge is calculated as shown below.

Total Percent of Premium Charge =

[(Target Premium) x (Target Premium’s Percent of Premium Charge)]

+

[(Excess Premium) x (Excess Premium’s Percent of Premium Charge)]

= [($38,064) x (0.0555)]

+

[($9,516) x (0.023)]

= $2,331.42 of the premium received during Policy Year 2

57

Face Amount Charge

Total Selected Face Amount Charge: Deducted Monthly from Cash Value

Policy Year	Base Selected Face Amount Monthly Charge per $1000 of Face Amount	Term Selected Face Amount Monthly Charge per $1000 of Face Amount
2	$0.054	$0.054

Using the charges in the table above and the assumptions in the example listed above, the Total Selected Face Amount charge is calculated as shown below.

Total Selected Face Amount Charge per Month =

[(Base Selected Face Amount) x (Base Selected Face Amount Charge)]

+

[(Term Selected Face Amount) x (Term Selected Face Amount Charge)]

= [($800,000) / 1000 x ($0.054)]

+

[($200,000) / 1000 x ($0.054)]

= [($800) x ($0.054)]

+

[($200) x ($0.054)]

= [($43.20)]

+

[($10.80)]

= $54.00 deducted monthly from the Cash Value in Policy Year 2

Cost of Insurance Charge

Cost of Insurance Charge: Deducted Monthly from Cash Value*

Policy Year	Base Monthly Cost of Insurance Charge per $1000 of Insurance Risk*	Term Monthly Cost of Insurance Amount Charge per $1000 of Insurance Risk*
2	$0.046	$0.046

*Cost	of insurance charge rates change each Policy Year based on the issue age of the Insured and the Policy Year.

Using the charges in the table above and the assumptions in the example listed above, the cost of insurance charge is calculated as shown below.

Total Cost of Insurance Charge =

[(Base Net Amount at Risk) x (Base Monthly Cost of Insurance Charge)]

+

[(Term Net Amount at Risk) x (Term Monthly Cost of Insurance Charge)]

= [[($800,000 - $100,000) / (1.0008295)] / 1000 x ($0.046)]

+

[[($200,000) / (1.0008295)] / 1000 x ($0.046)]

= [($699.42) x ($0.046)]

+

[($199.83) x ($0.046)]

= [($32.17)]

+

[($9.19)]

= $41.36 deducted from the cash value in the first month of Policy Year 2

58

Appendix B

Factors Used in Calculating the Cash Surrender Value Enhancement Benefit

The tables below show the current factors used to calculate the Cash Surrender Value Enhancement Benefit for the first and last month of each Policy Year. The actual calculation will depend on the month the policy is surrendered. Policy Owners may, free of charge, request a calculation of their current Cash Surrender Value Enhancement Benefit by contacting our Administrative Office.

	Base Enhancement Percentage		Term Enhancement Percentage
Policy Year	Month 1	Month 12	Month 1	Month 12
1	6.35%	9.24%	3.18%	4.62%
2	9.01%	8.12%	4.50%	4.06%
3	7.88%	6.72%	3.94%	3.36%
4	6.64%	5.55%	3.32%	2.78%
5	5.39%	4.39%	2.69%	2.19%
6	4.29%	3.37%	2.14%	1.68%
7	3.35%	2.47%	1.68%	1.24%
8	1.00%	1.00%	0.50%	0.50%
9	0.00%	0.00%	0.00%	0.00%

Example of Cash Surrender Value Enhancement Benefit (using the factors available in the tables above)

In this example, we will assume the following:

•	A full surrender is requested in the last month of Policy Year 2.
•	The sum of all premiums paid, less the sum of all Withdrawals, and less any Policy Debt is $200,000.
•	The Base Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) is 75%.
•	The Term Selected Face Amount allocation (as a percentage of the Total Selected Face Amount) is 25%.

Using the charges in the table above and the assumptions in the example listed above, the Cash Surrender Value Enhancement Benefit is calculated as shown below:

Cash Surrender Value Enhancement Benefit =

[(Base Selected Face Amount Allocation x Base Enhancement Percentage)

+

(Term Selected Face Amount Allocation x Term Enhancement Percentage)]

x

[Sum of all premiums paid, less the sum of all Withdrawals, and less any Policy Debt]

= [(0.75 x 8.12%)

+

(0.25 x 4.06%)]

x

[200,000]

= 7.105%

x

$200,000

= $14,210.00 Cash Surrender Value Enhancement Benefit

59

Example of Cash Surrender Value Enhancement Rider Charge Calculation

Total Rider Charge: Deducted from each premium payment*

Policy Year	Base Selected Face Amount Percentage Charge	Term Selected Face Amount Percentage Charge
2	0.50%	0.50%

*Rider	charge assessed in Policy Years 1-7.

In this example, we will assume the following:

•	A $50,000 premium is paid in Policy Year 2.
•	The Base Selected Face Amount Allocation (as a percentage of the Total Selected Face Amount) is 75%.
•	The Term Selected Face Amount Allocation (as a percentage of the Total Selected Face Amount) is 25%.

Using the charges in the table above and the assumptions in the example listed above, the rider charge deducted from the $50,000 premium payment is calculated as shown below:

Rider Charge =

[(Base Selected Face Amount Allocation x Base Selected Face Amount Percentage Charge)

+

(Term Selected Face Amount Allocation x Term Selected Face Amount Percentage Charge)]

x

[Premium Paid]

= [(0.75 x 0.50%)

+

(0.25 x 0.50%)]

x

[$50,000]

= 0.50%

x

$50,000

= $250.00 of the premium payment

60

Appendix C

Example of Amount of Monthly Term Insurance and Term Cost of Insurance Charge Calculation

The calculations below show an example of how the amount of monthly term insurance and the corresponding term cost of insurance charge would be determined using a sample policy with the term rider assuming the following:

•	The policy is in Policy Year 6, policy month 1.
•	The policy is issued on a guaranteed basis for a 45 year-old male non-smoker.
•	The policy is issued under the Cash Value Accumulation Test.
•	The policy’s Death Benefit Option is Option 1.
•	The Total Selected Face Amount is $1,000,000.
•	The Base Selected Face Amount $800,000 and the Term Rider Selected Face Amount is $200,000.
•	The policy is funded by seven annual premium payments of $47,580.
•	The Account Value immediately preceding the cost of insurance charge deduction in Policy Year 6, policy month 1 is $300,000.
•	The Minimum Death Benefit factor for a 55 year-old male non-smoker is 2.88.
•	The monthly equivalent of the minimum annual interest rate for the fixed Account Value is 0.0008295.
•	The term monthly cost of insurance charge per $1000 of Insurance Risk in Policy Year 6 is $0.09.

Amount of monthly term insurance

The calculation of the amount of monthly term insurance in Policy Year 6, policy month 1 is shown below:

Amount of monthly term insurance

= Term Selected Face Amount - (Minimum Death Benefit - Base Selected Face Amount)*

= $200,000 - (($300,000 x 2.88) - $800,000)

= $200,000 - ($864,000 - $800,000)

= $200,000 - $64,000

= $136,000 of monthly term insurance in Policy Year 6, policy month 1

*This	amount will not be less than zero.

Monthly Term Insurance Cost of Insurance Charge

The calculation of the term cost of insurance charge in Policy Year 6, policy month 1 is shown below:

Term Rider Cost of Insurance Charge

= [(Term Net Amount at Risk) x (Term Monthly Cost of Insurance Charge)]

= [($136,000 / 1.0008295) / 1,000] x $0.09

= [$135,887.28 / 1,000] x $0.09

= $135.89 x $0.09

= $12.23 deducted from the cash value in the first month of Policy Year 6 for the monthly term cost of insurance charge

61

Appendix D

Example of Overloan Protection Rider Operation

The calculations below show an example of how the Overloan Protection Rider operates using a sample policy with the Overloan Protection Rider assuming the following:

•	The policy is in Policy Year 21, policy month 1.
•	The Insured is Attained Age 80.
•	The policy is not a MEC.
•	The policy is issued under the Guideline Premium Test.
•	The policy’s Death Benefit Option is Option 2.
•	The Account Value immediately preceding the activation of the Overloan Protection Rider is $125,000.
•	The loaned Account Value immediately preceding the activation of the Overloan Protection Rider is $120,000.
•	Activating the Overloan Protection Rider will not cause the policy to become a MEC or fail the Guideline Premium Test.
•	All amounts that may be withdrawn from the policy without the imposition of federal income tax have been taken as partial surrenders prior to exercise of the rider.

Upon exercising the Overloan Protection Rider:

•	The one-time rider charge is deducted: = [Account Value x Overloan Protection Rider charge] = [$125,000 x 3.19%] = $3,987.50.
•	The Overloan Rider Trigger is met. The Overloan Rider Trigger point is 96% for Attained Age 80. The ratio of the Policy Debt to the Account Value less the deduction for the one-time rider charge = [loaned Account Value / (Account Value - Overloan Protection Rider charge)] = [$120,000 / ($125,000 - $3,987.50)] = 99.2%. 99.2% ≥ 96%.
•	The Death Benefit Option is changed from Option 2 to Option 1.
•	The remaining non-loaned Account Value is the Account Value less the Policy Debt less the one-time rider charge. The non-loaned Account Value = [Account Value - loaned Account Value - Overloan Protection Rider charge] = [$125,000 - $120,000 - $3,987.50] = $1,012.50. This amount is transferred to the GPA and will accrue interest at not less than the policy’s guaranteed minimum interest rate for the GPA.
•	The policy becomes a paid-up policy and the Selected Face Amount = [Account Value after the rider charge is taken x Minimum Death Benefit factor] = [($125,000 - $3,987.50) x 105%] = $127,063.13.
•	The Policy Debt of $120,000 will continue to accrue interest at the applicable rate and the loaned Account Value of $120,000 will continue to accrue interest at the applicable rate.

62

The SAI contains additional information about the Separate Account and the policy. The SAI is incorporated into this prospectus by reference and it is legally part of this prospectus. We filed the SAI with the SEC. The SEC maintains a website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC.

Information about the Separate Account, including the SAI, can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the Public Reference Room may be obtained by calling the SEC at 202-551-8090. You may also obtain copies of this information, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-4644.

For a free copy of the SAI, other information about this policy, or general inquiries, contact our Administrative Office:

Massachusetts Mutual Life Insurance Company

LCM Document Management Hub

1295 State Street

PO Box 2488

Springfield, MA 01101-2488

1-800-548-0073

(Fax) 1-860-562-6154

(E-mail) LCMClientServices@massmutual.com

www.massmutual.com

You can also request, free of charge, a personalized illustration of death benefits, Surrender Values, and Account Values from your registered representative or by calling our Administrative Office.

Investment Company Act file number: 811-08075

Securities Act file number: 333-215823

Class (Contract) Identifier: C000182366

STATEMENT OF ADDITIONAL INFORMATION

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

(Registrant)

[                ], 2017

This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus dated [                ], 2017, for the MassMutual ElectrumSM policy. The MassMutual ElectrumSM policy and its prospectus may be referred to in this SAI.

For a copy of the MassMutual ElectrumSM prospectus, contact your registered representative, our Administrative Office by mail at Massachusetts Mutual Life Insurance Company, LCM Document Management Hub, 1295 State Street, P.O. Box 2488, Springfield, Massachusetts 01101-2488, or by phone at 1-800-548-0073, by Fax at 1-860-562-6154, or by E-mail at LCMClientServices@massmutual.com, or access the Internet at www.massmutual.com, or access the Securities and Exchange Commission website at www.sec.gov.

	SAI	Prospectus
General Information and History	2
• Company	2	11
• The Separate Account	2	17

Services	2

Additional Information About the Operation of the Policy and the Registrant	2
• Purchase of Shares in the Funds	2
• Annual Reports	2
• Benefits Available by Rider	3	42

Underwriters	3
• Commissions	3

Additional Information	4
• Underwriting Procedures	4
• Special Purchase Plans — Reduction of Charges	4
• Increases in Base Selected Face Amount	5	37

Performance Data	5

Experts	5

Financial Statements	6	56
• The Registrant	6
• The Depositor	6

MassMutual ElectrumSM

Statement of Additional Information

GENERAL INFORMATION AND HISTORY

Company

In this Statement of Additional Information, “The Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual and its domestic life insurance subsidiaries provide individual and group life insurance, disability insurance, individual and group annuities and guaranteed interest contracts to individual and institutional customers in all 50 states of the U.S., the District of Columbia and Puerto Rico. Products and services are offered primarily through the Company’s MM Financials Advisors, Direct to Consumer, Institutional Solutions and Workplace Solutions distribution channels.

MassMutual was established on May 15, 1851 and is organized as a mutual life insurance company in the Commonwealth of Massachusetts. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

The Separate Account

The Company’s Board of Directors established the Separate Account (Massachusetts Mutual Variable Life Separate Account I) on July 13, 1988, as a separate investment account of MassMutual. It was established based on the laws of the Commonwealth of Massachusetts. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940.

SERVICES

The Company holds title to the assets of the Separate Account. The Company maintains the records and accounts relating to the Guaranteed Principal Account (GPA), the Separate Account, the segment within the Separate Account established to receive and invest premium payments for the policies, and Divisions of that segment.

ADDITIONAL INFORMATION ABOUT THE

OPERATION OF THE POLICY AND THE REGISTRANT

Purchase of Shares in the Funds

Shares are purchased and redeemed at net asset value. Fund dividends and capital gain distributions are automatically reinvested, unless the Company, on behalf of the Separate Account, elects otherwise.

Because the Funds are also offered in variable annuity contracts, it is possible that conflicts could arise between the owners of variable life insurance policies and the owners of variable annuity contracts. If a conflict exists, the Fund’s board will notify the insurers and take appropriate action to eliminate the conflict.

Annual Reports

Each year within 30 calendar days after the Policy Anniversary date, we will provide the Policy Owner a report showing:

•	the Account Value at the beginning of the previous Policy Year;

•	all premiums paid since that time;

•	all additions to and deductions from the Account Value during the Policy Year; and

•	the Account Value, death benefit, Surrender Value and Policy Debt as of the last Policy Anniversary.

MassMutual ElectrumSM

Statement of Additional Information

This report may contain additional information if required by any applicable law or regulation.

Benefits Available by Rider

Waiver of Monthly Charges Rider. Under this rider, we will waive monthly charges (other than the mortality and expense risk charge) due for the policy while the Insured is totally disabled as defined in the rider.

Overloan Protection Rider. This rider is automatically attached on the Issue Date of the policy if the policy has been issued using the Guideline Premium Test under Section 7702 of the Internal Revenue Code of 1986, as amended. In the event that the policy’s non-loaned Account Value is insufficient to cover the policy’s monthly charges, this rider provides a paid-up life insurance benefit.

Cash Surrender Value Enhancement Rider. This rider provides an enhanced cash surrender value benefit to Policy Owners, subject to certain conditions.

Supplemental Monthly Term Insurance Rider. This rider provides the Policy Owner the option to purchase insurance on the life of the Insured that is in addition to the Base Selected Face Amount. The purchased insurance does not have Account Value, Cash Surrender Value or loan value.

UNDERWRITERS

The policies are sold by both registered representatives of MML Investors Services, LLC (MMLIS), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements (Distribution Agreements) with MML Distributors, LLC (MML Distributors), a subsidiary of MassMutual. Pursuant to separate underwriting agreements with MassMutual, on its own behalf and on behalf of the Separate Account, MMLIS serves as principal underwriter of the policies sold by its registered representatives, and MML Distributors serves as principal underwriter for the policies sold by registered representatives of other broker-dealers who have entered into Distribution Agreements with MML Distributors.

MMLIS is located at 1295 State Street, Springfield, MA 01111-0001. MML Distributors is located at 100 Bright Meadow Boulevard, Enfield, CT 06082-1981. MMLIS and MML Distributors are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA).

As of the date of this SAI, the policy has not yet been offered for sale. Therefore, no compensation has been paid and reported at this time.

Commissions

Commissions for sales of the policies by MMLIS registered representatives are paid by MassMutual on behalf of MMLIS to its registered representatives. Commissions for sales of the policies by registered representatives of other broker-dealers are paid by MassMutual on behalf of MML Distributors to those broker-dealers. As the policy has not yet been offered for sale, there are no commissions paid and reported at this time.

MML Distributors has selling agreements with other broker-dealers that are registered with the SEC and are members of FINRA (“selling brokers”). We sell the policy through agents who are licensed by state insurance officials to sell the policy and are registered representatives of a selling broker.

We also may contract with independent third party broker-dealers who may assist us in finding broker-dealers to offer and sell the policies. These third parties also may provide training, marketing and other sales related functions for us and other broker-dealers. And they may provide certain administrative services to us in connection with the policies.

MassMutual ElectrumSM

Statement of Additional Information

3

Agents or selling brokers who sell the policies receive commissions as a percentage of premiums paid as well as a percentage of the annual policy Account Value. General agents may also receive compensation as a percentage of premium paid. Commissions paid will not exceed 28% of premiums, plus 0.10% of the policy’s average annual Account Value.

We may compensate agents who have financing agreements with general agents of MassMutual differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives also may receive commission overrides, allowances and other compensation.

Agents and general agents may receive commissions at lower rates on policies sold to replace existing insurance issued by MassMutual or any of its subsidiaries.

We may pay independent, third party broker-dealers who assist us in finding broker-dealers to offer and sell the policies compensation based on premium payments for the policies. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

While the compensation we pay to broker-dealers for sales of policies may vary with the sales agreement and level of production, the compensation generally is expected to be comparable to the aggregate compensation we pay to agents and general agents. However, from time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers and registered representatives for selling the policies.

The offering is on a continuous basis.

ADDITIONAL INFORMATION

Underwriting Procedures

Underwriting is prescribed at the group level, based on analysis of the group’s characteristics. A Case may be assigned either Full Underwriting, Simplified Issue Underwriting or Guaranteed Issue Underwriting. Current cost of insurance charges will vary by the type of underwriting performed. The guaranteed maximum cost of insurance charges are based on the 2001 Commissioners’ Standard Ordinary Mortality Table, male or female (unisex rates may be required in some states), the non-smoker or smoker table, and age of the insured on his/her last birthday.

Special Purchase Plans — Reduction of Charges

We may reduce or eliminate certain charges (sales load, administrative charge, cost of insurance charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to us. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by us. Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

•	the number of insureds;

•	the total premium expected to be paid;

•	total assets under management for the Policy Owner;

•	the nature of the relationship among individual insureds;

•	the purpose for which the policies are being purchased; and

•	the expected persistency of individual policies.

MassMutual ElectrumSM

Statement of Additional Information

4

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to Policy Owners which reflects differences in costs of services.

Increases in Base Selected Face Amount

Additional coverage acquired in accordance with an increase in Base Selected Face Amount will incur cost of insurance charges on the same basis as the original contract. Following an increase in Base Selected Face Amount, cash values and premium payments are applied to the total contract, with no distinct assignment to the original contract and the increased portion.

PERFORMANCE DATA

From time to time, we may report actual historical performance of the investment funds underlying each Division of the Separate Account. These returns will reflect the fund operating expenses but they will not reflect the mortality and expense risk charge, any deductions from premiums, monthly charges assessed against the Account Value of the policy, or other policy charges. If these expenses and charges were deducted, the rates of return would be significantly lower.

The rates of return we report will not be illustrative of how actual investment performance will affect the benefits under the policy. Neither are they necessarily indicative of future performance. Actual rates may be higher or lower than those reported.

We currently post investment performance reports for the underlying funds available in the MassMutual ElectrumSM product on our website at www.massmutual.com. You can also request a copy of the most recent report from your registered representative or by calling our Administrative Office at 1-800-548-0073, Monday—Friday, 8 AM to 5 PM Eastern Time. Questions about the information in these reports should be directed to your registered representative.

We may also distribute sales literature that includes historical performance of broad market indices, such as the Standard & Poor’s 500 Stock Index® and the Dow Jones Industrial Average. These indices are provided for informational purposes only.

EXPERTS

The financial statements of Massachusetts Mutual Variable Life Separate Account I as of December 31, 2016 and for each of the years or periods in the two-year period then ended and the financial highlights for each of the years or periods in the five-year period then ended and the statutory financial statements of Massachusetts Mutual Life Insurance Company (the Company) as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, included in this Statement of Additional Information, have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, also included herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report, dated February 22, 2017, states that the Company prepared its financial statements using statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (statutory accounting practices), which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, KPMG LLP’s report states that the financial statements of the Company are not intended to be and, therefore, are not presented fairly in accordance with U.S. generally accepted accounting principles and further states that those statements are presented fairly, in all material respects, in accordance with the statutory accounting practices. The principal business address of KPMG LLP is One Financial Plaza, 755 Main Street, Hartford, Connecticut 06103.

MassMutual ElectrumSM

Statement of Additional Information

5

FINANCIAL STATEMENTS

The Registrant

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2016

Statements of Operations and Changes in Net Assets for the years ended December 31, 2016 and 2015

Notes to Financial Statements including financial highlights for the years or periods ended December 31, 2012 to December 31, 2016

The Depositor

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2016 and 2015

Statutory Statements of Income (Loss) for the years ended December 31, 2016, 2015, and 2014

Statutory Statements of Changes in Surplus for the years ended December 31, 2016, 2015, and 2014

Statutory Statements of Cash Flows for the years ended December 31, 2016, 2015, and 2014

Notes to Statutory Financial Statements

MassMutual ElectrumSM

Statement of Additional Information

6

Report of Independent Registered Public Accounting Firm

The Board of Directors of Massachusetts Mutual Life Insurance Company and

Policy Owners of Massachusetts Mutual Variable Life Separate Account I:

We have audited the accompanying statement of assets and liabilities of Massachusetts Mutual Variable Life Separate Account I (comprised of the divisions listed in Note 2) (collectively, “the Separate Account”) as of December 31, 2016, the related statements of operations and changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the underlying mutual funds or their transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Variable Life Separate Account I as of December 31, 2016, and the results of its operations and changes in its net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Hartford, CT

March 3, 2017

LA2050	F-1

Massachusetts Mutual Variable Life Separate Account I

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2016

	American Century VP Income & Growth Division	American Century VP International Division	American Century VP Value Division	American Funds® Asset Allocation Division	American Funds® Growth-Income Division	Deutsche Small Cap Index Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Growth Division	Franklin Small Cap Value VIP Division	Goldman Sachs Large Cap Value Division	Goldman Sachs Mid Cap Value Division
							(Initial)	(Service)

ASSETS
Investments
Number of shares	2,795,465	15,994	1,347,047	918,632	688,025	523,151	1,813,254	174,892	2,122	756,487	1,249	116,855

Identified cost	$21,172,763	$150,102	$9,567,142	$17,426,508	$26,678,690	$6,939,472	$48,958,868	$4,860,709	$97,598	$12,518,436	$13,400	$1,948,643

Value	$26,053,733	$149,859	$14,117,056	$19,741,392	$30,273,104	$8,778,476	$60,163,777	$5,778,445	$125,407	$14,645,581	$12,688	$1,896,560
Dividends receivable	-	-	-	-	-	-	-	-	-	-	-	-
Receivable to Massachusetts Mutual Life Insurance Company	-	-	-	-	-	-	-	-	-	-	-	-

Total assets	26,053,733	149,859	14,117,056	19,741,392	30,273,104	8,778,476	60,163,777	5,778,445	125,407	14,645,581	12,688	1,896,560

LIABILITIES
Payable to Massachusetts Mutual Life Insurance Company	51	7	78	25	36	68	41	7	6	46	12	6

NET ASSETS	$26,053,682	$149,852	$14,116,978	$19,741,367	$30,273,068	$8,778,408	$60,163,736	$5,778,438	$125,401	$14,645,535	$12,676	$1,896,554

Outstanding units
Policy owners	12,374,420	143,987	4,650,196	7,759,152	10,854,731	3,051,591	20,547,792	2,087,051	97,277	3,833,362	5,759	366,080

UNIT VALUE
Variable Life Plus	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Large Case Variable Life Plus	-	-	-	-	-	-	-	-	-	-	-	-
Strategic Variable Life®	1.89	-	3.73	-	-	-	-	-	-	-	2.29	5.39
Variable Life Select	2.01	-	-	-	-	-	2.88	-	-	-	-	-
Strategic Group Variable Universal Life®	2.03	-	2.92	-	-	-	-	2.76	-	-	-	-
Survivorship Variable Universal Life	2.46	-	3.26	2.73	3.03	3.07	3.71	-	-	4.14	-	-
Variable Universal Life	2.16	-	3.13	2.62	2.91	2.82	3.09	-	-	3.97	-	-
Strategic Variable Life® Plus	1.80	1.04	3.55	-	-	-	-	2.91	1.29	-	2.10	5.06
Survivorship Variable Universal Life II	1.95	-	3.26	2.73	3.03	2.96	2.69	-	-	4.14	-	-
Variable Universal Life II
Tier 1	2.03	-	3.04	2.55	2.83	2.89	2.91	-	-	3.86	-	-
Tier 2	2.45	-	2.81	2.47	2.55	2.81	2.99	-	-	3.34	-	-
VUL GuardSM
Tier 1	2.76	-	3.15	2.64	2.92	3.64	3.44	-	-	4.00	-	-
Tier 2	2.29	-	2.63	2.31	2.39	2.63	2.80	-	-	3.13	-	-
Tier 3	2.22	-	2.55	2.24	2.31	2.55	2.71	-	-	3.03	-	-
Tier 4	2.25	-	2.58	2.27	2.34	2.58	2.75	-	-	3.07	-	-
Survivorship VUL GuardSM
Tier 1	2.09	-	2.32	2.15	2.22	2.54	2.61	-	-	2.75	-	-
Tier 2	2.11	-	2.35	2.18	2.25	2.57	2.65	-	-	2.78	-	-
Tier 3	2.14	-	2.38	2.20	2.28	2.60	2.68	-	-	2.82	-	-
Variable Universal Life III
Tier 1	-	-	-	-	-	-	2.57	-	-	-	-	-
Tier 2	-	-	-	-	-	-	2.59	-	-	-	-	-
Tier 3	-	-	-	-	-	-	2.61	-	-	-	-	-
Strategic Group Variable Universal Life® II	-	-	-	-	-	-	-	1.06	-	-	-	-

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2016

	Goldman Sachs Strategic Growth Division	Goldman Sachs Strategic International Equity Division	Goldman Sachs U.S. Equity Insights Division	Invesco V.I. Diversified Dividend Division	Invesco V.I. Global Health Care Division	Invesco V.I. Technology Division	Janus Aspen Balanced Division	Janus Aspen Balanced Division	Janus Aspen Forty Division	Janus Aspen Forty Division	Janus Aspen Global Research Division	Janus Aspen Global Research Division
							(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)

ASSETS
Investments
Number of shares	371,280	18,649	5,957	69,533	115,163	152,015	4,617	144,386	494,493	5,169	197,213	4,724

Identified cost	$5,644,857	$172,447	$68,001	$1,587,222	$3,024,023	$2,741,876	$127,905	$4,373,252	$17,565,361	$178,034	$6,380,137	$175,459

Value	$5,877,367	$163,180	$105,149	$1,834,281	$2,776,577	$2,719,547	$140,003	$4,604,483	$15,917,714	$159,166	$8,012,770	$188,335
Dividends receivable	-	-	-	-	-	-	-	-	-	-	-	-
Receivable to Massachusetts Mutual Life Insurance Company	-	-	-	-	-	-	-	-	-	-	-	-

Total assets	5,877,367	163,180	105,149	1,834,281	2,776,577	2,719,547	140,003	4,604,483	15,917,714	159,166	8,012,770	188,335

LIABILITIES
Payable to Massachusetts Mutual Life Insurance Company	52	8	7	45	38	45	7	34	9	36	16	34

NET ASSETS	$5,877,315	$163,172	$105,142	$1,834,236	$2,776,539	$2,719,502	$139,996	$4,604,449	$15,917,705	$159,130	$8,012,754	$188,301

Outstanding units
Policy owners	3,214,153	123,282	50,321	1,387,698	1,019,247	2,238,489	61,526	1,827,242	6,444,964	51,790	6,626,717	98,437

UNIT VALUE
Variable Life Plus	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Large Case Variable Life Plus	-	-	-	-	-	-	-	-	-	-	-	-
Strategic Variable Life®	2.27	-	2.47	-	-	-	-	-	1.97	-	0.98	-
Variable Life Select	-	-	-	-	-	-	-	-	-	-	-	-
Strategic Group Variable Universal Life®	-	-	-	-	-	-	-	-	-	-	-	-
Survivorship Variable Universal Life	1.95	-	-	1.43	2.93	1.25	-	2.69	-	-	-	-
Variable Universal Life	1.58	-	-	1.37	2.81	1.19	-	2.58	1.91	-	0.96	-
Strategic Variable Life® Plus	1.89	1.32	2.07	-	-	-	2.28	-	1.88	-	0.93	-
Survivorship Variable Universal Life II	1.66	-	-	1.43	2.93	1.25	-	2.69	2.01	-	1.00	-
Variable Universal Life II
Tier 1	1.76	-	-	1.33	2.74	1.03	-	2.51	2.51	-	1.26	-
Tier 2	2.41	-	-	1.22	2.70	2.03	-	2.54	3.43	-	1.86	-
VUL GuardSM
Tier 1	2.61	-	-	1.38	2.83	2.61	-	2.60	-	3.52	-	2.05
Tier 2	2.26	-	-	1.14	2.53	1.90	-	2.38	-	3.11	-	1.69
Tier 3	2.18	-	-	1.10	2.45	1.84	-	2.30	-	3.01	-	1.63
Tier 4	2.21	-	-	1.12	2.48	1.87	-	2.33	-	3.05	-	1.65
Survivorship VUL GuardSM
Tier 1	2.14	-	-	1.07	2.33	2.16	-	2.26	-	2.85	-	1.69
Tier 2	2.17	-	-	1.08	2.36	2.18	-	2.29	-	2.88	-	1.71
Tier 3	2.19	-	-	1.09	2.39	2.21	-	2.32	-	2.92	-	1.73
Variable Universal Life III
Tier 1	-	-	-	2.13	2.34	2.54	-	-	-	-	-	-
Tier 2	-	-	-	2.14	2.36	2.56	-	-	-	-	-	-
Tier 3	-	-	-	2.16	2.38	2.58	-	-	-	-	-	-
Strategic Group Variable Universal Life® II	-	-	-	-	-	-	-	-	-	-	-	-

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2016

	MFS® Growth Division	MFS® Investors Trust Division	MFS® New Discovery Division	MFS® Research Division	MML Aggressive Allocation Division	MML Balanced Allocation Division	MML Blend Division	MML Blue Chip Growth Division	MML Conservative Allocation Division	MML Equity Division	MML Equity Income Division	MML Equity Index Division

ASSETS
Investments
Number of shares	43,328	24,251	301,103	113,250	146,603	86,065	1,349,335	490,740	73,611	2,912,337	26,719	2,504,051

Identified cost	$1,307,619	$608,625	$5,046,935	$2,236,312	$1,544,428	$882,716	$26,008,654	$7,197,447	$784,493	$66,435,877	$320,539	$47,701,313

Value	$1,679,398	$620,107	$4,871,840	$2,944,497	$1,417,655	$834,832	$29,068,809	$6,860,545	$708,875	$81,773,448	$314,755	$66,482,564
Dividends receivable	-	-	-	-	-	-	-	-	-	-	-	-
Receivable to Massachusetts Mutual Life Insurance Company	-	-	-	-	-	-	-	-	-	-	-	-

Total assets	1,679,398	620,107	4,871,840	2,944,497	1,417,655	834,832	29,068,809	6,860,545	708,875	81,773,448	314,755	66,482,564

LIABILITIES
Payable to Massachusetts Mutual Life Insurance Company	11	25	38	12	10	20	38	65	14	42	16	13

NET ASSETS	$1,679,387	$620,082	$4,871,802	$2,944,485	$1,417,645	$834,812	$29,068,771	$6,860,480	$708,861	$81,773,406	$314,739	$66,482,551

Outstanding units
Policy owners	779,721	223,153	1,531,613	1,223,807	656,421	526,881	9,055,194	4,084,720	505,476	26,016,480	135,984	29,623,801

UNIT VALUE
Variable Life Plus	$-	$-	$-	$-	$-	$-	$7.86	$-	$-	$8.37	$-	$1.86
Large Case Variable Life Plus	-	-	-	-	-	-	6.51	-	-	6.81	-	4.41
Strategic Variable Life®	2.58	-	4.12	2.50	-	-	3.82	1.20	-	3.81	-	3.61
Variable Life Select	-	-	-	-	-	-	3.60	-	-	3.57	-	2.01
Strategic Group Variable Universal Life®	2.07	-	3.27	2.06	1.46	1.32	-	1.55	1.28	1.63	-	2.75
Survivorship Variable Universal Life	-	2.98	3.34	-	-	-	2.41	1.75	-	2.05	-	2.52
Variable Universal Life	-	2.86	3.21	-	-	-	2.21	1.24	-	1.90	-	2.18
Strategic Variable Life® Plus	2.16	-	3.59	2.17	-	-	2.17	1.14	-	1.85	-	2.08
Survivorship Variable Universal Life II	-	2.98	3.34	-	-	-	2.31	1.30	-	2.04	-	1.94
Variable Universal Life II
Tier 1	-	2.79	3.12	-	-	-	2.21	1.55	-	1.85	-	2.07
Tier 2	-	2.68	2.58	-	-	-	2.46	2.29	-	2.39	-	2.63
VUL GuardSM
Tier 1	-	2.88	3.23	-	-	-	2.60	2.48	-	2.68	-	2.92
Tier 2	-	2.51	2.42	-	-	-	2.31	2.14	-	2.24	-	2.46
Tier 3	-	2.43	2.34	-	-	-	2.23	2.07	-	2.17	-	2.38
Tier 4	-	2.47	2.37	-	-	-	2.26	2.10	-	2.20	-	2.41
Survivorship VUL GuardSM
Tier 1	-	2.38	2.75	-	-	-	2.16	2.12	-	2.04	-	2.30
Tier 2	-	2.41	2.78	-	-	-	2.19	2.15	-	2.06	-	2.33
Tier 3	-	2.44	2.82	-	-	-	2.22	2.17	-	2.09	-	2.35
Variable Universal Life III
Tier 1	-	-	-	-	2.33	1.91	-	3.01	1.82	2.38	2.29	2.56
Tier 2	-	-	-	-	2.35	1.93	-	3.03	1.84	2.40	2.31	2.58
Tier 3	-	-	-	-	2.37	1.94	-	3.06	1.85	2.42	2.33	2.61
Strategic Group Variable Universal Life® II	-	-	-	-	1.06	1.05	1.08	1.01	1.05	1.09	1.16	-

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2016

	MML Foreign Division	MML Global Division	MML Growth & Income Division	MML Growth Allocation Division	MML Income & Growth Division	MML Inflation- Protected and Income Division	MML Large Cap Growth Division	MML Managed Bond Division	MML Managed Volatility Division	MML Mid Cap Growth Division	MML Mid Cap Value Division	MML Moderate Allocation Division

ASSETS
Investments
Number of shares	16,032	12,150	17,306	227,782	16,430	466,062	8	2,776,891	818,289	33,016	34,045	78,250

Identified cost	$157,713	$149,170	$229,520	$2,274,196	$181,624	$5,067,867	$85	$35,101,646	$9,708,301	$495,071	$370,524	$845,745

Value	$151,345	$142,643	$245,574	$2,086,484	$194,863	$4,744,512	$84	$33,995,104	$9,604,217	$473,787	$401,388	$812,234
Dividends receivable	-	-	-	-	-	-	-	-	-	-	-	-
Receivable to Massachusetts Mutual Life Insurance Company	-	-	-	-	-	-	-	-	-	-	-	-

Total assets	151,345	142,643	245,574	2,086,484	194,863	4,744,512	84	33,995,104	9,604,217	473,787	401,388	812,234

LIABILITIES
Payable to Massachusetts Mutual Life Insurance Company	12	21	7	15	16	76	-	44	55	22	30	21

NET ASSETS	$151,333	$142,622	$245,567	$2,086,469	$194,847	$4,744,436	$84	$33,995,060	$9,604,162	$473,765	$401,358	$812,213

Outstanding units
Policy owners	100,342	61,934	103,011	1,002,307	86,471	3,068,133	85	14,700,378	5,632,424	142,695	129,109	459,928

UNIT VALUE
Variable Life Plus	$-	$-	$-	$-	$-	$-	$-	$5.17	$-	$-	$-	$-
Large Case Variable Life Plus	-	-	-	-	-	-	-	4.53	-	-	-	-
Strategic Variable Life®	-	-	-	-	-	-	-	2.88	-	-	-	-
Variable Life Select	-	-	-	-	-	-	-	2.76	-	-	-	-
Strategic Group Variable Universal Life®	-	-	-	1.41	-	-	-	2.07	-	-	-	1.35
Survivorship Variable Universal Life	-	-	-	-	-	1.66	-	2.33	1.84	-	-	-
Variable Universal Life	-	-	-	-	-	1.59	-	2.14	1.76	-	-	-
Strategic Variable Life® Plus	-	-	-	-	-	-	-	2.14	1.56	-	-	-
Survivorship Variable Universal Life II	-	-	-	-	-	1.66	-	2.25	1.84	-	-	-
Variable Universal Life II
Tier 1	-	-	-	-	-	1.55	-	1.86	1.67	-	-	-
Tier 2	-	-	-	-	-	1.55	-	1.72	1.91	-	-	-
VUL GuardSM
Tier 1	-	-	-	-	-	1.54	-	1.67	2.18	-	-	-
Tier 2	-	-	-	-	-	1.45	-	1.61	1.79	-	-	-
Tier 3	-	-	-	-	-	1.40	-	1.56	1.74	-	-	-
Tier 4	-	-	-	-	-	1.42	-	1.58	1.76	-	-	-
Survivorship VUL GuardSM
Tier 1	-	-	-	-	-	1.37	-	1.52	1.63	-	-	-
Tier 2	-	-	-	-	-	1.38	-	1.54	1.65	-	-	-
Tier 3	-	-	-	-	-	1.40	-	1.56	1.68	-	-	-
Variable Universal Life III
Tier 1	1.50	2.30	2.37	2.16	2.24	1.42	-	1.42	1.81	3.31	3.09	2.01
Tier 2	1.52	2.32	2.39	2.18	2.26	1.43	-	1.43	1.82	3.33	3.12	2.03
Tier 3	1.53	2.34	2.41	2.20	2.27	1.44	-	1.45	1.84	3.36	3.14	2.05
Strategic Group Variable Universal Life® II	0.98	1.05	1.07	1.06	1.15	1.05	0.99	1.02	1.04	1.05	1.19	1.05

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2016

	MML Small Cap Equity Division	MML Small Cap Growth Equity Division	MML Small/Mid Cap Value Division	MML Strategic Emerging Markets Division	MML U.S. Government Money Market Division	Oppenheimer Capital Appreciation Division	Oppenheimer Conservative Balanced Division	Oppenheimer Core Bond Division	Oppenheimer Discovery Mid Cap Growth Division	Oppenheimer Global Division	Oppenheimer Global Multi- Alternatives Division	Oppenheimer Global Strategic Income Division

ASSETS
Investments
Number of shares	2,386,745	953,610	22,899	7,136	22,189,012	1,169,752	133,041	1,563,676	591,304	2,165,717	-	4,530,763

Identified cost	$20,951,358	$14,328,204	$282,209	$63,238	$22,177,733	$53,127,729	$1,763,428	$12,177,786	$32,792,162	$67,318,444	$5	$24,077,318

Value	$22,563,376	$12,103,010	$302,952	$61,654	$22,189,210	$56,569,223	$1,976,993	$11,993,395	$42,958,205	$75,843,405	$5	$22,381,971
Dividends receivable	-	-	-	-	2	-	-	-	-	-	-	-
Receivable to Massachusetts Mutual Life Insurance Company	-	-	-	-	-	-	-	-	-	-	-	-

Total assets	22,563,376	12,103,010	302,952	61,654	22,189,212	56,569,223	1,976,993	11,993,395	42,958,205	75,843,405	5	22,381,971

LIABILITIES
Payable to Massachusetts Mutual Life Insurance Company	45	64	17	3	10	8	5	98	31	7	-	24

NET ASSETS	$22,563,331	$12,102,946	$302,935	$61,651	$22,189,202	$56,569,215	$1,976,988	$11,993,297	$42,958,174	$75,843,398	$5	$22,381,947

Outstanding units
Policy owners	7,714,232	4,871,665	95,069	91,514	19,781,273	27,159,946	1,050,115	9,177,870	19,159,429	24,862,420	5	10,096,940

UNIT VALUE
Variable Life Plus	$-	$-	$-	$-	$2.13	$-	$-	$-	$-	$2.16	$-	$-
Large Case Variable Life Plus	-	-	-	-	1.86	-	-	-	4.08	5.82	-	0.77
Strategic Variable Life®	-	2.06	-	-	1.52	5.04	2.97	1.88	3.96	6.30	-	3.33
Variable Life Select	3.31	-	-	-	1.44	4.69	-	-	3.66	5.81	-	3.15
Strategic Group Variable Universal Life®	3.34	-	-	0.67	-	2.53	1.88	1.47	2.14	3.90	-	2.38
Survivorship Variable Universal Life	3.00	2.81	-	-	1.33	2.45	-	1.35	2.18	3.93	-	2.52
Variable Universal Life	3.51	2.14	-	-	1.23	2.11	-	1.43	2.11	3.64	-	2.41
Strategic Variable Life® Plus	3.68	1.96	-	-	-	2.03	1.81	1.40	1.94	3.51	-	2.37
Survivorship Variable Universal Life II	3.32	2.25	-	-	1.22	1.49	-	1.51	1.10	2.25	-	2.47
Variable Universal Life II
Tier 1	2.83	2.59	-	-	1.07	1.52	-	1.27	1.68	2.32	-	2.20
Tier 2	2.66	2.83	-	-	1.12	2.09	-	1.17	2.26	2.61	-	1.89
VUL GuardSM
Tier 1	3.17	3.64	-	-	1.09	2.37	-	1.14	2.65	3.32	-	1.94
Tier 2	2.50	2.65	-	-	1.05	1.95	-	1.10	2.11	2.45	-	1.77
Tier 3	2.41	2.57	-	-	1.02	1.89	-	1.06	2.05	2.37	-	1.71
Tier 4	2.45	2.60	-	-	1.03	1.92	-	1.08	2.07	2.40	-	1.73
Survivorship VUL GuardSM
Tier 1	2.46	2.70	-	-	1.03	1.88	-	1.03	2.06	2.29	-	1.66
Tier 2	2.49	2.74	-	-	1.05	1.91	-	1.04	2.08	2.31	-	1.68
Tier 3	2.52	2.77	-	-	1.06	1.93	-	1.05	2.11	2.34	-	1.70
Variable Universal Life III
Tier 1	3.01	2.75	3.17	-	0.95	2.30	-	-	2.61	2.28	-	1.59
Tier 2	3.03	2.78	3.20	-	0.96	2.32	-	-	2.63	2.30	-	1.60
Tier 3	3.06	2.80	3.22	-	0.96	2.34	-	-	2.65	2.31	-	1.61
Strategic Group Variable Universal Life® II	1.14	1.08	1.19	1.02	1.00	-	-	-	1.02	0.97	1.02	1.05

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2016

	Oppenheimer Government Money Division	Oppenheimer International Growth Division	Oppenheimer Main Street Division	Oppenheimer Main Street Small Cap Division	PIMCO Commodity- RealReturn® Strategy Division	T. Rowe Price Blue Chip Growth Division	T. Rowe Price Equity Income Division	T. Rowe Price Limited-Term Bond Division	T. Rowe Price Mid-Cap Growth Division	T. Rowe Price New America Growth Division	Templeton Foreign VIP Division	VY® Clarion Global Real Estate Division

ASSETS
Investments
Number of shares	4,749,685	10,041,958	921,807	106,903	18,973	492,211	592,369	393	1,973,882	112,810	812,074	19,120

Identified cost	$4,749,685	$19,536,830	$23,192,629	$2,385,520	$165,931	$7,621,779	$14,025,492	$1,953	$48,693,604	$2,747,478	$11,018,656	$224,052

Value	$4,749,685	$20,887,273	$26,188,535	$2,574,224	$150,835	$11,414,363	$16,787,723	$1,901	$50,472,160	$2,652,158	$11,052,326	$222,940
Dividends receivable	18	-	-	-	-	-	-	-	-	-	-	-
Receivable to Massachusetts Mutual Life Insurance Company	-	-	-	-	-	-	-	-	-	-	-	-

Total assets	4,749,703	20,887,273	26,188,535	2,574,224	150,835	11,414,363	16,787,723	1,901	50,472,160	2,652,158	11,052,326	222,940

LIABILITIES
Payable to Massachusetts Mutual Life Insurance Company	3	51	78	11	10	28	51	2	32	9	45	22

NET ASSETS	$4,749,700	$20,887,222	$26,188,457	$2,574,213	$150,825	$11,414,335	$16,787,672	$1,899	$50,472,128	$2,652,149	$11,052,281	$222,918

Outstanding units
Policy owners	3,719,041	10,295,874	11,728,522	578,567	174,652	3,754,474	6,258,863	1,178	12,268,733	1,228,656	6,626,209	115,189

UNIT VALUE
Variable Life Plus	$-	$-	$-	$-	$-	$-	$-	$-	$3.62	$-	$-	$-
Large Case Variable Life Plus	-	-	-	-	-	-	-	-	-	-	-	-
Strategic Variable Life®	1.57	2.67	5.56	4.75	-	-	-	-	5.62	2.64	-	-
Variable Life Select	-	-	-	-	-	-	-	-	4.51	-	-	-
Strategic Group Variable Universal Life®	1.29	2.67	2.38	4.44	-	-	-	-	4.54	2.09	-	-
Survivorship Variable Universal Life	-	2.12	2.36	-	-	3.27	2.89	-	5.42	-	1.78	-
Variable Universal Life	-	2.02	1.92	-	-	3.14	2.78	-	4.96	-	1.60	-
Strategic Variable Life® Plus	1.24	2.42	2.23	4.51	-	-	-	1.61	4.91	2.24	-	-
Survivorship Variable Universal Life II	-	2.12	2.02	-	-	3.27	2.89	-	3.94	-	1.68	-
Variable Universal Life II
Tier 1	-	1.86	2.13	-	-	3.06	2.70	-	3.64	-	1.59	-
Tier 2	-	2.51	2.57	-	-	2.89	2.54	-	3.79	-	1.94	-
VUL GuardSM
Tier 1	-	3.49	2.87	-	-	3.16	2.80	-	4.60	-	2.32	-
Tier 2	-	2.35	2.41	-	-	2.70	2.38	-	3.55	-	1.82	-
Tier 3	-	2.28	2.33	-	-	2.61	2.30	-	3.44	-	1.76	-
Tier 4	-	2.31	2.36	-	-	2.65	2.33	-	3.48	-	1.78	-
Survivorship VUL GuardSM
Tier 1	-	2.27	2.27	-	-	2.58	2.13	-	-	-	1.65	-
Tier 2	-	2.29	2.29	-	-	2.62	2.15	-	-	-	1.67	-
Tier 3	-	2.32	2.32	-	-	2.65	2.18	-	-	-	1.69	-
Variable Universal Life III
Tier 1	-	2.04	2.64	-	0.86	-	-	-	-	-	-	1.92
Tier 2	-	2.06	2.66	-	0.87	-	-	-	-	-	-	1.94
Tier 3	-	2.08	2.68	-	0.87	-	-	-	-	-	-	1.95
Strategic Group Variable Universal Life® II	-	0.97	1.10	-	-	-	-	-	-	-	-	-

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

For The Year Ended December 31, 2016

	American Century VP Income & Growth Division	American Century VP International Division	American Century VP Value Division	American Funds® Asset Allocation Division	American Funds® Growth-Income Division	Deutsche Small Cap Index Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Growth Division	Franklin Small Cap Value VIP Division	Goldman Sachs Large Cap Value Division	Goldman Sachs Mid Cap Value Division
							(Initial)	(Service)

Investment Income
Dividends	$580,568	$1,599	$225,372	$306,868	$428,800	$82,624	$474,331	$40,649	$-	$104,087	$262	$24,581

Expenses
Mortality and expense risk fees	158,182	914	90,794	127,193	207,635	52,954	393,499	44,371	745	90,971	51	8,672

Net investment income (loss)	422,386	685	134,578	179,675	221,165	29,670	80,832	(3,722)	(745)	13,116	211	15,909

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	1,748,970	(54)	993,464	1,253,127	267,966	495,865	2,094,023	585,970	2,403	176,874	(130)	16,768
Realized gain distribution	438,104	-	-	457,094	3,176,272	573,660	5,051,424	516,734	12,000	1,912,820	126	993

Realized gain (loss)	2,187,074	(54)	993,464	1,710,221	3,444,238	1,069,525	7,145,447	1,102,704	14,403	2,089,694	(4)	17,761

Change in net unrealized appreciation/depreciation of investments	333,998	(10,375)	1,263,085	(319,355)	(688,928)	394,994	(3,109,595)	(671,568)	(13,641)	1,258,947	1,069	181,076

Net gain (loss) on investments	2,521,072	(10,429)	2,256,549	1,390,866	2,755,310	1,464,519	4,035,852	431,136	762	3,348,641	1,065	198,837

Net increase (decrease) in net assets resulting from operations	2,943,458	(9,744)	2,391,127	1,570,541	2,976,475	1,494,189	4,116,684	427,414	17	3,361,757	1,276	214,746

Capital transactions:
Transfer of net premiums	1,516,924	-	853,659	1,353,811	1,991,596	433,413	5,095,702	317,577	-	887,813	66	4,721
Transfers due to death benefits	(171,657)	-	(32,802)	(9,007)	(36,822)	(9,106)	(180,889)	(3,553)	-	(12,311)	-	-
Transfers due to withdrawal of funds	(895,118)	-	(548,036)	(482,694)	(1,190,252)	(163,735)	(2,580,161)	(1,342,513)	-	(413,098)	-	(271,543)
Transfers due to policy loans, net of repayments	(456,543)	-	(202,443)	(257,696)	(601,536)	(237,575)	(1,221,057)	(24,251)	-	(283,524)	-	-
Transfers due to charges for administrative and insurance costs	(1,066,093)	(1,808)	(457,560)	(844,546)	(1,097,410)	(286,920)	(2,655,656)	(121,817)	(5,578)	(495,744)	(983)	(38,567)
Transfers between divisions and to/from Guaranteed Principal Account	869,230	-	203,881	16,959	(184,854)	18,123	(7,095,157)	(105,245)	-	(57,099)	-	260,123

Net increase (decrease) in net assets resulting from capital transactions	(203,257)	(1,808)	(183,301)	(223,173)	(1,119,278)	(245,800)	(8,637,218)	(1,279,802)	(5,578)	(373,963)	(917)	(45,266)

Total increase (decrease)	2,740,201	(11,552)	2,207,826	1,347,368	1,857,197	1,248,389	(4,520,534)	(852,388)	(5,561)	2,987,794	359	169,480

NET ASSETS, at beginning of the year	23,313,481	161,404	11,909,152	18,393,999	28,415,871	7,530,019	64,684,270	6,630,826	130,962	11,657,741	12,317	1,727,074

NET ASSETS, at end of the year	$26,053,682	$149,852	$14,116,978	$19,741,367	$30,273,068	$8,778,408	$60,163,736	$5,778,438	$125,401	$14,645,535	$12,676	$1,896,554

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2016

	Goldman Sachs Strategic Growth Division	Goldman Sachs Strategic International Equity Division	Goldman Sachs U.S. Equity Insights Division	Invesco V.I. Diversified Dividend Division	Invesco V.I. Global Health Care Division	Invesco V.I. Technology Division	Janus Aspen Balanced Division	Janus Aspen Balanced Division	Janus Aspen Forty Division	Janus Aspen Forty Division	Janus Aspen Global Research Division	Janus Aspen Global Research Division
							(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)

Investment Income
Dividends	$36,535	$3,433	$1,328	$22,146	$-	$-	$3,019	$90,902	$-	$-	$85,601	$1,808

Expenses
Mortality and expense risk fees	40,379	946	578	10,057	19,582	18,656	809	33,324	104,202	1,205	47,320	1,184

Net investment income (loss)	(3,844)	2,487	750	12,089	(19,582)	(18,656)	2,210	57,578	(104,202)	(1,205)	38,281	624

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	803,265	595	1,764	229,860	227,333	285,308	47	150,436	(124,388)	(5,701)	512,967	4,317
Realized gain distribution	592	-	3,583	-	433,624	122,127	1,959	66,505	2,159,038	22,044	-	-

Realized gain (loss)	803,857	595	5,347	229,860	660,957	407,435	2,006	216,941	2,034,650	16,343	512,967	4,317

Change in net unrealized appreciation/depreciation of investments	(722,199)	(8,320)	3,610	(29,253)	(1,029,619)	(430,992)	1,138	(106,614)	(1,703,662)	(13,299)	(434,511)	(2,593)

Net gain (loss) on investments	81,658	(7,725)	8,957	200,607	(368,662)	(23,557)	3,144	110,327	330,988	3,044	78,456	1,724

Net increase (decrease) in net assets resulting from operations	77,814	(5,238)	9,707	212,696	(388,244)	(42,213)	5,354	167,905	226,786	1,839	116,737	2,348

Capital transactions:
Transfer of net premiums	352,859	-	-	150,721	277,080	246,852	-	291,231	867,049	7,267	586,541	5,303
Transfers due to death benefits	(14,018)	-	-	-	-	(4,551)	-	(3,077)	(21,198)	-	(8,045)	-
Transfers due to withdrawal of funds	(282,106)	15	-	(55,664)	(80,278)	(63,048)	-	(61,315)	(750,797)	(92)	(223,717)	(15)
Transfers due to policy loans, net of repayments	(180,735)	-	-	(33,518)	(161,211)	(110,507)	-	(221,894)	(504,683)	(8,804)	(158,375)	(11,627)
Transfers due to charges for administrative and insurance costs	(292,548)	(3,746)	(4,330)	(86,231)	(143,998)	(126,061)	(1,764)	(204,469)	(650,197)	(3,962)	(359,092)	(1,111)
Transfers between divisions and to/from Guaranteed Principal Account	(406,298)	7,588	-	280,000	38,203	(41,162)	38	(192,240)	(39,442)	1,779	49,404	(11,658)

Net increase (decrease) in net assets resulting from capital transactions	(822,846)	3,857	(4,330)	255,308	(70,204)	(98,477)	(1,726)	(391,764)	(1,099,268)	(3,812)	(113,284)	(19,108)

Total increase (decrease)	(745,032)	(1,381)	5,377	468,004	(458,448)	(140,690)	3,628	(223,859)	(872,482)	(1,973)	3,453	(16,760)

NET ASSETS, at beginning of the year	6,622,347	164,553	99,765	1,366,232	3,234,987	2,860,192	136,368	4,828,308	16,790,187	161,103	8,009,301	205,061

NET ASSETS, at end of the year	$5,877,315	$163,172	$105,142	$1,834,236	$2,776,539	$2,719,502	$139,996	$4,604,449	$15,917,705	$159,130	$8,012,754	$188,301

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2016

	MFS® Growth Division	MFS® Investors Trust Division	MFS® New Discovery Division	MFS® Research Division	MML Aggressive Allocation Division	MML Balanced Allocation Division	MML Blend Division	MML Blue Chip Growth Division	MML Conservative Allocation Division	MML Equity Division	MML Equity Income Division	MML Equity Index Division

Investment Income
Dividends	$739	$4,988	$-	$22,364	$19,303	$18,227	$599,945	$-	$14,588	$1,327,835	$5,068	$1,180,817

Expenses
Mortality and expense risk fees	11,169	4,251	32,704	10,850	7,705	5,800	149,436	43,611	4,415	399,125	1,459	394,006

Net investment income (loss)	(10,430)	737	(32,704)	11,514	11,598	12,427	450,509	(43,611)	10,173	928,710	3,609	786,811

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	114,730	25,613	(60,118)	35,330	(39,289)	(63,231)	1,346,362	422,606	(9,291)	1,728,967	(2,854)	3,778,658
Realized gain distribution	100,835	63,765	207,215	287,037	131,975	53,859	2,633,310	812,958	32,455	4,854,918	25,661	1,488,650

Realized gain (loss)	215,565	89,378	147,097	322,367	92,686	(9,372)	3,979,672	1,235,564	23,164	6,583,885	22,807	5,267,308

Change in net unrealized appreciation/depreciation of investments	(175,389)	(45,159)	237,322	(104,046)	405	43,721	(2,048,125)	(1,194,617)	(4,633)	1,258,824	14,963	549,789

Net gain (loss) on investments	40,176	44,219	384,419	218,321	93,091	34,349	1,931,547	40,947	18,531	7,842,709	37,770	5,817,097

Net increase (decrease) in net assets resulting from operations	29,746	44,956	351,715	229,835	104,689	46,776	2,382,056	(2,664)	28,704	8,771,419	41,379	6,603,908

Capital transactions:
Transfer of net premiums	83,385	31,379	300,943	17,221	494,844	196,597	1,568,201	766,669	127,388	4,663,721	60,782	2,701,857
Transfers due to death benefits	(8,868)	-	(25,449)	-	-	-	(186,299)	(5,277)	(5,797)	(468,123)	-	(337,617)
Transfers due to withdrawal of funds	(84,096)	(3,119)	(557,827)	(73,367)	(36,066)	(112,293)	(599,240)	(338,082)	(20,616)	(2,510,406)	(2,829)	(2,246,952)
Transfers due to policy loans, net of repayments	2,159	(3,926)	(92,879)	(524)	(10,745)	(10,731)	(443,816)	(178,098)	(316)	(1,125,375)	-	(489,750)
Transfers due to charges for administrative and insurance costs	(29,831)	(18,408)	(151,182)	(31,720)	(234,017)	(59,131)	(1,714,520)	(346,317)	(15,609)	(4,191,776)	(21,204)	(2,213,674)
Transfers between divisions and to/from Guaranteed Principal Account	(95,467)	(21,212)	(165,438)	(422)	101,252	7,999	187,225	137,604	84,134	(1,758,078)	30,627	357,154

Net increase (decrease) in net assets resulting from capital transactions	(132,718)	(15,286)	(691,832)	(88,812)	315,268	22,441	(1,188,449)	36,499	169,184	(5,390,037)	67,376	(2,228,982)

Total increase (decrease)	(102,972)	29,670	(340,117)	141,023	419,957	69,217	1,193,607	33,835	197,888	3,381,382	108,755	4,374,926

NET ASSETS, at beginning of the year	1,782,359	590,412	5,211,919	2,803,462	997,688	765,595	27,875,164	6,826,645	510,973	78,392,024	205,984	62,107,625

NET ASSETS, at end of the year	$1,679,387	$620,082	$4,871,802	$2,944,485	$1,417,645	$834,812	$29,068,771	$6,860,480	$708,861	$81,773,406	$314,739	$66,482,551

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2016

	MML Foreign Division	MML Global Division	MML Growth & Income Division	MML Growth Allocation Division	MML Income & Growth Division	MML Inflation- Protected and Income Division	MML Large Cap Growth Division	MML Managed Bond Division	MML Managed Volatility Division	MML Mid Cap Growth Division	MML Mid Cap Value Division	MML Moderate Allocation Division

Investment Income
Dividends	$2,647	$1,347	$2,174	$31,841	$2,860	$116,455	$-	$1,031,104	$166,701	$-	$4,888	$14,838

Expenses
Mortality and expense risk fees	887	808	1,287	10,305	948	33,727	-	191,319	65,669	2,515	1,964	4,555

Net investment income (loss)	1,760	539	887	21,536	1,912	82,728	-	839,785	101,032	(2,515)	2,924	10,283

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	(5,584)	1,106	15,928	(69,114)	2,786	(36,487)	(1)	1,894	113,625	(26,302)	(18,997)	(28,660)
Realized gain distribution	-	9,069	-	175,172	14,055	-	-	160,941	1,793,551	51,805	29,452	49,596

Realized gain (loss)	(5,584)	10,175	15,928	106,058	16,841	(36,487)	(1)	162,835	1,907,176	25,503	10,455	20,936

Change in net unrealized appreciation/depreciation of investments	5,384	(3,158)	(1,173)	(6,246)	5,351	147,664	(1)	(192,547)	(1,734,437)	(3,220)	51,673	10,369

Net gain (loss) on investments	(200)	7,017	14,755	99,812	22,192	111,177	(2)	(29,712)	172,739	22,283	62,128	31,305

Net increase (decrease) in net assets resulting from operations	1,560	7,556	15,642	121,348	24,104	193,905	(2)	810,073	273,771	19,768	65,052	41,588

Capital transactions:
Transfer of net premiums	50,140	48,785	72,516	582,912	45,360	415,713	128	1,586,625	683,014	176,966	93,132	296,185
Transfers due to death benefits	-	-	(11,726)	-	-	(12,375)	-	(185,691)	(47,357)	-	-	-
Transfers due to withdrawal of funds	(4,984)	(2,110)	(3,154)	(138,379)	(1,519)	(278,724)	-	(827,767)	(269,736)	(69,276)	(1,102)	(66,545)
Transfers due to policy loans, net of repayments	(2,573)	(185)	(2,181)	(305)	(597)	(124,717)	-	(255,169)	(256,085)	(4,620)	(4,586)	(3,809)
Transfers due to charges for administrative and insurance costs	(15,315)	(21,090)	(28,292)	(118,100)	(18,253)	(229,328)	(42)	(1,425,303)	(402,779)	(50,527)	(36,540)	(106,913)
Transfers between divisions and to/from Guaranteed Principal Account	(14,238)	7,512	14,296	31,785	(8,266)	268,664	-	(2,040,098)	(30,094)	2,716	11,765	33,085

Net increase (decrease) in net assets resulting from capital transactions	13,030	32,912	41,459	357,913	16,725	39,233	86	(3,147,403)	(323,037)	55,259	62,669	152,003

Total increase (decrease)	14,590	40,468	57,101	479,261	40,829	233,138	84	(2,337,330)	(49,266)	75,027	127,721	193,591

NET ASSETS, at beginning of the year	136,743	102,154	188,466	1,607,208	154,018	4,511,298	-	36,332,390	9,653,428	398,738	273,637	618,622

NET ASSETS, at end of the year	$151,333	$142,622	$245,567	$2,086,469	$194,847	$4,744,436	$84	$33,995,060	$9,604,162	$473,765	$401,358	$812,213

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2016

	MML Small Cap Equity Division	MML Small Cap Growth Equity Division	MML Small/Mid Cap Value Division	MML Strategic Emerging Markets Division	MML U.S. Government Money Market Division	Oppenheimer Capital Appreciation Division	Oppenheimer Conservative Balanced Division	Oppenheimer Core Bond Division	Oppenheimer Discovery Mid Cap Growth Division	Oppenheimer Global Division	Oppenheimer Global Multi- Alternatives Division	Oppenheimer Global Strategic Income Division

Investment Income
Dividends	$217,568	$-	$1,316	$168	$30	$230,922	$48,228	$450,961	$-	$801,961	$-	$1,121,194

Expenses
Mortality and expense risk fees	135,511	72,750	1,521	337	121,709	358,092	14,979	81,765	261,931	455,428	-	152,778

Net investment income (loss)	82,057	(72,750)	(205)	(169)	(121,679)	(127,170)	33,249	369,196	(261,931)	346,533	-	968,416

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	1,243,285	(295,129)	(6,857)	(11,142)	8,661	1,967,036	80,982	(163,157)	2,216,432	812,069	-	(213,928)
Realized gain distribution	468,643	1,929,822	15,251	-	-	5,850,918	-	-	3,367,540	5,083,319	-	-

Realized gain (loss)	1,711,928	1,634,693	8,394	(11,142)	8,661	7,817,954	80,982	(163,157)	5,583,972	5,895,388	-	(213,928)

Change in net unrealized appreciation/depreciation of investments	1,595,601	(297,003)	46,405	13,466	12,721	(9,501,622)	(25,408)	80,020	(4,559,444)	(6,778,755)	-	513,124

Net gain (loss) on investments	3,307,529	1,337,690	54,799	2,324	21,382	(1,683,668)	55,574	(83,137)	1,024,528	(883,367)	-	299,196

Net increase (decrease) in net assets resulting from operations	3,389,586	1,264,940	54,594	2,155	(100,297)	(1,810,838)	88,823	286,059	762,597	(536,834)	-	1,267,612

Capital transactions:
Transfer of net premiums	1,287,138	814,456	87,945	12,724	3,182,057	3,650,120	132,999	1,053,302	2,641,023	4,409,467	10	2,089,864
Transfers due to death benefits	(93,291)	(17,027)	-	(8,581)	(4,280)	(204,355)	-	(64,246)	(119,846)	(237,088)	-	(137,018)
Transfers due to withdrawal of funds	(864,360)	(328,370)	(18,556)	(26,227)	(6,636,592)	(2,199,954)	(225,297)	(520,533)	(2,136,590)	(3,837,662)	-	(1,412,349)
Transfers due to policy loans, net of repayments	(374,665)	(253,464)	(1,834)	(44)	(761,916)	(1,148,141)	16,278	(205,561)	(715,519)	(1,209,789)	-	(496,015)
Transfers due to charges for administrative and insurance costs	(820,559)	(453,852)	(32,224)	(502)	(2,159,260)	(2,416,059)	(56,321)	(529,852)	(1,807,502)	(2,823,694)	(5)	(1,120,282)
Transfers between divisions and to/from Guaranteed Principal Account	(72,903)	95,962	585	23,754	8,103,319	(323,897)	(3,506)	888,772	653,770	(217,408)	-	(80,096)

Net increase (decrease) in net assets resulting from capital transactions	(938,640)	(142,295)	35,916	1,124	1,723,328	(2,642,286)	(135,847)	621,882	(1,484,664)	(3,916,174)	5	(1,155,896)

Total increase (decrease)	2,450,946	1,122,645	90,510	3,279	1,623,031	(4,453,124)	(47,024)	907,941	(722,067)	(4,453,008)	5	111,716

NET ASSETS, at beginning of the year	20,112,385	10,980,301	212,425	58,372	20,566,171	61,022,339	2,024,012	11,085,356	43,680,241	80,296,406	-	22,270,231

NET ASSETS, at end of the year	$22,563,331	$12,102,946	$302,935	$61,651	$22,189,202	$56,569,215	$1,976,988	$11,993,297	$42,958,174	$75,843,398	$5	$22,381,947

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2016

	Oppenheimer Government Money Division	Oppenheimer International Growth Division	Oppenheimer Main Street Division	Oppenheimer Main Street Small Cap Division	PIMCO Commodity- RealReturn® Strategy Division	T. Rowe Price Blue Chip Growth Division	T. Rowe Price Equity Income Division	T. Rowe Price Limited-Term Bond Division	T. Rowe Price Mid-Cap Growth Division	T. Rowe Price New America Growth Division	Templeton Foreign VIP Division	VY® Clarion Global Real Estate Division

Investment Income
Dividends	$503	$251,138	$276,969	$12,490	$1,331	$-	$376,408	$27	$-	$1,070	$203,918	$2,329

Expenses
Mortality and expense risk fees	33,539	158,901	164,602	17,322	839	76,039	114,207	11	308,976	17,641	71,557	1,289

Net investment income (loss)	(33,036)	92,237	112,367	(4,832)	492	(76,039)	262,201	16	(308,976)	(16,571)	132,361	1,040

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	-	577,671	1,615,802	73,899	(27,614)	773,662	1,720,065	(7)	2,584,868	9,141	(126,248)	(648)
Realized gain distribution	-	534,243	2,943,986	92,597	-	-	1,547,081	-	3,264,840	130,495	182,645	-

Realized gain (loss)	-	1,111,914	4,559,788	166,496	(27,614)	773,662	3,267,146	(7)	5,849,708	139,636	56,397	(648)

Change in net unrealized appreciation/depreciation of investments	-	(1,790,548)	(2,087,684)	230,702	44,332	(592,097)	(790,576)	8	(2,893,349)	(117,342)	489,921	1,095

Net gain (loss) on investments	-	(678,634)	2,472,104	397,198	16,718	181,565	2,476,570	1	2,956,359	22,294	546,318	447

Net increase (decrease) in net assets resulting from operations	(33,036)	(586,397)	2,584,471	392,366	17,210	105,526	2,738,771	17	2,647,383	5,723	678,679	1,487

Capital transactions:
Transfer of net premiums	526,825	2,061,741	1,576,179	185,552	58,235	586,545	1,158,541	-	2,011,412	153,843	777,992	74,128
Transfers due to death benefits	(77)	(39,531)	(38,717)	(9,383)	-	(9,954)	(17,955)	-	(186,793)	(8,352)	(16,785)	-
Transfers due to withdrawal of funds	(186,273)	(1,763,841)	(1,094,639)	(405,969)	(6,938)	(249,065)	(963,632)	(1)	(2,012,040)	(224,880)	(287,553)	(8,819)
Transfers due to policy loans, net of repayments	(457)	(382,070)	(603,909)	(8,463)	(3,783)	(200,392)	(277,124)	-	(816,648)	(6,161)	(180,765)	(39)
Transfers due to charges for administrative and insurance costs	(190,964)	(792,038)	(1,193,564)	(70,160)	(17,232)	(322,765)	(595,509)	(230)	(1,882,969)	(88,037)	(384,452)	(20,324)
Transfers between divisions and to/from Guaranteed Principal Account	(128,388)	(1,059,544)	359,863	49,726	(7,208)	2,098,341	(1,553,788)	-	(400,618)	9,609	(135,081)	(13,582)

Net increase (decrease) in net assets resulting from capital transactions	20,666	(1,975,283)	(994,787)	(258,697)	23,074	1,902,710	(2,249,467)	(231)	(3,287,656)	(163,978)	(226,644)	31,364

Total increase (decrease)	(12,370)	(2,561,680)	1,589,684	133,669	40,284	2,008,236	489,304	(214)	(640,273)	(158,255)	452,035	32,851

NET ASSETS, at beginning of the year	4,762,070	23,448,902	24,598,773	2,440,544	110,541	9,406,099	16,298,368	2,113	51,112,401	2,810,404	10,600,246	190,067

NET ASSETS, at end of the year	$4,749,700	$20,887,222	$26,188,457	$2,574,213	$150,825	$11,414,335	$16,787,672	$1,899	$50,472,128	$2,652,149	$11,052,281	$222,918

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

For The Year Ended December 31, 2015

	American Century VP Income & Growth Division	American Century VP International Division	American Century VP Value Division	American Funds® Asset Allocation Division	American Funds® Growth-Income Division	Deutsche Small Cap Index Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Growth Division	Franklin Small Cap Value VIP Division	Goldman Sachs Large Cap Value Division	Goldman Sachs Mid Cap Value Division
							(Initial)	(Service)

Investment Income
Dividends	$523,070	$636	$272,005	$307,580	$380,664	$82,559	$690,253	$63,659	$211	$79,410	$185	$7,634

Expenses
Mortality and expense risk fees	168,118	1,035	91,273	134,082	214,006	56,536	457,417	49,457	787	91,246	56	10,905

Net investment income (loss)	354,952	(399)	180,732	173,498	166,658	26,023	232,836	14,202	(576)	(11,836)	129	(3,271)

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	331,669	311	703,671	248,877	340,307	148,517	820,762	218,592	2,860	136,582	48	38,763
Realized gain distribution	2,149,670	-	-	1,362,556	4,265,676	594,587	5,861,018	605,794	4,001	1,826,322	1,492	137,454

Realized gain (loss)	2,481,339	311	703,671	1,611,433	4,605,983	743,104	6,681,780	824,386	6,861	1,962,904	1,540	176,217

Change in net unrealized appreciation/depreciation of investments	(4,425,453)	425	(1,487,098)	(1,678,267)	(4,574,771)	(1,172,438)	(6,882,261)	(844,973)	1,816	(2,981,639)	(2,309)	(399,763)

Net gain (loss) on investments	(1,944,114)	736	(783,427)	(66,834)	31,212	(429,334)	(200,481)	(20,587)	8,677	(1,018,735)	(769)	(223,546)

Net increase (decrease) in net assets resulting from operations	(1,589,162)	337	(602,695)	106,664	197,870	(403,311)	32,355	(6,385)	8,101	(1,030,571)	(640)	(226,817)

Capital transactions:
Transfer of net premiums	1,674,944	-	917,247	1,286,606	2,158,288	481,301	4,726,107	315,401	-	1,005,819	60	25,482
Transfers due to death benefits	(79,785)	-	(101,565)	(33,392)	(50,201)	(10,357)	(124,217)	(110,473)	-	(19,626)	-	(7,837)
Transfers due to withdrawal of funds	(1,337,266)	1	(736,539)	(576,041)	(1,039,536)	(394,407)	(2,663,032)	(466,960)	(2)	(678,460)	-	73
Transfers due to policy loans, net of repayments	(617,587)	-	(289,125)	(251,266)	(662,377)	(210,058)	(1,280,911)	46,772	-	(250,596)	-	-
Transfers due to charges for administrative and insurance costs	(1,015,275)	(2,013)	(453,125)	(832,174)	(1,087,635)	(277,847)	(2,715,586)	(105,586)	(5,813)	(481,426)	(916)	(40,315)
Transfers between divisions and to/from Guaranteed Principal Account	(2,700)	(4,519)	(248,399)	(319,488)	(307,669)	200,971	444,013	(70,209)	-	(21,048)	-	(377,181)

Net increase (decrease) in net assets resulting from capital transactions	(1,377,669)	(6,531)	(911,506)	(725,755)	(989,130)	(210,397)	(1,613,626)	(391,055)	(5,815)	(445,337)	(856)	(399,778)

Total increase (decrease)	(2,966,831)	(6,194)	(1,514,201)	(619,091)	(791,260)	(613,708)	(1,581,271)	(397,440)	2,286	(1,475,908)	(1,496)	(626,595)

NET ASSETS, at beginning of the year	26,280,312	167,598	13,423,353	19,013,090	29,207,131	8,143,727	66,265,541	7,028,266	128,676	13,133,649	13,813	2,353,669

NET ASSETS, at end of the year	$23,313,481	$161,404	$11,909,152	$18,393,999	$28,415,871	$7,530,019	$64,684,270	$6,630,826	$130,962	$11,657,741	$12,317	$1,727,074

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2015

	Goldman Sachs Strategic Growth Division	Goldman Sachs Strategic International Equity Division	Goldman Sachs U.S. Equity Insights Division	Invesco V.I. Diversified Dividend Division	Invesco V.I. Global Health Care Division	Invesco V.I. Technology Division	Janus Aspen Balanced Division	Janus Aspen Balanced Division	Janus Aspen Forty Division	Janus Aspen Forty Division	Janus Aspen Global Research Division	Janus Aspen Global Research Division
							(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)

Investment Income
Dividends	$23,902	$2,762	$1,401	$23,471	$-	$-	$2,210	$67,329	$-	$-	$56,929	$1,212

Expenses
Mortality and expense risk fees	48,313	921	599	9,432	25,539	20,926	828	35,524	116,736	1,205	57,505	1,388

Net investment income (loss)	(24,411)	1,841	802	14,039	(25,539)	(20,926)	1,382	31,805	(116,736)	(1,205)	(576)	(176)

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	446,379	11,951	2,127	46,663	371,209	110,873	149	65,557	324,867	714	306,619	14,010
Realized gain distribution	407,452	-	6,195	-	307,969	293,647	4,652	157,111	3,453,533	32,467	-	-

Realized gain (loss)	853,831	11,951	8,322	46,663	679,178	404,520	4,801	222,668	3,778,400	33,181	306,619	14,010

Change in net unrealized appreciation/depreciation of investments	(658,566)	(16,998)	(9,913)	(45,291)	(567,008)	(212,732)	(6,151)	(269,623)	(1,846,832)	(15,933)	(535,688)	(20,491)

Net gain (loss) on investments	195,265	(5,047)	(1,591)	1,372	112,170	191,788	(1,350)	(46,955)	1,931,568	17,248	(229,069)	(6,481)

Net increase (decrease) in net assets resulting from operations	170,854	(3,206)	(789)	15,411	86,631	170,862	32	(15,150)	1,814,832	16,043	(229,645)	(6,657)

Capital transactions:
Transfer of net premiums	394,405	-	-	131,503	257,995	258,723	-	303,289	923,713	7,684	601,877	5,138
Transfers due to death benefits	(1,212)	-	-	(841)	-	-	-	(6,170)	(35,320)	(1,440)	(17,884)	-
Transfers due to withdrawal of funds	(1,324,536)	(232)	(1)	(30,851)	(337,717)	(179,380)	1	(108,879)	(712,145)	(400)	(383,345)	(708)
Transfers due to policy loans, net of repayments	(108,004)	-	-	(33,830)	(132,164)	(89,767)	-	(50,777)	(459,447)	(3,077)	(252,682)	(29)
Transfers due to charges for administrative and insurance costs	(311,879)	(3,026)	(4,736)	(67,731)	(138,797)	(126,989)	(1,608)	(196,252)	(646,435)	(3,698)	(368,264)	(1,928)
Transfers between divisions and to/from Guaranteed Principal Account	(6,532)	40,360	-	117,496	213,456	(7,751)	(38)	83,397	(349,260)	43	(44,748)	(20,197)

Net increase (decrease) in net assets resulting from capital transactions	(1,357,758)	37,102	(4,737)	115,746	(137,227)	(145,164)	(1,645)	24,608	(1,278,894)	(888)	(465,046)	(17,724)

Total increase (decrease)	(1,186,904)	33,896	(5,526)	131,157	(50,596)	25,698	(1,613)	9,458	535,938	15,155	(694,691)	(24,381)

NET ASSETS, at beginning of the year	7,809,251	130,657	105,291	1,235,075	3,285,583	2,834,494	137,981	4,818,850	16,254,249	145,948	8,703,992	229,442

NET ASSETS, at end of the year	$6,622,347	$164,553	$99,765	$1,366,232	$3,234,987	$2,860,192	$136,368	$4,828,308	$16,790,187	$161,103	$8,009,301	$205,061

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2015

	MFS® Growth Division	MFS® Investors Trust Division	MFS® New Discovery Division	MFS® Research Division	MML Aggressive Allocation Division	MML Balanced Allocation Division	MML Blend Division	MML Blue Chip Growth Division	MML Conservative Allocation Division	MML Equity Division	MML Equity Income Division	MML Equity Index Division

Investment Income
Dividends	$2,770	$5,555	$-	$20,889	$20,579	$28,428	$620,538	$-	$14,512	$1,747,443	$3,785	$1,052,234

Expenses
Mortality and expense risk fees	11,741	4,514	41,095	10,945	6,352	7,341	160,512	47,084	3,771	453,968	1,206	408,706

Net investment income (loss)	(8,971)	1,041	(41,095)	9,944	14,227	21,087	460,026	(47,084)	10,741	1,293,475	2,579	643,528

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	59,265	18,711	181,227	27,937	(30,671)	(40,744)	944,603	463,657	(2,447)	1,438,560	776	4,055,557
Realized gain distribution	96,391	65,330	175,550	215,507	117,891	74,669	2,183,226	1,091,851	34,693	3,816,700	19,973	1,384,795

Realized gain (loss)	155,656	84,041	356,777	243,444	87,220	33,925	3,127,829	1,555,508	32,246	5,255,260	20,749	5,440,352

Change in net unrealized appreciation/depreciation of investments	(29,645)	(87,921)	(457,016)	(241,543)	(118,058)	(64,580)	(3,732,231)	(841,027)	(48,992)	(9,758,533)	(38,500)	(5,855,245)

Net gain (loss) on investments	126,011	(3,880)	(100,239)	1,901	(30,838)	(30,655)	(604,402)	714,481	(16,746)	(4,503,273)	(17,751)	(414,893)

Net increase (decrease) in net assets resulting from operations	117,040	(2,839)	(141,334)	11,845	(16,611)	(9,568)	(144,376)	667,397	(6,005)	(3,209,798)	(15,172)	228,635

Capital transactions:
Transfer of net premiums	84,154	33,945	338,921	17,326	373,559	248,657	1,673,771	676,665	128,654	4,897,108	50,450	3,328,162
Transfers due to death benefits	(13,693)	-	(17,016)	(7,571)	-	-	(73,319)	(21,785)	-	(272,007)	-	(961,971)
Transfers due to withdrawal of funds	(72,673)	(16,794)	(480,484)	(1,679)	(6,818)	(339,464)	(1,233,420)	(529,713)	(75,965)	(5,936,354)	(684)	(6,998,341)
Transfers due to policy loans, net of repayments	2,276	(12,173)	(123,207)	127	(16,281)	(82,091)	(339,116)	(452,355)	1,037	(1,249,821)	-	(725,538)
Transfers due to charges for administrative and insurance costs	(31,452)	(22,961)	(158,250)	(28,144)	(193,148)	(58,765)	(1,762,131)	(347,927)	(17,799)	(4,313,971)	(17,962)	(2,156,757)
Transfers between divisions and to/from Guaranteed Principal Account	(13,371)	(733)	(421,578)	(2,423)	59,184	(35,159)	(37,328)	206,528	109	(130,723)	3,408	166,512

Net increase (decrease) in net assets resulting from capital transactions	(44,759)	(18,716)	(861,614)	(22,364)	216,496	(266,822)	(1,771,543)	(468,587)	36,036	(7,005,768)	35,212	(7,347,933)

Total increase (decrease)	72,281	(21,555)	(1,002,948)	(10,519)	199,885	(276,390)	(1,915,919)	198,810	30,031	(10,215,566)	20,040	(7,119,298)

NET ASSETS, at beginning of the year	1,710,078	611,967	6,214,867	2,813,981	797,803	1,041,985	29,791,083	6,627,835	480,942	88,607,590	185,944	69,226,923

NET ASSETS, at end of the year	$1,782,359	$590,412	$5,211,919	$2,803,462	$997,688	$765,595	$27,875,164	$6,826,645	$510,973	$78,392,024	$205,984	$62,107,625

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2015

	MML Foreign Division	MML Global Division	MML Growth & Income Division	MML Growth Allocation Division	MML Income & Growth Division	MML Inflation- Protected and Income Division	MML Managed Bond Division	MML Managed Volatility Division	MML Mid Cap Growth Division	MML Mid Cap Value Division	MML Moderate Allocation Division	MML Small Cap Equity Division

Investment Income
Dividends	$3,847	$1,127	$2,140	$32,493	$2,837	$54,354	$1,074,432	$173,193	$-	$4,611	$13,830	$185,093

Expenses
Mortality and expense risk fees	872	651	1,146	8,604	865	33,700	206,631	70,617	2,280	1,566	4,365	153,544

Net investment income (loss)	2,975	476	994	23,889	1,972	20,654	867,801	102,576	(2,280)	3,045	9,465	31,549

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	2,071	6,834	11,163	(18,258)	3,576	(24,051)	121,423	244,418	14,932	(18,057)	(16,944)	369,576
Realized gain distribution	-	4,092	-	144,610	9,264	-	155,613	-	41,488	34,205	39,779	3,361,083

Realized gain (loss)	2,071	10,926	11,163	126,352	12,840	(24,051)	277,036	244,418	56,420	16,148	22,835	3,730,659

Change in net unrealized appreciation/depreciation of investments	(12,541)	(13,877)	(12,961)	(167,464)	(15,713)	(97,391)	(1,614,141)	(122,832)	(35,091)	(23,941)	(36,380)	(5,117,021)

Net gain (loss) on investments	(10,470)	(2,951)	(1,798)	(41,112)	(2,873)	(121,442)	(1,337,105)	121,586	21,329	(7,793)	(13,545)	(1,386,362)

Net increase (decrease) in net assets resulting from operations	(7,495)	(2,475)	(804)	(17,223)	(901)	(100,788)	(469,304)	224,162	19,049	(4,748)	(4,080)	(1,354,813)

Capital transactions:
Transfer of net premiums	45,092	51,213	57,988	519,116	28,862	445,735	1,571,798	722,616	111,825	80,149	233,851	1,419,259
Transfers due to death benefits	-	-	-	-	-	(21,660)	(112,538)	(26,015)	(359)	(167)	-	(122,107)
Transfers due to withdrawal of funds	(1,205)	(11,109)	(2,730)	(8,007)	(473)	(331,795)	(1,329,005)	(431,941)	(8,164)	(3,045)	(39,202)	(1,014,117)
Transfers due to policy loans, net of repayments	(747)	(1,013)	(813)	(35,293)	(154)	(109,449)	(401,003)	(330,935)	(5,886)	(4,740)	(169)	(551,091)
Transfers due to charges for administrative and insurance costs	(18,154)	(19,263)	(26,973)	(126,930)	(16,953)	(227,279)	(1,339,864)	(395,354)	(42,717)	(34,653)	(80,945)	(818,239)
Transfers between divisions and to/from Guaranteed Principal Account	6,720	5,813	3,626	14,694	138	49,761	(148,867)	(87,048)	2,841	12,177	(148,727)	(39,742)

Net increase (decrease) in net assets resulting from capital transactions	31,706	25,641	31,098	363,580	11,420	(194,687)	(1,759,479)	(548,677)	57,540	49,721	(35,192)	(1,126,037)

Total increase (decrease)	24,211	23,166	30,294	346,357	10,519	(295,475)	(2,228,783)	(324,515)	76,589	44,973	(39,272)	(2,480,850)

NET ASSETS, at beginning of the year	112,532	78,988	158,172	1,260,851	143,499	4,806,773	38,561,173	9,977,943	322,149	228,664	657,894	22,593,235

NET ASSETS, at end of the year	$136,743	$102,154	$188,466	$1,607,208	$154,018	$4,511,298	$36,332,390	$9,653,428	$398,738	$273,637	$618,622	$20,112,385

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2015

	MML Small Cap Growth Equity Division	MML Small/Mid Cap Value Division	MML Strategic Emerging Markets Division	MML Money Market Division	Oppenheimer Capital Appreciation Division	Oppenheimer Conservative Balanced Division	Oppenheimer Core Bond Division	Oppenheimer Discovery Mid Cap Growth Division	Oppenheimer Global Division	Oppenheimer Global Strategic Income Division	Oppenheimer Money Division	Oppenheimer International Growth Division

Investment Income
Dividends	$-	$1,579	$711	$1,133	$58,000	$49,396	$446,017	$-	$1,095,996	$1,405,237	$505	$281,341

Expenses
Mortality and expense risk fees	85,425	1,392	574	183,532	414,609	16,247	77,349	281,915	527,786	166,909	33,719	171,407

Net investment income (loss)	(85,425)	187	137	(182,399)	(356,609)	33,149	368,668	(281,915)	568,210	1,238,328	(33,214)	109,934

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	(4,563)	14,679	(2,502)	(10,335)	2,156,092	148,483	(180,745)	1,791,595	1,419,863	231,506	-	317,198
Realized gain distribution	2,319,973	36,079	-	22	11,102,382	-	-	4,009,352	5,463,974	-	-	1,717,183

Realized gain (loss)	2,315,410	50,758	(2,502)	(10,313)	13,258,474	148,483	(180,745)	5,800,947	6,883,837	231,506	-	2,034,381

Change in net unrealized appreciation/depreciation of investments	(2,900,489)	(64,587)	(7,640)	9,480	(11,115,244)	(181,767)	(160,081)	(2,921,188)	(4,653,365)	(2,136,919)	-	(1,514,774)

Net gain (loss) on investments	(585,079)	(13,829)	(10,142)	(833)	2,143,230	(33,284)	(340,826)	2,879,759	2,230,472	(1,905,413)	-	519,607

Net increase (decrease) in net assets resulting from operations	(670,504)	(13,642)	(10,005)	(183,232)	1,786,621	(135)	27,842	2,597,844	2,798,682	(667,085)	(33,214)	629,541

Capital transactions:
Transfer of net premiums	812,550	67,115	12,540	3,020,154	3,923,885	140,031	1,168,641	2,822,101	4,755,096	2,184,572	629,990	1,928,062
Transfers due to death benefits	(355)	(167)	(35,946)	(1,063,156)	(142,785)	(6,916)	(31,960)	(109,540)	(115,226)	(400,965)	-	(187,549)
Transfers due to withdrawal of funds	(685,883)	(9,401)	(825)	(4,342,398)	(2,901,876)	(271,554)	(482,353)	(1,949,457)	(4,130,332)	(1,918,869)	(653,516)	(926,379)
Transfers due to policy loans, net of repayments	(343,082)	(3,901)	(630)	(525,792)	(1,306,618)	41,741	(134,640)	(858,335)	(1,294,740)	(456,001)	(387)	(320,054)
Transfers due to charges for administrative and insurance costs	(488,889)	(32,345)	(1,017)	(2,445,448)	(2,465,499)	(57,916)	(472,936)	(1,826,439)	(2,964,407)	(1,115,599)	(184,343)	(788,695)
Transfers between divisions and to/from Guaranteed Principal Account	(192,893)	2,871	5,428	(56,197,283)	(367,881)	(6,344)	82,041	(258,667)	(193,745)	(129,507)	264,080	(310,256)

Net increase (decrease) in net assets resulting from capital transactions	(898,552)	24,172	(20,450)	(61,553,923)	(3,260,774)	(160,958)	128,793	(2,180,337)	(3,943,354)	(1,836,369)	55,824	(604,871)

Total increase (decrease)	(1,569,056)	10,530	(30,455)	(61,737,155)	(1,474,153)	(161,093)	156,635	417,507	(1,144,672)	(2,503,454)	22,610	24,670

NET ASSETS, at beginning of the year	12,549,357	201,895	88,827	82,303,326	62,496,492	2,185,105	10,928,721	43,262,734	81,441,078	24,773,685	4,739,460	23,424,232

NET ASSETS, at end of the year	$10,980,301	$212,425	$58,372	$20,566,171	$61,022,339	$2,024,012	$11,085,356	$43,680,241	$80,296,406	$22,270,231	$4,762,070	$23,448,902

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2015

	Oppenheimer Main Street Division	Oppenheimer Main Street Small Cap Division	PIMCO Commodity- RealReturn® Strategy Division	T. Rowe Price Blue Chip Growth Division	T. Rowe Price Equity Income Division	T. Rowe Price Limited-Term Bond Division	T. Rowe Price Mid-Cap Growth Division	T. Rowe Price New America Growth Division	Templeton Foreign VIP Division	VY Clarion Global Real Estate Division

Investment Income
Dividends	$234,473	$22,625	$4,179	$-	$314,545	$25	$-	$-	$373,197	$4,760

Expenses
Mortality and expense risk fees	179,136	18,346	715	67,772	125,329	14	344,708	19,626	83,754	1,031

Net investment income (loss)	55,337	4,279	3,464	(67,772)	189,216	11	(344,708)	(19,626)	289,443	3,729

Net realized and unrealized gain (loss) on investments
Realized gain (loss) on sale of fund shares	807,152	178,988	(7,232)	548,226	261,312	(5)	1,131,378	90,715	(355,365)	5,046
Realized gain distribution	3,828,527	373,430	-	-	366,193	-	6,862,218	274,469	381,176	-

Realized gain (loss)	4,635,679	552,418	(7,232)	548,226	627,505	(5)	7,993,596	365,184	25,811	5,046

Change in net unrealized appreciation/depreciation of investments	(4,033,439)	(726,045)	(29,775)	412,317	(2,156,029)	(13)	(4,673,717)	(125,471)	(1,131,080)	(12,824)

Net gain (loss) on investments	602,240	(173,627)	(37,007)	960,543	(1,528,524)	(18)	3,319,879	239,713	(1,105,269)	(7,778)

Net increase (decrease) in net assets resulting from operations	657,577	(169,348)	(33,543)	892,771	(1,339,308)	(7)	2,975,171	220,087	(815,826)	(4,049)

Capital transactions:
Transfer of net premiums	1,704,515	192,948	60,271	549,068	1,302,382	-	2,200,581	139,982	890,744	68,433
Transfers due to death benefits	(61,223)	-	-	(5,855)	(58,852)	-	(73,672)	(32,208)	(17,443)	-
Transfers due to withdrawal of funds	(1,643,471)	(128,300)	(1,168)	(347,676)	(791,546)	2	(2,518,850)	(175,456)	(950,763)	(7,610)
Transfers due to policy loans, net of repayments	(541,175)	41,798	(88)	(269,102)	(258,765)	-	(674,565)	52,136	(156,096)	(410)
Transfers due to charges for administrative and insurance costs	(1,139,485)	(62,904)	(17,102)	(300,013)	(593,116)	(205)	(1,824,992)	(91,275)	(399,294)	(24,258)
Transfers between divisions and to/from Guaranteed Principal Account	(153,353)	(69,111)	5,805	(15,752)	(159,142)	-	(148,054)	(57,103)	182,631	12,284

Net increase (decrease) in net assets resulting from capital transactions	(1,834,192)	(25,569)	47,718	(389,330)	(559,039)	(203)	(3,039,552)	(163,924)	(450,221)	48,439

Total increase (decrease)	(1,176,615)	(194,917)	14,175	503,441	(1,898,347)	(210)	(64,381)	56,163	(1,266,047)	44,390

NET ASSETS, at beginning of the year	25,775,388	2,635,461	96,366	8,902,658	18,196,715	2,323	51,176,782	2,754,241	11,866,293	145,677

NET ASSETS, at end of the year	$24,598,773	$2,440,544	$110,541	$9,406,099	$16,298,368	$2,113	$51,112,401	$2,810,404	$10,600,246	$190,067

See Notes to Financial Statements.

Massachusetts Mutual Variable Life Separate Account I

Notes To Financial Statements

1.	ORGANIZATION

Massachusetts Mutual Variable Life Separate Account I (“the Separate Account”) is a separate investment account of Massachusetts Mutual Life Insurance Company (“MassMutual”) established on July 13, 1988. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 (“the 1940 Act”).

MassMutual maintains the following fourteen segments within the Separate Account: Variable Life Plus, Large Case Variable Life Plus, Strategic Variable Life®, Variable Life Select, Strategic Group Variable Universal Life®, Strategic Group Variable Universal Life® II, Survivorship Variable Universal Life, Variable Universal Life, Strategic Variable Life® Plus, Survivorship Variable Universal Life II, Variable Universal Life II, VUL GuardSM, Survivorship VUL GuardSM and Variable Universal Life III. Four of the fourteen segments within the Separate Account: Variable Universal Life II, VUL GuardSM, Survivorship VUL GuardSM and Variable Universal Life III, have multiple tiers. The unit values of these tiers differ based on the associated expense ratios.

The assets and liabilities of the Separate Account are clearly identified and distinguished from MassMutual’s other assets and liabilities. The portion of the Separate Account assets applicable to the variable life policies is not chargeable with liabilities arising from any other MassMutual business.

2.	INVESTMENT OF THE SEPARATE ACCOUNT’S ASSETS

As of December 31, 2016, the Separate Account consists of eighty-five divisions that invest in the following mutual funds. All of the funds may not be available to all of the fifteen segments of the Separate Account:

Divisions	The division listed in the first column invests in the fund in this column

American Century VP Income & Growth Division	American Century VP Income & Growth Fund [1]

American Century VP International Division	American Century VP International Fund [1]

American Century VP Value Division	American Century VP Value Fund [1]

American Funds® Asset Allocation Division	American Funds® Asset Allocation Fund [2]

American Funds® Growth-Income Division	American Funds® Growth-Income Fund [2]

Deutsche Small Cap Index Division	Deutsche Small Cap Index VIP Fund [3]

Fidelity® VIP Contrafund® Division (Initial Class)	Fidelity® VIP Contrafund® Portfolio (Initial Class) [4]

Fidelity® VIP Contrafund® Division (Service Class)	Fidelity® VIP Contrafund® Portfolio (Service Class) [4]

Fidelity® VIP Growth Division	Fidelity® VIP Growth Portfolio [4]

Franklin Small Cap Value VIP Division	Franklin Small Cap Value VIP Fund [5]

Goldman Sachs Large Cap Value Division	Goldman Sachs Large Cap Value Fund [6]

Goldman Sachs Mid Cap Value Division	Goldman Mid Cap Value Fund [6]

Goldman Sachs Strategic Growth Division	Goldman Sachs Strategic Growth Fund [6]

Goldman Sachs Strategic International Equity Division	Goldman Sachs Strategic International Equity Fund [7]

Goldman Sachs U.S. Equity Insights Division	Goldman Sachs U.S. Equity Insights Fund [6]

Invesco V.I. Diversified Dividend Division	Invesco V.I. Diversified Dividend Fund [9]

Invesco V.I. Global Health Care Division	Invesco V.I. Global Health Care Fund [9]

Invesco V.I. Technology Division	Invesco V.I. Technology Fund [9]

Ivy Funds Asset Strategy Division [19]	Ivy VIP Asset Strategy Portfolio [18,23]

Janus Aspen Balanced Division (Institutional Class)	Janus Aspen Balanced Portfolio (Institutional Class) [10]

Janus Aspen Balanced Division (Service Class)	Janus Aspen Balanced Portfolio (Service Class) [10]

Notes To Financial Statements (Continued)

Divisions	The division listed in the first column invests in the fund in this column

Janus Aspen Forty Division (Institutional Class)	Janus Aspen Forty Portfolio (Institutional Class) [10]

Janus Aspen Forty Division (Service Class)	Janus Aspen Forty Portfolio (Service Class) [10]

Janus Aspen Global Research Division (Institutional Class)	Janus Aspen Global Research Portfolio (Institutional Class) [10]

Janus Aspen Global Research Division (Service Class)	Janus Aspen Global Research Portfolio (Service Class) [10]

MFS® Growth Division	MFS® Growth Series [11]

MFS® Investors Trust Division	MFS® Investors Trust Series [11]

MFS® New Discovery Division	MFS® New Discovery Series [11]

MFS® Research Division	MFS® Research Series [11]

MML Aggressive Allocation Division	MML Aggressive Allocation Fund [12]

MML Balanced Allocation Division	MML Balanced Allocation Fund [12]

MML Blend Division	MML Blend Fund [13]

MML Blue Chip Growth Division	MML Blue Chip Growth Fund [12]

MML Conservative Allocation Division	MML Conservative Allocation Fund [12]

MML Core Allocation Division [19]	MML American Funds® Core Allocation Fund [12]

MML Dynamic Bond Division [19]	MML Dynamic Bond Fund [13]

MML Equity Division	MML Equity Fund [13]

MML Equity Income Division	MML Equity Income Fund [12]

MML Equity Index Division	MML Equity Index Fund [12]

MML Focused Equity Division [19]	MML Focused Equity Fund [12]

MML Foreign Division	MML Foreign Fund [12]

MML Fundamental Growth Division [19]	MML Fundamental Growth Fund [12]

MML Fundamental Value Division [19]	MML Fundamental Value Fund [12]

MML Global Division	MML Global Fund [12]

MML Growth Division [19]	MML American Funds® Growth Fund [12]

MML Growth & Income Division	MML Growth & Income Fund [12]

MML Growth Allocation Division	MML Growth Allocation Fund [12]

MML High Yield Division [19]	MML High Yield Fund [13]

MML Income & Growth Division	MML Income & Growth Fund [12]

MML Inflation-Protected and Income Division	MML Inflation-Protected and Income Fund [13]

MML International Division [19]	MML American Funds® International Fund [12]

MML International Equity Division [19]	MML International Equity Fund [12]

MML Large Cap Growth Division	MML Large Cap Growth Fund [12]

MML Managed Bond Division	MML Managed Bond Fund [13]

MML Managed Volatility Division	MML Managed Volatility Fund [12]

MML Mid Cap Growth Division	MML Mid Cap Growth Fund [12]

MML Mid Cap Value Division	MML Mid Cap Value Fund [12]

MML Moderate Allocation Division	MML Moderate Allocation Fund [12]

MML Short-Duration Bond Division [19]	MML Short-Duration Bond Fund [13]

MML Small Cap Equity Division	MML Small Cap Equity Fund [13]

Notes To Financial Statements (Continued)

Divisions	The division listed in the first column invests in the fund in this column

MML Small Cap Growth Equity Division	MML Small Cap Growth Equity Fund [12]

MML Small Company Value Division [19]	MML Small Company Value Fund [12]

MML Small/Mid Cap Value Division	MML Small/Mid Cap Value Fund [12]

MML Strategic Emerging Markets Division	MML Strategic Emerging Markets Fund [13]

MML Total Return Bond Division [19]	MML Total Return Bond Fund [12]

MML U.S. Government Money Market Division [20]	MML U.S. Government Money Market Fund [13]

Oppenheimer Capital Appreciation Division	Oppenheimer Capital Appreciation Fund/VA 14

Oppenheimer Conservative Balanced Division	Oppenheimer Conservative Balanced Fund/VA 14

Oppenheimer Core Bond Division	Oppenheimer Core Bond Fund/VA 14

Oppenheimer Discovery Mid Cap Growth Division	Oppenheimer Discovery Mid Cap Growth Fund/VA 14

Oppenheimer Global Division	Oppenheimer Global Fund/VA 14

Oppenheimer Global Multi-Alternatives Division	Oppenheimer Global Multi-Alternatives Fund/VA 14

Oppenheimer Global Strategic Income Division	Oppenheimer Global Strategic Income Fund/VA 14

Oppenheimer Government Money Division [21]	Oppenheimer Government Money Fund/VA 14

Oppenheimer International Growth Division	Oppenheimer International Growth Fund/VA 14

Oppenheimer Main Street Division	Oppenheimer Main Street Fund®/VA 14

Oppenheimer Main Street Small Cap Division	Oppenheimer Main Street Small Cap Fund®/VA 14

PIMCO CommodityRealReturn® Strategy Division	PIMCO CommodityRealReturn® Strategy Portfolio [15]

T. Rowe Price Blue Chip Growth Division	T. Rowe Price Blue Chip Growth Portfolio [16]

T. Rowe Price Equity Income Division	T. Rowe Price Equity Income Portfolio [16]

T. Rowe Price Limited-Term Bond Division	T. Rowe Price Limited-Term Bond Portfolio [16]

T. Rowe Price Mid-Cap Growth Division	T. Rowe Price Mid-Cap Growth Portfolio [16]

T. Rowe Price New America Growth Division	T. Rowe Price New America Growth Portfolio [16]

Templeton Foreign VIP Division	Templeton Foreign VIP Fund [17]

VY® Clarion Global Real Estate Division [22]	VY® Clarion Global Real Estate Portfolio [8]

In addition to the eighty-five divisions, policy owners may also allocate funds to the Guaranteed Principal Account (“GPA”), which is part of MassMutual’s general investment account (“General Account”). Because of exemptive and exclusionary provisions in the securities law, interests in the GPA are not registered under the Securities Act of 1933, the General Account and the GPA are not registered as an investment company under the 1940 Act.

[1]	American Century Investment Management, Inc. is the investment adviser to this Fund.
[2]	Capital Research and Management Company is the investment adviser to the listed Funds.
[3]	Deutsche Investment Management Americas Inc. is the investment adviser to this Fund.
[4]	Fidelity® Management & Research Company is the investment adviser to the listed Portfolios.
[5]	Franklin Advisory Services, LLC is the investment adviser to this Fund.
[6]	Goldman Sachs Asset Management, L.P., a separate business unit of the Investment Management Division of Goldman Sachs & Co., is the investment adviser to this Fund.
[7]	Goldman Sachs Asset Management International, a separate business unit of the Investment Management Division of Goldman Sachs & Co., is the investment adviser to this Fund.
[8]	Voya Investments, LLC is the investment adviser to this Portfolio.
[9]	Invesco Advisers, Inc. is the investment adviser to the listed Funds.
[10]	Janus Capital Management, LLC is the investment adviser to the listed Portfolios.
[11]	Massachusetts Financial Services Company is the investment adviser to the listed Series.
[12]	MML Investment Advisers, LLC is the investment adviser to the listed MML Trust Funds pursuant to an investment management agreement.
[13]	MML Investment Advisers, LLC is the investment adviser to the listed MML II Trust Funds pursuant to an investment management agreement.
[14]	OFI Global Asset Management, Inc. is the investment adviser to the listed Funds/Portfolios.

Notes To Financial Statements (Continued)

[15]	Pacific Investment Management Company LLC is the investment adviser to this Portfolio.
[16]	T. Rowe Price Associates, Inc. is the investment adviser to the listed Portfolios.
[17]	Templeton Investment Counsel, LLC is the investment adviser to this Fund.
[18]	Effective September 30, 2016, Ivy Investment Management Company replaced Waddell & Reed Investment Management Company as investment adviser to this Portfolio.
[19]	This division did not have any investment or unit activity in 2015 and 2016.
[20]	MML U.S. Government Money Market Division was formerly known as MML Money Market Division.
[21]	Oppenheimer Government Money Division was formerly known as Oppenheimer Money Division.
[22]	VY® Clarion Global Real Estate Division was formerly known as VY Clarion Global Real Estate Division.
[23]	Ivy VIP Asset Strategy Portfolio was formerly known as Ivy Funds VIP Asset Strategy Fund.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in preparation of the financial statements in conformity with generally accepted accounting principles. Separate Account Massachusetts Mutual Variable Life Separate Account I follows the accounting and reporting guidance in FASB Accounting Standards Codification 946.

A.	Investment Valuation

Investments in the investment divisions are valued at the closing net asset value of each of the respective underlying funds, which value their investment securities at fair value.

B.	Accounting for Investments

Investment transactions are accounted for on a trade-date basis and identified cost is the basis followed in determining the cost of investments sold for financial statement purposes. Dividend income and gains from realized gain distributions are recorded on the ex-distribution date, and are reinvested in the underlying investment divisions.

C.	Federal Income Taxes

MassMutual is taxed under federal law as a life insurance company under the provisions of the 1986 Internal Revenue Code, as amended. Under existing federal law, no taxes are payable on net investment income and net realized capital gains attributable to policies, which depend on the Separate Account’s investment performance. Accordingly, no provision for federal income tax has been made. MassMutual may, however, make such a charge in the future if an unanticipated change of current law results in a company tax liability attributable to the Separate Account.

D.	Policy Charges

See Note 8B for charges associated with the policies.

E.	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F.	Policy Loans

When a policy loan is made, the Separate Account transfers the amount of the loan to MassMutual, thereby decreasing both the investments and the net assets of the Separate Account by an equal amount. The policy owner is charged interest on the outstanding policy loan amount generally equal to either a fixed interest rate of 4% to 6% per year or (in all qualifying jurisdictions) an adjustable loan rate, where applicable. The adjustable loan rate is determined each year for the following policy year.

As long as a loan is outstanding, a portion of the policy account value equal to the loan is invested in the GPA. The amount of the loan earns interest at a rate equal to the greater of either a fixed interest rate generally equal to 2% to 4% of the loan or the policy loan rate less the loan interest rate expense charge. This amount does not participate in the Separate Account’s investment performance.

Notes To Financial Statements (Continued)

G.	Life Reserves

Life reserves are developed by using accepted actuarial methods and are computed using the 1980 CSO or 2001 CSO mortality tables.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Separate Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Separate Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs. Investments in mutual funds are valued at the mutual fund’s closing net asset value per share on the day of valuation.

Valuation Inputs: Various inputs are used to determine the value of the Separate Account’s investments. These inputs are summarized in the three broad levels listed below:

•	Level 1 – quoted prices in active markets for identical securities
•	Level 2 – observable inputs other than Level 1 quoted prices (including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds and credit risk)
•	Level 3 – unobservable inputs

The net assets of the Separate Account are measured at fair value. All the net assets are categorized as Level 1 as of December 31, 2016. There have been no transfers between levels for the year ended December 31, 2016.

5.	RELATED PARTY TRANSACTIONS

A.	Sales Agreements

The policies currently being offered are sold by registered representatives of MML Investors Services, LLC (“MMLIS”), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors, LLC (“MML Distributors”) and/or MML Strategic Distributors, LLC (“MSD”), subsidiaries of MassMutual. Pursuant to separate underwriting agreements with MassMutual and the Separate Account, MMLIS serves as principal underwriter of the policies sold by its registered representatives and MML Distributors and MSD serve as principal underwriter of the policies sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors and/or MSD.

MMLIS, MML Distributors and MSD are registered with the Securities and Exchange Commission (the “SEC”) as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (“FINRA”). Commissions for sales of policies by MMLIS registered representatives are paid on behalf of MMLIS to its registered representatives. Commissions for sales of policies by registered representatives of other broker-dealers are paid on behalf of MML Distributors and/or MSD to those broker-dealers. MMLIS, MML Distributors, and MSD also receive compensation for their actions as principal underwriters of the policies.

B.	Receivable from/Payable to MassMutual

Certain fees such as cost of insurance fees and mortality and expense fees are charges paid between the General Account and the Separate Account.

Notes To Financial Statements (Continued)

6.	PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2016 were as follows:

	American Century VP Income & Growth Division	American Century VP International Division	American Century VP Value Division	American Funds® Asset Allocation Division	American Funds® Growth-Income Division	Deutsche Small Cap Index Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Growth Division	Franklin Small Cap Value VIP Division	Goldman Sachs Large Cap Value Division	Goldman Sachs Mid Cap Value Division
							(Initial)	(Service)

Cost of purchases	$6,842,241	$1,600	$2,131,905	$4,424,567	$6,498,829	$1,976,164	$15,023,112	$835,016	$12,000	$3,391,866	$453	$313,234
Proceeds from sales	(6,241,814)	(2,723)	(2,179,193)	(4,010,676)	(4,219,634)	(1,617,012)	(18,529,800)	(1,601,809)	(6,324)	(1,869,932)	(1,033)	(341,626)

	Goldman Sachs Strategic Growth Division	Goldman Sachs Strategic International Equity Division	Goldman Sachs U.S. Equity Insights Division	Invesco V.I. Diversified Dividend Division	Invesco V.I. Global Health Care Division	Invesco V.I. Technology Division	Janus Aspen Balanced Division	Janus Aspen Balanced Division	Janus Aspen Forty Division	Janus Aspen Forty Division	Janus Aspen Global Research Division	Janus Aspen Global Research Division
							(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)

Cost of purchases	$1,423,215	$11,236	$4,911	$918,189	$925,464	$865,667	$5,015	$1,438,178	$5,700,436	$47,841	$1,811,545	$32,875
Proceeds from sales	(2,243,732)	(4,892)	(4,911)	(650,702)	(593,259)	(860,891)	(2,571)	(1,705,784)	(4,749,647)	(30,821)	(1,886,458)	(51,358)

	MFS® Growth Division	MFS® Investors Trust Division	MFS® New Discovery Division	MFS® Research Division	MML Aggressive Allocation Division	MML Balanced Allocation Division	MML Blend Division	MML Blue Chip Growth Division	MML Conservative Allocation Division	MML Equity Division	MML Equity Income Division	MML Equity Index Division

Cost of purchases	$169,236	$135,435	$779,184	$323,142	$849,262	$554,950	$7,192,819	$2,731,984	$260,202	$13,914,751	$189,185	$11,578,714
Proceeds from sales	(211,530)	(86,222)	(1,296,406)	(113,433)	(390,444)	(465,843)	(5,290,516)	(1,921,148)	(48,393)	(13,513,895)	(92,539)	(11,522,706)

	MML Foreign Division	MML Global Division	MML Growth & Income Division	MML Growth Allocation Division	MML Income & Growth Division	MML Inflation- Protected and Income Division	MML Large Cap Growth Division	MML Managed Bond Division	MML Managed Volatility Division	MML Mid Cap Growth Division	MML Mid Cap Value Division	MML Moderate Allocation Division

Cost of purchases	$78,854	$67,367	$152,276	$943,978	$62,000	$1,426,001	$121	$5,471,039	$4,108,479	$319,059	$234,218	$680,440
Proceeds from sales	(64,069)	(24,833)	(109,940)	(389,346)	(29,315)	(1,304,104)	(35)	(7,615,888)	(2,536,915)	(214,386)	(139,161)	(468,582)

Notes To Financial Statements (Continued)

6.	PURCHASES AND SALES OF INVESTMENTS (Continued)

	MML Small Cap Equity Division	MML Small Cap Growth Equity Division	MML Small/Mid Cap Value Division	MML Strategic Emerging Markets Division	MML U.S. Government Money Market Division	Oppenheimer Capital Appreciation Division	Oppenheimer Conservative Balanced Division	Oppenheimer Core Bond Division	Oppenheimer Discovery Mid Cap Growth Division	Oppenheimer Global Division	Oppenheimer Global Strategic Income Division	Oppenheimer Government Money Division

Cost of purchases	$5,348,293	$4,303,625	$164,771	$38,621	$15,539,781	$15,437,230	$206,102	$3,891,836	$8,797,349	$15,343,144	$4,334,504	$539,855
Proceeds from sales	(5,735,388)	(2,588,523)	(113,804)	(37,663)	(13,937,289)	(12,446,675)	(309,008)	(2,901,811)	(7,176,065)	(13,881,135)	(4,518,588)	(552,012)

	Oppenheimer International Growth Division	Oppenheimer Main Street Division	Oppenheimer Main Street Small Cap Division	PIMCO Commodity- RealReturn® Strategy Division	T. Rowe Price Blue Chip Growth Division	T. Rowe Price Equity Income Division	T. Rowe Price Limited-Term Bond Division	T. Rowe Price Mid-Cap Growth Division	T. Rowe Price New America Growth Division	Templeton Foreign VIP Division	VY® Clarion Global Real Estate Division

Cost of purchases	$3,502,824	$9,205,391	$335,587	$62,147	$3,091,345	$4,639,689	$30	$12,382,017	$262,257	$3,158,335	$165,004
Proceeds from sales	(4,851,614)	(7,239,373)	(506,835)	(38,583)	(1,264,298)	(5,079,186)	(240)	(12,778,943)	(312,800)	(3,070,125)	(131,881)

Notes To Financial Statements (Continued)

7.	NET INCREASE (DECREASE) IN OUTSTANDING UNITS

The changes in outstanding units for the two years ended December 31, 2016 were as follows:

2016	American Century VP Income & Growth Division	American Century VP International Division	American Century VP Value Division	American Funds® Asset Allocation Division	American Funds® Growth-Income Division	Deutsche Small Cap Index Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Growth Division	Franklin Small Cap Value VIP Division	Goldman Sachs Large Cap Value Division	Goldman Sachs Mid Cap Value Division
							(Initial)	(Service)

Units purchased	906,596	-	354,861	623,876	872,861	207,222	2,089,812	151,661	-	296,155	32	974
Units withdrawn	(1,357,902)	(1,698)	(453,759)	(662,241)	(1,118,934)	(279,748)	(2,463,581)	(565,689)	(4,429)	(372,643)	(487)	(65,426)
Units transferred between divisions and transferred to/from GPA	2,429	-	78,855	(17,745)	(107,027)	(10,705)	(2,805,780)	(49,420)	-	2,177	-	50,478

Net increase (decrease)	(448,878)	(1,698)	(20,043)	(56,110)	(353,100)	(83,230)	(3,179,550)	(463,448)	(4,429)	(74,311)	(455)	(13,973)

2016 (Continued)	Goldman Sachs Strategic Growth Division	Goldman Sachs Strategic International Equity Division	Goldman Sachs U.S. Equity Insights Division	Invesco V.I. Diversified Dividend Division	Invesco V.I. Global Health Care Division	Invesco V.I. Technology Division	Janus Aspen Balanced Division	Janus Aspen Balanced Division	Janus Aspen Forty Division	Janus Aspen Forty Division	Janus Aspen Global Research Division	Janus Aspen Global Research Division
							(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)

Units purchased	234,931	30,156	-	120,576	109,945	235,661	35,314	125,587	621,223	3,167	584,117	3,114
Units withdrawn	(459,446)	(32,985)	(2,216)	(135,141)	(140,965)	(282,959)	(36,122)	(201,493)	(1,055,247)	(3,968)	(647,905)	(6,446)
Units transferred between divisions and transferred to/from GPA	(431,613)	5,899	-	263,885	7,776	(297,562)	18	(83,454)	(406,216)	(128)	(409,995)	(5,844)

Net increase (decrease)	(656,127)	3,070	(2,216)	249,319	(23,243)	(344,859)	(790)	(159,360)	(840,240)	(929)	(473,782)	(9,176)

2016 (Continued)	MFS® Growth Division	MFS® Investors Trust Division	MFS® New Discovery Division	MFS® Research Division	MML Aggressive Allocation Division	MML Balanced Allocation Division	MML Blend Division	MML Blue Chip Growth Division	MML Conservative Allocation Division	MML Equity Division	MML Equity Income Division	MML Equity Index Division

Units purchased	41,321	12,924	113,555	99,110	249,770	123,091	655,205	498,976	93,054	2,099,793	29,458	1,711,006
Units withdrawn	(60,031)	(9,937)	(291,567)	(141,374)	(134,932)	(105,569)	(1,089,823)	(529,927)	(31,517)	(3,340,959)	(11,694)	(2,779,311)
Units transferred between divisions and transferred to/from GPA	(45,740)	(8,371)	(47,712)	(463)	39,558	2,288	(117,435)	(158,113)	48,185	(1,055,015)	13,070	(647,041)

Net increase (decrease)	(64,450)	(5,384)	(225,724)	(42,727)	154,396	19,810	(552,053)	(189,064)	109,723	(2,296,181)	30,834	(1,715,346)

Notes To Financial Statements (Continued)

7.	NET INCREASE (DECREASE) IN OUTSTANDING UNITS (Continued)

2016 (Continued)	MML Foreign Division	MML Global Division	MML Growth & Income Division	MML Growth Allocation Division	MML Income & Growth Division	MML Inflation- Protected and Income Division	MML Large Cap Growth Division	MML Managed Bond Division	MML Managed Volatility Division	MML Mid Cap Growth Division	MML Mid Cap Value Division	MML Moderate Allocation Division

Units purchased	34,590	22,844	35,440	289,154	22,112	304,832	128	1,016,068	459,370	56,255	33,904	163,927
Units withdrawn	(15,985)	(10,606)	(20,515)	(144,342)	(10,109)	(418,149)	(43)	(1,455,487)	(597,451)	(39,874)	(15,273)	(103,341)
Units transferred between divisions and transferred to/from GPA	(9,566)	2,267	2,561	14,568	(4,518)	133,375	-	(1,001,264)	(190,209)	(354)	2,690	16,103

Net increase (decrease)	9,040	14,504	17,485	159,380	7,485	20,058	85	(1,440,683)	(328,291)	16,027	21,321	76,690

2016 (Continued)	MML Small Cap Equity Division	MML Small Cap Growth Equity Division	MML Small/ Mid Cap Value Division	MML Strategic Emerging Markets Division	MML U.S. Government Money Market Division	Oppenheimer Capital Appreciation Division	Oppenheimer Conservative Balanced Division	Oppenheimer Core Bond Division	Oppenheimer Discovery Mid Cap Growth Division	Oppenheimer Global Division	Oppenheimer Global Strategic Income Division	Oppenheimer Government Money Division

Units purchased	562,170	401,881	33,008	19,155	3,133,261	2,347,183	110,031	839,709	1,651,175	1,955,689	1,504,085	407,491
Units withdrawn	(839,980)	(464,650)	(19,679)	(54,670)	(7,849,681)	(3,362,355)	(190,503)	(1,016,064)	(2,522,628)	(2,994,229)	(1,884,383)	(293,355)
Units transferred between divisions and transferred to/from GPA	23,364	(15,989)	(1,148)	35,447	7,059,724	(1,774,956)	7,449	735,598	(234,400)	(545,304)	(6,184)	(99,276)

Net increase (decrease)	(254,446)	(78,758)	12,181	(69)	2,343,303	(2,790,128)	(73,023)	559,243	(1,105,852)	(1,583,845)	(386,482)	14,859

2016 (Continued)	Oppenheimer International Growth Division	Oppenheimer Main Street Division	Oppenheimer Main Street Small Cap Division	PIMCO Commodity- RealReturn® Strategy Division	T. Rowe Price Blue Chip Growth Division	T. Rowe Price Equity Income Division	T. Rowe Price Limited-Term Bond Division	T. Rowe Price Mid-Cap Growth Division	T. Rowe Price New America Growth Division	Templeton Foreign VIP Division	VY® Clarion Global Real Estate Division

Units purchased	1,126,462	887,120	46,604	72,907	210,934	521,053	-	586,786	92,482	580,941	38,377
Units withdrawn	(1,442,851)	(1,450,143)	(120,142)	(34,856)	(268,215)	(757,357)	(143)	(1,286,248)	(176,926)	(584,185)	(14,678)
Units transferred between divisions and transferred to/from GPA	(765,567)	(438,585)	9,904	(9,509)	724,730	(640,649)	-	(274,331)	1,715	(400,969)	(6,863)

Net increase (decrease)	(1,081,957)	(1,001,608)	(63,634)	28,542	667,449	(876,953)	(143)	(973,793)	(82,729)	(404,213)	16,836

Notes To Financial Statements (Continued)

7.	NET INCREASE (DECREASE) IN OUTSTANDING UNITS (Continued)

2015	American Century VP Income & Growth Division	American Century VP International Division	American Century VP Value Division	American Funds® Asset Allocation Division	American Funds® Growth-Income Division	Deutsche Small Cap Index Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Contrafund® Division	Fidelity® VIP Growth Division	Franklin Small Cap Value VIP Division	Goldman Sachs Large Cap Value Division	Goldman Sachs Mid Cap Value Division
							(Initial)	(Service)

Units purchased	991,961	-	392,621	588,235	943,031	235,582	1,920,545	120,171	1	338,978	28	5,956
Units withdrawn	(1,623,806)	(1,761)	(623,563)	(723,238)	(1,104,719)	(350,634)	(2,449,716)	(260,810)	(4,631)	(454,176)	(445)	(10,524)
Units transferred between divisions and transferred to/from GPA	(88,262)	(4,065)	(112,248)	(191,141)	(226,521)	38,477	(22,920)	(8,714)	-	(25,453)	-	(79,286)

Net increase (decrease)	(720,108)	(5,826)	(343,190)	(326,144)	(388,210)	(76,575)	(552,091)	(149,353)	(4,630)	(140,651)	(417)	(83,854)

2015 (Continued)	Goldman Sachs Strategic Growth Division	Goldman Sachs Strategic International Equity Division	Goldman Sachs U.S. Equity Insights Division	Invesco V.I. Diversified Dividend Division	Invesco V.I. Global Health Care Division	Invesco V.I. Technology Division	Janus Aspen Balanced Division	Janus Aspen Balanced Division	Janus Aspen Forty Division	Janus Aspen Forty Division	Janus Aspen Global Research Division	Janus Aspen Global Research Division
							(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)

Units purchased	255,653	155	9	112,163	86,839	243,472	5	137,887	486,649	2,803	553,925	2,826
Units withdrawn	(1,042,376)	(2,272)	(2,469)	(106,760)	(189,137)	(351,213)	(737)	(147,409)	(832,565)	(3,005)	(854,048)	(1,510)
Units transferred between divisions and transferred to/from GPA	(21,646)	26,450	-	89,304	60,881	(22,826)	(17)	21,585	(269,291)	(122)	(143,600)	(9,771)

Net increase (decrease)	(808,369)	24,333	(2,460)	94,708	(41,418)	(130,567)	(749)	12,062	(615,207)	(324)	(443,722)	(8,455)

2015 (Continued)	MFS® Growth Division	MFS® Investors Trust Division	MFS® New Discovery Division	MFS® Research Division	MML Aggressive Allocation Division	MML Balanced Allocation Division	MML Blend Division	MML Blue Chip Growth Division	MML Conservative Allocation Division	MML Equity Division	MML Equity Income Division	MML Equity Index Division

Units purchased	42,626	13,889	114,320	8,942	177,960	151,921	687,362	547,072	93,354	2,119,764	25,071	1,855,722
Units withdrawn	(57,566)	(20,242)	(251,990)	(16,891)	(97,575)	(337,163)	(1,222,068)	(825,874)	(69,901)	(4,985,388)	(9,165)	(5,721,297)
Units transferred between divisions and transferred to/from GPA	(5,882)	(911)	(118,897)	(1,176)	26,537	(30,400)	(33,122)	(22,854)	909	(268,952)	1,372	(46,041)

Net increase (decrease)	(20,821)	(7,265)	(256,567)	(9,125)	106,922	(215,643)	(567,827)	(301,656)	24,362	(3,134,577)	17,278	(3,911,615)

Notes To Financial Statements (Continued)

7.	NET INCREASE (DECREASE) IN OUTSTANDING UNITS (Continued)

2015 (Continued)	MML Foreign Division	MML Global Division	MML Growth & Income Division	MML Growth Allocation Division	MML Income & Growth Division	MML Inflation- Protected and Income Division	MML Managed Bond Division	MML Managed Volatility Division	MML Mid Cap Growth Division	MML Mid Cap Value Division	MML Moderate Allocation Division	MML Small Cap Equity Division

Units purchased	28,703	23,266	26,191	264,936	14,997	321,678	830,438	505,158	36,736	32,158	130,757	615,038
Units withdrawn	(12,458)	(14,098)	(13,766)	(82,111)	(9,079)	(451,703)	(1,532,383)	(731,124)	(18,095)	(16,485)	(66,717)	(957,096)
Units transferred between divisions and transferred to/from GPA	3,537	2,329	1,461	5,717	34	12,814	(74,391)	(108,147)	(601)	3,828	(112,229)	(64,213)

Net increase (decrease)	19,782	11,498	13,886	188,543	5,951	(117,212)	(776,336)	(334,113)	18,040	19,501	(48,189)	(406,271)

2015 (Continued)	MML Small Cap Growth Equity Division	MML Small/Mid Cap Value Division	MML Strategic Emerging Markets Division	MML Money Market Division	Oppenheimer Capital Appreciation Division	Oppenheimer Conservative Balanced Division	Oppenheimer Core Bond Division	Oppenheimer Discovery Mid Cap Growth Division	Oppenheimer Global Division	Oppenheimer Money Division	Oppenheimer Global Strategic Income Division	Oppenheimer International Growth Division

Units purchased	396,617	24,943	17,292	2,842,090	2,300,866	76,177	963,299	1,505,378	1,905,578	488,310	1,080,249	1,001,030
Units withdrawn	(631,769)	(16,970)	(51,192)	(6,917,806)	(3,560,374)	(185,271)	(876,870)	(2,240,092)	(2,960,604)	(646,350)	(1,726,606)	(1,059,158)
Units transferred between divisions and transferred to/from GPA	(183,334)	935	6,846	(29,042,097)	(442,547)	18,802	17,244	(254,699)	(159,505)	206,119	(94,818)	(170,610)

Net increase (decrease)	(418,486)	8,909	(27,054)	(33,117,813)	(1,702,056)	(90,291)	103,673	(989,413)	(1,214,532)	48,079	(741,175)	(228,738)

2015 (Continued)	Oppenheimer Main Street Division	Oppenheimer Main Street Small Cap Division	PIMCO Commodity- RealReturn® Strategy Division	T. Rowe Price Blue Chip Growth Division	T. Rowe Price Equity Income Division	T. Rowe Price Limited-Term Bond Division	T. Rowe Price Mid-Cap Growth Division	T. Rowe Price New America Growth Division	Templeton Foreign VIP Division	VY Clarion Global Real Estate Division

Units purchased	985,665	49,342	65,045	208,948	584,174	-	653,442	66,462	604,749	34,850
Units withdrawn	(1,782,026)	(47,740)	(19,970)	(315,630)	(713,290)	(127)	(1,369,729)	(141,615)	(938,101)	(16,719)
Units transferred between divisions and transferred to/from GPA	(158,900)	(6,829)	6,952	(28,652)	(101,299)	-	(92,083)	4,716	65,205	6,181

Net increase (decrease)	(955,261)	(5,226)	52,027	(135,334)	(230,415)	(127)	(808,370)	(70,437)	(268,147)	24,312

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS

A.	A summary of units outstanding, unit values, net assets, investment income ratios, expense ratios (excluding expenses of the underlying funds) and total return ratios for each of the five years in the period ended December 31, 2016 follows:

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
American Century VP Income & Growth Division
2016	12,374,420	$2.22 to $2.46	$26,053,682	2.36%	0.25% to 1.00%	12.36% to 13.20%
2015	12,823,297	1.98 to 2.17	23,313,481	2.10	0.25 to 1.00	(6.56) to (5.86)
2014	13,543,405	2.11 to 2.30	26,280,312	2.04	0.25 to 1.00	11.38 to 12.22
2013	14,350,536	1.90 to 2.05	24,945,163	2.21	0.25 to 1.00	34.47 to 35.48
2012	15,631,500	1.41 to 1.52	20,127,314	2.11	0.25 to 1.00	13.60 to 14.46

American Century VP International Division
2016	143,987	1.04	149,852	1.05	0.60	(6.06)
2015	145,685	1.11	161,404	0.37	0.60	0.16
2014	151,511	1.11	167,598	1.66	0.60	(6.07)
2013	152,989	1.18	180,173	1.67	0.60	21.68
2012	154,576	0.97	149,608	0.83	0.60	20.44

American Century VP Value Division
2016	4,650,196	2.55 to 3.26	14,116,978	1.74	0.25 to 1.00	19.28 to 20.18
2015	4,670,239	2.13 to 2.71	11,909,152	2.13	0.25 to 1.00	(4.84) to (4.12)
2014	5,013,429	2.24 to 2.83	13,423,353	1.54	0.25 to 1.00	11.96 to 12.80
2013	5,357,935	2.00 to 2.51	12,888,121	1.66	0.25 to 1.00	30.42 to 31.40
2012	5,437,125	1.54 to 1.91	9,983,419	1.93	0.25 to 1.00	13.43 to 14.29

American Funds® Asset Allocation Division
2016	7,759,152	2.24 to 2.73	19,741,367	1.61	0.25 to 1.00	8.32 to 9.14
2015	7,815,261	2.07 to 2.51	18,393,999	1.63	0.25 to 1.00	0.39 to 1.15
2014	8,141,405	2.06 to 2.48	19,013,090	1.49	0.25 to 1.00	4.35 to 5.13
2013	8,342,596	1.97 to 2.36	18,613,490	1.46	0.25 to 1.00	22.46 to 23.38
2012	8,430,898	1.61 to 1.91	15,290,984	1.97	0.25 to 1.00	15.03 to 15.90

American Funds® Growth-Income Division
2016	10,854,731	2.31 to 3.03	30,273,068	1.49	0.25 to 1.00	10.41 to 11.24
2015	11,207,831	2.09 to 2.72	28,415,871	1.30	0.25 to 1.00	0.45 to 1.20
2014	11,596,041	2.09 to 2.69	29,207,131	1.29	0.25 to 1.00	9.53 to 10.36
2013	12,044,715	1.90 to 2.44	27,620,894	1.37	0.25 to 1.00	32.17 to 33.17
2012	12,564,342	1.44 to 1.83	21,731,319	1.62	0.25 to 1.00	16.31 to 17.19

Deutsche Small Cap Index Division
2016	3,051,591	2.55 to 3.07	8,778,408	1.07	0.25 to 1.00	19.83 to 20.73
2015	3,134,821	2.13 to 2.54	7,530,019	1.04	0.25 to 1.00	(5.55) to (4.83)
2014	3,211,396	2.25 to 2.67	8,143,727	0.97	0.25 to 1.00	3.70 to 4.48
2013	3,440,982	2.17 to 2.56	8,393,980	1.63	0.25 to 1.00	37.26 to 38.29
2012	3,765,778	1.58 to 1.85	6,661,695	0.88	0.25 to 1.00	15.09 to 15.96

Fidelity® VIP Contrafund® Division (Initial Class)
2016	20,547,792	2.71 to 3.71	60,163,736	0.79	0.25 to 1.00	6.93 to 7.74
2015	23,727,342	2.53 to 3.44	64,684,270	1.03	0.25 to 1.00	(0.33) to 0.42
2014	24,279,433	2.54 to 3.43	66,265,541	0.97	0.25 to 1.00	10.83 to 11.66
2013	25,170,264	2.29 to 3.07	61,826,384	1.09	0.25 to 1.00	29.98 to 30.96
2012	26,354,237	1.76 to 2.34	49,796,723	1.34	0.25 to 1.00	15.26 to 16.12

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Fidelity® VIP Contrafund® Division (Service Class)
2016	2,087,051	$2.76 to $2.91	$5,778,438	0.67%	0.60% to 0.75%	7.11% to 7.27%
2015	2,550,500	2.57 to 2.71	6,630,826	0.93	0.60 to 0.75	(0.19) to (0.04)
2014	2,699,853	2.58 to 2.71	7,028,266	0.87	0.60 to 0.75	10.98 to 11.15
2013	2,868,191	2.32 to 2.44	6,732,673	1.00	0.60 to 0.75	30.17 to 30.36
2012	2,893,279	1.79 to 1.87	5,213,815	1.27	0.60 to 0.75	15.44 to 15.61

Fidelity® VIP Growth Division
2016	97,277	1.29	125,401	-	0.60	0.11
2015	101,707	1.29	130,962	0.16	0.60	6.41
2014	106,337	1.21	128,676	0.11	0.60	10.52
2013	84,610	1.09	92,635	0.20	0.60	35.39
2012	86,095	0.81	69,623	0.51	0.60	13.86

Franklin Small Cap Value VIP Division
2016	3,833,362	3.03 to 4.14	14,645,535	0.81	0.25 to 1.00	28.90 to 29.86
2015	3,907,673	2.35 to 3.19	11,657,741	0.63	0.25 to 1.00	(8.31) to (7.62)
2014	4,048,324	2.56 to 3.45	13,133,649	0.62	0.25 to 1.00	(0.43) to 0.32
2013	4,173,798	2.57 to 3.44	13,553,648	1.29	0.25 to 1.00	34.88 to 35.90
2012	4,290,084	1.91 to 2.53	10,293,380	0.78	0.25 to 1.00	17.21 to 18.09

Goldman Sachs Large Cap Value Division
2016	5,759	2.10 to 2.29	12,676	2.19	0.30 to 0.60	10.92 to 11.25
2015	6,214	1.89 to 2.05	12,317	1.41	0.30 to 0.60	(4.98) to (4.70)
2014	6,631	1.99 to 2.16	13,813	1.42	0.30 to 0.60	12.26 to 12.60
2013	6,894	1.77 to 1.91	12,787	0.04	0.30 to 0.60	32.43 to 32.83
2012	409,388	1.34 to 1.44	589,678	1.47	0.30 to 0.60	18.41 to 18.77

Goldman Sachs Mid Cap Value Division
2016	366,080	5.06 to 5.39	1,896,554	1.45	0.30 to 0.60	12.85 to 13.19
2015	380,053	4.48 to 4.76	1,727,074	0.35	0.30 to 0.60	(9.79) to (9.51)
2014	463,907	4.97 to 5.26	2,353,669	1.00	0.30 to 0.60	12.89 to 13.23
2013	479,203	4.40 to 4.65	2,160,496	0.86	0.30 to 0.60	32.10 to 32.49
2012	473,181	3.33 to 3.51	1,604,940	0.98	0.30 to 0.60	17.76 to 18.11

Goldman Sachs Strategic Growth Division
2016	3,214,153	1.66 to 2.18	5,877,315	0.60	0.25 to 1.00	0.97 to 1.73
2015	3,870,281	1.64 to 2.16	6,622,347	0.34	0.25 to 1.00	2.37 to 3.14
2014	4,678,650	1.59 to 2.11	7,809,251	0.37	0.25 to 1.00	12.51 to 13.36
2013	5,449,939	1.40 to 1.88	8,063,224	0.41	0.25 to 1.00	31.10 to 32.09
2012	5,767,893	1.06 to 1.43	6,511,917	0.68	0.25 to 1.00	18.69 to 19.59

Goldman Sachs Strategic International Equity Division
2016	123,282	1.32	163,172	2.17	0.60	(3.31)
2015	120,212	1.37	164,553	1.80	0.60	0.45
2014	95,879	1.36	130,657	3.63	0.60	(8.10)
2013	93,783	1.48	139,057	1.73	0.60	23.46
2012	166,709	1.20	200,215	2.21	0.60	20.51

Goldman Sachs U.S. Equity Insights Division
2016	50,321	2.07 to 2.47	105,142	1.34	0.30 to 0.60	10.07 to 10.40
2015	52,537	1.88 to 2.24	99,765	1.36	0.30 to 0.60	(0.79) to (0.49)
2014	54,997	1.90 to 2.25	105,291	1.32	0.30 to 0.60	15.67 to 16.02
2013	70,378	1.64 to 1.94	116,294	1.05	0.30 to 0.60	36.70 to 37.11
2012	94,694	1.20 to 1.41	114,279	1.58	0.30 to 0.60	13.77 to 14.11

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Invesco V.I. Diversified Dividend Division
2016	1,387,698	$1.10 to $1.43	$1,834,236	1.34%	0.25% to 1.00%	13.67% to 14.53%
2015	1,138,379	0.97 to 1.25	1,366,232	1.76	0.25 to 1.00	1.05 to 1.81
2014	1,043,671	0.96 to 1.22	1,235,075	1.74	0.25 to 1.00	11.71 to 12.55
2013	1,150,802	0.86 to 1.09	1,207,255	2.51	0.25 to 1.00	29.73 to 30.71
2012	912,387	0.66 to 0.83	734,676	1.93	0.25 to 1.00	17.54 to 18.43

Invesco V.I. Global Health Care Division
2016	1,019,247	2.45 to 2.93	2,776,539	-	0.25 to 1.00	(12.34) to (11.68)
2015	1,042,490	2.80 to 3.32	3,234,987	-	0.25 to 1.00	2.14 to 2.91
2014	1,083,908	2.74 to 3.22	3,285,583	-	0.25 to 1.00	18.48 to 19.37
2013	1,058,682	2.31 to 2.70	2,701,896	0.70	0.25 to 1.00	39.14 to 40.19
2012	991,027	1.66 to 1.93	1,814,633	-	0.25 to 1.00	19.69 to 20.60

Invesco V.I. Technology Division
2016	2,238,489	1.25 to 1.84	2,719,502	-	0.25 to 1.00	(1.74) to (1.00)
2015	2,583,348	1.26 to 1.87	2,860,192	-	0.25 to 1.00	5.75 to 6.55
2014	2,713,915	1.18 to 1.77	2,834,494	-	0.25 to 1.00	9.95 to 10.77
2013	2,894,693	1.07 to 1.61	2,721,438	-	0.25 to 1.00	23.90 to 24.83
2012	3,242,771	0.86 to 1.30	2,433,172	-	0.25 to 1.00	10.17 to 11.00

Janus Aspen Balanced Division (Institutional Class)
2016	61,526	2.28	139,996	2.23	0.60	3.98
2015	62,316	2.19	136,368	1.60	0.60	0.02
2014	63,065	2.19	137,981	1.76	0.60	7.86
2013	63,756	2.03	129,329	2.28	0.60	19.44
2012	64,420	1.70	109,412	1.96	0.60	12.94

Janus Aspen Balanced Division (Service Class)
2016	1,827,242	2.30 to 2.69	4,604,449	1.88	0.25 to 1.00	3.29 to 4.06
2015	1,986,602	2.23 to 2.59	4,828,308	1.37	0.25 to 1.00	(0.59) to 0.16
2014	1,974,540	2.24 to 2.58	4,818,850	1.52	0.25 to 1.00	7.16 to 7.97
2013	2,004,806	2.09 to 2.39	4,553,567	2.03	0.25 to 1.00	18.61 to 19.50
2012	1,825,433	1.76 to 2.00	3,485,364	2.54	0.25 to 1.00	12.24 to 13.09

Janus Aspen Forty Division (Institutional Class)
2016	6,444,964	2.01 to 2.51	15,917,705	-	0.25 to 0.75	1.43 to 1.94
2015	7,285,204	1.97 to 2.48	16,790,187	-	0.25 to 0.75	11.38 to 11.94
2014	7,900,411	1.76 to 2.23	16,254,249	0.16	0.25 to 0.75	7.92 to 8.46
2013	8,376,322	1.62 to 2.06	15,943,695	0.71	0.25 to 0.75	30.25 to 30.90
2012	8,983,565	1.24 to 1.58	13,136,305	0.71	0.25 to 0.75	23.23 to 23.85

Janus Aspen Forty Division (Service Class)
2016	51,790	3.01 to 3.52	159,130	-	0.50 to 1.00	0.93 to 1.44
2015	52,719	2.98 to 3.47	161,103	-	0.50 to 1.00	10.82 to 11.38
2014	53,043	2.69 to 3.11	145,948	0.03	0.50 to 1.00	7.39 to 7.93
2013	54,410	2.50 to 2.89	139,065	0.59	0.50 to 1.00	29.58 to 30.23
2012	56,359	1.93 to 2.22	110,861	0.58	0.50 to 1.00	22.62 to 23.24

Janus Aspen Global Research Division (Institutional Class)
2016	6,626,717	1.00 to 1.26	8,012,754	1.09	0.25 to 0.75	1.30 to 1.81
2015	7,100,500	0.99 to 1.24	8,009,301	0.64	0.25 to 0.75	(3.02) to (2.53)
2014	7,544,222	1.01 to 1.28	8,703,992	1.08	0.25 to 0.75	6.64 to 7.18
2013	7,978,142	0.94 to 1.20	8,604,397	1.22	0.25 to 0.75	27.47 to 28.11
2012	9,021,897	0.74 to 0.94	7,538,879	0.88	0.25 to 0.75	19.18 to 19.78

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Janus Aspen Global Research Division (Service Class)
2016	98,437	$1.63 to $2.05	$188,301	0.93%	0.50% to 1.00%	0.81% to 1.31%
2015	107,614	1.62 to 2.02	205,061	0.52	0.50 to 1.00	(3.50) to (3.02)
2014	116,069	1.68 to 2.08	229,442	0.98	0.50 to 1.00	6.11 to 6.65
2013	106,159	1.58 to 1.95	195,591	1.13	0.50 to 1.00	26.80 to 27.44
2012	86,780	1.25 to 1.53	118,604	0.79	0.50 to 1.00	18.66 to 19.26

MFS® Growth Division
2016	779,721	2.07 to 2.58	1,679,387	0.04	0.30 to 0.75	1.68 to 2.14
2015	844,171	2.04 to 2.52	1,782,359	0.16	0.30 to 0.75	6.76 to 7.24
2014	864,992	1.91 to 2.35	1,710,078	0.10	0.30 to 0.75	8.13 to 8.62
2013	923,600	1.76 to 2.17	1,690,641	0.23	0.30 to 0.75	35.83 to 36.44
2012	1,088,673	1.30 to 1.59	1,469,553	-	0.30 to 0.75	16.51 to 17.03

MFS® Investors Trust Division
2016	223,153	2.43 to 2.98	620,082	0.85	0.25 to 1.00	7.51 to 8.32
2015	228,537	2.26 to 2.75	590,412	0.91	0.25 to 1.00	(0.78) to (0.03)
2014	235,802	2.28 to 2.76	611,967	0.95	0.25 to 1.00	9.90 to 10.73
2013	244,595	2.08 to 2.49	574,996	1.01	0.25 to 1.00	30.74 to 31.72
2012	232,322	1.59 to 1.89	416,283	0.88	0.25 to 1.00	17.99 to 18.88

MFS® New Discovery Division
2016	1,531,613	2.34 to 3.34	4,871,802	-	0.25 to 1.00	7.97 to 8.78
2015	1,757,337	2.17 to 3.07	5,211,919	-	0.25 to 1.00	(2.86) to (2.13)
2014	2,013,904	2.23 to 3.14	6,214,867	-	0.25 to 1.00	(8.18) to (7.49)
2013	2,159,652	2.43 to 3.39	7,278,405	-	0.25 to 1.00	40.11 to 41.17
2012	2,251,131	1.73 to 2.40	5,398,216	-	0.25 to 1.00	20.02 to 20.92

MFS® Research Division
2016	1,223,807	2.06 to 2.50	2,944,485	0.79	0.30 to 0.75	7.93 to 8.41
2015	1,266,534	1.91 to 2.30	2,803,462	0.74	0.30 to 0.75	0.05 to 0.50
2014	1,275,659	1.91 to 2.29	2,813,981	0.80	0.30 to 0.75	9.38 to 9.87
2013	1,413,023	1.74 to 2.08	2,812,221	0.32	0.30 to 0.75	31.30 to 31.89
2012	1,389,186	1.33 to 1.58	2,071,947	0.79	0.30 to 0.75	16.39 to 16.92

MML Aggressive Allocation Division
2016	656,421	1.46 to 2.37	1,417,645	1.61	0.50 to 0.75	7.73 to 8.00
2015	502,025	1.35 to 2.19	997,688	2.09	0.50 to 0.75	(1.58) to (1.34)
2014	395,103	1.37 to 2.22	797,803	1.13	0.50 to 0.75	5.06 to 5.32
2013	275,389	1.31 to 2.11	529,428	1.31	0.50 to 0.75	26.44 to 26.75
2012	191,547	1.03 to 1.66	289,202	0.82	0.50 to 0.75	14.87 to 15.15

MML Asset Allocation Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[4]	-	-	-	3.18	0.50 to 0.70	5.77 to 5.84

MML Balanced Allocation Division
2016	526,881	1.32 to 1.94	834,812	2.14	0.50 to 0.75	5.36 to 5.62
2015	507,071	1.25 to 1.84	765,595	2.71	0.50 to 0.75	(1.11) to (0.86)
2014	722,714	1.26 to 1.86	1,041,985	2.63	0.50 to 0.75	4.56 to 4.82
2013	270,017	1.21 to 1.77	426,773	2.44	0.50 to 0.75	13.63 to 13.92
2012	187,185	1.06 to 1.56	275,668	1.79	0.50 to 0.75	11.56 to 11.84

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
MML Blend Division
2016	9,055,194	$2.23 to $2.41	$29,068,771	2.14%	0.25% to 1.00%	8.33% to 9.15%
2015	9,607,247	2.06 to 2.21	27,875,164	2.13	0.25 to 1.00	(0.92) to (0.17)
2014	10,175,074	2.08 to 2.21	29,791,083	2.07	0.25 to 1.00	9.88 to 10.71
2013	10,923,359	1.89 to 2.00	29,496,182	2.04	0.25 to 1.00	19.12 to 20.01
2012	11,696,492	1.59 to 1.66	26,673,699	2.10	0.25 to 1.00	11.52 to 12.36

MML Blue Chip Growth Division
2016	4,084,720	1.30 to 2.07	6,860,480	-	0.25 to 1.00	(0.09) to 0.66
2015	4,273,783	1.30 to 2.08	6,826,645	-	0.25 to 1.00	9.99 to 10.82
2014	4,575,439	1.17 to 1.89	6,627,835	-	0.25 to 1.00	8.04 to 8.85
2013	4,676,561	1.07 to 1.75	6,247,551	0.22	0.25 to 1.00	39.92 to 40.98
2012	4,894,496	0.76 to 1.25	4,588,117	0.09	0.25 to 1.00	17.13 to 18.02

MML Concentrated Growth Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[4]	-	-	-	2.61	0.50 to 0.70	10.61 to 10.68

MML Conservative Allocation Division
2016	505,476	1.28 to 1.85	708,861	2.41	0.50 to 0.75	4.99 to 5.26
2015	395,753	1.22 to 1.76	510,973	2.83	0.50 to 0.75	(1.12) to (0.88)
2014	371,391	1.23 to 1.78	480,942	3.21	0.50 to 0.75	4.34 to 4.60
2013	105,407	1.18 to 1.70	145,525	2.51	0.50 to 0.75	10.49 to 10.76
2012	66,623	1.07 to 1.53	86,570	2.17	0.50 to 0.75	10.57 to 10.85

MML Emerging Growth Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[4]	-	-	-	-	0.25 to 1.00	6.61 to 6.87

MML Enhanced Index Core Equity Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[4]	-	-	-	2.23	0.25 to 1.00	8.55 to 8.82

MML Equity Division
2016	26,016,480	2.05 to 2.17	81,773,406	1.74	0.25 to 1.00	11.48 to 12.31
2015	28,312,661	1.82 to 1.95	78,392,024	2.07	0.25 to 1.00	(4.39) to (3.67)
2014	31,447,238	1.89 to 2.03	88,607,590	1.89	0.25 to 1.00	10.46 to 11.29
2013	34,299,445	1.70 to 1.84	89,227,360	1.89	0.25 to 1.00	31.95 to 32.94
2012	37,814,530	1.28 to 1.40	74,739,653	1.93	0.25 to 1.00	14.89 to 15.76

MML Equity Income Division
2016	135,984	2.29 to 2.33	314,739	2.12	0.50 to 0.70	17.86 to 18.09
2015	105,150	1.95 to 1.98	205,984	1.94	0.50 to 0.70	(7.53) to (7.35)
2014	87,872	2.11 to 2.13	185,944	1.74	0.50 to 0.70	6.79 to 7.01
2013	72,358	1.97 to 1.99	143,100	1.98	0.50 to 0.70	29.03 to 29.28
2012	56,231	1.53 to 1.54	86,129	2.00	0.50 to 0.70	16.50 to 16.73

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
MML Equity Index Division
2016	29,623,801	$2.38 to $2.52	$66,482,551	1.87%	0.25% to 1.00%	10.51% to 11.34%
2015	31,339,147	2.16 to 2.27	62,107,625	1.65	0.25 to 1.00	0.16 to 0.92
2014	35,250,762	2.15 to 2.25	69,226,923	1.55	0.25 to 1.00	12.22 to 13.07
2013	36,579,510	1.92 to 1.99	64,323,607	1.65	0.25 to 1.00	30.71 to 31.69
2012	39,846,325	1.47 to 1.51	53,232,183	1.66	0.25 to 1.00	14.54 to 15.40

MML Foreign Division
2016	100,342	1.50 to 1.53	151,333	1.98	0.50 to 0.70	0.73 to 0.94
2015	91,302	1.49 to 1.52	136,743	2.92	0.50 to 0.70	(4.84) to (4.65)
2014	71,520	1.57 to 1.59	112,532	2.35	0.50 to 0.70	(7.62) to (7.43)
2013	54,443	1.70 to 1.72	92,715	1.95	0.50 to 0.70	19.96 to 20.20
2012	44,972	1.42 to 1.43	63,764	2.08	0.50 to 0.70	18.23 to 18.47

MML Global Division
2016	61,934	2.30 to 2.34	142,622	1.14	0.50 to 0.70	6.79 to 7.00
2015	47,430	2.15 to 2.18	102,154	1.19	0.50 to 0.70	(2.04) to (1.85)
2014	35,932	2.20 to 2.23	78,988	0.90	0.50 to 0.70	3.27 to 3.48
2013	29,060	2.13 to 2.15	61,856	1.18	0.50 to 0.70	27.44 to 27.70
2012	24,024	1.67 to 1.68	40,125	1.03	0.50 to 0.70	22.92 to 23.17

MML Growth & Income Division
2016	103,011	2.37 to 2.41	245,567	1.09	0.50 to 0.70	8.02 to 8.23
2015	85,526	2.20 to 2.23	188,466	1.23	0.50 to 0.70	(0.21) to (0.01)
2014	71,640	2.20 to 2.23	158,172	1.20	0.50 to 0.70	10.41 to 10.63
2013	57,407	1.99 to 2.02	114,774	1.30	0.50 to 0.70	31.61 to 31.87
2012	47,053	1.52 to 1.53	71,378	1.23	0.50 to 0.70	18.65 to 18.89

MML Growth Allocation Division
2016	1,002,307	1.41 to 2.20	2,086,469	1.82	0.50 to 0.75	6.77 to 7.04
2015	842,927	1.32 to 2.05	1,607,208	2.30	0.50 to 0.75	(1.46) to (1.21)
2014	654,384	1.34 to 2.08	1,260,851	1.45	0.50 to 0.75	4.98 to 5.24
2013	219,906	1.27 to 1.98	404,273	1.78	0.50 to 0.75	21.72 to 22.03
2012	162,815	1.05 to 1.62	242,187	1.40	0.50 to 0.75	13.63 to 13.92

MML Income & Growth Division
2016	86,471	2.24 to 2.27	194,847	1.79	0.50 to 0.70	15.59 to 15.82
2015	78,986	1.94 to 1.96	154,018	1.93	0.50 to 0.70	(0.79) to (0.59)
2014	73,035	1.95 to 1.97	143,499	1.93	0.50 to 0.70	8.46 to 8.67
2013	83,373	1.80 to 1.82	151,087	1.77	0.50 to 0.70	23.75 to 23.99
2012	77,881	1.45 to 1.47	113,893	1.11	0.50 to 0.70	11.18 to 11.40

MML Inflation-Protected and Income Division
2016	3,068,133	1.40 to 1.66	4,744,436	2.41	0.25 to 1.00	4.17 to 4.95
2015	3,048,075	1.35 to 1.59	4,511,298	1.15	0.25 to 1.00	(2.49) to (1.75)
2014	3,165,287	1.38 to 1.61	4,806,773	2.77	0.25 to 1.00	2.42 to 3.19
2013	4,012,322	1.35 to 1.56	5,991,173	1.87	0.25 to 1.00	(9.59) to (8.91)
2012	4,344,169	1.49 to 1.72	7,141,208	3.18	0.25 to 1.00	5.82 to 6.62

MML Large Cap Growth Division
2016	85	0.99	84.00	-	0.75	(0.38)

MML Managed Bond Division
2016	14,700,378	1.56 to 2.33	33,995,060	2.81	0.25 to 1.00	1.73 to 2.49
2015	16,141,060	1.54 to 2.28	36,332,390	2.80	0.25 to 1.00	(1.74) to (1.00)
2014	16,917,396	1.56 to 2.30	38,561,173	3.21	0.25 to 1.00	5.40 to 6.19
2013	17,856,010	1.48 to 2.16	38,464,642	3.09	0.25 to 1.00	(2.62) to (1.88)
2012	19,110,549	1.52 to 2.21	42,140,565	2.87	0.25 to 1.00	4.72 to 5.51

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
MML Managed Volatility Division
2016	5,632,424	$1.74 to $1.84	$9,604,162	1.76%	0.25% to 1.00%	2.66% to 3.43%
2015	5,960,715	1.69 to 1.78	9,653,428	1.76	0.25 to 1.00	1.98 to 2.75
2014	6,294,828	1.66 to 1.73	9,977,943	0.70	0.25 to 1.00	3.36 to 4.14
2013	6,561,481	1.60 to 1.66	10,035,349	1.41	0.25 to 1.00	16.66 to 17.54
2012	6,753,003	1.37 to 1.42	8,830,980	0.70	0.25 to 1.00	12.03 to 12.88

MML Mid Cap Growth Division
2016	142,695	3.31 to 3.36	473,765	-	0.50 to 0.70	5.55 to 5.76
2015	126,669	3.13 to 3.18	398,738	-	0.50 to 0.70	6.04 to 6.25
2014	108,629	2.95 to 2.99	322,149	-	0.50 to 0.70	12.48 to 12.70
2013	80,406	2.63 to 2.65	211,733	0.29	0.50 to 0.70	35.73 to 36.01
2012	74,452	1.93 to 1.95	144,247	-	0.50 to 0.70	12.99 to 13.21

MML Mid Cap Value Division
2016	129,109	3.09 to 3.14	401,358	1.57	0.50 to 0.70	22.37 to 22.62
2015	107,789	2.53 to 2.56	273,637	1.89	0.50 to 0.70	(2.14) to (1.95)
2014	88,288	2.58 to 2.61	228,664	1.64	0.50 to 0.70	15.85 to 16.08
2013	66,530	2.23 to 2.25	148,462	1.87	0.50 to 0.70	29.52 to 29.78
2012	59,325	1.72 to 1.73	102,193	1.67	0.50 to 0.70	15.89 to 16.12

MML Moderate Allocation Division
2016	459,928	1.35 to 2.05	812,213	2.17	0.50 to 0.75	6.09 to 6.35
2015	383,238	1.28 to 1.93	618,622	2.21	0.50 to 0.75	(1.38) to (1.14)
2014	431,427	1.29 to 1.95	657,894	1.75	0.50 to 0.75	4.83 to 5.09
2013	302,700	1.23 to 1.85	436,789	1.76	0.50 to 0.75	16.69 to 16.98
2012	246,607	1.06 to 1.58	297,223	1.79	0.50 to 0.75	12.32 to 12.61

MML NASDAQ-100® Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[4]	-	-	-	0.43	0.25 to 1.00	15.66 to 15.95

MML Small Cap Equity Division
2016	7,714,232	2.41 to 3.32	22,563,331	1.07	0.25 to 1.00	17.04 to 17.92
2015	7,968,678	2.06 to 2.82	20,112,385	0.84	0.25 to 1.00	(6.57) to (5.87)
2014	8,374,949	2.21 to 2.99	22,593,235	0.97	0.25 to 1.00	11.04 to 11.88
2013	8,866,487	1.99 to 2.67	21,488,294	1.01	0.25 to 1.00	39.62 to 40.67
2012	9,408,369	1.42 to 1.90	16,299,260	-	0.25 to 1.00	17.20 to 18.09

MML Small Cap Growth Equity Division
2016	4,871,665	2.57 to 2.81	12,102,946	-	0.25 to 1.00	11.63 to 12.46
2015	4,950,423	2.30 to 2.50	10,980,301	-	0.25 to 1.00	(6.04) to (5.34)
2014	5,368,909	2.45 to 2.64	12,549,357	-	0.25 to 1.00	4.85 to 5.64
2013	5,542,577	2.33 to 2.50	12,366,285	-	0.25 to 1.00	47.04 to 48.14
2012	5,685,483	1.59 to 1.69	8,576,441	-	0.25 to 1.00	12.28 to 13.13

MML Small Cap Index Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[4]	-	-	-	1.02	0.50 to 0.70	7.52 to 7.59

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
MML Small/Mid Cap Value Division
2016	95,069	$3.17 to $3.22	$302,935	0.56%	0.50% to 0.70%	24.23% to 24.47%
2015	82,888	2.55 to 2.59	212,425	0.74	0.50 to 0.70	(6.19) to (6.00)
2014	73,979	2.72 to 2.75	201,895	0.65	0.50 to 0.70	8.68 to 8.90
2013	62,311	2.50 to 2.53	156,336	0.75	0.50 to 0.70	37.22 to 37.49
2012	54,691	1.82 to 1.84	99,971	0.73	0.50 to 0.70	18.23 to 18.47

MML Strategic Emerging Markets Division
2016	91,514	0.67 to 1.02	61,651	0.37	0.75	5.70 to 6.49
2015	91,582	0.64 to 0.96	58,372	0.93	0.75	to (14.87)
2014	118,636	0.75	88,827	0.37	0.75	to (6.11)
2013	83,475	0.80	66,571	-	0.75	to (7.12)
2012	35,608	0.86	30,574	0.23	0.75	to 15.33

MML U.S. Government Money Market Division
2016	19,781,273	1.02 to 1.33	22,189,202	-	0.25 to 1.00	(0.89) to (0.14)
2015	17,437,970	1.03 to 1.33	20,566,171	-	0.25 to 1.00	(0.99) to (0.24)
2014	50,555,783	1.04 to 1.34	82,303,326	-	0.25 to 1.00	(1.00) to (0.25)
2013	52,373,766	1.05 to 1.34	85,328,083	-	0.25 to 1.00	(1.00) to (0.25)
2012	52,882,289	1.06 to 1.34	86,598,868	-	0.25 to 1.00	(1.00) to (0.25)

Oppenheimer Capital Appreciation Division
2016	27,159,946	1.89 to 2.45	56,569,215	0.41	0.25 to 1.00	(3.17) to (2.45)
2015	29,950,074	1.95 to 2.51	61,022,339	0.09	0.25 to 1.00	2.51 to 3.29
2014	31,652,130	1.90 to 2.43	62,496,492	0.44	0.25 to 1.00	14.26 to 15.12
2013	33,324,006	1.67 to 2.11	57,460,836	0.99	0.25 to 1.00	28.45 to 29.42
2012	35,775,295	1.30 to 1.63	48,285,194	0.65	0.25 to 1.00	12.98 to 13.83

Oppenheimer Conservative Balanced Division
2016	1,050,115	1.88 to 2.97	1,976,988	2.40	0.30 to 0.75	4.48 to 4.94
2015	1,123,138	1.80 to 2.83	2,024,012	2.27	0.30 to 0.75	0.08 to 0.53
2014	1,213,429	1.80 to 2.82	2,185,105	2.11	0.30 to 0.75	7.39 to 7.87
2013	1,227,409	1.68 to 2.61	2,058,247	2.34	0.30 to 0.75	12.32 to 12.83
2012	1,236,022	1.49 to 2.31	1,844,200	1.43	0.30 to 0.75	11.50 to 12.00

Oppenheimer Core Bond Division
2016	9,177,870	1.06 to 1.51	11,993,297	3.70	0.25 to 1.00	2.24 to 3.01
2015	8,618,628	1.04 to 1.46	11,085,356	3.99	0.25 to 1.00	(0.04) to 0.71
2014	8,514,955	1.04 to 1.45	10,928,721	5.20	0.25 to 1.00	6.20 to 7.00
2013	8,200,597	0.98 to 1.36	9,852,499	5.07	0.25 to 1.00	(1.09) to (0.35)
2012	8,000,160	0.99 to 1.36	9,724,136	4.91	0.25 to 1.00	9.19 to 10.02

Oppenheimer Discovery Mid Cap Growth Division
2016	19,159,429	2.05 to 2.18	42,958,174	-	0.25 to 1.00	1.32 to 2.08
2015	20,265,281	2.02 to 2.13	43,680,241	-	0.25 to 1.00	5.55 to 6.34
2014	21,254,694	1.91 to 2.00	43,262,734	-	0.25 to 1.00	4.73 to 5.52
2013	22,123,738	1.83 to 1.90	42,931,488	0.01	0.25 to 1.00	34.63 to 35.64
2012	23,765,600	1.36 to 1.40	34,288,188	-	0.25 to 1.00	15.29 to 16.16

Oppenheimer Global Division
2016	24,862,420	2.37 to 3.93	75,843,398	1.07	0.25 to 1.00	(0.91) to (0.17)
2015	26,446,265	2.39 to 3.94	80,296,406	1.30	0.25 to 1.00	2.91 to 3.68
2014	27,660,797	2.32 to 3.80	81,441,078	1.10	0.25 to 1.00	1.27 to 2.04
2013	29,194,743	2.29 to 3.72	84,615,167	1.37	0.25 to 1.00	26.04 to 26.99
2012	30,272,922	1.82 to 2.93	69,631,460	2.14	0.25 to 1.00	20.06 to 20.96

Oppenheimer Global Multi-Alternatives Division
2016	-	1.02	5	-	0.75	3.71

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Oppenheimer Global Strategic Income Division
2016	10,096,940	$1.71 to $2.52	$22,381,947	4.98%	0.25% to 1.00%	5.48% to 6.27%
2015	10,483,422	1.62 to 2.37	22,270,231	5.81	0.25 to 1.00	(3.23) to (2.50)
2014	11,224,597	1.68 to 2.43	24,773,685	4.29	0.25 to 1.00	1.82 to 2.58
2013	11,537,922	1.65 to 2.37	24,952,498	5.03	0.25 to 1.00	(1.13) to (0.38)
2012[7]	12,149,528	1.66 to 2.38	26,673,790	5.62	0.25 to 1.00	12.40 to 13.25

Oppenheimer Government Money Division
2016	3,719,041	1.29 to 1.57	4,749,700	0.01	0.30 to 0.75	(0.73) to (0.29)
2015	3,704,182	1.30 to 1.57	4,762,070	0.01	0.30 to 0.75	(0.73) to (0.28)
2014	3,656,103	1.31 to 1.57	4,739,460	0.01	0.30 to 0.75	(0.74) to (0.28)
2013	3,359,495	1.32 to 1.58	4,414,066	0.01	0.30 to 0.75	(0.73) to (0.29)
2012	8,875,425	1.33 to 1.58	11,560,192	0.01	0.30 to 0.75	(0.74) to (0.29)

Oppenheimer High Income Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[7]	-	-	-	0.17	0.25 to 1.00	11.92 to 12.62

Oppenheimer International Growth Division
2016	10,295,874	2.12 to 2.28	20,887,222	1.11	0.25 to 1.00	(3.09) to (2.36)
2015	11,377,830	2.17 to 2.35	23,448,902	1.16	0.25 to 1.00	2.40 to 3.17
2014	11,606,568	2.10 to 2.29	23,424,232	1.17	0.25 to 1.00	(8.14) to (7.45)
2013	11,660,980	2.27 to 2.50	25,573,826	1.36	0.25 to 1.00	24.62 to 25.55
2012	12,037,547	1.81 to 2.00	21,261,385	1.47	0.25 to 1.00	21.00 to 21.91

Oppenheimer Main Street Division
2016	11,728,522	2.02 to 2.33	26,188,457	1.12	0.25 to 1.00	10.51 to 11.34
2015	12,730,130	1.81 to 2.11	24,598,773	0.92	0.25 to 1.00	2.30 to 3.07
2014	13,685,391	1.76 to 2.06	25,775,388	0.84	0.25 to 1.00	9.60 to 10.43
2013	14,473,103	1.59 to 1.88	24,807,564	1.10	0.25 to 1.00	30.46 to 31.44
2012	15,305,185	1.21 to 1.44	20,075,764	0.97	0.25 to 1.00	15.71 to 16.58

Oppenheimer Main Street Small Cap Division
2016	578,567	4.44 to 4.75	2,574,213	0.52	0.30 to 0.75	17.17 to 17.70
2015	642,202	3.79 to 4.04	2,440,544	0.87	0.30 to 0.75	(6.60) to (6.18)
2014	647,428	4.05 to 4.30	2,635,461	0.89	0.30 to 0.75	11.10 to 11.60
2013	739,046	3.65 to 3.85	2,719,527	0.90	0.30 to 0.75	39.96 to 40.59
2012	783,075	2.61 to 2.74	2,057,667	0.55	0.30 to 0.75	17.10 to 17.63

Panorama Growth Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[6]	-	-	-	1.26	0.60 to 0.75	14.08 to 14.14

Panorama Total Return Division
2016	-	-	-	-	-	-
2015	-	-	-	-	-	-
2014	-	-	-	-	-	-
2013	-	-	-	-	-	-
2012[5]	-	-	-	2.59	0.60 to 0.75	5.96 to 6.01

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value[3] (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
PIMCO CommodityRealReturn® Strategy Division
2016	174,652	$0.86 to $0.87	$150,825	1.02%	0.50% to 0.70%	14.07% to 14.30%
2015	146,111	0.75 to 0.76	110,541	3.83	0.50 to 0.70	(26.18) to (26.03)
2014	94,084	1.02 to 1.03	96,366	0.28	0.50 to 0.70	(19.19) to (19.03)
2013	59,232	1.26 to 1.28	74,963	1.59	0.50 to 0.70	(15.31) to (15.14)
2012	47,773	1.49 to 1.50	71,399	2.45	0.50 to 0.70	4.39 to 4.60

T. Rowe Price Blue Chip Growth Division
2016	3,754,474	2.61 to 3.27	11,414,335	-	0.25 to 1.00	(0.22) to 0.53
2015	3,087,025	2.62 to 3.26	9,406,099	-	0.25 to 1.00	9.95 to 10.77
2014	3,222,359	2.38 to 2.94	8,902,658	-	0.25 to 1.00	8.08 to 8.89
2013	3,394,808	2.20 to 2.70	8,652,633	0.03	0.25 to 1.00	39.75 to 40.80
2012	3,243,806	1.58 to 1.92	5,893,798	0.15	0.25 to 1.00	17.08 to 17.96

T. Rowe Price Equity Income Division
2016	6,258,863	2.30 to 2.89	16,787,672	2.28	0.25 to 1.00	17.99 to 18.87
2015	7,135,816	1.95 to 2.43	16,298,368	1.82	0.25 to 1.00	(7.78) to (7.09)
2014	7,366,231	2.12 to 2.62	18,196,715	1.75	0.25 to 1.00	6.31 to 7.11
2013	7,432,560	1.99 to 2.45	17,217,992	1.55	0.25 to 1.00	28.43 to 29.40
2012	7,662,547	1.55 to 1.89	13,780,545	2.17	0.25 to 1.00	15.98 to 16.86

T. Rowe Price Limited-Term Bond Division
2016	1,178	1.61	1,899	1.35	0.60	0.76
2015	1,321	1.60	2,113	1.13	0.60	(0.29)
2014	1,448	1.60	2,323	1.31	0.60	0.04
2013	4,694	1.60	7,527	1.54	0.60	(0.47)
2012	4,843	1.61	7,802	2.06	0.60	1.85

T. Rowe Price Mid-Cap Growth Division
2016	12,268,733	3.44 to 5.42	50,472,128	-	0.25 to 1.00	5.20 to 5.99
2015	13,242,525	3.27 to 5.12	51,112,401	-	0.25 to 1.00	5.50 to 6.30
2014	14,050,895	3.10 to 4.81	51,176,782	-	0.25 to 1.00	11.99 to 12.83
2013	15,301,910	2.76 to 4.27	49,645,211	-	0.25 to 1.00	35.33 to 36.35
2012	17,542,488	2.04 to 3.13	42,564,470	-	0.25 to 1.00	12.76 to 13.61

T. Rowe Price New America Growth Division
2016	1,228,656	2.09 to 2.64	2,652,149	0.04	0.30 to 0.75	0.55 to 1.00
2015	1,311,385	2.08 to 2.61	2,810,404	-	0.30 to 0.75	7.79 to 8.27
2014	1,381,822	1.93 to 2.42	2,754,241	-	0.30 to 0.75	8.52 to 9.01
2013	1,435,611	1.78 to 2.22	2,638,042	-	0.30 to 0.75	36.98 to 37.60
2012	1,675,727	1.30 to 1.61	2,246,293	0.50	0.30 to 0.75	12.27 to 12.78

Templeton Foreign VIP Division
2016	6,626,209	1.68 to 1.76	11,052,281	1.93	0.25 to 1.00	6.11 to 6.91
2015	7,030,422	1.57 to 1.66	10,600,246	3.22	0.25 to 1.00	(7.42) to (6.73)
2014	7,298,569	1.68 to 1.79	11,866,293	1.87	0.25 to 1.00	(12.02) to (11.35)
2013	7,354,962	1.90 to 2.04	13,555,490	2.36	0.25 to 1.00	21.75 to 22.66
2012	7,730,866	1.55 to 1.67	11,657,252	2.97	0.25 to 1.00	17.05 to 17.94

VY® Clarion Global Real Estate Division
2016	115,189	1.92 to 1.95	222,918	1.12	0.50 to 0.70	(0.08) to 0.12
2015	98,353	1.92 to 1.95	190,067	2.92	0.50 to 0.70	(1.95) to (1.75)
2014	74,041	1.96 to 1.99	145,677	1.13	0.50 to 0.70	13.06 to 13.29
2013	57,741	1.73 to 1.75	100,382	5.59	0.50 to 0.70	2.99 to 3.19
2012	44,117	1.68 to 1.70	74,438	0.54	0.50 to 0.70	24.77 to 25.02

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

[1]

The investment income ratios represent the dividends, excluding distributions of capital gains, received by the division from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude expenses, such as mortality and expense charges, that are assessed against policy owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the division is affected by the timing of the declaration of dividends by the underlying fund in which the division invests.

[2]

The expense ratios represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

[3]

The total returns are for the periods indicated, including changes in the value of the underlying fund, and the expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the related minimum and maximum expense ratio amounts, some individual policy total returns and unit values are not within the ranges presented.

[4]	Effective April 27, 2012, this fund closed and is no longer available.
[5]	For the period January 1, 2012 through April 27, 2012. Effective April 27, 2012, Panorama Total Return Division merged into Oppenheimer Capital Income Division.
[6]	For the period January 1, 2012 through April 27, 2012. Effective April 27, 2012, Panorama Growth Division merged into Oppenheimer Main Street Division.
[7]	For the period January 1, 2012 through October 26, 2012. Effective October 26, 2012, Oppenheimer High Income Division merged into Oppenheimer Global Strategic Income Division.

B.	The Separate Account assesses “current” charges associated with each policy. These charges are either assessed as a direct reduction in unit values or through a redemption of units for all policies contained within the Separate Account. Charges shown below state charges assessed at a monthly rate unless otherwise specified.

Administrative Charge	$0 - $12 per month per policy
This charge is assessed through the redemption of units.

Asset Charge/Mortality and Expense Risk Charge	Effective annual rate of 0.15% - 1.00% of the policy’s average daily net assets held in the Separate Account.
This charge is assessed through a reduction in unit values.

Additional Mortality Fees	$0.00 to $83.33 per $1,000 of insurance risk $0.08 to $83.33 per $1,000 of face amount
This charge is assessed through a redemption of units.

Face Amount Charge	$0.00 - $1.79 per month per $1,000 face amount of policy; or charge is based on the initial selected face amount of the Policy, the issue age of the insured, and the Policy year in which the deduction is made.
This charge is assessed through a redemption of units.

Insurance Charge/Cost of Insurance Protection Charge/Mortality Charge	$0.00 - $83.33 per month per $1,000 of insurance risk; or MassMutual may charge up to the maximum rate in the Table of Maximum Monthly Mortality Charges in a Policy. MassMutual may charge less than the maximum. If policies are issued in a Group Case, any changes in these charges will apply to all policies in the same case.
These charges are assessed through a redemption of units.

Loan Interest Rate Expense Charge	Effective annual rate of 0.00% - 1.00% of the loan amount
This charge is assessed through a redemption of units.

Notes To Financial Statements (Continued)

8.	FINANCIAL HIGHLIGHTS (Continued)

Rider Charges:
The rider charges do not apply to all segments within the Separate Account. These charges are assessed through a redemption of units.

A. Accidental Death Benefit	$0.025 - $0.12929 per $1,000 of coverage

B. Additional Insurance	$0.01 to $82.50 per $1,000 of insurance risk $0.00 to $0.41 per $1,000 of face amount

C. Death Benefit Guarantee	$0.01 per $1,000 of face amount

D. Disability Benefit

$0.00 to $0.28 per $1 of monthly deductions

$0.00 to $0.04 per $1 of specified benefit amount

$0.00 to $0.32 per $100 of specified benefit amount

$0.009 to $0.149 per $1 of specified premium

$0.00 to $0.09783 per $1,000 of insurance risk

E. Estate Protection	$0.00 to $21.96 per $1,000 of insurance risk

F. Guaranteed Insurability	$0.03 to $0.11 per $1,000 of option amount

G. Insurability Protection	$0.043 to $0.179 per $1,000 of rider face amount

H. Other Insured	$0.01 to $79.16 per $1,000 of insurance risk

I. Survivorship Term	$0.00 to $80.83 per $1,000 of insurance risk $0.00 to $0.30 per $1,000 of face amount

J. Waiver of Monthly Charges	$0.00 to $0.349 per $1 of monthly deductions

K. Waiver of Specified Premium	$0.00 to $0.28 per $1 of monthly deduction $0.00 to $0.04 per $1 of specified premium amount

L. Additional Mortality Fees	$0.00 to $83.33 per $1,000 of face amount

M. Underwriting Charge	$0.01 to $0.06 per $1,000 of selected face amount

N. Term Rider	$0.02 to $5.90 per $1,000 of amount at risk

O. Children’s Level Term Insurance Rider	$4.50 per month

P. Spouse Level Term Insurance Rider	$0.06 - $0.78 per $1,000 of rider coverage

9.	SUBSEQUENT EVENTS

The Separate Account’s management has reviewed events occurring through March 3, 2017 the date the financial statements were issued and no subsequent events occurred requiring accrual or disclosure.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and

for the years ended December 31, 2016, 2015 and 2014

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY FINANCIAL STATEMENTS

Independent Auditors’ Report

The Board of Directors and Policyholders of

Massachusetts Mutual Life Insurance Company:

We have audited the accompanying financial statements of Massachusetts Mutual Life Insurance Company (the Company), which comprise the statutory statements of financial position as of December 31, 2016 and 2015, and the related statutory statements of operations, changes in surplus, and cash flow for the three-year period ended December 31, 2016, and the related notes to the statutory financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company using statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.

The effects on the financial statements of the variances between the statutory accounting practices described in Note 2 and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the variances between statutory accounting practices and U.S. generally accepted accounting principles discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles paragraph, the financial statements referred to above do not present fairly, in accordance with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2016 and 2015, or the results of its operations or its cash flows for the three-year period ended December 31, 2016.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the three-year period ended December 31, 2016, in accordance with statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance described in Note 2.

/s/KPMG LLP

Hartford, Connecticut

February 22, 2017

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	2016	2015

	(In Millions)

Assets:

Bonds	$83,821	$79,547
Preferred stocks	465	533
Common stocks – subsidiaries and affiliates	14,244	7,960
Common stocks – unaffiliated	1,120	1,140
Mortgage loans	20,961	22,008
Policy loans	12,461	11,813
Real estate	977	928
Partnerships and limited liability companies	7,187	7,473
Derivatives	9,763	9,268
Cash, cash equivalents and short-term investments	3,726	3,049
Other invested assets	161	41

Total invested assets	154,886	143,760
Investment income due and accrued	1,914	1,834
Federal income taxes	44	65
Deferred income taxes	1,606	1,299
Other than invested assets	3,016	3,015

Total assets excluding separate accounts	161,466	149,973
Separate account assets	62,204	60,386

Total assets	$223,670	$210,359

Liabilities and Surplus:

Policyholders’ reserves	$112,186	$102,626
Liabilities for deposit-type contracts	11,574	10,491
Contract claims and other benefits	402	488
Policyholders’ dividends	1,609	1,742
General expenses due or accrued	1,121	959
Asset valuation reserve	3,178	2,817
Repurchase agreements	4,729	5,130
Commercial paper and other borrowed money	250	277
Collateral	2,839	2,126
Derivatives	6,014	5,840
Other liabilities	2,150	2,504

Total liabilities excluding separate accounts	146,052	135,000
Separate account liabilities	62,195	60,376

Total liabilities	208,247	195,376
Surplus	15,423	14,983

Total liabilities and surplus	$223,670	$210,359

See notes to statutory financial statements

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Revenue:

Premium income	$21,432	$21,543	$18,383
Net investment income	6,334	6,387	6,332
Fees and other income	1,283	797	875

Total revenue	29,049	28,727	25,590

Benefits and expenses:

Policyholders’ benefits	18,312	16,300	16,511
Change in policyholders’ reserves	7,387	8,592	5,803
Change in group annuity reserves assumed	(1,510)	(942)	(1,564)
General insurance expenses	2,251	1,793	1,793
Commissions	938	869	814
State taxes, licenses and fees	237	187	200

Total benefits and expenses	27,615	26,799	23,557

Net gain from operations before dividends and federal income taxes	1,434	1,928	2,033
Dividends to policyholders	1,566	1,728	1,553

Net (loss) gain from operations before federal income taxes	(132)	200	480
Federal income tax (benefit) expense	(326)	(153)	23

Net gain from operations	194	353	457
Net realized capital (losses) gains	(208)	59	166

Net (loss) income	$(14)	$412	$623

See notes to statutory financial statements

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CHANGES IN SURPLUS

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Surplus, beginning of year	$14,983	$14,231	$12,524

Increase (decrease) due to:
Net (loss) income	(14)	412	623
Change in net unrealized capital gains (losses), net of tax	1,105	195	2,022
Change in net unrealized foreign exchange capital gains (losses), net of tax	(441)	(226)	(240)
Change in other net deferred income taxes	247	231	104
Change in nonadmitted assets	(326)	(16)	(97)
Change in asset valuation reserve	(361)	(197)	(425)
Change in reserve valuation basis	(1)	-	-
Change in surplus notes	-	491	-
Cumulative effect of accounting changes	-	3	-
Prior period adjustments	34	9	(123)
Change in minimum pension liability	6	(150)	(157)
Other	191	-	-

Net increase	440	752	1,707

Surplus, end of year	$15,423	$14,983	$14,231

See notes to statutory financial statements

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Cash from operations:
Premium and other income collected	$21,685	$20,842	$19,081
Net investment income	6,394	6,213	6,133
Benefit payments	(17,832)	(16,261)	(16,963)
Net transfers from separate accounts	2,282	770	1,303
Net receipts from group annuity reserves assumed	1,510	942	1,564
Commissions and other expenses	(3,355)	(2,907)	(2,638)
Dividends paid to policyholders	(1,698)	(1,565)	(1,471)
Federal and foreign income taxes recovered (paid)	353	(234)	(10)

Net cash from operations	9,339	7,800	6,999

Cash from investments:
Proceeds from investments sold, matured or repaid:
Bonds	14,660	12,496	16,588
Preferred and common stocks – unaffiliated	577	444	316
Common stocks – affiliated	75	767	351
Mortgage loans	3,847	2,575	1,736
Real estate	59	110	338
Partnerships and limited liability companies	908	2,560	1,593
Derivatives	545	278	566
Other	(122)	(114)	(284)

Total investment proceeds	20,549	19,116	21,204

Cost of investments acquired:
Bonds	(21,393)	(15,012)	(23,721)
Preferred and common stocks – unaffiliated	(379)	(576)	(623)
Common stocks – affiliated	(1,499)	(539)	(628)
Mortgage loans	(3,505)	(5,296)	(4,700)
Real estate	(201)	(283)	(144)
Partnerships and limited liability companies	(1,568)	(3,443)	(1,512)
Derivatives	(627)	(438)	(377)
Other	115	409	(41)

Total investments acquired	(29,057)	(25,178)	(31,746)
Net increase in policy loans	(648)	(658)	(570)

Net cash from investing activities	(9,156)	(6,720)	(11,112)

Cash from financing and miscellaneous sources:
Net deposits on deposit-type contracts	755	831	82
Cash provided by surplus note issuance	-	491	-
Change in repurchase agreements	(401)	472	1,171
Change in collateral	712	726	836
Corporate-owned life insurance purchased	-	(1,937)	-
Other cash used	(572)	(494)	(294)

Net cash from financing and miscellaneous sources	494	89	1,795

Net change in cash, cash equivalents and short-term investments	677	1,169	(2,318)
Cash, cash equivalents and short-term investments:
Beginning of year	3,049	1,880	4,198

End of year	$3,726	$3,049	$1,880

See notes to statutory financial statements

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

1.	Nature of operations

Massachusetts Mutual Life Insurance Company (the Company), a mutual life insurance company domiciled in the Commonwealth of Massachusetts, and its domestic life insurance subsidiaries provide individual and group life insurance, disability insurance, individual and group annuities and guaranteed interest contracts (GICs) to individual and institutional customers in all 50 states of the United States of America (U.S.), the District of Columbia and Puerto Rico. Products and services are offered primarily through the Company’s MM Financial Advisors (MMFA), Direct to Consumer, Institutional Solutions and Workplace Solutions distribution channels.

MMFA is a sales force that operates in the U.S. via 9,528 financial advisors. MMFA sells individual life, individual annuities and disability insurance. The Company’s Direct to Consumer distribution channel sells individual life primarily through direct response television advertising, digital media, search engine optimization and search engine marketing. The Company’s Institutional Solutions distribution channel sells group annuities, group life and GICs primarily through retirement advisory firms, actuarial consulting firms, investment banks, insurance benefit advisors and investment management companies. The Company’s Workplace Solutions distribution channel sells group annuities as well as individual and group life products distributed through investment advisors.

2.	Summary of significant accounting policies

a.	Basis of presentation

The statutory financial statements have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners (NAIC) and the accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (the Division).

Statutory accounting practices are different in some respects from financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The more significant differences between statutory accounting principles and U.S. GAAP are as follows: (a) bonds are generally carried at amortized cost, whereas U.S. GAAP reports bonds at fair value for bonds available for sale and trading or at amortized cost for bonds held to maturity; (b) changes in the fair value of derivative financial instruments are recorded as changes in surplus, whereas U.S. GAAP generally reports these changes as revenue unless deemed an effective hedge; (c) interest rate and credit default swaps associated with replicated asset transactions are carried at amortized cost, whereas U.S. GAAP would carry them at fair value; (d) embedded derivatives are recorded as part of the underlying contract, whereas U.S. GAAP would identify and bifurcate certain embedded derivatives from the underlying contract or security and account for them separately at fair value; (e) income recognition on partnerships and limited liability companies (LLCs), which are accounted for under the equity method, is limited to the amount of cash distribution, whereas U.S. GAAP is without limitation; (f) certain majority-owned subsidiaries and variable interest entities are accounted for using the equity method, whereas U.S. GAAP would consolidate these entities; (g) changes in the balances of deferred income taxes, which provide for book versus tax temporary differences, are subject to limitation and are recorded in surplus, whereas U.S. GAAP would generally include the change in deferred taxes in net income without limitation; (h) assets and liabilities associated with certain group annuity and variable universal life contracts, which do not pass-through all investment gains to contract holders, are maintained in separate accounts and are presented on a single line in the statutory financial statements, whereas U.S. GAAP reports these contracts as general investments and liabilities of the Company; (i) assets are reported at admitted asset value and assets designated as nonadmitted are excluded through a charge against surplus, whereas U.S. GAAP recognizes all assets, net of any valuation allowances; (j) statutory policy reserves are based upon prescribed methods, such as the Commissioners’ Reserve Valuation Method (CRVM), Commissioners’ Annuity Reserve Valuation Method (CARVM) or net level premium method, and prescribed statutory mortality, morbidity and interest assumptions at the time of issuance, whereas U.S. GAAP policy reserves would generally be based upon the net level premium method or the estimated gross margin method with estimates, at time of issuance, of future mortality, morbidity, persistency and interest; (k) liabilities for policyholder reserves, unearned premium, and unpaid claims are presented net of reinsurance ceded, whereas U.S. GAAP would present the liabilities on a direct basis and report an asset for the amounts due from reinsurers for the amounts ceded; (l) an asset valuation reserve (AVR) is reported as a contingency reserve to stabilize surplus against fluctuations in the statement value of real estate, partnerships and LLCs and certain common stocks as well as credit-related changes in the value of bonds, mortgage loans and certain

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

derivatives, whereas U.S. GAAP does not record this reserve; (m) after-tax realized capital gains (losses) that result from changes in the overall level of interest rates for all types of fixed-income investments and interest-related hedging activities are deferred into the interest maintenance reserve (IMR) and amortized into revenue, whereas U.S. GAAP reports these gains and losses as revenue; (n) changes to the mortgage loan valuation allowance are recognized in net unrealized capital gains (losses), net of tax, in the Statutory Statements of Changes in Surplus, whereas U.S. GAAP reports these changes in net realized capital gains (losses); (o) the overfunded status of pension and other postretirement plans, which is the excess of the fair value of the plan assets over the projected benefit obligation, is a nonadmitted asset for statutory accounting whereas U.S. GAAP recognizes the overfunded status as an asset; (p) surplus notes are reported in surplus, whereas U.S. GAAP would report these notes as liabilities; (q) payments received for universal and variable life insurance products, certain variable and fixed deferred annuities and group annuity contracts are reported as premium income and corresponding change in reserves, whereas U.S. GAAP would treat these payments as deposits to policyholders’ account balances; (r) certain acquisition costs, such as commissions and other variable costs, directly related to successfully acquiring new business are charged to current operations as incurred, whereas U.S. GAAP would generally capitalize these expenses and amortize them based on profit emergence over the expected life of the policies or over the premium payment period; and (s) Statutory Statements of Changes in Surplus includes net income, change in net unrealized capital gains (losses), change in net unrealized foreign exchange capital gains (losses), change in other net deferred income taxes, change in nonadmitted assets, change in asset valuation reserve, prior period adjustments and change in minimum pension liability, whereas U.S. GAAP presents net income as retained earnings and net unrealized capital gains (losses), change in net unrealized foreign exchange capital gains (losses), change in minimum pension liability as other comprehensive income.

The preparation of financial statements requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities, the disclosure of assets and liabilities as of the date of the statutory financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates include those used in determining the carrying values of investments including the amount of mortgage loan investment valuation reserves, other-than-temporary impairment(s) (OTTI), the value of the investment in MassMutual Holding LLC (MMHLLC), the liabilities for policyholders’ reserves, the determination of admissible deferred tax assets (DTAs), the liability for taxes and the liability for litigation or other contingencies. Future events including, but not limited to, changes in the level of mortality, morbidity, interest rates, persistency, asset valuations and defaults could cause results to differ from the estimates used in the statutory financial statements. Although some variability is inherent in these estimates, management believes the amounts presented are appropriate.

b.	Corrections of errors and reclassifications

The following summarizes the corrections of prior year errors that have been recorded in surplus, net of tax:

	Year Ended December 31, 2016

	Increase (Decrease) to:		Correction of Asset or Liability Balances

	Prior Years Net Income	Current Year Surplus

	(In Millions)

Policyholders’ reserves	$49	$49	$(49)
Partnerships and limited liability companies	-	5	(5)
Federal income tax receivable	(12)	(12)	12
Fees and other income	(3)	(3)	3

Total	$34	$39	$(39)

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Of the $39 million increase to surplus for prior year errors, $34 million was recorded as prior period adjustments and $5 million was recorded as a change in net unrealized capital gains (losses), net of tax in the Statutory Statements of Changes in Surplus.

	Year Ended December 31, 2015

	Increase (Decrease) to:		Correction of Asset or Liability Balances

	Prior Years Net Income	Current Year Surplus

	(In Millions)

Policyholders’ reserves	$6	$6	$(6)
Policyholders’ benefits	4	4	(4)
Net investment income	(1)	(1)	(1)

Total	$9	$9	$(11)

	Year Ended December 31, 2014

	(Decrease) Increase to:		Correction of Asset or Liability Balances

	Prior Years Net Income	Current Year Surplus

	(In Millions)

Income tax payable	$(76)	$(76)	$76
Policyholders’ reserves	(36)	(36)	36
Other liabilities	(11)	(11)	11
Asset valuation reserves	-	(14)	14

Total	$(123)	$(137)	$137

Of the $137 million decrease to surplus for prior year errors, $123 million was recorded as prior period adjustments and $14 million was recorded as a Change in asset valuation reserve, net of tax in the Statutory Statements of Changes in Surplus.

Certain prior year amounts within these financial statements have been reclassified to conform to the current year presentation.

c.	Bonds

Bonds are generally valued at amortized cost using the constant yield interest method with the exception of NAIC Category 6 bonds, which are in or near default, and certain residential mortgage-backed securities (RMBS) and commercial mortgage-backed securities (CMBS), which are rated by outside modelers, which are carried at the lower of amortized cost or fair value. NAIC ratings are applied to bonds and other securities. Categories 1 and 2 are considered investment grade, while Categories 3 through 6 are considered below investment grade. Bonds are recorded on a trade date basis, except for private placement bonds, which are recorded on the funding date.

For loan-backed and structured securities, such as asset-backed securities (ABS), mortgage-backed securities (MBS), including RMBS and CMBS, and structured securities, including collateralized debt obligations (CDOs), amortization or accretion is revalued quarterly based on the current estimated cash flows, using either the prospective or retrospective adjustment methodologies.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Certain fixed income securities, with the highest ratings from a rating agency follow the retrospective method of accounting. Under the retrospective method, the recalculated effective yield equates the present value of the actual and anticipated cash flows, including new prepayment assumptions, to the original cost of the investment. Prepayment assumptions are based on borrower constraints and economic incentives such as the original term, age and coupon of the loan as affected by the interest rate environment. The current carrying value is then increased or decreased to the amount that would have resulted had the revised yield been applied since inception, and investment income is correspondingly decreased or increased.

All other fixed income securities, such as floating rate bonds and interest only securities, including those that have been impaired, follow the prospective method of accounting. Under the prospective method, the recalculated future effective yield equates the carrying value of the investment to the present value of the anticipated future cash flows.

The fair value of bonds is based on quoted market prices when available. If quoted market prices are not available, values provided by other third-party organizations are used. If values provided by other third-party organizations are unavailable, fair value is estimated using internal models by discounting expected future cash flows using observable current market rates applicable to yield, credit quality and maturity of the investment or using quoted market values for comparable investments. Internal inputs used in the determination of fair value include estimated prepayment speeds, default rates, discount rates and collateral values, among others. Structure characteristics and cash flow priority are also considered. Fair values resulting from internal models are those expected to be received in an orderly transaction between willing market participants.

Refer to Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” for information on the Company’s policy for determining OTTI.

d.	Preferred stocks

Preferred stocks in good standing, those that are rated Categories 1 through 3 by the Securities Valuation Office (SVO) of the NAIC, are generally valued at amortized cost. Preferred stocks not in good standing, those that are rated Categories 4 through 6 by the SVO of the NAIC, are valued at the lower of amortized cost or fair value. Fair values are based on quoted market prices, when available. If quoted market prices are not available, values provided by third-party organizations are used. If values provided by third-party organizations are unavailable, fair value is estimated using internal models. These models use inputs not directly observable or correlated with observable market data. Typical inputs integrated into the Company’s internal discounted expected earnings models include, but are not limited to, earnings before interest, taxes, depreciation and amortization estimates. Fair values resulting from internal models are those expected to be received in an orderly transaction between willing market participants.

Refer to Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” for information on the Company’s policy for determining OTTI.

e.	Common stocks – subsidiaries and affiliates

Common stocks of unconsolidated subsidiaries, primarily C.M. Life Insurance Company (C.M. Life), MML Bay State Life Insurance Company (MML Bay State), MMHLLC and MassMutual International LLC (MMI), are accounted for using the statutory equity method. The Company accounts for the value of MMHLLC and MMI at its underlying U.S. GAAP equity value adjusted to remove certain nonadmitted and intangible assets. MMHLLC’s value is also adjusted by a portion of its noncontrolling interests (NCI) and appropriated retained earnings, after consideration of MMHLLC’s fair value and the Company’s capital levels. The Division has affirmed the statutory recognition of the Company’s application of the NCI guidelines in MMHLLC’s statutory carrying value. However, the Company has limited this recognition to $2,675 million as of December 31, 2016 and $2,600 million as of December 31, 2015. Operating results, less dividend distributions, for MMHLLC are reflected as net unrealized capital gains (losses) in the Statutory Statements of Changes in Surplus. Dividend distributions received from MMHLLC are recorded in net investment income and are limited to MMHLLC’s U.S. GAAP retained earnings. The cost basis of common stocks – subsidiaries and affiliates is adjusted for impairments deemed to be other than temporary.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Refer to Note 4c. “Common stocks – subsidiaries and affiliates” for further information on the valuation of MMHLLC and MMI.

f.	Common stocks – unaffiliated

Unaffiliated common stocks are carried at fair value, which is based on quoted market prices when available. If quoted market prices are not available, values provided by third-party organizations are used. If values from third parties are unavailable, fair values are determined by management using estimates based upon internal models. The Company’s internal models include estimates based upon comparable company analysis, review of financial statements, broker quotes and last traded price. Fair values resulting from internal models are those expected to be received in an orderly transaction between willing market participants.

Refer to Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” for information on the Company’s policy for determining OTTI.

g.	Mortgage loans

Mortgage loans are valued at the unpaid principal balance of the loan, net of unamortized premium, discount, mortgage origination fees and valuation allowances. Interest income earned on impaired loans is accrued on the outstanding principal balance of the loan based on the loan’s contractual coupon rate. Interest is not accrued for (a) impaired loans more than 60 days past due, (b) delinquent loans more than 90 days past due, or (c) loans that have interest that is not expected to be collected. The Company continually monitors mortgage loans where the accrual of interest has been discontinued, and will resume the accrual of interest on a mortgage loan when the facts and circumstances of the borrower and property indicate that the payments will continue to be received according to the terms of the original or modified mortgage loan agreement.

Refer to Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” for information on the Company’s policy for determining OTTI.

h.	Policy loans

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy, less amounts ceded to reinsurers. At issuance, policy loans are fully secured by the cash surrender value of the policy. Unsecured amounts can occur when subsequent charges are incurred on the underlying policy without the receipt of additional premium. If the premium is not paid during the contractual grace period, the policy will lapse. Unsecured nonadmitted amounts were less than $1 million as of December 31, 2016 and 2015. Policy loans earn interest calculated based upon either a fixed or a variable interest rate. Accrued investment income on policy loans more than 90 days past due is included in the unpaid balance of the policy loan to the extent it does not exceed the cash surrender value of the underlying contract.

i.	Real estate

Investment real estate, which the Company has the intent to hold for the production of income, and real estate occupied by the Company, are carried at depreciated cost, less encumbrances. Depreciation is calculated using the straight-line method over the estimated useful life of the real estate holding, not to exceed 40 years. Depreciation expense is included in net investment income.

Real estate held for sale is initially carried at the lower of depreciated cost or fair value less estimated selling costs and is no longer depreciated. Adjustments to carrying value, including for further declines in fair value, are recorded in a valuation reserve, which is included in realized capital losses.

Fair value is generally estimated using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks. The Company also obtains external appraisals for a rotating selection of properties annually. If an external appraisal is not obtained, an internal appraisal is performed.

Refer to Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” for information on the Company’s policy for determining OTTI.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

j.	Partnerships and limited liability companies

Partnerships and LLCs, except for partnerships that generate and realize low income housing tax credits (LIHTCs), are accounted for using the equity method with the change in the equity value of the underlying investment recorded in surplus. Distributions received are recognized as net investment income to the extent the distribution does not exceed previously recorded accumulated undistributed earnings.

Investments in partnerships that generate LIHTCs are carried at amortized cost unless considered impaired. Under the amortized cost method, the excess of the carrying value of the investment over its estimated residual value is amortized into net investment income during the period in which tax benefits are recognized.

The equity method is suspended if the carrying value of the investment is reduced to zero due to losses from the investment. Once the equity method is suspended, losses are not recorded until the investment returns to profitability and the equity method is resumed. However, if the Company has guaranteed obligations of the investment or is otherwise committed to provide further financial support for the investment, losses will continue to be reported up to the amount of those guaranteed obligations or commitments.

Refer to Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” for information on the Company’s policy for determining OTTI.

k.	Derivatives

Interest rate swaps and credit default swaps associated with replicated assets are valued at amortized cost and all other derivative types are carried at fair value, which is based primarily upon quotations obtained from counterparties and independent sources. These quotations are compared to internally derived prices and a price challenge is lodged with the counterparties and independent sources when a significant difference cannot be explained by appropriate adjustments to the internal model. When quoted market values are not reliable or available, the value is based on an internal valuation process using market observable inputs that other market participants would use. Changes in the fair value of these instruments other than interest rate swaps and credit default swaps associated with replicated assets are recorded as unrealized capital gains (losses) in surplus. Gains and losses realized on settlement, termination, closing or assignment of contracts are recorded as realized capital gains (losses). Amounts receivable and payable are accrued as net investment income.

l.	Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash and cash equivalents and carries them at amortized cost.

Short-term investments, which are carried at amortized cost, consist of all highly liquid investments purchased with maturities of greater than three months and less than or equal to 12 months. Investments in short-term bonds and money market mutual funds are classified as short-term investments.

The carrying value reported in the Statutory Statements of Financial Position for cash, cash equivalents and short-term investment instruments approximates the fair value.

m.	Investment income due and accrued

Accrued investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned on the ex-dividend date.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

n.	Federal income taxes

Total federal income taxes are based upon the Company’s best estimate of its current and DTAs or liabilities. Current tax expense (benefit) is reported in the Statutory Statements of Operations as federal income tax expense (benefit) if resulting from operations and within net realized capital gains (losses) if resulting from invested asset transactions. Changes in the balances of deferred taxes, which provide for book-to-tax temporary differences, are subject to limitations and are reported within various lines within surplus. Accordingly, the reporting of book-to-tax temporary differences, such as reserves and policy acquisition costs, and of book-to-tax permanent differences, such as tax-exempt interest and tax credits, results in effective tax rates in the Statutory Statements of Operations that differ from the federal statutory tax rate.

o.	Other than invested assets

Other than invested assets primarily includes the Company’s investment in corporate-owned life insurance, deferred and uncollected life insurance premium, receivable from subsidiaries and affiliates, reinsurance recoverable, fixed assets and other receivables.

p.	Separate accounts

Separate accounts are segregated funds administered and invested by the Company, the performance of which primarily benefits the policyholders/contract holders with an interest in the separate accounts. Group and individual variable annuity, variable life and other insurance policyholders/contract holders select from among the separate accounts and sub-accounts made available by the Company. The separate accounts and sub-accounts are offered as investment options under certain insurance contracts or policies. The returns produced by separate account assets increase or decrease separate account reserves. Separate account assets consist principally of marketable securities reported at fair value. Except for the Company’s seed money and supplemental accounts, as noted below, and certain guaranteed separate accounts issued in Minnesota, separate account assets can only be used to satisfy separate account liabilities and are not available to satisfy the general obligations of the Company. Separate account administrative and investment advisory fees are included in fees and other income.

Assets may be transferred from the general investments of the Company to seed the separate accounts. When assets are transferred to separate accounts, they are transferred at fair market value. Gains related to the transfer are deferred to the extent that the Company maintains a proportionate interest in the separate account. The deferred gain is recognized as the Company’s ownership decreases or when the separate account sells the underlying asset during the normal course of business. Losses associated with these transfers are recognized immediately.

Separate accounts reflect two categories of risk assumption: nonguaranteed separate accounts for which the policyholder/contract holder assumes the investment risk and guaranteed separate accounts for which the Company contractually guarantees a minimum return, a minimum account value, or both to the policyholder/contract holder. For certain guaranteed separate account products such as interest rate guaranteed products and indexed separate account products, reserve adequacy is performed on a contract-by-contract basis using, as applicable, prescribed interest rates, mortality rates and asset risk deductions. If the outcome from this adequacy analysis produces a deficiency relative to the current account value, a liability is recorded in policyholders’ reserves or liabilities for deposit-type contracts in the Statutory Statements of Financial Position with the corresponding change in the liability recorded as change in policyholders’ reserves or policyholders’ benefits in the Statutory Statements of Operations.

Premium income, benefits and expenses of the separate accounts are included in the Statutory Statements of Operations with the offset recorded in the change in policyholders’ reserves. Investment income, realized capital gains (losses) and unrealized capital gains (losses) on the assets of separate accounts, other than seed money, accrue to policyholders/contract holders and are not recorded in the Statutory Statements of Operations.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

q.	Nonadmitted assets

Assets designated as nonadmitted by the NAIC primarily include pension plan assets, intangibles, certain electronic data processing (EDP) equipment, advances and prepayments, certain investments in partnerships and LLCs for which qualifying audits are not performed, the amount of DTAs (subject to certain limitations) that will not be realized by the end of the third calendar year following the current year end, furniture and equipment, certain other receivables and uncollected premium greater than 90 days past due. Due and accrued income is nonadmitted on: (a) bonds delinquent more than 90 days or where collection of interest is improbable; (b) impaired bonds more than 60 days past due; (c) bonds in default; (d) mortgage loans in default where interest is 180 days past due; (e) rent in arrears for more than 90 days; and (f) policy loan interest due and accrued more than 90 days past due and included in the unpaid balance of the policy loan in excess of the cash surrender value of the underlying contract. Assets that are designated as nonadmitted are excluded from the Statutory Statements of Financial Position through a change in nonadmitted assets on the Statutory Statements of Changes in Surplus.

r.	Reinsurance

The Company enters into reinsurance agreements with affiliated and unaffiliated insurers in the normal course of business to limit its insurance risk or to assume business.

Premium income, benefits to policyholders (including unpaid claims) and policyholders’ reserves are reported net of reinsurance. Premium, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company records a receivable for reinsured benefits paid, but not yet reimbursed by the reinsurer and reduces policyholders’ reserves for the portion of insurance liabilities that are reinsured. Commissions and expense allowances on reinsurance ceded and modified coinsurance (Modco) reserve adjustments on reinsurance ceded are recorded as revenue. Commissions and expense allowances on Retirement Plan Group reinsurance assumed and Modco reserve adjustments on reinsurance assumed are recorded as an expense.

s.	Policyholders’ reserves

Policyholders’ reserves provide for the present value of estimated future obligations in excess of estimated future premium on policies in force.

Reserves for individual life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium or CRVM bases using the American Experience or the 1941, 1958, 1980 or the 2001 Commissioners’ Standard Ordinary mortality tables with assumed interest rates. Reserves for disability riders associated with life contracts are calculated using morbidity rates from the 1952 Period 2 Intercompany Disability Table, modified to reflect the Company’s morbidity experience.

The Company waives deduction of deferred fractional premium at death and returns any portion of the final premium beyond the date of death. Reserves are computed using continuous functions to reflect these practices.

The Company charges a higher premium on certain contracts that cover substandard mortality risk. For these policies, the reserve calculations are based on a substandard mortality rate, which is a multiple of the standard mortality tables.

Certain variable universal life and universal life contracts include features such as guaranteed minimum death benefits (GMDB) or other guarantees that ensure continued death benefit coverage when the policy would otherwise lapse. The value of the guarantee is only available to the beneficiary in the form of a death benefit. The liability for variable and universal life GMDBs and other guarantees is included in policyholders’ reserves and the related change in this liability is included in change in policyholders’ reserves.

Reserves for individual and group payout annuities are developed using accepted actuarial methods computed principally under CARVM using applicable interest rates and mortality tables. Individual payout annuities primarily use the 1971 and 1983 Individual Annuity Mortality and Annuity 2000 tables. Group payout annuities primarily use the 1983 Group Annuity Mortality and 1994 Group Annuity Reserving tables.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Certain individual variable annuity products have a variety of additional guarantees such as GMDBs and variable annuity guaranteed living benefits (VAGLB). The primary types of VAGLBs include guaranteed minimum accumulation benefits (GMAB), guaranteed minimum income benefits (GMIB) including GMIB Basic and GMIB Plus and guaranteed minimum withdrawal benefits (GMWB). In general, these benefit guarantees require the contract owner or policyholder to adhere to a company-approved asset allocation strategy. The liabilities for individual variable annuity GMDBs and VAGLBs are included in policyholders’ reserves and the related changes in these liabilities are included in change in policyholders’ reserves in the Statutory Statement of Operations.

Variable annuity GMDBs provide a death benefit in excess of the contract value if the contract value is less than the guaranteed minimum amount. Some contracts provide that guarantee upon the contract owner’s death and others provide it upon the annuitant’s death. This amount may be based on a return of premium (the premium paid generally adjusted for withdrawals), a roll-up (an accumulation of premium at a specified interest rate adjusted for withdrawals), a reset (the contract value on a specified anniversary date adjusted for subsequent withdrawals, which is allowed to decrease when reset) or a ratchet (the contract value on a specified anniversary date adjusted for subsequent withdrawals, which is never allowed to decrease when reset). For a variable annuity contract, a decline in the stock or bond market causing the contract value to fall below the guaranteed specified amount will increase the net amount at risk, which is the amount of the GMDBs in excess of the contract value.

GMABs provide the annuity contract holder with a guaranteed minimum contract value at the end of the product’s guarantee period. If the contract value is below that guarantee at the end of the period, the contract value is increased to the guaranteed minimum account benefit value and the contract continues from that point. Options for the guarantee period are 10, 12, 20 and 26 years.

GMWBs provide the annuity contract holder with a guarantee that a minimum amount will be available for withdrawal annually for life regardless of the contract value.

GMIBs provide the annuity contract holder with a guaranteed minimum amount when the contract is annuitized. The GMIBs would be beneficial to the contract holder if the contract holder’s contract value would otherwise not provide a higher annuitization value using currently offered rates at the time of annuitization. GMIBs generally anticipate payout between ages 60 and 90. The Company issued GMIB Basic from 2002 to 2007.

GMIB Plus replaced GMIB Basic and was issued from 2007 to 2009. GMIB Plus includes a product version, which provides a minimum floor amount that can be applied to an annuity option. The GMIB Plus value is equal to the initial purchase amount increased by a compound annual interest rate. If a contract owner takes a withdrawal, the GMIB Plus value is recalculated by making an adjustment for withdrawals. There are two types of adjustments for withdrawals: (1) Dollar for dollar adjustment – during each contract year, the GMIB Plus value will be lower for each dollar that is withdrawn up to and equal to the current contract year interest credited on the GMIB Plus value; (2) Pro-rata adjustment – during each contract year, for any amount withdrawn that exceeds the current contract year interest credited on the GMIB Plus value, the GMIB Plus value will be further reduced by a pro-rata adjustment. Such a withdrawal will negatively impact the GMIB Plus value. GMIB Plus cannot be annuitized within ten years of contract issuance as the rider can only be exercised after a ten year waiting period has elapsed. This guarantee was only available upon contract issuance.

Reserves for individual and group fixed deferred annuities are developed using accepted actuarial methods computed principally under CARVM using applicable interest rates and mortality tables. Individual deferred annuities primarily use the 1971 and 1983 Individual Annuity Mortality and Annuity 2000 tables. Group deferred annuities primarily use the 1983 Group Annuity Mortality and 1994 Group Annuity Reserving tables.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Reserves for individual and group variable deferred annuities are developed using accepted actuarial methods computed principally under CARVM for variable annuities using applicable interest rates and mortality tables. Individual variable deferred annuities primarily use the 1994 Minimum Guaranteed Death Benefit or Annuity 2000 tables. The liability is evaluated under both a standard scenario and stochastic scenarios net of currently held applicable hedge asset cash flows. The Company holds the reserve liability valuation at the higher of the standard or stochastic scenario values. Based on the Company’s currently held hedges, if market interest rates increase, the fair value of the Company hedges would decrease in value and reserves would decrease. Should market interest rates decrease, the fair value of the Company hedges would increase in value and reserves would increase. In addition, the Company elected to hold additional reserves above those indicated based on the stochastic or standard scenario in order to maintain a prudent level of reserve adequacy.

The standard scenario is a prescriptive reserve with minimal company discretion. The primary driver of the standard scenario result is the composition of the in force policies, with the key factor being the extent to which the product guarantees are “in the money.” The value of the reserve guarantees under the standard scenario is driven primarily by equity markets.

For the stochastic scenarios, the Company uses the American Academy of Actuaries’ scenarios. Prudent estimate assumptions are used for mortality, expenses and commissions, investment management fees, taxes and policyholder behavior including lapses, partial withdrawals, annuitization and additional premium. These assumptions are consistent with those used for asset adequacy testing and are based on Company experience. Stochastic reserves are driven by the degree that the variable annuity benefits are “in the money” at projected interest rates and equity market levels, expenses, discount rates, net derivative values, and policyholder behavior.

Separate accounts include certain group annuity contracts used to fund retirement plans that offer a guarantee of a contract holder’s principal, which can be withdrawn over a stated period of time. These contracts offer a stated rate of return backed by the Company. Contract payments are not contingent upon the life of the retirement plan participants.

Disability income policy reserves are generally calculated using the two-year preliminary term method and actuarially accepted morbidity tables using the 1964 Commissioners’ Disability Table and the 1985 Commissioners’ Individual Disability Table A with assumed interest and mortality rates in accordance with applicable statutes and regulations.

Disabled life claim reserves are generally calculated using actuarially accepted methodologies and actuarially accepted morbidity tables using the 1964 Commissioners’ Disability Table and 1985 Commissioners’ Individual Disability Tables A and C with assumed interest rates in accordance with applicable statutes and regulations.

Long-term care (LTC) policy reserves are generally calculated using the one-year preliminary term method and actuarially accepted morbidity, mortality and lapse tables with assumed interest rates in accordance with applicable statutes and regulations.

LTC claim reserves are generally calculated using actuarially accepted methodologies and actuarially accepted morbidity tables with assumed interest rates in accordance with applicable statutes and regulations.

Unpaid claims and claim expense reserves are related to disability and LTC claims. Unpaid disability claim liabilities are projected based on the average of the last three disability payments. LTC unpaid claim liabilities are projected using policy specific daily benefit amounts and aggregate utilization factors. Claim expense reserves are based on an analysis of the unit expenses related to the processing and examination of new and ongoing claims. Interest accrued on reserves is calculated by applying NAIC prescribed interest rates to the average reserves by year incurred.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Tabular interest, tabular reserves, reserves released, and tabular cost for all life and annuity contracts and supplementary contracts involving life contingencies are determined in accordance with NAIC Annual Statement instructions. For tabular interest, whole life and term products use a formula that applies a weighted average interest rate determined from a seriatim valuation file to the mean average reserves. Universal life, variable life, group life, annuity and supplemental contracts use a formula that applies a weighted average credited rate to the mean account value. For contracts without an account value (e.g., a Single Premium Immediate Annuity) a weighted average statutory valuation rate is applied to the mean statutory reserve or accepted actuarial methods using applicable interest rates are applied.

All policyholders’ reserves and accruals are presented net of reinsurance. Management believes that these liabilities and accruals represent management’s best estimate and will be sufficient, in conjunction with future revenues, to meet future anticipated obligations of policies and contracts in force.

t.	Liabilities for deposit-type contracts

Liabilities for funding agreements, dividend accumulations, premium deposit funds, investment-type contracts such as supplementary contracts not involving life contingencies and certain structured settlement annuities are based on account value or accepted actuarial methods using applicable interest rates.

u.	Participating contracts

Participating contracts are those that may be eligible to share in any dividends declared by the Company. Participating contracts issued by the Company represented 54% of the Company’s policyholders’ reserves and liabilities for deposit-type contracts as of December 31, 2016 and 56% as of December 31, 2015.

v.	Policyholders’ dividends

Dividends expected to be paid to policyholders in the following year are approved annually by MassMutual’s Board of Directors and are recorded as an expense in the current year. The allocation of these dividends to policyholders reflects the relative contribution of each group of participating policies to surplus and considers, among other factors, investment returns, mortality and morbidity experience, expenses and taxes. The liability for policyholders’ dividends includes the estimated amount of annual dividends and settlement dividends. A settlement dividend is an extra dividend payable at termination of a policy upon maturity, death or surrender.

w.	Asset valuation reserve

The Company maintains an AVR that is a contingency reserve to stabilize surplus against fluctuations in the carrying value of common stocks, real estate, partnerships and LLCs as well as credit-related changes in the value of bonds, preferred stocks, mortgage loans, and certain derivatives. The AVR is reported as a liability within the Statutory Statements of Financial Position and the change in AVR, net of tax, is reported within the Statutory Statements of Changes in Surplus.

x.	Repurchase agreements

Repurchase agreements are contracts under which the Company sells securities and simultaneously agrees to repurchase the same or substantially the same securities. These repurchase agreements are carried at cost and accounted for as collateralized borrowings with the proceeds from the sale of the securities recorded as a liability while the underlying securities continue to be recorded as an investment by the Company. Earnings on these investments are recorded as investment income and the difference between the proceeds and the amount at which the securities will be subsequently reacquired is amortized as interest expense. Repurchase agreements are used as a tool for overall portfolio management to help ensure the Company maintains adequate assets in order to provide yield, spread and duration to support liabilities and other corporate needs.

The Company provides collateral, as dictated by the repurchase agreements, to the counterparty in exchange for a loan. If the fair value of the securities sold becomes less than the loan, the counterparty may require additional collateral.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The carrying value reported in the Statutory Statements of Financial Position for repurchase agreements approximates the fair value.

y.	Commercial paper

The Company issues commercial paper (CP) in the form of unsecured notes. Interest on CP is calculated using a 360-day year based on the actual number of days elapsed. Due to the short-term nature of CP, the carrying value approximates fair value.

z.	Interest maintenance reserve

The Company maintains an IMR that is used to stabilize net income against fluctuations in interest rates. After-tax realized capital gains (losses), which result from changes in interest rates for all types of fixed-income investments and interest-related derivatives, are deferred into the IMR and amortized into net investment income using the grouped amortization method. In the grouped amortization method, assets are grouped based on years of maturity. IMR is reduced by the amount ceded to reinsurers when entering into in force coinsurance ceding agreements. The IMR is included in other liabilities, or if negative, is recorded as a nonadmitted asset.

aa.	Employee compensation plans

The Company has a long-term incentive compensation plan, under which certain employees of the Company and its subsidiaries may be issued phantom share-based compensation awards. These awards include Phantom Stock Appreciation Rights (PSARs) and Phantom Restricted Stock (PRS). These awards do not grant an equity or ownership interest in the Company.

PSARs provide the participant with the opportunity to share in the value created in the total enterprise. The PSAR value is the appreciation in the phantom stock price between the grant price and the share price at the time of exercise. Awards can only be settled in cash. PSARs typically cliff vest at the end of three years and expire five years after the date of grant. Vested PSARs may be exercised during quarterly two-week exercise periods prior to expiration. The compensation expense for an individual award is recognized over the service period.

PRS provide the participant with the opportunity to share in the value created in the total enterprise. Participants receive the full phantom share value (grant price plus/minus any change in share price) over the award period. Awards can only be settled in cash. PRS typically vests on a graded basis over five years, one third per year after years three, four and five. On each vesting date, a lump sum cash settlement is paid to the participant based on the number of shares vested multiplied by the most recent phantom stock price. Compensation expense is recognized on the accelerated attribution method. The accelerated attribution method recognizes compensation expense over the vesting period by which each separate payout year is treated as if it were, in substance, a separate award.

All awards granted under the Company’s plans are compensatory classified awards. Compensation costs are based on the most recent quarterly calculated intrinsic value of the PSARs (current share price less grant price per share not less than zero) and PRS (current share price per share), considering vesting provisions, net of forfeiture assumptions and are included in the Statutory Statements of Financial Position as a liability in general expenses due or accrued. The compensation expense for an individual award is recognized over the service period. The cumulative compensation expense for all outstanding awards in any period is equal to the change in calculated liability period over period. The requisite service period for the awards is the vesting period.

At the time of death or disability, awards contain vesting conditions, whereby employees’ unvested awards immediately vest on an accelerated basis with a one-year exercise period for PSARs, full accelerated vesting and settlement for PRS awards granted 2016 and after. For PRS awards granted prior to 2016, awards vest on a pro-rata basis with immediate settlement.

At the time of retirement, for awards granted beginning in 2016, both PRS and PSAR vest according to the original grant terms. For awards granted prior to 2016, unvested awards immediately vest on an accelerated basis with a two-year exercise period for PSARs, and a pro-rata basis with immediate settlement for PRS.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The phantom share price is determined as the greater of the share price calculated using management basis core operating earnings or the share price calculated using management basis equity. This phantom share price is calculated and communicated to all participants quarterly and is used in calculating the liability of the Company based on intrinsic value.

bb.	Other liabilities

Other liabilities primarily consist of the derivative interest expense liability, liability for employee benefits, pending security settlements, unearned income and remittances and items not allocated.

cc.	Premium and related expense recognition

Life insurance premium revenue is generally recognized annually on the anniversary date of the policy. However, premium for flexible products, primarily universal life and variable universal life contracts, is recognized as revenue when received. Annuity premium is recognized as revenue when received. Disability income and LTC premium is recognized as revenue when due.

Premium revenue is adjusted by the related deferred premium adjustment. Deferred premium adjusts for the overstatement created in the calculation of reserves as the reserve computation assumes the entire year’s net premium is collected annually at the beginning of the policy year and does not take into account installment or modal payments.

Commissions and other costs related to issuance of new policies and policy maintenance and settlement costs are charged to current operations when incurred. Surrender fee charges on certain life and annuity products are recorded as a reduction of benefits and expenses.

dd.	Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)

Realized capital gains (losses), net of taxes, exclude gains (losses) deferred into the IMR and gains (losses) of the separate accounts. Realized capital gains (losses), including OTTI, are recognized in net income and are determined using the specific identification method.

Bonds - general

The Company employs a systematic methodology to evaluate OTTI by conducting a quarterly analysis of bonds. The impairment review process provides a framework for determining OTTI in a manner consistent with market participant assumptions. The Company considers the following factors, where applicable depending on the type of securities, in the evaluation of whether a decline in value is other than temporary: (a) the likelihood that the Company will be able to collect all amounts due according to the contractual terms of the debt security; (b) the present value of the expected future cash flows of the security; (c) the characteristics, quality and value of the underlying collateral or issuer securing the position; (d) collateral structure; (e) the length of time and extent to which the fair value has been below amortized cost; (f) the financial condition and near-term prospects of the issuer; (g) adverse conditions related to the security or industry; (h) the rating of the security; (i) the Company’s ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery to amortized cost; and (j) other qualitative and quantitative factors in determining the existence of OTTI including, but not limited to, unrealized loss trend analysis and significant short-term changes in value.

In addition, if the Company has the intent to sell, or the inability, or lack of intent to retain the investment for a period sufficient to recover the amortized cost basis, an OTTI is recognized as a realized loss equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date.

When a bond is other-than-temporarily impaired, a new cost basis is established.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Bonds - corporate

For corporate securities, if it is determined that a decline in the fair value of a bond is other than temporary, OTTI is recognized as a realized loss equal to the difference between the investment’s amortized cost basis and, generally, its fair value at the balance sheet date.

Bonds - loan-backed and structured securities

For loan-backed and structured securities, if the present value of cash flows expected to be collected is less than the amortized cost basis of the security, an OTTI is recognized as a realized loss equal to the difference between the investment’s amortized cost basis and the present value of cash flows expected to be collected. The expected cash flows are discounted at the security’s effective interest rate. Internal inputs used in determining the amount of the OTTI on structured securities include collateral performance, prepayment speeds, default rates, and loss severity based on borrower and loan characteristics, as well as deal structure including subordination, over-collateralization and cash flow priority.

ABS and MBS are evaluated for OTTI using scenarios and assumptions based on the specifics of each security including collateral type, loan type, vintage and subordination level in the structure. Cash flow estimates are based on these assumptions and inputs obtained from external industry sources along with internal analysis and actual experience. Where applicable, assumptions include prepayment speeds, default rates and loss severity, weighted average maturity and changes in the underlying collateral values.

The Company has a review process for determining if CDOs are at risk for OTTI. For the senior, mezzanine and junior debt tranches, cash flows are modeled using multiple scenarios based on the current ratings and values of the underlying corporate credit risks and incorporating prepayment and default assumptions that vary according to collateral attributes of each CDO. The prepayment and default assumptions are varied within each model based upon rating (base case), historical expectations (default), rating change improvement (optimistic), rating change downgrade (pessimistic) and fair value (market). The default rates produced by these multiple scenarios are assigned an expectation weight according to current market and economic conditions and fed into a final scenario. OTTI is recorded if this final scenario results in the loss of any principal or interest payments due.

For the most subordinated junior CDO tranches, the present value of the projected cash flows in the final scenario is measured using an effective yield. If the current book value of the security is greater than the present value measured using an effective yield, an OTTI is taken in an amount sufficient to produce its effective yield. Certain CDOs cannot be modeled using all of the scenarios because of limitations on the data needed for all scenarios. The cash flows for these CDOs, including foreign currency denominated CDOs, are projected using a customized scenario management believes is reasonable for the applicable collateral pool.

For loan-backed and structured securities, any difference between the new amortized cost basis and any increased present value of future cash flows expected to be collected is accreted into net investment income over the expected remaining life of the bond.

Common and preferred stock

The cost basis of common and preferred stocks is adjusted for impairments deemed to be other than temporary. The Company considers the following factors in the evaluation of whether a decline in value is other than temporary: (a) the financial condition and near-term prospects of the issuer; (b) the Company’s ability and intent to retain the investment for a period sufficient to allow for a near-term recovery in value; and (c) the period and degree to which the value has been below cost. The Company conducts a quarterly analysis of issuers whose common or preferred stock is not-in-good standing or valued below 80% of cost. The Company also considers other qualitative and quantitative factors in determining the existence of OTTI including, but not limited to, unrealized loss trend analysis and significant short-term changes in value.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Mortgage loans

The Company performs internal reviews at least annually to determine if individual mortgage loans are performing or nonperforming. The fair values of performing mortgage loans are estimated by discounting expected future cash flows using current interest rates for similar loans with similar credit risk. For nonperforming loans, the fair value is the estimated collateral value of the underlying real estate. If foreclosure is probable, the Company will obtain an external appraisal.

Mortgage loans are considered to be impaired when, based upon current available information and events, it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement. A valuation allowance is recorded on a loan-by-loan basis in net unrealized capital losses for the excess of the carrying value of the mortgage loan over the fair value of its underlying collateral. Such information or events could include property performance, capital budgets, future lease roll, a property inspection as well as payment trends. Collectability and estimated decreases in collateral values are also assessed on a loan-by-loan basis considering all events and conditions relevant to the loan. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available, as changes occur in the market or as negotiations with the borrowing entity evolve. If there is a change in the fair value of the underlying collateral or the estimated loss on the loan, the valuation allowance is adjusted accordingly. An OTTI occurs upon the realization of a credit loss, typically through foreclosure or after a decision is made to accept a discounted payoff, and is recognized in realized capital losses. The previously recorded valuation allowance is reversed from unrealized capital losses. When an OTTI is recorded, a new cost basis is established reflecting estimated value of the collateral.

Real estate

For real estate held for the production of income, depreciated cost is adjusted for impairments whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable, with the impairment being included in realized capital losses. An impairment is recorded when the property’s estimated future net operating cash flows over ten years, undiscounted and without interest charges, is less than book value.

Adjustments to the carrying value of real estate held for sale are recorded in a valuation reserve as realized capital losses when the fair value less estimated selling costs is less than the carrying value.

Partnerships and LLCs

When it is probable that the Company will be unable to recover the outstanding carrying value of an investment based on undiscounted cash flows, or there is evidence indicating an inability of the investee to sustain earnings to justify the carrying value of the investment, OTTI is recognized in realized capital losses reflecting the excess of the carrying value over the estimated fair value of the investment. The estimated fair values of limited partnership interests are generally based on the Company’s share of the net asset value (NAV) as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

For determining impairments in partnerships that generate LIHTCs, the Company uses the present value of all future benefits, the majority of which are tax credits, discounted at a risk-free rate for future benefits of ten or more years and compares the results to its current book value. Impairments are recognized in realized capital losses reflecting the excess of the carrying value over the estimated fair value of the investment.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Unrealized capital gains (losses)

Unrealized capital gains (losses) include changes in the fair value of derivatives, excluding interest rate swaps and credit default index swaps associated with replicated assets; currency translation adjustments on foreign-denominated bonds; changes in the fair value of unaffiliated common stocks; changes in the fair value of bonds and preferred stocks that are carried at fair value; and changes in the inflation adjustments on U.S Treasury inflation-indexed securities. Changes in the Company’s equity investments in partnerships and LLCs, including the earnings as reported on the financial statements, earnings recorded as accumulated undistributed earnings, foreign exchange asset valuation and mark-to-market on operating assets, and certain subsidiaries and affiliates are also reported as changes in unrealized capital gains (losses). Unrealized capital gains (losses) are recorded as a change in net unrealized capital gains (losses), net of tax, within the Statutory Statements of Changes in Surplus.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

3.	New accounting standards

Adoption of new accounting standards

In April and August 2016, the NAIC adopted and made effective modifications to SSAP No. 1, Accounting Policies, Risks & Uncertainties, and Other Disclosures. The modifications clarify that the disclosure presentation for permitted and prescribed practices should include practices that result in different statutory accounting reporting (such as gross or net) presentations that differ from the Accounting Practices and Procedures (AP&P) Manual. The modifications also clarified that disclosure of restricted assets should be included in the annual financial statements, and, pursuant to the AP&P manual preamble, in the interim financial statements if significant changes have occurred since the annual statement. These modifications did not have an impact on the Company’s financial statements.

In June 2016, the NAIC adopted and made effective a modification to SSAP No. 92, Postretirement Benefits Other than Pensions, and SSAP No. 102, Pensions. The modification allows the use of the spot yield curve method as an alternative to the single weighted-average discount rate to measure net periodic benefit costs. Under SSAPs No. 92 and 102, a commonly used measurement approach is to develop a single weighted-average discount rate determined at the pension plan measurement date based on the projected future benefit payments used in determining the pension obligation. The new alternative spot yield curve approach measures the service cost and interest cost components of net periodic benefit costs by using individual duration-specific spot discount rates derived from an acceptable high-quality corporate bond yield curve and matched with separate cash flows for each future year. The Company did not elect to measure its pension and postretirement obligations using the spot yield curve alternative method. As a result, this modification did not have an impact on the Company’s financial statements.

In June 2016, the NAIC adopted and made effective modifications to SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities. The modifications clarify which entities are subject to the subsidiary, controlled and affiliated (SCA) disclosure and add a new appendix detailing the filing guidance that was previously included within the Purposes and Procedures Manual of the NAIC Investment Analysis Office for SCA entities. These modifications did not have an impact on the Company’s financial statements.

In June 2016, the NAIC adopted modifications to SSAP No. 2, Cash, Drafts and Short-Term Investments, SSAP No. 26, Bonds, Excluding Loan-backed and Structured Securities, and SSAP No. 30, Unaffiliated Common Stock, which were effective September 30, 2016. These modifications clarify the accounting for short-term investments and the classification of Money Market Mutual Funds registered under the Investment Company Act of 1940 (the Act) and regulated under rule 2a-7 of the Act as short-term investments under SSAP No. 2. While retaining the short-term classification, Money Market Mutual Funds may be accounted for under SSAP No. 26 or SSAP No. 30. These modifications did not have a significant impact on the Company’s financial statements.

In June 2016, the NAIC adopted modifications to SSAP No. 1, Accounting Policies, Risks & Uncertainties, and Other Disclosures, which are effective December 31, 2016. These modifications require the reporting entity to disclose the amount and nature of any assets reflected within the reporting entity’s financial statements that were received as collateral and the recognized liability to return these collateral assets. The Company has adopted these modifications.

In August 2016, the NAIC adopted and made effective modifications to SSAP No. 86, Derivatives. The modifications incorporate swaptions which are contracts granting the owner the right but not the obligation to enter into an underlying swap, as an example of a derivative instrument. This modification did not have an impact on the Company’s financial statements.

In August 2016, the NAIC adopted and made effective modifications to SSAP No. 51, Life Contracts. These modifications clarify that annual assumption changes from reserving methods used in principles-based reserving (PBR) would not qualify as a change in valuation basis. Changes in valuation basis are recorded directly to surplus instead of through income. This modification was made to accommodate PBR which becomes effective January 1, 2017. This modification did not have an impact on the Company’s financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Future adoption of new accounting standards

In April 2016, the NAIC issued SSAP No. 41R, Surplus Notes, which is effective January 1, 2017 and the adoption of these modifications should be accounted for as a change in accounting principle in accordance with SSAP No. 3, Accounting Changes and Corrections of Errors. These modifications require surplus notes with a designation equivalent to NAIC 3 through 5 to be reported at the lesser of amortized cost or fair value. Currently these surplus notes are reported at amortized cost. The modifications also incorporate guidance to clarify when surplus notes shall be nonadmitted, an unrealized loss should be recognized, and an OTTI assessment should be performed. The adoption of these modifications is not expected to have an impact on the Company’s financial statements.

In June 2016, the NAIC issued SSAP No. 103R, Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which is effective January 1, 2017. These modifications require that obligations to deliver securities resulting from short sales are accounted for as contra-assets, measured at fair value with changes in fair value recognized as unrealized gains and losses, and new disclosures about short sale transactions. Unrealized gains and losses are realized upon settlement of the short sale obligation. Interest on short sale positions is accrued periodically and reported as interest expense. The adoption of these modifications is not expected to have an impact on the Company’s financial statements.

In June 2016, the NAIC adopted substantive revisions to SSAP No. 51, Life Contracts, to incorporate references to the Valuation Manual (VM) and to facilitate the implementation of PBR, which is effective on January 1, 2017. The adoption of PBR will be phased-in over three years and only applies to new policies issued after the revised Standard Valuation Law and VM are in effect. Under the current system of reserving, formulas and assumptions are used to determine reserves as prescribed by state laws and regulations. Under PBR, companies will hold the higher of (a) the reserve using prescribed factors and (b) the PBR reserve which considers a wide range of future economic conditions, computed using justified company experience factors, such as mortality, policyholder behavior and expenses. The adoption of the modifications to SSAP No. 51 relating to PBR will not affect the inforce block of business issued prior to the January 1, 2017 effective date.

In June 2016, the NAIC made modifications to SSAP No. 26, Bonds, Excluding Loan-backed and Structured Securities, and SSAP No. 43R, Loan-backed and Structured Securities, which are to be prospectively applied effective January 1, 2017 with early application permitted. These modifications clarified that the amount of prepayment penalties or acceleration fees reported as investment income should equal the total proceeds received less the par value of the investment; and any difference between the carrying value and the par value at the time of disposal should be reported as realized capital gains and losses. These modifications also added specific disclosures related to securities sold, redeemed or otherwise disposed of as a result of a callable feature. The Company is currently assessing these modifications.

In December 2016, the NAIC adopted revisions to SSAP No. 2R, Cash, Drafts, and Short-Term Investments, which is effective on December 31, 2017. These revisions require that money market mutual funds shall be (a) reclassified from short-term investments to cash equivalents and (b) valued at fair value or NAV as a practical expedient. The Company is currently reviewing this guidance to determine the effect on its financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

4.	Investments

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

a.	Bonds

The carrying value and fair value of bonds were as follows:

	December 31, 2016

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(In Millions)

U.S. government and agencies	$6,819	$562	$54	$7,327
All other governments	924	37	27	934
States, territories and possessions	676	52	5	723
Political subdivisions	483	33	2	514
Special revenue	5,605	588	26	6,167
Industrial and miscellaneous	62,806	2,427	755	64,478
Parent, subsidiaries and affiliates	6,508	128	32	6,604

Total	$83,821	$3,827	$901	$86,747

The December 31, 2016 gross unrealized losses exclude $23 million of losses included in the carrying value. These losses include $19 million from NAIC Class 6 bonds and $4 million from RMBS and CMBS whose ratings were obtained from outside modelers. These losses were primarily included in industrial and miscellaneous or parent, subsidiaries and affiliates.

	December 31, 2015

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(In Millions)

U.S. government and agencies	$8,015	$635	$124	$8,526
All other governments	762	34	34	762
States, territories and possessions	727	54	5	776
Political subdivisions	468	37	2	503
Special revenue	5,414	657	10	6,061
Industrial and miscellaneous	57,984	1,823	1,547	58,260
Parent, subsidiaries and affiliates	6,177	190	27	6,340

Total	$79,547	$3,430	$1,749	$81,228

The December 31, 2015 gross unrealized losses exclude $37 million of losses included in the carrying value of NAIC Class 6 bonds. These losses were primarily included in industrial and miscellaneous or parent, subsidiaries and affiliates.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The quality of the bond portfolio is determined by the use of SVO ratings and the equivalent rating agency designations, except for RMBS and CMBS that use outside modelers. The following sets forth the NAIC class ratings for the bond portfolio including RMBS and CMBS:

		December 31,
		2016		2015

NAIC Class	Equivalent Rating Agency Designation	Carrying Value	% of Total	Carrying Value	% of Total

		($ In Millions)

1	Aaa/ Aa/ A	$47,693	57%	$45,654	57%
2	Baa	29,069	35	27,614	35
3	Ba	3,256	4	3,002	4
4	B	2,390	3	2,150	3
5	Caa and lower	1,049	1	769	1
6	In or near default	364	-	358	-

	Total	$83,821	100%	$79,547	100%

The following summarizes NAIC ratings for RMBS and CMBS subject to NAIC modeling:

	December 31,
	2016				2015

	RMBS		CMBS		RMBS		CMBS

NAIC Class	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total

	($ In Millions)

1	$793	100%	$1,694	100%	$983	100%	$2,142	100%
2	-	-	-	-	1	-	9	-
3	-	-	-	-	-	-	8	-
4	-	-	-	-	-	-	4	-
5	-	-	6	-	-	-	1	-
6	-	-	5	-	-	-	4	-

	$793	100%	$1,705	100%	$984	100%	$2,168	100%

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following is a summary of the carrying value and fair value of bonds as of December 31, 2016 by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties. Securities with more than one maturity date are included in the table using the final maturity date.

	Carrying Value	Fair Value

	(In Millions)

Due in one year or less	$2,486	$2,506
Due after one year through five years	20,535	21,200
Due after five years through ten years	24,771	25,362
Due after ten years	36,029	37,679

Total	$83,821	$86,747

Sales proceeds and related gross realized capital gains (losses) from bonds were as follows:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Proceeds from sales	$6,097	$4,267	$5,429
Gross realized capital gains from sales	132	216	411
Gross realized capital losses from sales	(248)	(74)	(24)

The following is a summary of the fair values and gross unrealized losses aggregated by bond category and length of time that the securities were in a continuous unrealized loss position:

	December 31, 2016

	Less Than 12 Months			12 Months or Longer

	Fair Value	Unrealized Losses	Number of Issuers	Fair Value	Unrealized Losses	Number of Issuers

	($ In Millions)

U.S. government and agencies	$757	$51	13	$87	$3	4
All other governments	451	24	47	20	1	8
States, territories and possessions	63	1	5	42	4	2
Political subdivisions	55	2	13	-	-	-
Special revenue	779	24	172	41	2	138
Industrial and miscellaneous	15,535	452	1,257	7,330	324	666
Parent, subsidiaries and affiliates	3,878	29	8	409	7	20

Total	$21,518	$583	1,515	$7,929	$341	838

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The December 31, 2016 unrealized losses include $23 million of losses included in the carrying value. These losses include $19 million from NAIC Class 6 bonds and $4 million from RMBS and CMBS whose ratings were obtained from outside modelers. These losses were primarily included in industrial and miscellaneous or parent, subsidiaries and affiliates.

	December 31, 2015
	Less Than 12 Months			12 Months or Longer
	Fair Value	Unrealized Losses	Number of Issuers	Fair Value	Unrealized Losses	Number of Issuers

	($ In Millions)

U.S. government and agencies	$2,079	$122	12	$123	$3	3
All other governments	355	22	40	56	10	15
States, territories and possessions	131	5	7	-	-	-
Political subdivisions	90	2	9	-	-	-
Special revenue	465	8	110	46	3	132
Industrial and miscellaneous	23,140	1,016	2,040	6,360	543	608
Parent, subsidiaries and affiliates	237	20	17	593	32	16

Total	$26,497	$1,195	2,235	$7,178	$591	774

The December 31, 2015 unrealized losses include $37 million of losses included in the carrying value of NAIC Class 6 bonds.

As of December 31, 2016 and 2015, management has not deemed these unrealized losses to be other than temporary because the investment’s carrying value is expected to be realized and the Company has the ability and intent not to sell these investments until recovery, which may be at maturity.

As of December 31, 2016, investments in structured and loan-backed securities that had unrealized losses, which were not recognized in earnings, had a fair value of $7,939 million. Securities in an unrealized loss position for less than 12 months had a fair value of $3,270 million and unrealized losses of $62 million. Securities in an unrealized loss position for greater than 12 months had a fair value of $4,669 million and unrealized losses of $103 million. These securities were primarily categorized as industrial and miscellaneous or parent, subsidiaries and affiliates.

As of December 31, 2015, investments in structured and loan-backed securities that had unrealized losses, which were not recognized in earnings, had a fair value of $9,116 million. Securities in an unrealized loss position for less than 12 months had a fair value of $4,782 million and unrealized losses of $110 million. Securities in an unrealized loss position for greater than 12 months had a fair value of $4,334 million and unrealized losses of $168 million. These securities were primarily categorized as industrial and miscellaneous or parent, subsidiaries and affiliates.

In the course of the Company’s investment management activities, securities may be sold and reacquired within 30 days to enhance the Company’s yield on its investment portfolio. The Company did not sell any securities with the NAIC Designation 3 or below for the years ended December 31, 2016 or 2015, that were reacquired within 30 days of the sale date.

The Company had assets on deposit with government authorities or trustees, as required by law, in the amount of $9 million as of December 31, 2016 and $8 million as of December 31, 2015.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Residential mortgage-backed exposure

RMBS are included in the U.S. government and agencies, special revenue, and industrial and miscellaneous bond categories. The Alt-A category includes option adjustable-rate mortgages and the subprime category includes ‘scratch and dent’ or reperforming pools, high loan-to-value pools, and pools where the borrowers have very impaired credit but the average loan-to-value is low, typically 70% or below. In identifying Alt-A and subprime exposure, management used a combination of qualitative and quantitative factors, including FICO scores and loan-to-value ratios.

As of December 31, 2016, RMBS had a total carrying value of $1,516 million and a fair value of $1,728 million, of which approximately 23%, based on carrying value, was classified as Alt-A. Alt-A and subprime RMBS had a total carrying value of $686 million and a fair value of $825 million.

As of December 31, 2015, RMBS had a total carrying value of $1,887 million and a fair value of $2,139 million, of which approximately 23%, based on carrying value, was classified as Alt-A. Alt-A and subprime RMBS had a total carrying value of $851 million and a fair value of $1,005 million.

During the year ended December 31, 2016, there were no significant credit downgrades for the securities held by the Company that were backed by residential mortgage pools.

Leveraged loan exposure

Leveraged loans are loans extended to companies that already have considerable amounts of debt. The Company reports leveraged loans as bonds. These leveraged loans have interest rates higher than typical loans, reflecting the additional risk of default from issuers with high debt-to-equity ratios.

As of December 31, 2016, total leveraged loans and leveraged loan CDOs had a carrying value of $10,550 million and a fair value of $10,556 million, of which approximately 88%, based on carrying value, were domestic leveraged loans and CDOs.

As of December 31, 2015, total leveraged loans and leveraged loan CDOs had a carrying value of $9,711 million and a fair value of $9,588 million, of which approximately 89%, based on carrying value, were domestic leveraged loans and CDOs.

Commercial mortgage-backed exposure

The Company holds bonds backed by pools of commercial mortgages. The mortgages in these pools have varying risk characteristics related to underlying collateral type, borrower’s risk profile and ability to refinance and the return provided to the borrower from the underlying collateral. These investments had a carrying value of $1,982 million and fair value of $2,000 million as of December 31, 2016 and a carrying value of $2,252 million and fair value of $2,291 million as of December 31, 2015.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

b.	Preferred stocks

The carrying value and fair value of preferred stocks were as follows:

	December 31,
	2016	2015

	(In Millions)

Carrying value	$465	$533
Gross unrealized gains	43	30
Gross unrealized losses	(26)	(43)

Fair value	$482	$520

As of December 31, 2016, investments in preferred stocks in an unrealized loss position included holdings with a fair value of $125 million in four issuers, all of which were in an unrealized loss position for more than 12 months. As of December 31, 2015, investments in preferred stocks in an unrealized loss position included holdings with a fair value of $188 million in seven issuers, $84 million of which were in an unrealized loss position for more than 12 months. Based upon the Company’s impairment review process discussed in Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” the decline in value of these securities was not considered to be other than temporary as of December 31, 2016 or 2015.

The Company held preferred stocks for which the transfer of ownership was restricted by contractual requirements with carrying values of $304 million as of December 31, 2016 and $347 million as of December 31, 2015.

c.	Common stocks – subsidiaries and affiliates

The Company has two primary domestic life insurance subsidiaries, C.M. Life, which primarily provides fixed and variable annuities and universal life insurance business, and MML Bay State, a subsidiary of C.M. Life, which primarily issues variable life and bank-owned life insurance (BOLI) policies.

Summarized below is certain combined statutory financial information for the unconsolidated domestic life insurance subsidiaries:

	As of and for Years Ended
	December 31,
	2016	2015	2014

	(In Billions)

Total revenue	$0.5	$0.8	$0.8
Net income	0.1	0.1	0.2
Assets	13.0	13.3	13.2
Liabilities	11.5	11.9	11.9
Shareholder’s equity	1.5	1.4	1.3

MMHLLC is the parent of subsidiaries that include Oppenheimer Acquisition Corp. (OAC) and Barings LLC (Barings) and, for 2015 and 2014, includes investments in international life insurance operations in Japan and Hong Kong. These subsidiaries deal in markets that include retail and institutional asset management entities, registered broker dealers, and international life and annuity operations.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

On October 1, 2016, MassMutual purchased MMI from MMHLLC for $3,904 million, which represented MMHLLC’s carrying value of MMI. MassMutual purchased MMI with cash and invested assets with a carrying value of $3,788 million, net of deferred tax, and deferred a $116 million gain on the transfer of these assets, as this transaction was considered a related party transaction. This purchase was part of MassMutual’s execution of its’ operating strategy and segregated its foreign insurance subsidiaries from its asset manager subsidiaries.

Summarized below is certain U.S. GAAP financial information for MMHLLC. MMI was included in this information for the years ended December 31, 2015 and December 31, 2014 and for the nine month period ended September 30, 2016. As of October 1, 2016, MMI was no longer a MMHLLC subsidiary.

	As of and for Years Ended
	December 31,
	2016	2015	2014

	(In Billions)

Total revenue	$8.8	$8.7	$7.3
Net income	1.6	0.8	0.5
Assets	16.7	50.1	49.4
Liabilities	6.1	40.4	40.4
Member’s equity	10.6	9.7	9.0

The MMHLLC statutory carrying values consist of $8,870 million as of December 31, 2016 and $5,717 million as of December 31, 2015. The current fair value of MMHLLC remains significantly greater than its statutory carrying value.

The Company received cash dividends, recorded in net investment income, from MMHLLC of $430 million through the year ending December 31, 2016 and $500 million through the year ending December 31, 2015.

The Company contributed capital of $889 million to MMHLLC through the year ending December 31, 2016 and $20 million through the year ending December 31, 2015. As part of the current year capital contributions, the Company contributed nine investments with a book value of $670 million to MMHLLC during the first quarter of 2016. This contribution was recorded at book value, and accordingly, there was no gain or loss recognized.

Subsidiaries of MMHLLC are involved in litigation and investigations arising in the ordinary course of their business, which seek compensatory damages, punitive damages and equitable remedies. Although the Company is not aware of any actions or allegations that reasonably should give rise to a material adverse impact to the Company’s financial position or liquidity, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management that the ultimate resolution of these matters will not materially impact the Company’s financial position or liquidity. However, the outcome of a particular proceeding may be material to the Company’s Statutory Statements of Changes in Surplus for a particular period depending upon, among other factors, the size of the loss and the level of the Company’s changes in surplus for the period.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Summarized below is certain U.S. GAAP financial information for MMI. This information prior to October 1, 2016 was also included in the operations of MMHLLC:

	As of and for Years Ended
	December 31,
	2016	2015	2014

	(In Billions)

Total revenue	$4.8	$4.5	$3.5
Net income	0.6	0.4	-
Assets	30.8	26.2	24.0
Liabilities	27.7	24.0	21.9
Member’s equity	3.1	2.2	2.1

The MMI statutory carrying value was $2,211 million as of December 31, 2016. The MMI statutory carrying value was included in the value of MMHLLC as of December 31, 2015. The current fair value of MMI remains greater than its statutory carrying value.

The Company held common stocks of subsidiaries and affiliates, for which the transfer of ownership was restricted by contractual requirements with a carrying value of $23 million as of December 31, 2016 and $37 million as of December 31, 2015.

The Company does not rely on dividends from its subsidiaries to meet its operating cash flow requirements. For the domestic life insurance subsidiaries, substantially all of their statutory shareholder’s equity of $1,547 million as of December 31, 2016 was subject to dividend restrictions imposed by the State of Connecticut.

For further information on related party transactions with subsidiaries and affiliates, see Note 17. “Related party transactions”.

On July 1, 2016, MassMutual acquired the MetLife Premier Client Group (MPCG), a U.S. retail advisor force, which includes an affiliated broker dealer, MSI Financial Services Inc. (MSIFS), formerly known as MetLife Securities, Inc. The MSIFS statutory carrying value was $150 million as of December 31, 2016, including goodwill of $36 million. The current fair value of MSIFS remains greater than its statutory carrying value.

For further information, see Note 11. “Employee benefit plans” and Note 18. “Business combinations and goodwill”.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

d.	Common stocks - unaffiliated

The adjusted cost basis and carrying value of unaffiliated common stocks were as follows:

	December 31,
	2016	2015

	(In Millions)

Adjusted cost basis	$1,038	$1,215
Gross unrealized gains	167	106
Gross unrealized losses	(85)	(181)

Carrying value	$1,120	$1,140

As of December 31, 2016, investments in unaffiliated common stocks in an unrealized loss position included holdings with a fair value of $280 million in 153 issuers, $186 million of which were in an unrealized loss position for more than 12 months. As of December 31, 2015, investments in unaffiliated common stocks in an unrealized loss position included holdings with a fair value of $562 million in 301 issuers, $293 million of which were in an unrealized loss position for more than 12 months. Based upon the Company’s impairment review process discussed in Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” the decline in value of these securities was not considered to be other than temporary as of December 31, 2016 or 2015.

The Company held common stocks, for which the transfer of ownership was restricted by contractual requirements, with carrying values of $244 million as of December 31, 2016 and $249 million as of December 31, 2015.

e.	Mortgage loans

Mortgage loans comprised commercial mortgage loans and residential mortgage loans. The Company’s commercial mortgage loans primarily finance various types of real estate properties throughout the U.S., the United Kingdom and Canada. The Company holds commercial mortgage loans for which it is the primary lender and mezzanine loans that are subordinate to senior secured first liens. The Company’s loan agreements with the senior lender contain negotiated provisions that are designed to maximize the Company’s influence with the objective of mitigating the Company’s risks as the secondary lender for mezzanine loans. Commercial mortgage loans have varying risk characteristics including, among others, the borrower’s liquidity, the underlying percentage of completion of a project, the returns generated by the collateral, the refinance risk associated with maturity of the loan and deteriorating collateral value.

Residential mortgage loans are primarily seasoned pools of homogeneous residential mortgage loans substantially backed by Federal Housing Administration (FHA) and Veterans Administration (VA) guarantees. As of December 31, 2016 and 2015, the Company did not have any direct subprime exposure through the purchases of unsecuritized whole-loan pools.

Geographical concentration is considered prior to the purchase of mortgage loans and residential mortgage loan pools. The mortgage loan portfolio is diverse with no significant concentrations in any particular geographic region as of December 31, 2016 or 2015.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The carrying value and fair value of the Company’s mortgage loans were as follows:

	December 31,
	2016		2015

	Carrying Value	Fair Value	Carrying Value	Fair Value

	(In Millions)

Commercial mortgage loans:
Primary lender	$19,122	$19,588	$20,217	$20,742
Mezzanine loans	71	72	70	73

Total commercial mortgage loans	19,193	19,660	20,287	20,815

Residential mortgage loans:
FHA insured and VA guaranteed	1,763	1,723	1,714	1,677
Other residential loans	5	5	7	7

Total residential mortgage loans	1,768	1,728	1,721	1,684

Total mortgage loans	$20,961	$21,388	$22,008	$22,499

As of December 31, 2016, scheduled commercial mortgage loan maturities were as follows (in millions):

2017	$1,089
2018	611
2019	1,259
2020	1,411
2021	1,637
Thereafter	13,186

Commercial mortgage loans	19,193
Residential mortgage loans	1,768

Total	$20,961

The Company uses an internal rating system as its primary method of monitoring credit quality. The following illustrates the Company’s mortgage loan portfolio categorized by what it believes is the equivalent rating agency designation:

	December 31, 2016

	AAA/AA/A	BBB	BB	B	CCC and Lower	Total

	(In Millions)

Commercial mortgage loans:
Primary lender	$ 10,632	$ 7,683	$ 647	$ 144	$ 16	$ 19,122
Mezzanine loans	-	17	54	-	-	71

Total commercial mortgage loans	10,632	7,700	701	144	16	19,193

Residential mortgage loans:
FHA insured and VA guaranteed	1,763	-	-	-	-	1,763
Other residential loans	5	-	-	-	-	5

Total residential mortgage loans	1,768	-	-	-	-	1,768

Total mortgage loans	$ 12,400	$ 7,700	$ 701	$ 144	$ 16	$ 20,961

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

	December 31, 2015
	AAA/AA/A	BBB	BB	B	CCC and Lower	Total

	(In Millions)
Commercial mortgage loans:
Primary lender	$ 9,499	$ 8,700	$ 1,503	$ 413	$ 102	$ 20,217
Mezzanine loans	-	34	36	-	-	70

Total commercial mortgage loans	9,499	8,734	1,539	413	102	20,287

Residential mortgage loans:
FHA insured and VA guaranteed	1,714	-	-	-	-	1,714
Other residential loans	7	-	-	-	-	7

Total residential mortgage loans	1,721	-	-	-	-	1,721

Total mortgage loans	$ 11,220	$ 8,734	$ 1,539	$ 413	$ 102	$ 22,008

The loan-to-value ratios by property type of the Company’s commercial mortgage loans were as follows:

	December 31, 2016
	Less Than 81%	81% to 95%	Above 95%	Total	% of Total

	($ In Millions)

Office	$6,125	$-	$16	$6,141	32%
Apartments	5,045	-	-	5,045	26
Industrial and other	3,109	-	-	3,109	16
Hotels	2,597	-	-	2,597	14
Retail	2,274	27	-	2,301	12

Total	$19,150	$27	$16	$19,193	100%

	December 31, 2015
	Less Than 81%	81% to 95%	Above 95%	Total	% of Total

	($ In Millions)

Office	$6,750	$59	$102	$6,911	34%
Apartments	4,926	-	2	4,928	24
Industrial and other	3,186	173	-	3,359	17
Hotels	2,697	12	-	2,709	13
Retail	2,338	28	14	2,380	12

Total	$19,897	$272	$118	$20,287	100%

The maximum percentage of any one commercial mortgage loan to the estimated value of secured collateral at the time the loan was originated, exclusive of mezzanine, insured, guaranteed or purchase money mortgages, was 81.6% as of December 31, 2016 and 93.0% as of December 31, 2015. The maximum percentage of any one mezzanine loan to the estimated value of secured collateral at the time the loan was originated was 61.3% as of December 31, 2016 and 76.5% as of December 31, 2015.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The geographic distribution of commercial mortgage loans was as follows:

	December 31, 2016
	Carrying Value	Average Loan-to-Value Ratio

	($ In Millions)

California	$4,977	51%
New York	2,088	49%
Illinois	2,074	50%
Texas	1,558	54%
Massachusetts	1,190	50%
Washington	957	46%
All other	5,123	53%
United Kingdom	982	51%
Canada	244	53%

Total commercial mortgage loans	$19,193	51%

All other consists of 27 jurisdictions, with no individual exposure exceeding $837 million.

	December 31, 2015
	Carrying Value	Average Loan-to-Value Ratio

	($ In Millions)

California	$5,522	51%
New York	2,311	47%
Illinois	1,943	53%
Texas	1,558	53%
Massachusetts	1,276	55%
Washington	1,123	48%
All other	5,415	53%
United Kingdom	827	53%
Canada	312	66%

Total commercial mortgage loans	$20,287	53%

All other consists of 33 jurisdictions, with no individual exposure exceeding $949 million.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Interest rates, including fixed and variable, on the Company’s portfolio of mortgage loans were:

December 31,
	2016			2015

			Weighted			Weighted
	Low	High	Average	Low	High	Average

Commercial mortgage loans	3.1%	12.3%	4.3%	2.6%	12.3%	5.1%
Residential mortgage loans	2.5%	11.4%	4.9%	2.4%	11.8%	5.1%
Mezzanine mortgage loans	9.6%	12.0%	10.9%	5.9%	12.0%	9.0%

Interest rates, including fixed and variable, on new mortgage loans were:

Years Ended December 31,
	2016			2015

			Weighted			Weighted
	Low	High	Average	Low	High	Average

Commercial mortgage loans	3.2%	6.0%	3.8%	2.6%	8.3%	4.0%
Residential mortgage loans	4.1%	4.4%	4.2%	3.9%	4.9%	4.0%
Mezzanine mortgage loans	9.6%	9.6%	9.6%	10.8%	12.0%	11.4%

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following presents a summary of the Company’s impaired mortgage loans:

	December 31, 2016

	Carrying Value	Average Carrying Value	Unpaid Principal Balance	Valuation Allowance	Interest Income

	(In Millions)

With allowance recorded:
Commercial mortgage loans:
Primary lender	$16	$17	$23	$(3)	$1

With no allowance recorded:
Commercial mortgage loans:
Primary lender	6	9	13	-	-

Total impaired commercial mortgage loans	$22	$26	$36	$(3)	$1

	December 31, 2015
	Carrying Value	Average Carrying Value	Unpaid Principal Balance	Valuation Allowance	Interest Income

	(In Millions)

With no allowance recorded:
Commercial mortgage loans:
Primary lender	$28	$31	$33	$-	$2

As of December 31, 2014, the Company had no impaired mortgage loans with or without a valuation allowance.

The following presents changes in the valuation allowance recorded for the Company’s commercial mortgage loans:

	Years Ended December 31,
	2016	2015	2014

	Primary Lender

	(In Millions)

Beginning balance	$-	$-	$(9)
Additions	(8)	(5)	(2)
Decreases	-	-	1
Write-downs	5	5	10

Ending balance	$(3)	$-	$-

The Company did not hold any restructured mortgage loans, mortgage loans with principal or interest past due, or mortgage loans with suspended interest accruals as of December 31, 2016 or 2015.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

f.	Real estate

The carrying value of real estate was as follows:

	December 31,
	2016	2015

	(In Millions)

Held for the production of income	$2,549	$2,441
Accumulated depreciation	(1,101)	(1,071)
Encumbrances	(710)	(613)

Held for the production of income, net	738	757

Held for sale	81	1

Occupied by the Company	343	338
Accumulated depreciation	(185)	(168)

Occupied by the Company, net	158	170

Total real estate	$977	$928

Non-income producing properties that are held for investment consist of properties under construction. The carrying value of non-income producing real estate was $90 million as of December 31, 2016 and $45 million as of December 31, 2015.

Depreciation expense on real estate was $107 million for the year ended December 31, 2016, $95 million for the year ended December 31, 2015 and $90 million for the year ended December 31, 2014.

g.	Partnerships and limited liability companies

Partnership and LLC holdings, at carrying value, by annual statement category were:

	December 31,
	2016	2015

	(In Millions)
Joint venture interests:
Common stocks	$4,282	$4,375
Real estate	1,203	1,545
Fixed maturities/preferred stock	743	755
Other	271	62
LIHTCs	325	288
Mortgage loans	169	264
Surplus notes	194	184

Total	$7,187	$7,473

There were no write-downs or reclassifications of LIHTC partnerships made during the years ended December 31, 2016 or December 31, 2015, due to forfeiture or ineligibility of tax credits or similar issues. In addition, there are no LIHTC properties currently subject to regulatory review.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

h.	Derivatives

The Company uses derivative financial instruments in the normal course of business to manage risks, primarily to reduce currency, interest rate and duration imbalances determined in asset/liability analyses. The Company also uses a combination of derivatives and fixed income investments to create synthetic investments. These synthetic investments are created when they are economically more attractive than the actual instrument or when similar instruments are unavailable. Synthetic investments are created either to hedge and reduce the Company’s credit exposure or to create an investment in a particular asset. The Company held synthetic investments with a notional amount of $12,083 million as of December 31, 2016 and $10,330 million as of December 31, 2015. These notional amounts included replicated asset transaction values of $10,739 million as of December 31, 2016 and $9,986 million as of December 31, 2015, as defined under statutory accounting practices as the result of pairing of a long derivative contract with cash instruments.

The Company’s derivative strategy employs a variety of derivative financial instruments, including: interest rate, currency, equity, bond, and credit default swaps; options; forward contracts and financial futures. Investment risk is assessed on a portfolio basis and individual derivative financial instruments are not generally designated in hedging relationships; therefore, as allowed by statutory accounting practices, the Company intentionally has not applied hedge accounting.

Under interest rate swaps, the Company agrees, at specified intervals, to an exchange of variable rate and fixed rate interest payments calculated by reference to an agreed upon notional principal amount. Typically, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap agreement. Interest rate swaps are primarily used to more closely match the cash flows of assets and liabilities. Interest rate swaps are also used to mitigate changes in the value of assets anticipated to be purchased and other anticipated transactions and commitments.

Under currency swaps, the Company agrees to an exchange of principal denominated in two different currencies at current rates, under an agreement to repay the principal at a specified future date and rate. The Company uses currency swaps for the purpose of managing currency exchange risks in its assets and liabilities.

Credit default swaps involve a transfer of the credit risk of fixed income instruments from one party to another in exchange for periodic premium payments. The buyer of the credit default swap receives credit protection, whereas the seller of the swap provides protection for the credit worthiness of the underlying security. A credit default swap transfers the risk of default from the buyer of the swap to the seller. If a specified credit event occurs, as defined by the agreement, the seller is obligated to pay the counterparty the contractually agreed upon amount and receives in return the underlying security in an amount equal to the notional value of the credit default swap. A credit event is generally defined as default on contractually obligated interest or principal payments or bankruptcy.

The Company does not sell credit default swaps as a participant in the credit insurance market. The Company does, however, use credit default swaps as part of its investment management process. The Company buys credit default swaps as an efficient means to reduce credit exposure to particular issuers or sectors in the Company’s investment portfolio. The Company sells credit default swaps in order to create synthetic investment positions that enhance the return on its investment portfolio by providing comparable exposure to fixed income securities that might not be available in the primary market.

Options grant the purchaser the right to buy or sell a security or enter a derivative transaction at a stated price within a stated period. The Company’s option contracts have terms of up to 15 years. A swaption is an option to enter an interest rate swap to either receive or pay a fixed rate at a future date. The Company purchases these options for the purpose of managing interest rate risks in its assets and liabilities.

The Company adopted a clearly defined hedging strategy (CDHS) to enable the Company to incorporate currently held hedges in risk-based capital (RBC) calculations. The CDHS is used to significantly mitigate the impact that movements in capital markets have on the liabilities associated with annuity guarantees. The hedge portfolio consists mainly of interest rate swaps, equity swaps, interest rate swaptions and equity futures, and provides protection in the stress scenarios under which RBC is calculated. The hedge portfolio has offsetting impacts relative to the total asset requirement for RBC and surplus for GMDB and VAGLB.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company utilizes certain other agreements including forward contracts and financial futures. Currency forwards are contracts in which the Company agrees with other parties to exchange specified amounts of identified currencies at a specified future date. Typically, the exchange rate is agreed upon at the time of the contract. In addition, the Company also uses “to be announced” forward contracts (TBAs) to hedge interest rate risk and participate in the mortgage-backed securities market in an efficient and cost effective way. Typically, the price is agreed upon at contract inception and payment is made at a specified future date. The Company usually does not purchase TBAs with settlement by the first possible delivery date and thus, accounts for these TBAs as derivatives. TBAs that settle on the first possible delivery date are accounted for as bonds. The Company’s futures contracts are exchange traded and have credit risk. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions. Forward contracts and financial futures are used by the Company to reduce exposures to various risks including interest rates and currency rates.

The Company’s principal derivative market risk exposures are interest rate risk, which includes the impact of inflation, and credit risk. Interest rate risk pertains to the change in fair value of the derivative instruments as market interest rates move. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. To minimize credit risk for bilateral transactions (individual contracts entered between the Company and a counterparty), the Company and its derivative counterparties generally enter into master netting agreements that allow the use of credit support annexes and require collateral to be posted in the amount owed under each transaction, subject to certain minimums. For over the counter cleared derivative transactions between the Company and a counterparty, the parties enter into a series of master netting and other agreements that govern, among other things, clearing and collateral requirements. These transactions are cleared through a clearinghouse and each derivative counterparty is only exposed to the default risk of the clearinghouse. Certain interest rate swaps and credit default swaps are considered cleared transactions. These cleared transactions require initial and daily variation margin collateral postings. These same agreements allow for contracts in a positive position, in which amounts are due to the Company, to be offset by contracts in a negative position. This right of offset, combined with collateral obtained from counterparties, reduces the Company’s credit exposure. Net collateral pledged by the counterparties was $3,274 million as of December 31, 2016 and $2,964 million as of December 31, 2015. The Company had the right to rehypothecate or repledge securities totaling $998 million of the $3,274 million as of December 31, 2016 and $1,249 million of the $2,964 million as of December 31, 2015 of net collateral pledged by counterparties. There were no securities rehypothecated to other counterparties as of December 31, 2016 and $23 million as of December 31, 2015. In the event of default, the full market value exposure at risk in a net gain position, net of offsets and collateral, was $250 million as of December 31, 2016 and $267 million as of December 31, 2015. The statutory net amount at risk, defined as net collateral pledged and statement values excluding accrued interest, was $747 million as of December 31, 2016 and $667 million as of December 31, 2015. The Company regularly monitors counterparty credit ratings, derivative positions, valuations and the value of collateral posted to ensure counterparties are credit-worthy and the concentration of exposure is minimized. The Company monitors its derivative credit exposure as part of its overall risk management program.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following summarizes the carrying values and notional amounts of the Company’s derivative financial instruments:

	December 31, 2016
	Assets		Liabilities

	Carrying Value	Notional Amount	Carrying Value	Notional Amount

	(In Millions)

Interest rate swaps	$ 8,084	$71,560	$5,915	$86,362
Options	653	6,677	6	5
Currency swaps	937	6,834	36	1,068
Forward contracts	51	3,320	56	2,817
Credit default swaps	38	2,435	1	207
Financial futures	-	3,196	-	-

Total	$ 9,763	$94,022	$6,014	$90,459

	December 31, 2015
	Assets		Liabilities

	Carrying Value	Notional Amount	Carrying Value	Notional Amount

	(In Millions)

Interest rate swaps	$ 8,033	$59,857	$5,797	$77,293
Options	622	6,558	7	109
Currency swaps	536	5,218	4	533
Forward contracts	55	2,455	13	1,011
Credit default swaps	22	1,860	19	1,055
Financial futures	-	2,027	-	-

Total	$ 9,268	$77,975	$5,840	$80,001

In most cases, notional amounts are not a measure of the Company’s credit exposure. However, notional amounts are a measure of the Company’s credit exposure for credit default swaps that are in the form of a replicated asset and mortgage-backed forwards. For these swaps and forwards, the Company is fully exposed to notional amounts of $3,729 million as of December 31, 2016 and $2,944 million as of December 31, 2015.

The collateral amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indices.

The average fair value of outstanding derivative assets was $12,715 million for the year ended December 31, 2016 and $9,291 million for the year ended December 31, 2015. The average fair value of outstanding derivative liabilities was $8,899 million for the year ended December 31, 2016 and $6,044 million for the year ended December 31, 2015.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following summarizes the notional amounts of the Company’s credit default swaps by contractual maturity:

	December 31,
	2016	2015

	(In Millions)

Due in one year or less	$ 198	$ 57
Due after one year through five years	2,444	2,058
Due after five years through ten years	-	800

Total	$ 2,642	$ 2,915

The following presents the Company’s gross notional interest rate swap positions:

	December 31,
	2016	2015

	(In Millions)

Open interest rate swaps in a fixed pay position	$ 78,472	$ 65,031
Open interest rate swaps in a fixed receive position	78,001	71,672
Other interest related swaps	1,449	447

Total interest rate swaps	$ 157,922	$ 137,150

The following summarizes the Company’s net realized gains (losses) on closed contracts and change in net unrealized gains (losses) related to market fluctuations on open contracts by derivative type:

	Year Ended December 31, 2016
	Net Realized Gains (Losses) on Closed Contracts	Change In Net Unrealized Gains (Losses) on Open Contracts

	(In Millions)

Interest rate swaps	$ (2)	$ (65)
Currency swaps	24	368
Options	(131)	(13)
Credit default swaps	16	2
Forward contracts	303	(46)
Financial futures	(217)	-

Total	$ (7)	$ 246

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

	Year Ended December 31, 2015
	Net Realized Gains (Losses) on Closed Contracts	Change In Net Unrealized Gains (Losses) on Open Contracts

	(In Millions)

Interest rate swaps	$ (187)	$ (93)
Currency swaps	21	343
Options	(99)	2
Credit default swaps	9	(1)
Forward contracts	249	(24)
Financial futures	(57)	-

Total	$ (64)	$ 227

	Year Ended December 31, 2014
	Net Realized Gains (Losses) on Closed Contracts	Change In Net Unrealized Gains (Losses) on Open Contracts

	(In Millions)

Interest rate swaps	$ (58)	$ 760
Currency swaps	(2)	231
Options	(87)	141
Credit default swaps	14	2
Forward contracts	211	95
Financial futures	290	-

Total	$ 368	$ 1,229

The following summarizes gross and net information of derivative assets and liabilities, along with collateral posted in connection with master netting agreements:

	December 31, 2016			December 31, 2015

	Derivative Assets	Derivative Liabilities	Net	Derivative Assets	Derivative Liabilities	Net

	(In Millions)

Gross	$9,763	$6,014	$3,749	$9,268	$5,840	$3,428
Due and accrued	842	1,626	(784)	803	1,475	(672)
Gross amounts offset	(6,873)	(6,873)	-	(4,653)	(4,653)	-

Net asset	3,732	767	2,965	5,418	2,662	2,756
Collateral posted	(3,803)	(529)	(3,274)	(3,350)	(386)	(2,964)

Net	$(71)	$238	$(309)	$2,068	$2,276	$(208)

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

i.	Repurchase agreements

The Company had repurchase agreements with carrying values of $4,729 million as of December 31, 2016 and $5,130 million as of December 31, 2015. As of December 31, 2016, the maturities of these agreements ranged from January 5, 2017 through March 2, 2017 and the interest rates ranged from 0.8% to 1.0%. The outstanding amounts were collateralized by cash and bonds with a carrying value of $4,736 million as of December 31, 2016 and $5,135 million as of December 31, 2015.

j.	Net investment income

Net investment income, including IMR amortization, comprised the following:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Bonds	$3,583	$3,439	$3,287
Preferred stocks	24	27	21
Common stocks - subsidiaries and affiliates	431	511	71
Common stocks - unaffiliated	59	48	67
Mortgage loans	1,009	976	877
Policy loans	757	709	684
Real estate	174	169	191
Partnerships and LLCs	460	639	1,207
Derivatives	343	292	290
Cash, cash equivalents and short-term investments	33	14	10
Other	-	13	2

Subtotal investment income	6,873	6,837	6,707
Amortization of the IMR	135	140	192
Investment expenses	(674)	(590)	(567)

Net investment income	$6,334	$6,387	$6,332

During 2014, the Company received additional distributions from certain affiliated partnerships that generated net investment income. These distributions were related to the partnerships’ leasing and sale of properties.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

k.	Net realized capital gains (losses)

Net realized capital (losses) gains, which include OTTI and are net of deferral to the IMR, comprised the following:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Bonds	$(248)	$(66)	$359
Preferred stocks	9	2	4
Common stocks - subsidiaries and affiliates	11	64	11
Common stocks - unaffiliated	(60)	(8)	(71)
Mortgage loans	(14)	(8)	(9)
Real estate	14	50	211
Partnerships and LLCs	(94)	(97)	(18)
Derivatives	(7)	(64)	368
Other	(4)	216	(50)

Net realized capital (losses) gains before federal and state taxes and deferral to the IMR	(393)	89	805
Net federal and state tax benefit (expense)	40	(151)	(282)

Net realized capital losses (gains) before deferral to the IMR	(353)	(62)	523
Net after tax losses (gains) deferred to the IMR	145	121	(357)

Net realized capital (losses) gains	$(208)	$59	$166

The IMR liability balance was $5 million as of December 31, 2016 and $349 million as of December 31, 2015 and was included in other liabilities on the Statutory Statements of Financial Position. Refer to Note 2z. “Interest maintenance reserve” for information on the Company’s policy for IMR.

OTTI, included in the realized capital losses, consisted of the following:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Bonds	$(78)	$ (170)	$ (35)
Preferred stock	(1)	(11)	-
Common stocks	(11)	(14)	(85)
Mortgage loans	(7)	(5)	(10)
Partnerships and LLCs	(91)	(70)	(56)

Total OTTI	$(188)	$ (270)	$ (186)

The Company recognized OTTI of $6 million for the year ended December 31, 2016 and $7 million for the year ended December 31, 2015 on structured and loan-backed securities, which are included in bonds, primarily due to the present value of expected cash flows being less than the amortized cost.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

For the year ended December 31, 2016, 1% of the $78 million of bond OTTI, for the year ended December 31, 2015, 1% of the $170 million of bond OTTI and for the year ended December 31, 2014, 6% of the $35 million of bond OTTI were determined using internally developed models. The remaining OTTI amounts were determined using external inputs such as publicly observable fair values and credit ratings. Refer to Note 2dd. “Realized capital gains (losses) including other-than-temporary impairments and unrealized capital gains (losses)” for more information on assumptions and inputs used in the Company’s OTTI models.

Refer to Note 21. “Impairment listing for loan-backed and structured securities” for a CUSIP level list of impaired structured securities where the present value of cash flows expected to be collected is less than the amortized cost basis.

5.	Federal income taxes

The Company provides for DTAs in accordance with statutory accounting practices and has met the required threshold to utilize the three-year reversal period and 15% of surplus limitation.

The net DTA or deferred tax liability (DTL) recognized in the Company’s assets, liabilities and surplus is as follows:

	December 31, 2016
	Ordinary	Capital	Total

	(In Millions)
Gross DTAs	$3,252	$617	$3,869
Statutory valuation allowance adjustment	-	-	-

Adjusted gross DTAs	3,252	617	3,869
DTAs nonadmitted	(44)	-	(44)

Subtotal net admitted DTA	3,208	617	3,825
Total gross DTLs	(1,669)	(550)	(2,219)

Net admitted DTA(L)	$1,539	$67	$1,606

	December 31, 2015
	Ordinary	Capital	Total

	(In Millions)
Gross DTAs	$3,023	$382	$3,405
Statutory valuation allowance adjustment	-	-	-

Adjusted gross DTAs	3,023	382	3,405
DTAs nonadmitted	-	-	-

Subtotal net admitted DTA	3,023	382	3,405
Total gross DTLs	(1,658)	(448)	(2,106)

Net admitted DTA(L)	$1,365	$(66)	$1,299

	Change
	Ordinary	Capital	Total

	(In Millions)
Gross DTAs	$229	$235	$464
Statutory valuation allowance adjustment	-	-	-

Adjusted gross DTAs	229	235	464
DTAs nonadmitted	(44)	-	(44)

Subtotal net admitted DTA	185	235	420
Total gross DTLs	(11)	(102)	(113)

Net admitted DTA(L)	$174	$133	$307

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The amount of adjusted gross DTA admitted under each component of the guidance and the resulting change by tax character are as follows:

	December 31, 2016
	Ordinary	Capital	Total

	(In Millions)
Admitted DTA 3 years:
Federal income taxes that can be recovered	$486	$131	$617
Remaining adjusted gross DTAs expected to be realized within 3 years (lesser of 1 or 2):
1. Adjusted gross DTA to be realized	989	-	989
2. Adjusted gross DTA allowed per limitation threshold	2,071	-	2,071

Lesser of lines 1 or 2	989	-	989
Adjusted gross DTAs offset by existing DTLs	1,733	486	2,219

Total admitted DTA realized within 3 years	$3,208	$617	$3,825

	December 31, 2015
	Ordinary	Capital	Total

	(In Millions)
Admitted DTA 3 years:
Federal income taxes that can be recovered	$48	$188	$236
Remaining adjusted gross DTAs expected to be realized within 3 years
1. Adjusted gross DTA to be realized	1,063	-	1,063
2. Adjusted gross DTA allowed per limitation threshold	2,024	-	2,024

Lesser of lines 1 or 2	1,063	-	1,063
Adjusted gross DTAs offset by existing DTLs	1,912	194	2,106

Total admitted DTA realized within 3 years	$3,023	$382	$3,405

	Change
	Ordinary	Capital	Total

	(In Millions)
Admitted DTA 3 years:
Federal income taxes that can be recovered	$438	$(57)	$381
Remaining adjusted gross DTAs expected to be realized within 3 years
1. Adjusted gross DTA to be realized	(74)	-	(74)
2. Adjusted gross DTA allowed per limitation threshold	47	-	47

Lesser of lines 1 or 2	(74)	-	(74)
Adjusted gross DTAs offset by existing DTLs	(179)	292	113

Total admitted DTA realized within 3 years	$185	$235	$420

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company’s total realization threshold limitations are as follows:

	December 31,
	2016	2015

	($ In Millions)

Ratio percentage used to determine recovery period and threshold limitation	869%	926%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation above	$13,808	$13,645

The ultimate realization of DTAs depends on the generation of future taxable income during the periods in which the temporary differences are deductible. Management considers the scheduled reversal of DTLs, including the impact of available carryback and carryforward periods, projected taxable income and tax-planning strategies in making this assessment. The impact of tax-planning strategies is as follows:

December 31, 2016
	Ordinary	Capital	Total

(Percent)
Impact of tax-planning strategies:
Adjusted gross DTAs
(% of total adjusted gross DTAs)	- %	- %	- %

Net admitted adjusted gross DTAs
(% of total net admitted adjusted gross DTAs)	67%	100%	69%

December 31, 2015
	Ordinary	Capital	Total

(Percent)
Impact of tax-planning strategies:
Adjusted gross DTAs
(% of total adjusted gross DTAs)	- %	- %	- %

Net admitted adjusted gross DTAs
(% of total net admitted adjusted gross DTAs)	67%	- %	67%

Change
	Ordinary	Capital	Total

(Percent)
Impact of tax-planning strategies:
Adjusted gross DTAs
(% of total adjusted gross DTAs)	- %	- %	- %

Net admitted adjusted gross DTAs
(% of total net admitted adjusted gross DTAs)	- %	100%	2%

There are no reinsurance strategies included in the Company’s tax-planning strategies.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The provision for current tax expense on earnings is as follows:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Federal income tax (benefit) expense on operating earnings	$(333)	$(159)	$20
Foreign income tax expense on operating earnings	7	6	3

Total federal and foreign income tax (benefit) expense on operating earnings	(326)	(153)	23
Federal income tax (benefit) expense on net realized capital gains (losses)	(40)	151	282

Total federal and foreign income tax (benefit) expense	$(366)	$(2)	$305

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The tax effects of temporary differences that give rise to significant portions of the DTAs and DTLs are as follows:

	December 31,
	2016	2015	Change

	(In Millions)
DTAs:
Ordinary
Reserve items	$980	$965	$15
Policy acquisition costs	700	644	56
Nonadmitted assets	555	457	98
Policyholders’ dividends	342	374	(32)
Pension and compensation related items	291	267	24
Investment items	183	185	(2)
Expense items	45	26	19
Unrealized investment losses	1	3	(2)
Other	155	102	53

Total ordinary DTAs	3,252	3,023	229
Nonadmitted DTAs	(44)	-	(44)

Admitted ordinary DTAs	3,208	3,023	185

Capital
Unrealized investment losses	431	233	198
Investment items	186	149	37

Total capital DTAs	617	382	235

Admitted capital DTAs	617	382	235

Admitted DTAs	3,825	3,405	420

DTLs:
Ordinary
Unrealized investment gains	759	782	(23)
Deferred and uncollected premium	319	300	19
Pension items	255	253	2
Reserve for audits and settlements	74	74	-
Investment Items	21	76	(55)
Other	241	173	68

Total ordinary DTLs	1,669	1,658	11

Capital
Unrealized investment gains	479	363	116
Investment items	71	85	(14)

Total capital DTLs	550	448	102

Total DTLs	2,219	2,106	113

Net admitted DTA	$1,606	$1,299	$307

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The change in net deferred income taxes comprised the following:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Net DTA(L)	$352	$340	$(207)
Less: Items not recorded in the change in
net deferred income taxes:
Tax-effect of unrealized gains/(losses)	(59)	(109)	311
Tax-effect of changes from acquisitions/transfers	(46)	-	-

Change in net deferred income taxes	$247	$231	$104

As of December 31, 2016, the Company had no net operating or capital loss carryforwards to include in deferred income taxes. The Company has no tax credit carryforwards included in deferred taxes.

The components of federal and foreign income tax are recorded in the Statutory Statements of Operations and the Statutory Statements of Changes in Surplus and are different from those which would be obtained by applying the prevailing federal income tax rate to net gain from operations before federal income taxes. The significant items causing this difference are as follows:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Provision computed at statutory rate	$(184)	$101	$450
Change in reserve valuation basis	26	23	(20)
Expense items	16	25	5
Foreign governmental income taxes	6	4	1
Investment items	(322)	(325)	(117)
Nonadmitted assets	(99)	(6)	(34)
Tax credits	(48)	(52)	(47)
Other	(8)	(3)	(37)

Total statutory income tax (benefit) expense	$(613)	$(233)	$201

Federal and foreign income tax (benefit) expense	$(366)	$(2)	$305
Change in net deferred income taxes	(247)	(231)	(104)

Total statutory income tax (benefit) expense	$(613)	$(233)	$201

The Company received refunds of federal income taxes of $353 million and paid $234 million in 2016. $10 million related to December 31, 2015 and 2014.

The total income taxes incurred in the current and prior years that will be available for recoupment in the event of future net losses total nil related to December 31, 2016, $39 million related to December 31, 2015 and $46 million related to December 31, 2014.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company and its eligible U.S. subsidiaries are included in a consolidated U.S. federal income tax return. The Company and its subsidiaries and affiliates also file income tax returns in various states and foreign jurisdictions. The Company and its eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Companies are generally required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns that may be challenged by various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. The Company recognizes tax benefits and related reserves in accordance with existing statutory accounting practices for liabilities, contingencies and impairments of assets.

The following is a reconciliation of the beginning and ending liability for unrecognized tax benefits (in millions):

Balance, January 1, 2016	$150
Gross change related to positions taken in prior years	(3)
Gross change related to settlements	-
Gross change related to positions taken in current year	(1)
Gross change related to lapse of statutes of limitations	-

Balance, December 31, 2016	$146

Included in the liability for unrecognized tax benefits as of December 31, 2016, are $140 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The liability for the unrecognized tax benefits as of December 31, 2016 includes $4 million of unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate.
The Company recognized an increase of $4 million in accrued interest related to the liability for unrecognized tax benefits as a component of the provision for income taxes. The amount of net interest recognized was $24 million as of December 31, 2016 and $20 million as of December 31, 2015. The Company has no accrued penalties related to the liability for unrecognized tax benefits. In the next year, the Company does not anticipate the total amount of uncertain tax positions to significantly increase or decrease.

The Internal Revenue Service (IRS) has completed its examination of the tax returns filed for years 2010 and prior. The IRS is currently auditing the years 2011 through 2013 and expects to conclude in early 2017. The Company does not expect a material change in its financial position or liquidity as a result of these audits.

The Company’s litigation with the federal government regarding the timing of the deduction for certain policyholder dividends for tax years 1995 through 1997 was successfully concluded in 2015. The favorable effect of the decision in the U.S. Court of Federal Claims was reflected in the Company’s financial statements in prior years.

As of December 31, 2016 and 2015, the Company did not recognize any protective deposits as admitted assets.

The Tax Increase Prevention Act of 2014, signed into law on December 19, 2014, extended the 50% first year bonus depreciation to qualified property acquired and placed in service during 2014. On December 18, 2015, the Preventing Americans from Tax Hikes Act of 2015 (the PATH Act) was enacted and provides for a multi-year extension of this provision through 2019. The PATH Act extends 50% bonus depreciation to 2015 through 2017, it then phases down to 40% for 2018 and 30% for 2019. The extension of these tax provisions are not expected to have a material effect on the Company’s financial position or liquidity.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

6.	Other than invested assets

a.	Corporate-owned life insurance

In November 2015, the Company purchased corporate-owned life insurance from unaffiliated third party insurers to cover the lives of certain qualified senior employees. The primary purpose of the program is to offset future employee benefit expenses. The Company pays all premiums and is the owner and beneficiary of these policies. The Company had recorded cash surrender values of these policies of $1,981 million as of December 31, 2016 and $1,927 million as of December 31, 2015.

b.	Deferred and uncollected life insurance premium

Deferred and uncollected life insurance premium, net of loading and reinsurance, are included in other than invested assets in the Company’s Statutory Statements of Financial Position. The following summarizes the deferred and uncollected life insurance premium on a gross basis, as well as, net of loading and reinsurance:

	December 31,
	2016		2015

	Gross	Net	Gross	Net

	(In Millions)

Ordinary new business	$135	$42	$114	$35
Ordinary renewal	695	728	649	712
Group life	9	9	9	9

Total	$839	$779	$772	$756

Deferred premium is the portion of the annual premium not earned at the reporting date. Loading on deferred premium is an amount obtained by subtracting the valuation net deferred premium from the gross deferred premium and generally includes allowances for acquisition costs and other expenses. Refer to Note 2s. “Policyholders’ reserves” for information on the Company’s accounting policies regarding gross premium and net premium.

Uncollected premium is gross premium net of reinsurance that is due and unpaid as of the reporting date, net of loading. Net premium is the amount used in the calculation of reserves. The change in deferred and uncollected life insurance premium is included in premium income. The change in loading is included as an expense and is not shown as a reduction to premium income.

Ordinary new business and ordinary renewal business consist of the basic amount of premium required on the underlying life insurance policies.

In certain instances, gross premium is less than net premium according to the standard valuation set by the Division and the Department. The gross premium is less than the net premium needed to establish the reserves because the statutory reserves must use standard conservative valuation mortality tables, while the gross premium calculated in pricing uses mortality tables that reflect both the Company’s experience and the transfer of mortality risk to reinsurers. The Company had life insurance in force of $31,660 million as of December 31, 2016 and $28,223 million as of December 31, 2015 for which gross premium was less than net premium.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

c.	Fixed assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets. Estimated lives range up to fifteen years for leasehold improvements and up to ten years for all other fixed assets. Most unamortized software and office equipment are nonadmitted assets.

The Company’s admitted fixed assets included EDP equipment of $8 million, net of accumulated depreciation of $174 million, as of December 31, 2016 and $39 million, net of accumulated depreciation of $179 million, as of December 31, 2015. The depreciation expense for all fixed assets was $47 million for the year ended December 31, 2016 and $49 million for the year ended December 31, 2015.

7.	Policyholders’ liabilities

a.	Policyholders’ reserves

The Company had life insurance in force of $560,789 million as of December 31, 2016 and $514,840 million as of December 31, 2015.

The following summarizes policyholders’ reserves, net of reinsurance, and the range of interest rates by type of product:

	December 31,
	2016				2015

	Amount	Interest Rates			Amount	Interest Rates

	($ In Millions)

Individual life	$47,789	2.5%	-	6.0%	$44,724	2.5%	-	6.0%
Group life	18,449	2.5%	-	4.5%	16,381	2.5%	-	4.5%
Group annuities	23,729	2.3%	-	11.3%	20,843	2.3%	-	11.3%
Individual annuities	13,491	2.3%	-	11.8%	12,149	2.3%	-	11.8%
Individual universal and variable life	5,621	3.5%	-	6.0%	5,542	3.5%	-	6.0%
Disabled life claim reserves	1,896	3.5%	-	6.0%	1,876	3.5%	-	6.0%
Disability active life reserves	899	3.5%	-	6.0%	808	3.5%	-	6.0%
Other	312	2.5%	-	6.0%	303	2.5%	-	6.0%

Total	$112,186				$102,626

Individual life includes whole life and term insurance. Group life includes corporate-owned life insurance, BOLI, group universal life and group variable universal life products. Individual annuities include individual annuity contracts and structured settlements. Group annuities include deferred annuities and single premium annuity contracts. Disabled life claim reserves include disability income and LTC claims and expenses that have been incurred but not reported. Disability active life reserves include disability income and LTC contracts issued. Other is comprised of disability life and accidental death insurance.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

b.	Liabilities for deposit-type contracts

The following summarizes liabilities for deposit-type contracts and the range of interest rates by type of product:

	December 31,
	2016				2015

	Amount	Interest Rates			Amount	Interest Rates

	($ In Millions)

Guaranteed interest contracts:
Note programs	$4,710	1.6%	-	6.2%	$3,756	0.4%	-	6.2%
Federal Home Loan Bank of Boston	1,103	1.4%	-	3.0%	1,104	1.8%	-	3.0%
Municipal contracts	831	0.9%	-	7.3%	955	0.4%	-	7.8%
Other	445	8.3%	-	9.7%	129	8.3%	-	9.7%
Supplementary contracts	808	0.3%	-	7.0%	751	0.3%	-	7.0%
Dividend accumulations	531	3.4%	-	4.1%	538	3.4%	-	4.0%
Other deposits	3,146	4.0%	-	8.0%	3,258	4.0%	-	8.0%

Total	$11,574				$10,491

Note programs

Funding agreements are investment contracts sold to domestic and international institutional investors. Funding agreement liabilities are equal to the account value and are established by contract deposits, increased by interest credited and decreased by contract coupon payments and maturities. Contract holders do not have the right to terminate the contract prior to the contractually stated maturity date. The Company may retire funding agreements prior to the contractually-stated maturity date by repurchasing the agreement in the market or, in some cases, by calling the agreement. If this occurs, the difference in value is an adjustment to interest credited to liabilities for deposit-type contracts in the Statutory Statements of Operations. Credited interest rates vary by contract and can be fixed or floating. Agreements do not have put provisions or ratings-based triggers. The liability of non-U.S. dollar denominated funding agreements may increase or decrease due to changes in foreign exchange rates. Currency swaps are employed to eliminate foreign exchange risk from all funding agreements issued to back non-U.S. dollar denominated notes.

Under the note programs, the Company creates special purpose entities (SPEs), which are investment vehicles or trusts, for the purpose of issuing medium-term notes to investors. Proceeds from the sale of the medium-term notes issued by these SPEs are used to purchase funding agreements from the Company. The payment terms of any particular series of notes are matched by the payment terms of the funding agreement securing the series. Notes were issued from the Company’s $2.0 billion European Medium-Term Note Program with approximately $109 million remaining in run-off. Notes are currently issued from the Company’s $17.0 billion Global Medium-Term Note Program.

Federal Home Loan Bank of Boston

The Company has funding agreements with Federal Home Loan Bank of Boston (FHLB Boston) in an investment spread strategy, consistent with its other funding agreements. These funding agreements are collateralized by securities with estimated fair values of $1.1 billion as of December 31, 2016. The Company’s borrowing capacity with FHLB Boston is subject to the lower of the limitation on the pledge of collateral for a loan set forth by law or by the Company’s internal limit. The Company’s unused capacity was $900 million as of December 31, 2016. As a member of FHLB Boston, the Company held common stock of FHLB Boston with a statement value of $75 million as of December 31, 2016 and 2015.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Municipal contracts

In 2015, the Company entered into a contract and was assigned the liability for a block of municipal guaranteed investment contracts (municipal contracts) and was paid a premium since the contracts have above market credited rates. Liabilities for deposit-type contracts includes the municipal contracts’ account values, which are established by contract deposits, increased by interest credited (fixed or floating) and decreased by contract coupon payments, additional withdrawals, maturities and amortization of premium. Certain municipal contracts allow additional deposits, subject to restrictions, which are credited based on the rates in the contracts. Contracts have scheduled payment dates and amounts and interest is paid periodically. In addition, certain contracts allow additional withdrawals above and beyond the scheduled payments. These additional withdrawals have certain restrictions on the number per year, minimum dollar amount and are limited to the maximum contract balance. The majority of the municipal contracts allow early contract termination under certain conditions.

Certain municipal contracts contain make-whole provisions, which document the formula for full contract payout. Certain municipal contracts have ratings-based triggers that allow the trustee to declare the entire balance due and payable. Municipal contracts may also have terms that require the Company to post collateral to a third party based on the contract balance in the event of a downgrade in ratings below certain levels under certain circumstances. When the collateral is other than cash, the collateral value is required to be greater than the account balance. The collateral is $176 million as of December 31, 2016 and $190 million as of December 31, 2015. The Company employs a rigorous asset/liability management process to help mitigate the economic impacts of various liability risks. By performing asset liability management and performing other risk management activities, the Company believes that these contract provisions do not create an undue level of operating risk to the Company.

Other deposits

Other deposits primarily consist of investment contracts assumed as part of the indemnity reinsurance agreement discussed in Note 8. “Reinsurance”. These contracts are used to fund retirement plans. Contract payments are not contingent upon the life of the retirement plan participant.

As of December 31, 2016, the Company’s GICs by expected maturity year were as follows (in millions):

2017	$572
2018	959
2019	1,522
2020	655
2021	1,404
Thereafter	1,974

Total	$7,086

Most GICs only mature on their contractual maturity date. Actual maturities for municipal contracts may differ from their contractual maturity dates, as these contracts permit early contract termination under certain conditions.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

c.	Unpaid claims and claim expense reserves

The Company establishes unpaid claims and claim expense reserves to provide for the estimated costs of claims for individual disability and LTC policies. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported, and include estimates of all future expenses associated with the processing and settling of these claims. This estimation process is primarily based on the assumption that experience is an appropriate indicator of future events and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. The amounts recorded for unpaid claims and claim expense reserves represent the Company’s best estimate based upon facts and actuarial guidelines. Accordingly, actual claim payouts may vary from these estimates.

The following summarizes the changes in disabled life and LTC unpaid claims and claim expense reserves:

	December 31,
	2016	2015

	(In Millions)

Claim reserves, beginning of year	$2,051	$2,044
Less: Reinsurance recoverables	150	143

Net claim reserves, beginning of year	1,901	1,901

Claims paid related to:
Current year	(13)	(13)
Prior years	(332)	(333)

Total claims paid	(345)	(346)

Incurred related to:
Current year’s incurred	237	228
Current year’s interest	3	3
Prior year’s incurred	43	35
Prior year’s interest	81	80

Total incurred	364	346

Net claim reserves, end of year	1,920	1,901
Reinsurance recoverables	163	150

Claim reserves, end of year	$2,083	$2,051

The changes in reserves for incurred claims related to prior years are generally the result of recent loss development trends. The $43 million increase in the prior years’ incurred claims for 2016 and the $35 million increase in the prior years’ incurred claims for 2015 were generally the result of differences between actual termination experience and statutorily prescribed termination tables.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following reconciles disabled life claim reserves to the net claim reserves at the end of the years presented in the previous table. Disabled life claim reserves are recorded in policyholders’ reserves. Accrued claim liabilities are recorded in other liabilities.

	December 31,
	2016	2015

	(In Millions)

Disabled life claim reserves	$1,896	$1,876
Accrued claim liabilities	24	25

Net claim reserves, end of year	$1,920	$1,901

d.	Additional liability for annuity contracts

Certain variable annuity contracts include additional death or other insurance benefit features, such as GMDBs, GMIBs, GMABs and GMWBs. In general, living benefit guarantees require the contract holder or policyholder to adhere to a company-approved asset allocation strategy. Election of these benefits is generally only available at contract issue.

The following shows the changes in the liabilities for GMDBs, GMIBs, GMABs and GMWBs (in millions):

Liability as of January 1, 2015	$486
Incurred guarantee benefits	89
Paid guarantee benefits	(3)

Liability as of December 31, 2015	572
Incurred guarantee benefits	84
Paid guarantee benefits	(5)

Liability as of December 31, 2016	$651

The Company held reserves in accordance with the stochastic scenarios as of December 31, 2016 and 2015. As of December 31, 2016 and 2015, the Company held additional reserves above those indicated based on the stochastic scenarios in order to maintain a prudent level of reserve adequacy.

The following summarizes the account values, net amount at risk and weighted average attained age for variable annuity contracts with GMDBs, GMIBs, GMABs and GMWBs classified as policyholders’ reserves and separate account liabilities. The net amount at risk is defined as the minimum guarantee less the account value calculated on a policy-by-policy basis, but not less than zero.

	December 31,
	2016			2015

	Account Value	Net Amount at Risk	Weighted Average Attained Age	Account Value	Net Amount at Risk	Weighted Average Attained Age

	($ In Millions)

GMDB	$18,800	$36	63	$18,991	$90	63
GMIB Basic	894	92	67	959	107	66
GMIB Plus	3,059	589	66	3,106	561	65
GMAB	3,158	22	58	3,072	57	58
GMWB	206	15	69	209	15	68

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

As of December 31, 2016, the GMDB account value above consists of $4,247 million of Modco assumed within the separate accounts. As of December 31, 2015, the GMDB account value above consists of $4,675 million of Modco assumed within the separate accounts.

Account values of variable annuity contracts with GMDBs, GMIBs, GMABs and GMWBs are summarized below:

	December 31,
	2016			2015

	Separate Account	General Account	Total	Separate Account	General Account	Total

	(In Millions)

GMDB	$14,776	$4,024	$18,800	$15,089	$3,902	$18,991
GMIB Basic	876	18	894	943	16	959
GMIB Plus	3,059	-	3,059	3,106	-	3,106
GMAB	3,104	54	3,158	3,018	54	3,072
GMWB	206	-	206	209	-	209

e.	Additional liability for individual life contracts

Certain universal life and variable universal life contracts include features such as GMDBs or other guarantees that ensure continued death benefit coverage when the policy would otherwise lapse. The value of the guarantee is only available to the beneficiary in the form of a death benefit.

The following presents the changes in the liability, net of reinsurance, for guarantees on universal life and variable universal life type contracts:

	December 31,
	2016	2015

	(In Millions)

Beginning balance	$3,047	$2,673
Net liability increase	51	374

Ending balance	$3,098	$3,047

8.	Reinsurance

The Company enters into reinsurance agreements with affiliated and unaffiliated insurers in the normal course of business in order to mitigate the impact of underwriting mortality and morbidity risks or to assume business. Such transfers do not relieve the Company of its primary liability to its customers and, as such, failure of reinsurers to honor their obligations could result in credit losses that could arise if a reinsurer defaults. The Company reduces reinsurance default risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations within the Company’s reinsurers. The Company reinsures a portion of its mortality risk in its life business under either a first dollar quota-share arrangement or an in excess of the retention limit arrangement with reinsurers. The Company also reinsures a portion of its morbidity risk in its disability and LTC business. The amounts reinsured are on a yearly renewable term, coinsurance or Modco basis. The Company’s highest retention limit for new issues ranges from $15 million to $25 million.

Refer to Note 17. “Related party transactions” for information about the Company’s affiliated assumed reinsurance transactions.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company did not reinsure any policies with a company chartered in a country other than the U.S., excluding U.S. branches of these companies, which was owned in excess of 10% or controlled directly or indirectly by an insured, a beneficiary, a creditor or any other person not primarily engaged in the insurance business. There are no reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premium collected under the reinsured policies.

If all reinsurance agreements were terminated by either party as of December 31, 2016, the resulting reduction in surplus due to loss of reinsurance reserve credits, net of unearned premium, would be approximately $3,901 million assuming no return of the assets, excluding assets in trust, backing these reserves from the reinsurer to the Company.

Reinsurance amounts included in the Statutory Statements of Operations were as follows:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Direct premium	$21,319	$20,754	$17,337
Premium assumed	1,442	1,608	1,827
Premium ceded	(1,329)	(819)	(781)

Total net premium	$21,432	$21,543	$18,383

Reinsurance recoveries
Assumed	$(95)	$(88)	$(63)
Ceded	566	594	472

Reinsurance amounts included in the Statutory Statements of Financial Position were as follows:

	December 31,
	2016	2015

	(In Millions)
Reinsurance reserves:
Assumed	$9,368	$9,359
Ceded	(4,488)	(3,803)

Amounts recoverable from reinsurers
Assumed	(45)	(37)
Ceded	150	195

Reinsurance reserves ceded to unaffiliated reinsurers as of December 31, 2016 include $2,925 million associated with life insurance policies, $1,517 million for LTC, $35 million for disability and $11 million for group life and health. Reinsurance reserves ceded to unaffiliated reinsurers as of December 31, 2015 include $2,344 million associated with life insurance policies, $1,407 million for LTC, $39 million for disability and $13 million for group life and health.

In 2016, the Company strengthened its gross LTC policyholders’ reserves by $189 million to reflect the risk inherent in the cash flows of this business. This risk is ceded to an unaffiliated reinsurer, therefore the ceded policyholders’ reserves have also been increased by $189 million.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

In 2015, the Company strengthened its gross LTC policyholders’ reserves by $200 million to reflect the risk inherent in the cash flows of this business. This risk is ceded to an unaffiliated reinsurer, therefore the ceded policyholders’ reserves have also been increased by $200 million.

Effective December 31, 2016, the Company entered into a series of reinsurance agreements with an authorized third-party to reinsure approximately 100% of certain of the Company’s inforce universal life, variable life, and 20-year term life policies. Under the terms of the agreements, the Company gave approximately $85 million of consideration to the reinsurer. The universal life and term life policies are reinsured on a coinsurance basis, and the variable life policies on a Modco basis. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The Company ceded premium of $473 million and policyholders’ reserves of $411 million in the change in policyholders’ reserves in the Statutory Statement of Operations and recorded a $192 million increase in the Statutory Statements of Changes in Surplus in conjunction with these agreements.

As of December 31, 2016, one reinsurer accounted for 30% of the outstanding balance of the reinsurance recoverable and the next largest reinsurer had 14%. The Company continues to monitor its morbidity risk ceded to one unaffiliated reinsurer for its LTC business. Overall, the Company believes that each of these exposures to a single reinsurer does not create an undue concentration of risk and the Company’s business is not substantially dependent upon any single reinsurer.

9.	Withdrawal characteristics

a.	Annuity actuarial reserves and liabilities for deposit-type contracts

The withdrawal characteristics of the Company’s annuity actuarial reserves and deposit-type contracts as of December 31, 2016 are illustrated below:

	General Account	Separate Account w/ Guarantees	Separate Account Nonguaranteed	Amount	% of Total

	($ In Millions)
Subject to discretionary withdrawal:
With market value adjustment	$14,197	$-	$ -	$14,197	13%
At book value less current surrender charge of 5% or more	2,177	-	-	2,177	2
At fair value	-	17,764	40,444	58,208	54

Subtotal	16,374	17,764	40,444	74,582	70
Subject to discretionary withdrawal:
At book value without fair value adjustment	9,881	552	-	10,433	10
Not subject to discretionary withdrawal	21,880	-	-	21,880	20

Total	$48,135	$18,316	$ 40,444	$106,895	100%

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following is a summary of total annuity actuarial reserves and liabilities for deposit-type contracts as of December 31, 2016 (in millions):

Statutory Statements of Financial Position:
Policyholders’ reserves – group annuities	$23,724
Policyholders’ reserves – individual annuities	12,840
Liabilities for deposit-type contracts	11,574

Subtotal	48,138

Separate Account Annual Statement:
Annuities	55,548
Other annuity contract deposit-funds and guaranteed interest contracts	3,209

Subtotal	58,757

Total	$106,895

b.	Separate accounts

The Company has guaranteed separate accounts classified as the following: nonindexed, which have multiple concurrent guarantees, including a guarantee that applies for as long as the contract is in effect and does not exceed a 4% rate of return. The Company has nonguaranteed separate accounts which are variable accounts where the benefit is determined by the performance and/or market value of the investments held in the separate account with incidental risk, notional expense and minimum death benefit guarantees.

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2015 is as follows:

	Guaranteed
	Indexed	Nonindexed Less Than/ Equal to 4%	Non Guaranteed	Total

	(In Millions)
Net premium, considerations or deposits for the year ended December 31, 2015	$-	$-	$8,137	$8,137

Reserves at December 31, 2015:
For accounts with assets at:
Fair value	$-	$18,316	$43,108	$61,424

Total	$-	$18,316	$43,108	$61,424

Reserves by withdrawal characteristics:
Subject to discretionary withdrawal:
At fair value	$-	$17,764	$43,108	$60,872
At book value without market value adjustment and current surrender charge of less than 5%	-	552	-	552

Subtotal	-	18,316	43,108	61,424

Total	$-	$18,316	$43,108	$61,424

The Company does not have any reserves in separate accounts for asset default risk in lieu of AVR.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following is a reconciliation of amounts reported as transfers (from) to separate accounts in the Summary of Operations of the Company’s NAIC Separate Account Annual Statement to the amounts reported as net transfers (from) to separate accounts in change in policyholders’ reserves in the accompanying Statutory Statements of Operations:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)
From the Separate Account Annual Statement:
Transfers to separate accounts	$7,366	$8,167	$6,164
Transfers from separate accounts	(8,408)	(7,560)	(7,201)

Subtotal	(1,042)	607	(1,037)
Reconciling adjustments:
Net withdrawals on deposit-type liabilities	(1,183)	(1,360)	(242)

Net transfers from separate accounts	$(2,225)	$(753)	$(1,279)

Net deposits on deposit-type liabilities are not considered premium and therefore are excluded from the Statutory Statements of Operations.

10.	Debt

The Company issues commercial paper in the form of Notes in minimum denominations of $250 thousand up to a total aggregation of $1 billion with maturity dates up to a maximum of 270 days from the date of issuance. Noninterest bearing Notes are sold at par less a discount representing an interest factor. Interest bearing Notes are sold at par. The Notes are not redeemable or subject to voluntary prepayments by the Company. The Notes had a carrying value and face amount of $250 million as of December 31, 2016, 2015 and 2014. Notes issued in 2016 had interest rates ranging from 0.45% to 0.65% with maturity dates ranging from 1 to 48 days. Interest expense for commercial paper was less than $1 million for the years ended December 31, 2016, 2015 and 2014.

The Company has a $1 billion, five year credit facility, with a syndicate of lenders that can be used for general corporate purposes and to support commercial paper borrowings. The facility has an upsize option for an additional $500 million. The terms of the credit facility provide for, among other provisions, covenants pertaining to liens, fundamental changes, transactions with affiliates and adjusted statutory surplus. As of and for the years ended December 31, 2016, 2015 and 2014, the Company was in compliance with all covenants under the credit facility. For the years ended December 31, 2016, 2015 and 2014, there were no draws on the credit facilities. Credit facility fees were less than $1 million for the years ended December 31, 2016, 2015 and 2014.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

11.	Employee benefit plans

The Company sponsors multiple employee benefits, providing retirement, life, health and other benefits to employees, certain employees of unconsolidated subsidiaries, agents, general agents and retirees who meet plan eligibility requirements.

In 2015, the Company communicated its intent to amend its retired employee and retired agent welfare benefit plans with regard to the medical coverage certain of Medicare-eligible and non-Medicare eligible retirees and their dependents as well as certain former employees receiving long-term disability benefits and surviving dependents (Covered Retirees). Effective January 1, 2016, the Company ceased to provide company-sponsored medical coverage to Covered Retirees through the self-insured medical options under its welfare benefit plans. Instead, the Company provides access to health insurance coverage for Covered Retirees and their dependents through a private insurance marketplace. Eligible Covered Retirees are provided with a company-funded Retiree Health Reimbursement Account (RHRA), which can be used for reimbursement of health insurance premiums or eligible out-of-pocket medical expenses. Effective January 1, 2016, the Medicare Part D subsidy no longer applies as Medicare-eligible participants are no longer covered under the self-insured retiree health care plans. The projected benefit obligation decreased $98 million as a result of this amendment in the fourth quarter 2015 remeasurement and is being amortized through net periodic benefit cost over the average remaining years of service of the eligible employees and agents.

On July 1, 2016, the Company agreed to provide certain service credits under the MassMutual Retired Agents’ Welfare Benefits Plan for prior MPCG service. This resulted in an increase to the accumulated projected benefit obligation of $41 million recognized at the time of the acquisition. The expense attributable to prior service periods is recorded as amortization of the nonadmitted assets acquired rather than through the amortization of prior service cost. See Note 18f. “Business Combinations and Goodwill” for further information on the acquisition of MPCG.

The Society of Actuaries RP 2014 mortality tables and improvement scale was amended in October 2016 and 2015. The Company adopted the new mortality tables and other key plan assumptions as part of its fourth quarter 2016 and 2015 remeasurements. As a result of these changes, the Company’s aggregate projected benefit obligation as of December 31, 2016 was decreased by approximately $37 million and the projected benefit obligation as of December 31, 2015 increased approximately $155 million.

a.	Pension plans

The Company has funded and unfunded noncontributory defined benefit pension plans that cover substantially all employees, agents and retirees. The qualified defined benefit plan includes a defined benefit formula and a cash balance formula. Participants earn benefits under the plan based on the defined benefit formula, the cash balance formula, or a combination of both formulas as determined by their date of hire or rehire. Under the defined benefit formula, benefits are calculated based on final average earnings and length of service. Benefits under the cash balance formula are determined based on age, service and salary during the participants’ careers.

The Company’s policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. The Company contributed $66 million in 2016 and $47 million in 2015 to its qualified defined benefit plan.

b.	Defined contribution plans

The Company sponsors funded (qualified 401(k) thrift savings) and unfunded (nonqualified deferred compensation thrift savings) defined contribution plans for its employees, agents and retirees. The qualified 401(k) thrift savings plan’s net assets available for benefits were $2,453 million as of December 31, 2016 and $2,220 million as of December 31, 2015. The Company match for the qualified 401(k) thrift savings plan is limited to 5% of eligible W-2 compensation. The Company’s total matching thrift savings contributions, included in general insurance expenses were $46 million for the year ended December 31, 2016 and $42 million for the year ended December 31, 2015 and $44 million for 2014.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company also maintains a defined contribution plan for agents, which was frozen in 2001. The net assets available for these benefits were $174 million as of December 31, 2016 and $177 million as of December 31, 2015.

c.	Other postretirement and postemployment benefits

The Company provides certain life insurance and health care benefits (other postretirement benefits) for its retired employees and agents, their beneficiaries and covered dependents. MMHLLC has the obligation to pay the Company’s other postretirement benefits. The transfer of this obligation to MMHLLC does not relieve the Company of its primary liability. MMHLLC is allocated other postretirement expenses related to interest cost, amortization of actuarial gains (losses) and expected return on plan assets, whereas service cost and prior service cost are recorded by the Company.

Substantially all of the Company’s U.S. employees and agents may become eligible to receive other postretirement benefits. These benefits are funded as the benefits are provided to the participants. For employees who retire after 2009, except certain employees who were close to retirement in 2010, the Company’s cost is limited to a RHRA which accumulates during an employee’s career and can be drawn down by the retiree to purchase coverage outside of the Company or for other health care costs. Retired employees with an RHRA also may choose to purchase coverage through the private retiree exchange.

For other current and future retired employees, and current and future retired agents, the Company provides access to postretirement health care plans through a private retiree exchange. The Company’s cost is limited to the fixed annual subsidy provided to retirees through a Health Reimbursement Account each year that the retiree can use to purchase coverage on the exchange or for other health care costs.

Company-paid basic life insurance is provided to retirees who retired before 2010 and certain employees who retire after 2009 but were close to retirement in 2010. Supplemental life insurance is available to certain retirees on a retiree-pay-all basis.

The Company provides retiree life insurance coverage for home office employees who, as of January 1, 2010, were age 50 with at least 10 years of service or had attained 75 points, generally age plus service, with a minimum 10 years of service.

Accrued Postemployment Benefits

The Company provides severance-related postemployment benefits for home office employees. The net accumulated liability for these benefits was $51 million as of December 31, 2016 and $43 million as of December 31, 2015.

The Company accrues postemployment benefits for the health benefits of agents who qualify for long-term disability and are not retired. The net accumulated liability for these benefits was $6 million as of December 31, 2016 and $7 million as of December 31, 2015.

d.	Benefit obligations

Accumulated benefit obligations are the present value of pension benefits earned as of a December 31 measurement date (the Measurement Date) based on service and compensation and do not take into consideration future salary levels.

Projected benefit obligations for pension benefits are the present value of pension benefits earned as of the Measurement Date projected for estimated salary increases to an assumed date with respect to retirement, termination, disability or death.

Refer to Note 11f. “Amounts recognized in the Statutory Statements of Financial Position,” for details on the funded status of the plans.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Accumulated and projected postretirement benefit obligations for other postretirement benefits are the present value of postretirement medical and life insurance benefits earned as of the Measurement Date projected for estimated salary and medical claim rate increases to an assumed date with respect to retirement, disability or death.

Actuarial (gains) losses represent the difference between the expected results and the actual results used to determine the projected benefit obligation, accumulated benefit obligation and current year expense. A few of the major assumptions used in this calculation include expected future compensation levels, healthcare cost trends, mortality and expected retirement age.

The following presents the total pension and other postretirement accumulated benefit obligation:

	December 31,
	2016	2015	2016	2015

	Pension Benefits		Other Postretirement Benefits

	(In Millions)

Accumulated benefit obligation	$2,715	$2,606	$340	$305

The following sets forth the change in projected benefit obligation of the defined benefit pension and other postretirement plans:

	December 31,
	2016	2015	2016	2015

	Pension Benefits		Other Postretirement Benefits

	(In Millions)

Projected benefit obligation, beginning of year	$2,675	$2,581	$305	$412
Service cost	100	71	11	9
Interest cost	113	99	12	14
Contributions by plan participants	-	-	1	9
Plan amendments	-	-	41	(98)
Actuarial (gains) losses	(15)	44	(15)	(20)
Medicare prescription drug direct subsidy	-	-	1	1
Benefits paid	(126)	(111)	(16)	(28)
Change in discount rate	72	(134)	3	(24)
Change in actuarial assumptions	(34)	125	(3)	30

Projected benefit obligation, end of year	$2,785	$2,675	$340	$305

The determination of the discount rate is based upon rates commensurate with current yields on high quality corporate bonds as of the Measurement Date. A spot yield curve is developed from this data that is used to determine the present value for the obligation. The projected plan cash flows are discounted to the Measurement Date based on the spot yield curve. A single discount rate is utilized to ensure the present value of the benefits cash flow equals the present value computed using the spot yield curve. A 25 basis point change in the discount rate results in approximately an $81 million change in the projected pension benefit obligation. The methodology includes producing a cash flow of annual accrued benefits. See Section h. of this Note, “Assumptions” for details on the discount rate.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

e.	Plan assets

The assets of the qualified pension plan investments are invested through a MassMutual group annuity contract and investments held in a trust. The group annuity contract invests in the General Investment Account (GIA) of the Company, pooled separate accounts and nonpooled separate accounts. Pooled separate account assets support more than one contract holder and are managed by the Company and its subsidiaries. These assets are assigned for the purposes of allocating investment returns and asset gains and losses. Nonpooled separate accounts support only one contract holder and are managed by the Company and unaffiliated asset managers.

The Company’s qualified pension plan assets managed by the Company and its subsidiaries are as follows:

	December 31,
	2016	2015

	(In Millions)

Pooled and Non-Pooled Separate Accounts:
General Investment Account	$234	$197
Barings Long Duration Bond Fund	228	214
Alternative Investment Separate Account	221	208
Oppenheimer International Growth Fund	116	118
Oppenheimer Large Core Fund	98	88
Oppenheimer Small Capitalization Core Fund	50	108
MM Select Large Cap Value Fund	50	45
MM Select Blue Chip Growth Fund	48	69
MM Premier Strategic Emerging Markets Fund	39	37
MM Select Growth Opportunities Fund	36	60
MM Select Small Cap Value Fund	27	35
MM Select Small Cap Growth Fund	23	34
Oppenheimer Real Estate Fund	22	34
MM Premier Core Bond Fund	-	26
MassMutual Pension Plan Trust:
Cash and Short-term Cash Equivalents	84	-
Real Estate Fund	41	-
Limited Partnership-Foreign Fund	26	-
Multi-Strategy Hedge Fund	25	-
Limited Partnership - Private Equity/Venture Capital Fund	7	-
Limited Partnership - Real Estate Fund	6	-

	$1,381	$1,273

The approximate amount of annual benefits to be paid to plan participants covered by a group annuity contract issued by the employer or related parties is $74 million for 2017.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company employs a total return investment approach whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets with a prudent level of risk. Risk tolerance is established through consideration of plan liabilities, plan funded status and the Company’s financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Alternative assets such as private equity funds, hedge funds, private real estate funds, equity index exchange traded funds and bond index exchange traded funds are used to improve portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset and liability studies. A portion of the alternative assets are held outside of the group annuity contract and maintained in a trust account at State Street Bank and Trust Company.

The target range allocations for the qualified pension plan assets are 13% to 23% domestic equity securities, 25% to 45% long duration bond securities, 5% to 15% GIA and aggregate bond assets, 13% to 23% international equity securities and 10% to 30% alternative investments. Domestic equities primarily include investments in large capitalization (large-cap) companies and small capitalization (small-cap) companies. Long duration bond securities invest in several long-duration bond exchange traded funds. International equities include investments in American Depository Receipts and limited partnerships that trade primarily in foreign markets in Europe, Latin America and Asia. The pension plan assets invested in the GIA through the unallocated group annuity contract earn a fixed interest. These assets comprised approximately 11% of the plan assets as of December 31, 2016 and 9% as of December 31, 2015.

The following presents the change in fair value of plan assets:

	December 31,
	2016	2015	2016	2015

	Pension Benefits		Other Postretirement Benefits

	(In Millions)

Fair value of plan assets, beginning of year	$2,074	$2,139	$5	$5
Actual return on plan assets	142	(20)	-	-
Employer contributions	90	66	14	19
Contributions by plan participants	-	-	1	9
Benefits paid	(126)	(111)	(16)	(28)

Fair value of plan assets, end of year	$2,180	$2,074	$4	$5

The General Investment Account is designed to provide stable, long-term investment growth. The account value is maintained at a stable value (generally referred to as “book value”) regardless of financial market fluctuations; however, if the plan sponsor initiates a full or partial termination, the amount liquidated is subject to an adjustment that could result in an increase or decrease in the book value of the plan’s investment.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following presents the GIA allocation by type of investment:

	December 31,
	2016	2015

Bonds	58%	59%
Mortgage loans	16	18
Common stocks - subsidiaries and affiliates	10	6
Other investments	8	8
Partnerships and LLCs	5	6
Cash and cash equivalents	2	2
Real estate	1	1

	100%	100%

The assets of the qualified pension plan are invested in the following pooled and nonpooled separate account options as well as certain private equity funds, hedge funds, private real estate funds and an all cap U.S. equity index exchange traded fund held in the MassMutual Pension Plan Trust (Pension Trust Assets):

Barings Long Duration Bond Fund is a nonpooled separate account advised by Barings with a long duration bond strategy that invests in a diversified portfolio of fixed-income securities, including, short-term, intermediate and long-term credit, government securities and cash. The specific performance objective is to outperform the total return of the Bloomberg Barclays U.S. Long Government/Credit Bond index.

Alternative Investment Separate Account is a nonpooled separate account advised by Barings. Barings’ strategy includes investing in private equity funds, hedge funds, a private real estate fund and an all cap U.S. equity index exchange traded fund.

Oppenheimer International Growth Fund is a pooled separate account investing in a mutual fund sub-advised by OFI Institutional Asset Management (OFI Institutional) that invests in international large-cap securities, primarily in the developed international markets. This international equity strategy focuses on well-positioned, well-managed businesses that have strong revenue growth, sustainable profit margins, capital efficiency and/or business integrity.

Oppenheimer Small Capitalization Core Fund is a nonpooled separate account advised by OFI Institutional that invests in domestic small and mid-cap, and international small and mid-cap securities. The fund aims to maintain a broadly diversified portfolio across all major economic sectors by applying risk controls for both sector and position size. The fund’s strategy uses separate fundamental research and quantitative models to select securities.

Oppenheimer Large Core Fund is a nonpooled separate account advised by OFI Institutional that invests in a diversified mix of domestic large company stocks for capital appreciation potential. The strategy is a large-cap core equity strategy, where the portfolio managers combine fundamental research and quantitative models to identify investment opportunities among large, competitively advantaged companies whose earnings are growing faster than average, or whose shares appear to be mispriced by the market.

MM Select Blue Chip Growth Fund is a pooled separate account investing in a mutual fund sub-advised by T. Rowe Price Associates, Inc. (T. Rowe Price) and Loomis Sayles & Company (Loomis) that seeks growth of capital over the long-term. The strategy seeks well-established large cap companies with the potential for above-average earnings growth. In selecting securities, T. Rowe Price generally seeks to identify companies with a leading market position, seasoned management and strong financial fundamentals. Loomis emphasizes companies with sustainable competitive advantages, long-term secular and profitable growth, and management teams focused on creating long-term value for shareholders.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

MM Select Large Cap Value Fund is a pooled separate account investing in a mutual fund sub-advised by Barrow Hanley and Huber Capital (Huber). Barrow Hanley manages a dividend focused strategy with a high quality, conservative orientation. Huber employs a more concentrated, deeper value strategy using a dividend discount model as the basis for determining intrinsic value opportunities.

MM Premier Strategic Emerging Markets Fund is a pooled separate account investing in a mutual fund sub-advised by OFI Institutional seeking long-term growth of capital by investing primarily in international emerging markets. OFI Institutional determines the universe of emerging market countries in which to invest, based on OFI Institutional’s assessment of a country’s suitability for investment.

MM Select Growth Opportunities Fund is a pooled separate account investing in a mutual fund sub-advised by Sands Capital Management, LLC (Sands) and Jackson Square Partners (JSP) with a large-cap growth equity focus. Sands uses bottom-up, fundamental research and employs six key investment criteria: sustainable, above average earnings growth, a leadership position, competitive advantages, a value-added focus with a clear mission, financial strength and rational valuation. JSP seeks to select large-cap equities that it believes are undervalued in relation to their intrinsic value, as indicated by multiple factors, including a return on capital above its cost of capital.

Oppenheimer Real Estate Fund is a pooled separate account that invests in an Oppenheimer mutual fund sub-advised by Barings. This real estate strategy seeks out exposure to the commercial real estate market and uses a fundamental research driven approach to search for what are believed to be high quality companies in the Real Estate Investment Trust (REIT) market. REITs are publicly-traded securities that sell like a stock on the major exchanges and which invest in real estate or represent operating companies that are involved in the real estate market.

MM Select Small Cap Value Fund is a pooled separate account investing in a mutual fund sub-advised by Wellington Management and Barrow Hanley that seeks to maximize total return through investing primarily in small-cap equity securities. Wellington Management employs a bottom-up stock selection process that utilizes proprietary, fundamental research to identify companies it considers to be undervalued but have the potential for significant longer-term returns. Barrow Hanley typically seeks to exploit market inefficiencies by using proprietary research to identify small-cap companies considered to be undervalued but with the potential to generate superior returns at below average levels of risk.

MM Select Small Cap Growth Fund is a pooled separate account investing in a mutual fund sub-advised by Wellington Management and OFI Institutional. The fund invests in domestic small-cap equity securities and seeks long-term capital appreciation. Each sub-adviser employs a growth-based investment approach and may perform a number of analyses in considering whether to buy or sell a security for the fund. Each of the sub-advisers uses a combination of fundamental and quantitative analyses to identify small-cap companies that it believes are experiencing or will experience rapid earnings or revenue growth.

Vanguard Russell 3000 Index is a pooled separate account investing in a mutual fund advised by Vanguard. The fund is passively managed and seeks to track the Russell 3000 Index.

Goldman Sachs Asset Management Long Duration Bond Fund is a nonpooled separate account advised by Goldman Sachs Asset Management that invests in a diversified portfolio of fixed-income securities, including short-term, intermediate and long-term credit, government securities and cash. The specific performance objective is to outperform the total return of the Bloomberg Barclays U.S. Long Government/Credit Bond index.

Pacific Investment Management Company Long Duration Bond Fund is a nonpooled separate account advised by Pacific Investment Management Company that invests in a diversified portfolio of fixed-income securities, including short-term, intermediate and long-term credit and government securities and cash. The specific performance objective is to outperform the total return of the Bloomberg Barclays U.S. Long Government/Credit Bond index.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Oakmark International Collective Fund is a non-pooled separate account advised by Harris Associates that invests primarily in developed market international large-cap equity securities, which may include common stocks, preferred stocks, securities that are convertible into common stocks, depositary receipts and rights and warrants to buy common stocks. This international equity strategy seeks out companies that it believes to be trading in the market at significant discounts to their underlying values.

T. Rowe Price Emerging Markets Stock Fund is a pooled separate account investing in a mutual fund advised by T. Rowe Price that seeks long-term growth of capital through investments primarily in the common stocks of companies located or with primary operations in the emerging markets of Latin America, Asia, Europe, Africa and the Middle East.

MassMutual Pension Plan Trust is a trust account with a strategy of investing in alternative investments as directed by the Company. These investments include private equity, hedge funds, and private real estate, with allocations temporarily awaiting investment held in an all cap U.S. equity index exchange traded fund.

Fair Value Measurements

The Company’s fair value hierarchy is defined in Note 15. “Fair value of financial instruments”.

The following is a description of the valuation methodologies used to measure fair value for the investments in the qualified pension plan.

Pooled Separate Accounts: Unit value calculated based on the net assets of the underlying pool of securities which value their investment securities at fair value. The separate accounts are valued daily based on the NAV of shares of the underlying funds and are therefore generally classified as Level 2. As of December 31, 2016 and 2015, the plan had no specific plans or intentions to sell investments at amounts other than NAV. These investments can be redeemed on a daily basis and have no lockups or funding commitments.

Nonpooled Separate Accounts: Valued primarily using the closing price reported on the active market on which the individual securities are traded.

Cash: Stated at cost, which is equal to fair value, and held by an unaffiliated bank.

General Investment Account option: Liquidation value based on an actuarial formula as defined under the terms of the contract.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of the future values of the investments. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following presents the fair value hierarchy of the Company’s pension plan assets by asset class:

	December 31, 2016
	Level 1	Level 2	Level 3	Total

	(In Millions)
Investments in the qualified pension plan:
Pooled separate accounts:
Common stocks:
U.S. large capitalization	$-	$204	$-	$204
International large capitalization	-	116	-	116
U.S. small capitalization value	-	51	-	51
International emerging markets	-	39	-	39
Real estate	-	22	-	22

Total pooled separate accounts	-	432	-	432

Nonpooled separate accounts:
Common stocks:
U.S. large capitalization	78	-	-	78
U.S. small capitalization	32	-	-	32
U.S. mid capitalization	24	-	-	24
International large capitalization value	5	-	-	5
International small/mid capitalization	6	-	-	6
Corporate and other bonds	-	315	-	315
Long duration bonds	97	-	-	97
Short-term bonds	13	-	-	13
Government securities	-	278	-	278
Mortgage backed securities	-	6	-	6
Registered investment companies:
U.S. large capitalization	63	-	-	63
Emerging markets	64	-	-	64
Multi-strategy hedge funds	-	-	37	37
Limited partnerships:
International small/mid capitalization	-	-	168	168
Multi-strategy hedge funds	-	-	25	25
Private equity/venture capital	-	-	43	43
Asset-backed securities	-	6	-	6
Real estate	-	-	51	51
Cash and short-term cash equivalents	-	14	-	14

Total nonpooled separate accounts	382	619	324	1,325

Pension trust assets:
Common stocks:
U.S. large capitalization	84	-	-	84
Multi-strategy hedge funds	-	-	25	25
Limited partnerships:
Real estate	-	-	6	6
Private equity/venture capital	-	-	7	7
Foreign	-	-	26	26
Real estate	-	-	41	41

Total pension trust assets	84	-	105	189

Total general investment account	-	-	234	234

Total	$466	$1,051	$663	$2,180

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

	December 31, 2015
	Level 1	Level 2	Level 3	Total

	(In Millions)
Investments in the qualified pension plan:
Pooled separate accounts:
Common stocks:
U.S. large capitalization	$-	$300	$-	$300
International large capitalization value	-	118	-	118
U.S. small capitalization value	-	68	-	68
International emerging markets	-	37	-	37
Real estate	-	34	-	34
Diversified fixed income bonds	-	26	-	26

Total pooled separate accounts	-	583	-	583

Nonpooled separate accounts:
Common stocks:
U.S. large capitalization	68	-	-	68
U.S. small capitalization	77	-	-	77
U.S. mid capitalization	32	-	-	32
International large capitalization value	5	-	-	5
International small/mid capitalization	8	-	-	8
Corporate and other bonds	-	249	-	249
Long duration bonds	140	-	-	140
Short term bonds	2	-	-	2
Government securities	-	266	-	266
Mortgage backed securities	-	3	-	3
Registered investment companies:
U.S. large capitalization	59	-	-	59
Emerging markets	57	-	-	57
Multi-strategy hedge funds	-	-	37	37
Limited partnerships:
International small/mid capitalization	-	-	155	155
Multi-strategy hedge funds	-	-	25	25
Private equity/venture capital	-	-	39	39
Asset backed securities	-	9	-	9
Real estate	-	-	46	46
Cash and short-term cash equivalents	9	8	-	17

Total nonpooled separate accounts	457	535	302	1,294

Total general investment account	-	-	197	197

Total	$457	$1,118	$499	$2,074

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following sets forth a summary of changes in the fair value of the plan’s Level 3 invested assets:

	Beginning Balance 1/1/2016	Actual Return on Plan Assets	Purchases	Sales	Transfers	Ending Balance 12/31/2016

	(In Millions)

Non-pooled separate accounts:
Limited partnerships:
International small/mid cap	$155	$13	$-	$-	$-	$168
Private equity/venture capital	39	1	5	(2)	-	43
Multi-strategy hedge fund	25	-	-	-	-	25
Real estate	46	5	-	-	-	51
Multi-strategy hedge fund	37	-	-	-	-	37
General investment account	197	10	131	(214)	110	234
Pension trust assets:
Limited partnerships:
Foreign	-	1	25	-	-	26
Private equity/venture capital	-	-	9	(2)	-	7
Real estate	-	-	7	(1)	-	6
Multi-strategy hedge fund	-	-	25	-	-	25
Real estate	-	1	40	-	-	41

Total	$499	$31	$242	$(219)	$110	$663

Current year transfers of $110 million into the GIA Level 3 from Level 1 and 2 investments was for the funding of the new MassMutual Pension Plan Trust.

	Beginning Balance 1/1/2015	Actual Return on Plan Assets	Purchases	Sales	Transfers	Ending Balance 12/31/2015

	(In Millions)

Non-pooled separate accounts:
Limited partnerships:
International small/mid cap	$106	$(10)	$59	$-	$-	$155
Multi-strategy hedge fund	23	2	-	-	-	25
Private equity venture capital	28	8	5	(2)	-	39
Multi-strategy hedge fund	37	-	-	-	-	37
Real estate	39	7	-	-	-	46
General investment account	215	6	71	(95)	-	197

Total	$448	$13	$135	$(97)	$-	$499

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. Based on these criteria, there were no significant transfers into or out of Level 1, 2, or 3 for the year ended December 31, 2016.

Postretirement Investments

Postretirement benefit plan assets are invested solely in a domestic fixed-income bond fund. The fair value of these postretirement benefit plan assets was $4 million as of December 31, 2016 and $5 million as of December 31, 2015 and were included within Level 1. The domestic fixed-income fund is a money market mutual fund that seeks the maximum potential return commensurate with the desired stability of the investments. The fund seeks to achieve this objective by investing in money market securities meeting specific credit quality standards.

The Company invests in cash, cash equivalents and liquid fixed-income securities to the extent necessary to satisfy reasonably anticipated routine current benefit payments, with additional funds held that are sufficient to satisfy reasonably unanticipated spikes in benefit payments.

f.	Amounts recognized in the Statutory Statements of Financial Position

Unrecognized prior service cost is the adjustment to the projected benefit obligation as a result of plan amendments. It represents the increase or decrease in benefits for service performed in prior periods. For pension benefits, this cost is amortized into net periodic benefit cost over the average remaining service years of active employees at the time of the amendment. For other postretirement benefits, this cost is amortized into net periodic benefit cost over the average remaining lifetime of eligible employees and retirees at the time of the amendment.

Unrecognized net actuarial (gains) losses are variances between assumptions used and actual experience. These assumptions include return on assets, demographics and mortality. The unrecognized net actuarial (gains) losses are amortized if they exceed 10% of the projected benefit obligation and are amortized starting in the period after recognition. These are amortized into net periodic benefit cost over the remaining service-years of active employees and over the average remaining lifetime of eligible employees and retirees for other postretirement benefits.

As of December 31, 2016, the unamortized balance of the transition liability upon adoption of SSAP 102 was $10 million. This transition liability is being amortized through 2021.

The prepaid pension asset is a cumulative balance of employer contributions made to the plan netted against the plan’s accumulated net periodic benefit costs. The prepaid pension asset is a nonadmitted asset.

The accrued benefit cost recognized is the funded status of the plan adjusted for the remaining balance of unrecognized prior service cost, unrecognized net actuarial loss and the nonadmitted prepaid pension asset.

The following sets forth the amounts amortized from net surplus in the “Statutory Statements of Financial Position” and recognized as components of net periodic benefit cost in 2016 and 2015 and the amounts expected to be recognized in 2017:

	December 31,
	2017	2016	2015	2017	2016	2015

	Pension Benefits			Other Postretirement Benefits

	(In Millions)

Net prior service cost	$3	$4	$4	$(6)	$(6)	$2
Net recognized actuarial losses	65	70	66	2	3	3

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following sets forth the amounts to be amortized from net surplus in the “Statutory Statements of Financial Position” that have not yet been recognized as components of net periodic benefit cost:

	December 31,
	2016	2015	2016	2015

	Pension Benefits		Other Postretirement Benefits

	(In Millions)

Net prior service cost	$6	$9	$(52)	$(58)
Net actuarial losses	981	1,019	23	43
Unrecognized transition liability	10	18	-	-

The following sets forth the projected benefit obligation funded status of the plans:

	December 31,
	2016	2015	2016	2015

	Pension Benefits		Other Postretirement Benefits

	(In Millions)

Projected benefit obligation	$2,785	$2,675	$340	$305
Less: fair value of plan assets	2,180	2,074	4	5

Projected benefit obligation funded status	$(605)	$(601)	$(336)	$(300)

The qualified pension plan was underfunded by $246 million as of December 31, 2016 and by $251 million as of December 31, 2015. The nonqualified pension plans are not funded and have total projected benefit obligations of $359 million as of December 31, 2016 and $350 million as of December 31, 2015.

The qualified pension plan non-admitted pension plan asset was $624 million as of December 31, 2016 and $659 million as of December 31, 2015.

The Company intends to fund $121 million in 2017 to meet its expected current obligations under its qualified and nonqualified pension plans and other postretirement benefit plans.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

g.	Net periodic cost

The net periodic cost represents the annual accounting income or expense recognized by the Company and is included in general insurance expenses in the Statutory Statements of Operations. The net periodic cost recognized is as follows:

	Years Ended December 31,
	2016	2015	2016	2015

	Pension Benefits		Other Postretirement/ Postemployment

	(In Millions)

Service cost	$100	$71	$12	$10
Interest cost	113	99	14	16
Expected return on plan assets	(144)	(154)	-	-
Amortization of unrecognized net actuarial and other losses	70	65	3	6
Amortization of unrecognized prior service cost	3	4	(6)	2

Total net periodic cost	$142	$85	$23	$34

The expected future pension and other postretirement benefit payments, which reflect expected future service, are as follows:

	Pension Benefits	Other Postretirement Benefits

	(In Millions)

2017	$93	$20
2018	100	21
2019	107	21
2020	113	21
2021	120	21
2022-2026	707	99

The Medicare Part D subsidy no longer applies as Medicare-eligible participants are no longer covered under the self-insured retiree health care plan.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The net expense recognized in the Statutory Statements of Operations for all employee and agent benefit plans is as follows:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Pension	$142	$85	$90
Health	103	88	81
Thrift	46	42	44
Postretirement	22	27	28
Postemployment	-	4	5
Life	4	3	3
Disability	4	3	3
Other benefits	10	9	9

Total	$331	$261	$263

h.	Assumptions

The assumptions the Company used to calculate the benefit obligations and to determine the benefit costs are as follows:

December 31,
	2016	2015	2014	2016	2015	2014

	Pension Benefits			Other Postretirement Benefits

Weighted-average assumptions used to determine:
Benefit obligations:
Discount rate	4.10%	4.30%	3.90%	3.85%	3.95%	3.75%
Expected long-term rate of return on plan assets	6.75%	7.00%	7.50%	3.00%	3.00%	3.00%
Expected rate of compensation increase	3.50%	3.50%	4.00%	3.50%	3.50%	4.00%

Net periodic benefit cost:
Discount rate	4.30%	3.90%	4.85%	3.95%	3.75%	4.70%
Expected long-term rate of return on plan assets	7.00%	7.25%	7.50%	3.00%	3.00%	3.00%
Expected rate of compensation increase	3.50%	4.00%	4.00%	3.50%	4.00%	4.00%

Assumed health care cost trend rates:
Health care cost trend rate	-	-	-	8.00%	8.00%	7.00%
Ultimate health care cost trend rate after gradual decrease until 2024 for 2016 and 2015, and 2023 for 2014.	-	-	-	5.00%	5.00%	5.00%

Assumed health care cost trend rates do not have a significant effect on the amounts reported for the health care plans.

The discount rate used to determine the benefit obligations as of yearend is used to determine the expense in the next fiscal year.

The Company determines its assumptions for the expected rate of return on plan assets for its plans using a “building block” approach, which focuses on ranges of anticipated rates of return for each asset class. A weighted range of nominal rates is determined based on target allocations for each class of asset.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

12.	Employee compensation plans

The Company has a long-term incentive compensation plan under which certain employees of the Company and its subsidiaries may be issued phantom stock-based compensation awards. These awards include PSARs and PRS. These awards do not grant an equity or ownership interest in the Company.

A summary of the weighted average grant price of PSARs and PRS shares granted, the intrinsic value of PSARs shares exercised, the PRS liabilities paid and the fair value of shares vested during the year is as follows:

	December 31,
	2016	2015	2014

Weighted average grant date fair value:
PSARs granted during the year	$86.80	$99.42	$78.50
PRS granted during the year	86.67	98.64	78.54
Intrinsic value (in thousands):
PSARs options exercised	5,220	38,282	29,125
PRS liabilities paid	25,931	30,560	30,757
Fair value of shares vested during the year	26,622	44,476	71,207

A summary of PSARs and PRS shares is as follows:

	PSARs			PRS

		Weighted Average			Weighted Average

	Number of Share Units	Price	Remaining Contract Terms	Number of Share Units	Price	Remaining Contract Terms

	(In Thousands)		(In Years)	(In Thousands)		(In Years)

Outstanding as of December 31, 2014	2,755	$73.82	1.7	1,112	$69.47	3.3
Granted	939	99.42		321	98.64
Exercised	(1,090)	64.46		(309)	58.93
Forfeited	(42)	83.74		(36)	76.83

Outstanding as of December 31, 2015	2,562	85.88	3.3	1,088	80.89	2.7
Granted	1,175	86.80		400	86.67
Exercised	(445)	77.79		(301)	69.54
Forfeited	(298)	86.68		(105)	83.88

Outstanding as of December 31, 2016	2,994	87.35	3.2	1,082	85.33	2.9

Exercisable as of December 31, 2016	418	$81.30	1.6	4	$80.93	1.8

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The PSARs compensation was a benefit of $4 million for the year ended December 31, 2016 and $5 million for the year ended December 31, 2015 and an expense of $63 million for the year ended December 31, 2014. The PSARs accrued compensation liability was $2 million as of December 31, 2016 and $10 million as of December 31, 2015. For the year ended December 31, 2016 there was no unrecognized compensation expense related to nonvested PSARs awards and was $3 million for the year ended December 31, 2015 and $18 million for the year ended December 31, 2014. The weighted average period over which the expense is expected to be recognized is 3.2 years. The PSARs unrecognized compensation expense represents the total intrinsic value of all shares issued if 100% vested at current stock price, minus current compensation liability.

The PRS compensation expense was $18 million for the year ended December 31, 2016 and $16 million for the year ended December 31, 2015 and $38 million for the year ended December 31, 2014. The PRS accrued compensation liability was $44 million for the year ended December 31, 2016 and $49 million for the year ended December 31, 2015. Unrecognized compensation expense related to nonvested PRS awards was $39 million as of December 31, 2016 and as of December 31, 2015 and $45 million for the year ended December 31, 2014. The weighted average period over which the expense is expected to be recognized is 2.9 years. The PRS unrecognized compensation expense represents the total value of all shares issued if 100% vested at the current stock price, minus current compensation liability.

13.	Surplus notes

The following table summarizes the surplus notes issued and outstanding as of December 31, 2016:

Issue Date	Face Amount	Carrying Value	Interest Rate	Maturity Date	Scheduled Annual Interest Payment Dates
	($ In Millions)

11/15/1993	$250	$250	7.625%	11/15/2023	May 15 & Nov 15
03/01/1994	100	100	7.500%	03/01/2024	Mar 1 & Sept 1
05/12/2003	250	249	5.625%	05/15/2033	May 15 & Nov 15
06/01/2009	750	743	8.875%	06/01/2039	Jun 1 & Dec 1
01/17/2012	400	399	5.375%	12/01/2041	Jun 1 & Dec 1
04/15/2015	500	491	4.500%	04/15/2065	Apr 15 & Oct 15

Total	$2,250	$2,232

All payments of interest and principal are subject to the prior approval of the Division. Interest expense is not recorded until approval for payment is received from the Division. As of December 31, 2016, the unapproved interest was $19 million. Through December 31, 2016, the Company paid cumulative interest of $1,435 million on surplus notes. Interest of $151 million was approved and paid during the year ended December 31, 2016.

Anticipated sinking fund payments are due for the notes issued in 1993 and 1994 as follows: $62 million in 2021, $88 million in 2022, $150 million in 2023 and $50 million in 2024. There are no sinking fund requirements for the notes issued in 2003, 2009, 2012 or 2015.

These notes are unsecured and subordinate to all present and future indebtedness of the Company, all policy claims and all prior claims against the Company as provided by the Massachusetts General Laws. The surplus notes are all held by bank custodians for unaffiliated investors. All issuances were approved by the Division. Surplus notes are included in surplus on the Statutory Statements of Financial Position.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

14.	Presentation of the Statutory Statements of Cash Flows

The following table presents those transactions that have affected the Company’s recognized assets or liabilities but have not resulted in cash receipts or payments during the years ended December 31, 2016, 2015 and 2014. In the Company’s prior year financial statements, the non-cash activities shown below were included within the Statutory Statement of Cash Flows. In 2015, the NAIC issued clarifying guidance related to the exclusion of non-cash activities from the statement of cash flows. As a result, the Company has excluded the 2016 and 2015 non-cash activities below from the Statutory Statement of Cash Flows for the years ended December 31, 2016 and 2015; however, the 2014 non-cash activities below continue to be included within the Statutory Statements of Cash Flows for the year ended December 31, 2014.

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Acquisition of affiliated common stock for bonds and mortgage loans	$3,287	$-	$-
Premium recognized for group annuity contracts	905	1,471	-
Partnerships and LLCs contributed to MMHLLC	682	-	-
Bond conversions and refinancing	419	1,197	1,066
Stock and bond distributions from partnerships and LLCs	180	-	-
Mortgage loans contributed to partnerships	98	-	-
Bonds converted from long-term to short-term	89
Change in market value of COLI	59	-	-
Bank loan rollovers	5	143	625
Bonds received as consideration for assignment of deposit-type liabilities	-	(690)	-
Deposit-type liabilities assigned in exchange for bonds	-	690	-
Bonds received in exchange for equity of an indirect subsidiary	-	185	-
Mortgage loan issued in sale of real estate	-	-	150
Bonds received as consideration for group annuity contracts	(905)	(1,466)	-
Other	52	129	110

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

15.	Fair value of financial instruments

The following presents a summary of the carrying values and fair values of the Company’s financial instruments:

	December 31, 2016

	Carrying Value	Fair Value	Level 1	Level 2	Level 3

	(In Millions)

Financial assets:
Bonds:
U. S. government and agencies	$6,819	$7,327	$-	$7,323	$4
All other governments	924	934	-	863	71
States, territories and possessions	676	723	-	723	-
Political subdivisions	483	514	-	514	-
Special revenue	5,605	6,167	-	6,134	33
Industrial and miscellaneous	62,806	64,478	-	39,231	25,247
Parent, subsidiaries and affiliates	6,508	6,604	-	615	5,989
Preferred stocks	465	482	1	30	451
Common stocks - subsidiaries and affiliates	573	573	487	23	63
Common stocks - unaffiliated	1,120	1,120	582	349	189
Mortgage loans - commercial	19,193	19,660	-	-	19,660
Mortgage loans - residential	1,768	1,728	-	-	1,728
Derivatives:
Interest rate swaps	8,084	8,633	-	8,633	-
Options	653	653	-	653	-
Currency swaps	937	937	-	937	-
Forward contracts	51	51	-	51	-
Credit default swaps	38	40	-	40	-
Cash, cash equivalents and short-term investments	3,726	3,726	(95)	3,821	-
Separate account assets	62,204	62,204	39,641	21,825	738
Financial liabilities:
GICs	7,086	7,028	-	-	7,028
Group annuity contracts and other deposits	19,097	19,661	-	-	19,661
Individual annuity contracts	6,715	8,272	-	-	8,272
Supplementary contracts	1,152	1,153	-	-	1,153
Repurchase agreements	4,729	4,729	-	4,729	-
Commercial paper	250	250	-	250	-
Derivatives:
Interest rate swaps	5,915	5,960	-	5,960	-
Options	6	6	-	6	-
Currency swaps	36	36	-	36	-
Forward contracts	56	56	-	56	-
Credit default swaps	1	1	-	1	-

Common stocks – subsidiaries and affiliates do not include unconsolidated subsidiaries, which had statutory carrying values of $13,671 million.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

	December 31, 2015

	Carrying Value	Fair Value	Level 1	Level 2	Level 3

	(In Millions)

Financial assets:
Bonds:
U. S. government and agencies	$8,015	$8,526	$-	$8,521	$5
All other governments	762	762	-	690	72
States, territories and possessions	727	776	-	776	-
Political subdivisions	468	503	-	503	-
Special revenue	5,414	6,061	-	6,025	36
Industrial and miscellaneous	57,984	58,260	-	35,010	23,250
Parent, subsidiaries and affiliates	6,177	6,340	-	646	5,694
Preferred stocks	533	520	13	30	477
Common stocks - subsidiaries and affiliates	441	441	307	94	40
Common stocks - unaffiliated	1,140	1,140	445	515	180
Mortgage loans - commercial	20,287	20,815	-	-	20,815
Mortgage loans - residential	1,721	1,684	-	-	1,684
Derivatives:
Interest rate swaps	8,033	8,554	-	8,554	-
Options	622	622	-	622	-
Currency swaps	536	536	-	536	-
Forward contracts	55	55	-	55	-
Credit default swaps	22	13	-	13	-
Cash, cash equivalents and short-term investments	3,049	3,049	174	2,875	-
Separate account assets	60,386	60,386	39,355	20,306	725
Financial liabilities:
Repurchase agreements	5,130	5,130	-	5,130	-
Commercial paper	277	277	-	250	27
GICs	5,944	5,933	-	-	5,933
Group annuity contracts and other deposits	17,939	18,667	-	-	18,667
Individual annuity contracts	6,501	8,025	-	-	8,025
Supplementary contracts	1,094	1,095	-	-	1,095
Derivatives:
Interest rate swaps	5,797	5,839	-	5,839	-
Options	7	7	-	7	-
Currency swaps	4	4	-	4	-
Forward contracts	13	13	-	13	-
Credit default swaps	19	20	-	20	-

Common stocks – subsidiaries and affiliates do not include unconsolidated subsidiaries, which had a statutory carrying value of $7,519 million.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value establishes a measurement framework that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. Each level reflects a unique description of the inputs that are significant to the fair value measurements. The levels of the fair value hierarchy are as follows:

Level 1 – Observable inputs in the form of quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be derived from observable market data for substantially the full term of the assets or liabilities.

Level 3 – One or more unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using internal models, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When available, the Company generally uses unadjusted quoted market prices from independent sources to determine the fair value of investments, and classifies such items within Level 1 of the fair value hierarchy. If quoted prices are not available, prices are derived from observable market data for similar assets in an active market or obtained directly from brokers for identical assets traded in inactive markets. Investments that are priced using these inputs are classified within Level 2 of the fair value hierarchy. When some of the necessary observable inputs are unavailable, fair value is based upon internally developed models. These models use inputs not directly observable or correlated with observable market data. Typical inputs, which are integrated in the Company’s internal discounted cash flow models and discounted earnings models include, but are not limited to, issuer spreads derived from internal credit ratings and benchmark yields such as London Inter-Bank Offered Rate (LIBOR), cash flow estimates and earnings before interest, taxes, depreciation and amortization estimates. Investments that are priced with such unobservable inputs are classified within Level 3 of the fair value hierarchy.

The Company has established and maintains policies and guidelines that govern its valuation methodologies and their consistent application. These policies and guidelines address the use of inputs, price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators for reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Annually, the Company reviews the primary pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable as defined above. While the Company was not provided access to proprietary models of the vendor, the reviews have included on-site walk-throughs of the pricing process, methodologies and control procedures for each asset class and level for which prices are provided. The review also included an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes. In addition, the Company and its pricing vendors have an established challenge process in place for all security valuations, which facilitates identification and resolution of prices that fall outside expected ranges. The Company believes that the prices received from the pricing vendors are representative of prices that would be received to sell the assets at the applicable measurement date (exit prices) and are classified appropriately in the hierarchy.

The Company reviews the fair value hierarchy classifications at each reporting period. Overall, reclassifications between levels occur when there are changes in the observability of inputs and market activity used in the valuation of a financial asset or liability. Such reclassifications are reported as transfers between levels at the beginning fair value for the reporting period in which the changes occur. Given the types of assets classified as Level 1 (primarily equity securities including mutual fund investments), transfers between Level 1 and Level 2 measurement categories are expected to be infrequent. Transfers into and out of Level 3 are summarized in the schedule of changes in Level 3 assets and liabilities.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The fair value of group annuity contracts and other deposits is determined by multiplying the book value of the contract by an average market value adjustment factor. The market value adjustment factor is directly related to the difference between the book value of client liabilities and the present value of installment payments discounted at current market value yields. The market value yield is measured by the Barclay’s Aggregate Bond Index, subject to certain adjustments, and the installment period is equivalent to the duration of the Company’s invested asset portfolio.

The fair value of individual annuity and supplementary contracts is determined using one of several methods based on the specific contract type. For short-term contracts, generally less than 30 days, the fair value is assumed to be the book value. For contracts with longer durations, GICs and investment-type contracts, the fair value is determined by calculating the present value of future cash flows discounted at current market interest rates, the risk-free rate or a current pricing yield curve based on pricing assumptions using assets of a comparable corporate bond quality. Annuities receiving dividends are accumulated at the average minimum guaranteed rate and discounted at the risk-free rate. All others are valued using cash flow projections from the Company’s asset-liability management analysis.

The use of different assumptions or valuation methodologies may have a material impact on the estimated fair value amounts.

The following presents the Company’s fair value hierarchy for assets and liabilities that are carried at fair value:

	December 31, 2016

	Level 1	Level 2	Level 3	Total

	(In Millions)

Financial assets:
Bonds:
States, territories and possessions	$-	$8	$-	$8
Special revenue	-	1	-	1
Industrial and miscellaneous	-	3	57	60
Parent, subsidiaries and affiliates	-	58	52	110
Preferred stocks	-	-	3	3
Common stocks - subsidiaries and affiliates	487	23	63	573
Common stocks - unaffiliated	582	349	189	1,120
Interest rate swaps	-	8,084	-	8,084
Options	-	653	-	653
Currency swaps	-	937	-	937
Forward contracts	-	51	-	51
Credit default swaps	-	4	-	4
Separate account assets	39,641	21,825	738	62,204

Total financial assets carried at fair value	$40,710	$31,996	$1,102	$73,808

Financial liabilities:
Derivatives:
Interest rate swaps	$-	$5,915	$-	$5,915
Options	-	6	-	6
Currency swaps	-	36	-	36
Forward contracts	-	56	-	56
Credit default swaps	-	1	-	1

Total financial liabilities carried at fair value	$-	$6,014	$-	$6,014

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

For the year ended December 31, 2016, there were no significant transfers between Level 1 and Level 2.

The following presents the Company’s fair value hierarchy for assets and liabilities that are carried at fair value:

	December 31, 2015
	Level 1	Level 2	Level 3	Total

	(In Millions)
Financial assets:
Bonds:
States, territories and possessions	$-	$2	$-	$2
Special revenue	-	4	-	4
Industrial and miscellaneous	-	18	22	40
Parent, subsidiaries and affiliates	-	47	45	92
Preferred stocks	-	3	2	5
Common stocks - subsidiaries and affiliates	307	94	40	441
Common stocks - unaffiliated	445	515	180	1,140
Derivatives:
Interest rate swaps	-	8,033	-	8,033
Options	-	622	-	622
Currency swaps	-	536	-	536
Forward contracts	-	55	-	55
Credit default swaps	-	2	-	2
Separate account assets	39,355	20,306	725	60,386

Total financial assets carried at fair value	$40,107	$30,237	$1,014	$71,358

Financial liabilities:
Derivatives:
Interest rate swaps	$-	$5,797	$-	$5,797
Options	-	7	-	7
Currency swaps	-	4	-	4
Forward contracts	-	13	-	13
Credit default swaps	-	2	-	2

Total financial liabilities carried at fair value	$-	$5,823	$-	$5,823

For the year ended December 31, 2015, there were no significant transfers between Level 1 and Level 2.

Valuation Techniques and Inputs

The Company determines the fair value of its investments using primarily the market approach or the income approach. The use of quoted prices for identical assets and matrix pricing or other similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach. The Company attempts to maximize the use of observable inputs and minimize the use of unobservable inputs in selecting whether the market or the income approach is used.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

A description of the significant valuation techniques and inputs to the determination of estimated fair value for the more significant asset and liability classes measured at fair value on a recurring basis and categorized within Level 2 and Level 3 of the fair value hierarchy is as follows:

Separate account assets – These assets primarily include bonds (industrial and miscellaneous; U.S. government and agencies), and derivatives. Their fair values are determined as follows:

Bonds (Industrial and miscellaneous) – These securities are principally valued using the market or the income approaches. Level 2 valuations are based primarily on quoted prices in markets that are not active, broker quotes, matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads versus benchmark yields, new issuances, issuer ratings, duration, and trades of identical or comparable securities. Privately placed securities are valued using discounted cash flow models using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issuances that incorporate the credit quality and industry sector of the issuer. This level also includes securities priced by independent pricing services that use observable inputs. Valuations based on matrix pricing or other similar techniques that utilize significant unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including adjustments for illiquidity, delta spread adjustments or spreads to reflect industry trends or specific credit-related issues are classified as Level 3. In addition, inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 are classified as Level 3.

Bonds (U.S. government and agencies) – These securities are principally valued using the market approach. Level 2 valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as the benchmark U.S. Treasury yield curve, the spreads versus the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

Derivative assets and liabilities – These financial instruments are primarily valued using the market approach. The estimated fair value of derivatives is based primarily on quotations obtained from counterparties and independent sources, such as quoted market values received from brokers. These quotations are compared to internally derived prices and a price challenge is lodged with the counterparties and an independent source when a significant difference cannot be explained by appropriate adjustments to the internal model. When quoted market values are not reliable or available, the value is based upon an internal valuation process using market observable inputs that other market participants would use. Significant inputs to the valuation of derivative financial instruments include overnight index swaps and LIBOR basis curves, interest rate volatility, swap yield curve, currency spot rates, cross currency basis curves and dividend yields. Due to the observability of the significant inputs to these fair value measurements, they are classified as Level 2.

The use of different assumptions or valuation methodologies may have a material impact on the estimated fair value amounts. For the periods presented, there were no significant changes to the Company’s valuation techniques.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following presents changes in the Company’s Level 3 assets carried at fair value:

	Years Ended December 31, 2016
	Bonds						Total Level 3
		Parent,				Separate	Financial Assets
	Industrial and	Subsidiaries,	Preferred	Common Stock		Account	Carried at
	Miscellaneous	and Affiliates	Stock	Affiliated	Unaffiliated	Assets	Fair Value

	(In Millions)

Balance as of January 1, 2016	$ 22	$ 45	$ 2	$ 40	$ 180	$ 725	$ 1,014
Gains (losses) in net income	(12)	1	-	-	(1)	22	10
(Losses) gains in surplus	(13)	7	-	7	(5)	-	(4)
Purchases	-	2	2	-	12	149	165
Issuances	4	11	-	1	1	-	17
Sales	-	(3)	-	-	(2)	(153)	(158)
Settlements	(6)	(20)	-	(1)	(1)	(10)	(38)
Transfers in	-	-	-	-	-	5	5
Other transfers	62	9	(1)	16	5	-	91

Balance as of December 31, 2016	$ 57	$ 52	$ 3	$ 63	$ 189	$ 738	$ 1,102

Level 3 transfers in are assets that are consistently carried at fair value but have had a level change. The separate account assets were transferred from Level 2 to Level 3 due to a change in the observability of pricing inputs.

Other transfers include assets that are either no longer carried at fair value, or have just begun to be carried at fair value, such as assets with no level changes but a change in the lower of cost or market carrying basis. Industrial and miscellaneous bonds were transferred from Level 2 to Level 3 due to a change in the observability of pricing inputs.

	Year Ended December 31, 2015
	Bonds						Total Level 3
		Parent,				Separate	Financial Assets
	Industrial and	Subsidiaries,	Preferred	Common Stock		Account	Carried at
	Miscellaneous	and Affiliates	Stock	Affiliated	Unaffiliated	Assets	Fair Value

	(In Millions)

Balance as of January 1, 2015	$ 109	$ 79	$ 3	$ 81	$ 160	$ 600	$ 1,032
Gains (losses) in net income	(39)	(1)	-	7	11	26	4
(Losses) gains in surplus	1	(6)	-	(28)	(10)	-	(43)
Purchases	-	-	-	460	37	168	665
Issuances	3	-	-	35	-	-	38
Sales	(4)	-	-	(493)	(12)	(68)	(577)
Settlements	(4)	(1)	-	(26)	(1)	(1)	(33)
Transfers out	-	(19)	-	-	(1)	-	(20)
Other transfers	(44)	(7)	(1)	4	(4)	-	(52)

Balance as of December 31, 2015	$ 22	$ 45	$ 2	$ 40	$ 180	$ 725	$ 1,014

Transfers out of Level 3 occur when quoted prices are received in markets that have not been previously active, and therefore the assets are moved to Level 2. Industrial and miscellaneous bonds were transferred out of Level 3 into Level 2 due to a change in the observability of pricing inputs.

Other transfers include assets that are either no longer carried at fair value, or have just begun to be carried at fair value, such as assets with no level changes but a change in the lower of cost or market carrying basis.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

16.	Business risks, commitments and contingencies

a.	Risks and uncertainties

The Company operates in a business environment subject to various risks and uncertainties. The principal risks include insurance and underwriting risks, investment and interest rate risks, currency exchange risk and credit risk.

Insurance and underwriting risks

The Company prices its products based on estimated benefit payments reflecting assumptions with respect to mortality, morbidity, longevity, persistency, interest rates and other factors. If actual policy experience emerges that is significantly and adversely different from assumptions used in product pricing, the effect could be material to the profitability of the Company. For participating whole life products, the Company’s dividends to policyholders primarily reflect the difference between actual investment, mortality, expense and persistency experience and the experience embedded in the whole life premiums and guaranteed elements. The Company also reinsures certain life insurance and other LTC insurance policies to mitigate the impact of its underwriting risk.

Investment and interest rate risks

The fair value, cash flows and earnings of investments can be influenced by a variety of factors including changes in interest rates, credit spreads, equity markets, portfolio asset allocation and general economic conditions. The Company employs a rigorous asset/liability management process to help mitigate the economic impacts of various investment risks, in particular interest rate risk. By effectively matching the market sensitivity of assets with the liabilities they support, the impact of interest rate changes is addressed, on an economic basis, as the change in the value of the asset is offset by a corresponding change in the value of the supported liability. The Company uses derivatives, such as interest rate swaps and swaptions, as well as synthetic assets to reduce interest rate and duration imbalances determined in asset/liability analyses.

The levels of U.S. interest rates are influenced by U.S. monetary policies and by the relative attractiveness of U.S. markets to investors versus other global markets. As interest rates increase, certain debt securities may experience amortization or prepayment speeds that are slower than those assumed at purchase, impacting the expected maturity of these securities and the ability to reinvest the proceeds at the higher yields. Rising interest rates may also result in a decrease in the fair value of the investment portfolio. As interest rates decline, certain debt securities may experience accelerated amortization and prepayment speeds than what was assumed at purchase. During such periods, the Company is at risk of lower net investment income as it may not be able to reinvest the proceeds at comparable yields. Declining interest rates may also increase the fair value of the investment portfolio.

Interest rates also have an impact on the Company’s products with guaranteed minimum payouts and on interest credited to account holders. As interest rates decrease, investment spreads may contract as crediting rates approach minimum guarantees, resulting in an increased liability.

In periods of increasing interest rates, policy loans, surrenders and withdrawals may increase as policyholders seek investments with higher perceived returns. This could result in cash outflows requiring the Company to sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which could cause the Company to realize investment losses.

Currency exchange risk

The Company has currency risk due to its non-U.S. dollar investments and medium-term notes along with its indirect international operations. The Company mitigates currency risk through the use of cross-currency swaps and forward contracts. Cross-currency swaps are used to minimize currency risk for certain non-U.S. dollar assets and liabilities through a pre-specified exchange of interest and principal. Forward contracts are used to hedge movements in exchange rates.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Credit and other market risks

The Company manages its investments to limit credit and other market risks by diversifying its portfolio among various security types and industry sectors as well as purchasing credit default swaps to transfer some of the risk.

Stressed conditions, volatility and disruptions in global capital markets or in particular markets or financial asset classes can have an adverse effect on the Company, in part because the Company has a large investment portfolio and assets supporting the Company’s insurance liabilities are sensitive to changing market factors. Global market factors, including interest rates, credit spread quality, equity prices, real estate markets, foreign currency exchange rates, consumer spending, business investment, government spending, the volatility and strength of the capital markets, deflation and inflation, all affect the business and economic environment and, ultimately, the profitability of the Company’s business. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals in the financial markets can also affect the Company’s business through their effects on general levels of economic activity, employment and customer behavior.

Significant volatility in the financial markets, and government actions taken in response, may exacerbate some of the risks the Company faces. The Company holds investments in energy and certain other commodity sectors, which have experienced similar overall market volatility and declines. With the continued weaker economic outlook in these sectors, there may be an increase in reported default rates or potential downgrades to the ratings of companies exposed to these sectors. In addition, concerns over the solvency of certain countries and sovereignties and the entities that have significant exposure to their debt have created market volatility. This volatility may continue to affect the performance of various asset classes until there is an ultimate resolution of the sovereign debt related concerns.

Real estate markets are monitored continuously with attention on regional differences in price performance, absorption trends and supply and demand fundamentals that can impact the rate of foreclosures and delinquencies. Public sector strengths and weaknesses, job growth and macro-economic issues are factors that are closely monitored to identify any impact on the Company’s real estate related investments.

The CMBS, RMBS and leveraged loan sectors are sensitive to evolving conditions that can impair the cash flows realized by investors and is subject to uncertainty. Management’s judgment regarding OTTI and estimated fair value depends upon the evolving investment sector and economic conditions. It can also be affected by the market liquidity, a lack of which can make it difficult to obtain accurate market prices for RMBS and other investments, including CMBS and leveraged loans. Any deterioration in economic fundamentals, especially related to the housing sector could affect management’s judgment regarding OTTI.

The Company has investments in structured products exposed primarily to the credit risk of corporate bank loans, corporate bonds or credit default swap contracts referencing corporate credit risk. Most of these structured investments are backed by corporate loans and are commonly known as collateralized loan obligations that are classified as CDOs. The portfolios backing these investments are actively managed and diversified by industry and individual issuer concentrations. Due to the complex nature of CDOs and the reduced level of transparency to the underlying collateral pools for many market participants, the recovery in CDO valuations generally lags the overall recovery in the underlying assets. Management believes its scenario analysis approach, based primarily on actual collateral data and forward looking assumptions, does capture the credit and most other risks in each pool. However, in a rapidly changing economic environment, the credit and other risks in each collateral pool will be more volatile and actual credit performance of CDOs may differ from the Company’s assumptions.

The Company continuously monitors its investments and assesses their liquidity and financial viability; however, the existence of the factors described above, as well as other market factors, could negatively impact the market value of the Company’s investments. If the Company sells its investments prior to maturity or market recovery, these investments may yield a return that is less than the Company otherwise would have been able to realize.

Asset-based fees calculated as a percentage of the separate account assets are a source of revenue to the Company. Gains and losses in the investment markets may result in corresponding increases and decreases in the Company’s separate account assets and related revenue.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Market risk arises within the Company’s employee benefit plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows. Pension and postretirement obligations are subject to change due to fluctuations in the discount rates used to measure the liabilities as well as factors such as changes in inflation, salary increases and participants living longer. The risks are that such fluctuations could result in assets that are insufficient over time to cover the level of projected benefit obligations. In addition, increases in inflation and members living longer could increase the pension and postretirement obligations. Management determines the level of this risk using reports prepared by independent actuaries and takes action, where appropriate, in terms of setting investment strategy and determining contribution levels. In the event that the pension obligations arising under the Company’s employee benefit plans exceed the assets set aside to meet the obligations, the Company may be required to make additional contributions or increase its level of contributions to these plans.

Political Uncertainties

Political events, such as the ongoing volatility with respect to the European Union, may trigger or exacerbate the risk factors described above. Whether those underlying risk factors are driven by politics or not, the Company’s dynamic approach to managing risks enables us to utilize the mitigating actions described above to attempt to reduce the potential impact of each underlying risk factor on the Company.

b.	Leases

The Company leases office space and equipment in the normal course of business under various noncancelable operating lease agreements. Additionally, the Company, as lessee, has entered various sublease agreements with affiliates for office space, such as OppenheimerFunds, Inc. (OFI) and Barings. Total rental expense on net operating leases, recorded in general insurance expenses, was $130 million for the year ended December 31, 2016, $76 million for the year ended December 31, 2015 and $117 million for the year ended December 31, 2014. Net operating leases are net of $8 million of sublease receipts for the year ended December 31, 2016, $6 million for the year ended December 31, 2015 and $8 million for the year ended December 31, 2014.

The Company has entered into three sale-leaseback transactions with unrelated parties to sell and leaseback certain fixed assets with book values of $120 million, $110 million and $100 million, which resulted in no gain or loss. The leases have five year terms, which expire in 2018, 2020 and 2021 with annual lease payments of approximately $24 million, $22 million and $20 million. At the end of the leases, the Company has the option to purchase the underlying assets at fair value.

Future minimum commitments for all lease obligations as of December 31, 2016 were as follows:

	Gross	Affiliated Subleases	Nonaffiliated Subleases	Net

	(In Millions)

2017	$163	$7	$ 2	$154
2018	140	7	1	132
2019	112	7	1	104
2020	96	7	1	88
2021	59	6	1	52
Thereafter	64	4	1	59

Total	$634	$38	$ 7	$589

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

c.	Guaranty funds

The Company is subject to state insurance guaranty fund laws. These laws assess insurance companies’ amounts to be used to pay benefits to policyholders and policy claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially impact its financial position, results of operations or liquidity.

d.	Litigation

The Company is involved in litigation arising in the normal course of business, which seeks compensatory damages, punitive damages and equitable remedies. Although the Company is not aware of any actions or allegations that reasonably should give rise to a material adverse impact to the Company’s financial position or liquidity, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management that the ultimate resolution of these matters will not materially impact the Company’s financial position or liquidity. However, the outcome of a particular proceeding may be material to the Company’s results of operations for a particular period depending upon, among other factors, the size of the loss and the level of the Company’s results of operations for the period.

In 2008, the Company and MMHLLC were named as defendants in several lawsuits filed in federal and state courts in Colorado, Massachusetts, New Mexico, New York and Washington by investors seeking to recover investments they allegedly lost as a result of the “Ponzi” scheme run by Bernard L. Madoff through his company, Bernard L. Madoff Investment Securities, LLC. Certain of these lawsuits also named Tremont Group Holdings, Inc. and certain of its affiliates, and certain of their respective current or former officers and directors, as defendants. The plaintiffs alleged a variety of state law and federal security claims against the defendants. In 2015, the companies entered into settlement agreements and paid $39 million in connection with these agreements. The Company recorded the loss as a change in net unrealized capital losses, net of tax, in the 2015 Statutory Statements of Changes in Surplus.

In 2009, several lawsuits were filed as putative class actions and later consolidated before the federal district court in Colorado in connection with the investment performance of Oppenheimer Rochester California Municipal Fund (the California Fund Suit). This fund was advised by OFI and distributed by its subsidiary OppenheimerFunds Distributor, Inc. (OFDI). The plaintiffs in the California Fund Suit asserted claims against the Company, OFI, OFDI and certain present and former trustees and officers of the fund under federal securities laws and allege, among other things, the disclosure documents of the fund contained misrepresentations and omissions, that the investment policies of the fund were not followed, and that the fund and the other defendants violated federal securities laws and regulations and certain state laws. In March 2015, the district court granted the plaintiffs’ motion to certify a class and to appoint class representatives and class counsel. In December 2015, the appeals court denied defendants’ petition to appeal the district court’s class certification order. Motions for summary judgment are pending. Mediation occurred in January 2017, which did not result in a settlement. The expected settlement does not have a significant financial impact on the Company.

In 2009, the Company was named as a defendant in a lawsuit filed in North Carolina state court related to certain losses in a BOLI policy issued by the Company. The plaintiff alleges, among other things, fraud, breach of contract and breach of fiduciary duty claims against the Company, and it seeks to recover losses arising from investments pursuant to the BOLI policy. The parties have completed discovery and are preparing for trial. In May 2015, the plaintiff voluntarily dismissed its complaint and refiled the case. The Company believes it has substantial defenses and will continue to vigorously defend itself in this action. No reasonable estimate can be made at this time regarding the potential liability, if any, or the amount or range of any loss that may result from this suit.

In 2010, Christina Chavez (Chavez) filed a putative class action complaint in California state court against the Company. Chavez alleges that the Company breached its obligations to its term life policyholders in California by not paying dividends on those policies. The parties are engaged in active discovery. In 2014, the parties participated in a mediation of their dispute, which did not result in a settlement. In July 2015, the judge certified a subclass consisting of one of twenty-six potential term products at issue in this case. All remaining subclasses were dismissed without prejudice. The case is expected to proceed to trial in 2017. The Company believes it has substantial defenses and will continue to vigorously defend itself in this action. No reasonable estimate can be made at this time regarding the potential liability, if any, or the amount or range of any loss that may result from this claim.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

In 2012, Karen Bacchi filed a putative class action complaint against the Company in federal court in Massachusetts alleging that the Company breached its contracts by allegedly failing to distribute surplus in excess of the statutorily prescribed limit. In January 2017, the parties reached a resolution to settle the lawsuit for $38 million, which was recorded as a combination of policyholders’ benefits, dividends to policyholders, legal fees and costs included in general insurance expenses. The settlement is pending the court’s final approval.

In 2013, seven participants in the MassMutual Thrift Plan (the Thrift Plan) filed a putative class action complaint in federal court in Massachusetts. The complaint alleged, among other things, that the Company, the Investment Fiduciary Committee, the Thrift Plan Administrative Committee and individually named “fiduciaries” breached their duties by allowing the Thrift Plan to pay excessive fees and by engaging in self-dealing. In June 2016, the parties reached an agreement to settle the matter. In November 2016, the court entered a final order and judgment approving the settlement with payments to occur in 2017. The final settlement did not have a significant financial impact on the Company.

In January 2016, Deborah Bishop-Bristol filed a putative class action complaint against the Company in federal court in Connecticut. The lawsuit alleges that the Company breached its fiduciary duty by controlling the crediting rate, and therefore the compensation earned on the stable value products. Further, the complaint alleges that the Company failed to adequately disclose the pricing spread and accepted excessive fees for investment, management and administrative services. In April 2016, the court granted the Company’s motion to transfer the case to federal court in Massachusetts. The Company believes that it has substantial defenses and will vigorously defend itself in this action. No reasonable estimate can be made regarding the potential liability, if any, or the amount or range of any loss that may result from this claim.

e.	Regulatory matters

The Company is subject to governmental and administrative proceedings and regulatory inquiries, examinations and investigations in the ordinary course of its business. In connection with regulatory inquiries, examinations and investigations, the Company has been contacted by various regulatory agencies including, among others, the Securities and Exchange Commission, the U.S. Department of Labor and various state insurance departments and state attorneys general. The Company has cooperated fully with these regulatory agencies with regard to their inquiries, examinations and investigations and has responded to information requests and comments.

Market volatility in the financial services industry over the last several years has contributed to increased scrutiny of the entire financial services industry. Therefore, the Company believes that it is reasonable to expect that proceedings, regulatory inquiries, examinations and investigations into the insurance and financial services industries will continue for the foreseeable future. Additionally, new industry-wide legislation, rules and regulations could significantly affect the insurance and financial services industries as a whole. It is the opinion of management that the ultimate resolution of these regulatory inquiries, examinations, investigations, legislative and regulatory changes of which we are aware will not materially impact the Company’s financial position or liquidity. However, the outcome of a particular matter may be material to the Company’s operating results for a particular period depending upon, among other factors, the financial impact of the matter and the level of the Company’s results of operations for the period.

f.	Commitments

In the normal course of business, the Company provides specified guarantees and funding to MMHLLC and certain of its subsidiaries. As of December 31, 2016, the Company had approximately $300 million of these unsecured funding commitments to its subsidiaries and $324 million as of December 31, 2015. The unsecured commitments are included in private placements in the table below. As of December 31, 2016 and 2015, the Company had not funded, nor had an outstanding balance due on, these commitments.

In the normal course of business, the Company enters into letter of credit arrangements. The Company had outstanding letter of credit arrangements of approximately $144 million as of December 31, 2016 and approximately $159 million as of December 31, 2015. As of December 31, 2016 and 2015, the Company did not have any funding requests attributable to these letter of credit arrangements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

In the normal course of business, the Company enters into commitments to purchase certain investments. The majority of these commitments have funding periods that extend between one and five years. The Company is not required to fund commitments once the commitment period expires.

As of December 31, 2016, the Company had the following outstanding commitments:

	2017	2018	2019	2020	2021	Thereafter	Total

	(In Millions)
Private placements	$1,006	$58	$6	$1,282	$52	$ 224	$2,628
Mortgage loans	221	233	293	519	18	100	1,384
Real estate	-	-	48	204	-	-	252
Partnerships and LLC	559	535	363	359	203	492	2,511
LIHTCs (including equity contributions)	18	85	-	255	100	69	527

Total	$1,804	$911	$710	$2,619	$373	$ 885	$7,302

In the normal course of business the Company enters into commitments related to property lease arrangements, certain indemnities, investments and other business obligations. As of December 31, 2016 and 2015, the Company had no outstanding obligations attributable to these commitments.

g.	Guarantees

In the normal course of business the Company enters into guarantees related to employee and retirement benefits, the maintenance of subsidiary regulatory capital, surplus levels and liquidity sufficient to meet certain obligations, and other property lease arrangements. If the Company were to recognize a liability, the financial statement impact would be to recognize either an expense or an investment in a subsidiary, controlled, or affiliated entity. The Company has no expectations for recoveries from third parties should these guarantees be triggered. As of December 31, 2016 and 2015, the Company had no outstanding obligations to any obligor attributable to these guarantees.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following details contingent guarantees that are made on behalf of the Company’s subsidiaries and affiliates as of December 31, 2016.

Type of guarantee	Nature of guarantee (including term) and events and circumstances that would require the guarantor to perform under guarantee	Carrying amount of liability	Maximum potential amount of future payments (undiscounted) required under the guarantee

Employee and Retirement Benefits	The Company guarantees the payment of certain employee and retirement benefits for specific wholly-owned subsidiaries (BREA and Barings), if the subsidiary is unable to pay.	-	The liabilities for these plans of $189 million have been recorded on the subsidiaries’ books and represent the Company’s maximum obligation.

Capital and Surplus Support of Subsidiaries	Certain guarantees of the Company provide for the maintenance of a subsidiary’s regulatory capital, surplus levels and liquidity sufficient to meet certain obligations. These unlimited guarantees are made on behalf of certain wholly-owned subsidiaries. (C.M. Life, MML Bay State Life, MassMutual Asia and MassMutual Japan).	-	These guarantees are not limited and cannot be estimated.

Other Property Lease Arrangements	The Company guarantees the payment of various lease obligations on behalf of its subsidiaries and affiliates.	-	The future maximum potential obligations are immaterial to the Company.

Real Estate Development Completion Guarantee	The Company issued a construction loan for a real estate development project. The land on which the property is to be built is subject to a ground lease. In conjunction with issuing this construction loan, the Company has also issued a completion guarantee to the land owner that pays only in the event the project is not completed. The project is expected to be completed by June 2019.	-	$350 million

Secure Capital for Variable Annuity Separate Accounts	The Company guarantees the capital contributions required to be made by a variable annuity separate account contract holder in the event the contract holder fails to payoff a subscription line utilized to deploy capital for the separate account.	-	$300 million with the right to increase the line to $650 million.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

17.	Related party transactions

The Company has management and service contracts and cost-sharing arrangements with various subsidiaries and affiliates where the Company, for a fee, will furnish a subsidiary or affiliate, as required, operating facilities, human resources, computer software development and managerial services. Fees from C.M. Life accounted for $60 million in 2016, $39 million in 2015 and $48 million in 2014. Fees from MML Bay State accounted for $9 million in 2016, 2015 and 2014.

The Company has agreements with its subsidiaries and affiliates, including OFI, MML Investment Advisers, LLC, The MassMutual Trust Company, FSB, MSI Financial Services Inc.(MSIFS), MMI and Baring International Investment Limited, where the Company receives revenue for certain recordkeeping and other services that the Company provides to customers who select, as investment options, mutual funds managed by these affiliates.

The Company has agreements with its subsidiaries, Barings, Barings Real Estate Advisers, LLC (BREA), MML Investment Advisers LLC, MSIFS and OFI, which provide investment advisory services to the Company.

In June 2016, the Company purchased several affiliated entities from MMHLLC for $507 million. This purchase was part of the Company’s execution of its’ operating strategy.

The following table summarizes the transactions between the Company and the related parties:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)
Fee income:
Management and service contracts and cost-sharing arrangements	$310	$253	$275
Investment advisory income	23	24	30
Recordkeeping and other services	21	21	18
Fee expense:
Investment advisory services	303	270	264

The Company reported amounts due from subsidiaries and affiliates of $69 million as of December 31, 2016 and $54 million as of December 31, 2015. The Company reported amounts due to subsidiaries and affiliates of $37 million as of December 31, 2016 and $18 million as of December 31, 2015. Terms generally require settlement of these amounts within 30 to 90 days.

The Company’s subsidiaries, Barings and BREA, invest a portion of their nonqualified compensation plan in GICs with the Company. For the year ended December 31, 2016, the Company credited interest on deposits of $4 million to the Barings contract and $2 million to the BREA contract. For the year ended December 31, 2015, the Company credited interest on deposits of $3 million to the Barings contract and $2 million to the BREA contract.

MassMutual and C.M. Life together, approved financing for MassMutual Asset Finance, LLC (MMAF) of $4,475 million for 2016 and $3,275 million for 2015, which can be used to finance ongoing asset purchases and refinance existing Company provided lines of credit. As of December 31, 2016, the Company approved financing of $4,229 and $3,013 as of December 31, 2015. During 2016, MMAF borrowed $1,647 million and repaid $1,136 million under the credit facility. During 2015 MMAF borrowed $1,272 million and repaid $1,115 million under the credit facility. Outstanding borrowings under the facility with the Company were $3,286 million as of December 31, 2016 and $2,701 million as of December 31, 2015. Interest for these borrowings was $63 million for the year ended December 31, 2016 and $47 million for the year ended December 31, 2015. The interest of this facility adjusts monthly based on the 30-day LIBOR.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

MassMutual and C.M. Life together, approved financing of $250 million as of December 31, 2016 and 2015, for Jefferies Finance LLC (Jefferies) that can be used for the short-term financing of assets underwritten by Jefferies. As of December 31, 2016 and 2015, the Company approved financing of $225 million for Jefferies. During 2016, Jefferies borrowed $203 million and repaid $178 million under the credit facility. During 2015, Jefferies borrowed $682 million and repaid $641 million under the credit facility. There were no outstanding borrowings under the facility as of December 31, 2016 and 2015 and all outstanding interest had been paid. The interest of this facility is calculated based on a full pass through of interest accrued on the underlying loans purchased.

On November 23, 2015, the Company and Pioneers Gate LLC (Pioneers Gate) completed an equity for debt swap. Pioneers Gate swapped $185 million of the Company’s contributed capital for $185 million of additional Pioneers Gate debt. No cash was distributed by Pioneers Gate.

The Company held debt issued by MMHLLC that amounted to $1,769 million as of December 31, 2016 and $2,068 million as of December 31, 2015. The Company recorded interest income on MMHLLC debt of $76 million in 2016 and $84 million in 2015.

The Company has reinsurance agreements with its subsidiary, C.M. Life, and its indirect subsidiary, MML Bay State, including stop-loss, coinsurance, Modco and yearly renewable term agreements on life insurance products. The Company also has coinsurance agreements with C.M. Life where the Company assumes substantially all of the premium on certain universal life policies.

As of December 31, 2016, the net reinsurance amounts due to C.M. Life and MML Bay State were $66 million and as of December 31, 2015, the net reinsurance amounts due to C.M. Life and MML Bay State were $49 million. These outstanding balances are due and payable with terms ranging from monthly to annually, depending on the agreement in effect.

Effective January 1, 2014, C.M. Life recaptured certain life insurance policies that were previously assumed by the Company under a Modco reinsurance arrangement, resulting in a $25 million gain for the Company. Prior to the recapture, the Company assumed 75% of the premium on certain universal life policies. The Company had funded C.M. Life a stipulated expense allowance, death and surrender benefits, and a Modco adjustment based on experience.

The following table summarizes the reinsurance transactions for these reinsurance agreements:

	Years Ended December 31,
	2016	2015	2014

	(In Millions)

Premium assumed	$53	$57	$57
Modco adjustments, included in fees and other income	9	15	13
Expense allowance on reinsurance assumed, included in commissions	(21)	(21)	(20)
Policyholders’ benefits	(109)	(97)	(69)
Recapture fee	-	-	20

For further information on common stocks - subsidiaries and affiliates, refer to Note 4c. “Common stocks - subsidiaries and affiliates.”

In the normal course of business, the Company provides specified guarantees and funding to MMHLLC and certain of its subsidiaries. Refer to Note 16f. “Commitments” for information on the Company’s accounting policies regarding these related party commitments and Note 16g. “Guarantees” for information on the guarantees.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

18.	Business combinations and goodwill

On July 1, 2016, the Company acquired the MPCG. The advisor force includes more than 40 local sales and advisory operations and approximately 4,000 advisors across the country, which expands the Company’s existing MMFA to more than 9,200 financial professionals. The purchase of MSIFS was accounted for under the statutory purchase method, classified as investments in common stocks – subsidiaries and affiliates at a cost of $126 million and resulted in the recognition of statutory goodwill of $38 million. The Company also paid $162 million of cash to acquire the remaining MPCG assets of $251 million and liabilities of $89 million, which includes the $41 million of liabilities as disclosed in Note 11, “Employee Benefit Plans.” The remaining MPCG assets include $208 million of assets that are nonadmitted. The Company recorded $2 million of goodwill amortization in 2016.

19.	Subsequent events

Management of the Company has evaluated subsequent events through February 22, 2017, the date the financial statements were available to be issued.

The Company has requested regulatory approval to tender up to $550 million par value of its outstanding surplus notes issued in 1993, 1994, and 2009. In the event The Company decides to proceed, the Offer to Purchase containing the pricing, terms, and conditions expected to be finalized in 2017.

No other events have occurred subsequent to the date of the Statements of Financial Position and before the date of evaluation that would require disclosure.

20.	Subsidiaries and affiliated companies

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 2016 is illustrated below. Subsidiaries are wholly owned, except as noted.

Subsidiaries of Massachusetts Mutual Life Insurance Company

C.M. Life Insurance Company

MML Mezzanine Investor L, LLC

Berkshire Way

MML Special Situations Investor LLC

Timberland Forest Holding LLC

WP – SC, LLC – 81% (remaining 19% owned by C.M. Life Insurance Company)

MSP – SC, LLC

MSI Financial Services, Inc.

Country Club Office Plaza LLC – 88% (remaining 12% owned by C.M. Life Insurance Company)

Invicta Advisors LLC

Jefferies Finance LLC– 50% (remaining 50% owned by Jefferies Group, Inc.)

MassMutual Retirement Services, LLC

MML Distributors LLC – 99% (remaining 1% owned by MassMutual Holding LLC)

MML Investment Advisers, LLC

MML Mezzanine Investor, LLC

MML Strategic Distributors, LLC

The MassMutual Trust Company, FSB

MMC Equipment Finance LLC

MML Private Placement Investment Company I, LLC

MML Private Equity Fund Investor LLC

MM Private Equity Intercontinental LLC

Pioneers Gate LLC

MSC Holding Company, LLC

MassMutual Holding LLC

MassMutual International LLC

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

MML Management Corporation

MML Mezzanine Investor II, LLC

MML Mezzanine Investor III, LLC

MassMutual External Benefits Group LLC

Subsidiaries of C.M. Life Insurance Company

MML Bay State Life Insurance Company

CML Mezzanine Investor, LLC

CML Mezzanine Investor L, LLC

CML Mezzanine Investor III, LLC

CML Special Situations Investor LLC

Subsidiaries of MML Bay State Life Insurance Company

(No subsidiaries)

Subsidiaries of MassMutual Holding LLC

Fern Street LLC

First Mercantile Trust Company

Haven Life Insurance Agency, LLC

MassMutual Assignment Company

MassMutual Capital Partners LLC

MassMutual Ventures LLC

MM Rothesay Holdco US LLC

MML Investors Services, LLC

Society of Grownups, LLC

MM Asset Management Holding LLC

MassMutual International LLC

MassMutual Asia Limited

MassMutual Life Insurance Company

MassMutual Internacional (Chile) SpA

MML Investment Advisers, LLC

(No Subsidiaries)

Pioneers Gate LLC

(No subsidiaries)

MSI Financial Services, Inc.

(No subsidiaries)

Subsidiaries of Barings LLC (a subsidiary of MM Asset Management Holding LLC)

Barings Finance LLC

Barings Securities LLC

Barings Guernsey Limited

Barings Multifamily Capital Holdings LLC

Barings Advisers (Japan) KK

Barings Real Estate Advisers Inc.

Barings Real Estate Advisers Japan K.K.

Barings Real Estate UK Holdings Limited

MassMutual Baring Holding, LLC

Barings Australia Holding Company Pty Ltd.

Barings Investment Advisers (Hong Kong) Ltd

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Subsidiaries of OppenheimerFunds, Inc. (an indirect subsidiary of MM Asset Management Holding LLC)

OppenheimerFunds Distributor, Inc.

Oppenheimer Real Asset Management, Inc.

OFI Global Institutional, Inc.

OFI SteelPath, Inc.

Shareholder Services, Inc.

VTL Associates, LLC

OFI Global Asset Management, Inc.

OFI Private Investments, Inc.

Subsidiaries of OppenheimerFunds Distributor, Inc.

(No subsidiaries)

Subsidiaries of Tremont Group Holdings, Inc. (an indirect subsidiary of MM Asset Management Holding LLC)

Tremont Partners, LLC

Tremont GP, LLC

Settlement Agent LLC

Tremont (Bermuda) Limited

Subsidiaries of MassMutual Asset Finance LLC (a subsidiary of MMC Equipment Finance LLC)

MMAF Equipment Finance LLC 2009-A

MMAF Equipment Finance LLC 2011-A

Subsidiaries of Baring Asset Management Limited (an indirect subsidiary of MassMutual Baring Holding LLC)

Baring International Investment Limited

Baring International Investment Management Holdings Limited

Baring Fund Managers Limited

Baring Pension Trustees Limited

Baring Investment Services Limited

Subsidiaries of Baring International Investment Limited

(No subsidiaries)

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Information regarding filings of Subsidiaries and Controlled Affiliates

The following presents certain information regarding the Company’s valuation filings for noninsurance subsidiaries and controlled affiliates of the Company:

		As of December 31, 2016
	CUSIP	Gross Value	Non- admitted	Admitted	Latest Filing	2015 Approved Valuation	Filing Code	Valuation Method Disallowed?

	($ in Millions)

MassMutual Holding LLC	57543#-11-8	$8,870	$-	$8,870	8/2/2016	$5,717	Sub-2	No
MSC Holding Company, LLC	55367*-10-1	382	-	382	6/20/2016	373	Sub-2	No
Babson Capital Global Umbrella	G0R5P5-24-5	109	-	109	7/1/2016	100	Sub-2	No
Babson Capital Global Umbrella	G0R5P5-74-0	91	-	91	7/1/2016	82	Sub-2	No
The MassMutual Trust Co, FSB	57631@-10-5	19	-	19	7/13/2016	17	Sub-2	No
Cornerstone Global REIT Corp	21926@-10-5	1	-	1	6/16/2016	1	Sub-2	No
Babson Capital Global Umbrella	G0756M-11-8	-	-	-	6/16/2016	46	Sub-2	No
MSI Financial Services, Inc. (MSIFS)1.	N/A	-	-	-	N/A	-	N/A	N/A
MassMutual International LLC (MMI)2.	N/A	-	-	-	N/A	-	N/A	N/A

Aggregate Total:		$9,471	$-	$9,471		$6,336

1.	MSIFS was acquired October 1, 2016 from MassMutual Holding LLC and will file Sub-1 in 2017.
2.	MMI was acquired July 1, 2016 and will file Sub-1 in 2017. Please refer to note 4c. Common stocks – subsidiaries and affiliates for information on the MMI acquisition that occurred in 2016.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

21.	Impairment listing for loan-backed and structured securities

The following are the total cumulative adjustments and impairments for loan-backed and structured securities since July 1, 2009:

Period Ended	Amortized Cost before Cumulative Adjustment	Cumulative Adjustment	Amortized Cost before OTTI	Projected Cash Flow	Recognized OTTI	Amortized Cost after OTTI	Fair Value
December 31, 2016	$42,175,937.60	$-	$42,175,937.60	$42,045,720.84	$(130,216.76)	$42,045,720.84	$54,619,477.38
September 30, 2016	44,266,477.52	-	44,266,477.52	41,890,535.09	(2,375,942.43)	41,890,535.09	61,300,065.96
June 30, 2016	49,097,216.64	-	49,097,216.64	48,202,702.65	(894,513.99)	48,202,702.65	63,207,410.31
March 31, 2016	57,985,070.61	-	57,985,070.61	55,783,978.83	(2,201,091.78)	55,783,978.83	70,578,396.73
December 31, 2015	4,881,393.98	-	4,881,393.98	4,783,193.97	(98,200.01)	4,783,193.97	4,728,735.62
September 30, 2015	50,531,382.40	-	50,531,382.40	45,665,858.52	(4,865,523.88)	45,665,858.52	58,523,652.24
June 30, 2015	66,924,926.70	-	66,924,926.70	65,240,585.41	(1,684,341.29)	65,240,585.41	72,953,475.23
March 31, 2015	17,856,447.05	-	17,856,447.05	17,681,510.35	(174,936.70)	17,681,510.35	17,553,998.88
December 31, 2014	69,225,742.98	-	69,225,742.98	68,301,291.28	(924,451.70)	68,301,291.28	79,410,553.48
September 30, 2014	645,720.82	-	645,720.82	604,437.11	(41,283.71)	604,437.11	627,381.39
June 30, 2014	57,012,606.16	-	57,012,606.16	55,422,168.01	(1,590,438.15)	55,422,168.01	75,253,387.54
March 31, 2014	91,702,041.47	-	91,702,041.47	80,744,073.99	(10,957,967.48)	80,744,073.99	97,672,070.74
December 31, 2013	113,707,950.98	-	113,707,950.98	108,815,640.18	(4,892,310.80)	108,815,640.18	111,783,051.88
September 30, 2013	81,945,730.49	-	81,945,730.49	80,589,482.19	(1,356,248.30)	80,589,482.19	77,049,314.39
June 30, 2013	147,215,936.13	-	147,215,936.13	142,140,571.53	(5,075,364.60)	142,140,571.53	130,973,022.96
March 31, 2013	194,772,024.52	-	194,772,024.52	188,372,088.50	(6,399,936.02)	188,372,088.50	176,678,910.26
December 31, 2012	378,096,660.04	-	378,096,660.04	366,323,110.21	(11,773,549.83)	366,323,110.21	333,086,072.58
September 30, 2012	816,573,456.06	-	816,573,456.06	788,350,822.82	(28,222,633.24)	788,350,822.82	697,683,288.85
June 30, 2012	912,025,936.52	-	912,025,936.52	890,494,220.76	(21,531,715.76)	890,494,220.76	708,872,106.49
March 31, 2012	1,095,018,529.18	-	1,095,018,529.18	1,058,132,041.09	(36,886,488.09)	1,058,132,041.09	841,095,012.78
December 31, 2011	1,090,904,993.06	-	1,090,904,993.06	1,056,761,288.41	(34,143,704.65)	1,056,761,288.41	754,310,837.90
September 30, 2011	762,320,631.78	-	762,320,631.78	738,510,047.63	(23,810,584.15)	738,510,047.63	546,494,231.96
June 30, 2011	1,130,732,656.14	-	1,130,732,656.14	1,078,535,670.23	(52,196,985.91)	1,078,535,670.23	839,143,290.12
March 31, 2011	1,097,705,351.09	-	1,097,705,351.09	1,068,852,203.67	(28,853,147.42)	1,068,852,203.67	816,688,348.33
December 31, 2010	968,742,508.30	-	968,742,508.30	950,111,416.81	(18,631,091.49)	950,111,416.81	708,895,636.97
September 30, 2010	915,728,029.86	-	915,728,029.86	889,896,058.18	(25,831,971.68)	889,896,058.18	673,462,492.71
June 30, 2010	1,362,887,892.31	-	1,362,887,892.31	1,335,628,211.52	(27,259,680.79)	1,335,628,211.52	975,241,505.93
March 31, 2010	1,471,905,695.71	-	1,471,905,695.71	1,391,337,542.96	(80,568,152.75)	1,391,337,542.96	1,015,645,802.04
December 31, 2009	1,349,124,213.70	-	1,349,124,213.70	1,290,817,167.68	(58,307,046.02)	1,290,817,167.68	852,088,739.42
September 30, 2009	2,953,442,689.02	(106,853,708.32)	2,846,588,980.70	2,700,948,264.43	(145,640,716.27)	2,700,948,264.43	1,692,409,639.54
Totals		$(106,853,708.32)			$(637,320,235.65)

The following is the impairment listing for loan-backed and structured securities for the three months ended December 31, 2016:

CUSIP	Amortized Cost before Cumulative Adjustment	Cumulative Adjustment	Amortized Cost before OTTI	Projected Cash Flow	Recognized OTTI	Amortized Cost after OTTI	Fair Value
05948JAA0	$173,623.74	$-	$173,623.74	$170,200.35	$(3,423.39)	$170,200.35	$169,433.58
126671UU8	27,756.93	-	27,756.93	26,980.34	(776.59)	26,980.34	26,425.36
45660LYW3	486,495.65	-	486,495.65	477,466.05	(9,029.60)	477,466.05	472,978.45
77277LAF4	22,588,588.71	-	22,588,588.71	22,537,014.10	(51,574.61)	22,537,014.10	30,644,371.79
77277LAH0	1,138,697.58	-	1,138,697.58	1,136,181.78	(2,515.80)	1,136,181.78	2,474,832.46
77277LAJ6	16,124,279.85	-	16,124,279.85	16,088,661.07	(35,618.78)	16,088,661.07	19,283,531.52
86358RA23	1,636,495.14	-	1,636,495.14	1,609,217.15	(27,277.99)	1,609,217.15	1,547,904.22
Totals	$42,175,937.60	$-	$42,175,937.60	$42,045,720.84	$(130,216.76)	$42,045,720.84	$54,619,477.38

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following is the impairment listing for loan-backed and structured securities for the three months ended September 30, 2016:

CUSIP	Amortized Cost before Cumulative Adjustment	Cumulative Adjustment	Amortized Cost before OTTI	Projected Cash Flow	Recognized OTTI	Amortized Cost after OTTI	Fair Value
07384MWF5	$255,256.61	$-	$255,256.61	$255,223.62	$(32.99)	$255,223.62	$246,906.43
77277LAF4	23,947,152.29	-	23,947,152.29	22,588,588.71	(1,358,563.58)	22,588,588.71	34,387,995.60
77277LAH0	1,204,968.98	-	1,204,968.98	1,138,697.58	(66,271.40)	1,138,697.58	3,314,505.60
77277LAJ6	17,062,531.30	-	17,062,531.30	16,124,279.85	(938,251.45)	16,124,279.85	21,639,275.28
86358RA23	1,796,568.34	-	1,796,568.34	1,783,745.33	(12,823.01)	1,783,745.33	1,711,383.05
Totals	$44,266,477.52	$-	$44,266,477.52	$41,890,535.09	$(2,375,942.43)	$41,890,535.09	$61,300,065.96

The following is the impairment listing for loan-backed and structured securities for the three months ended June 30, 2016:
CUSIP	Amortized Cost before Cumulative Adjustment	Cumulative Adjustment	Amortized Cost before OTTI	Projected Cash Flow	Recognized OTTI	Amortized Cost after OTTI	Fair Value
07384MWF5	$350,465.82	$-	$350,465.82	$348,536.87	$(1,928.95)	$348,536.87	$336,256.24
126671UU8	28,942.52	-	28,942.52	28,784.87	(157.65)	28,784.87	26,573.62
22541NMA4	310,649.58	-	310,649.58	310,078.85	(570.73)	310,078.85	310,904.52
22943HAD8	4,631,596.22	-	4,631,596.22	4,599,316.44	(32,279.78)	4,599,316.44	3,303,541.40
589929N38	339,683.28	-	339,683.28	335,332.39	(4,350.89)	335,332.39	330,467.22
77277LAF4	24,419,541.91	-	24,419,541.91	23,947,152.29	(472,389.62)	23,947,152.29	33,913,277.10
77277LAH0	1,228,012.37	-	1,228,012.37	1,204,968.98	(23,043.39)	1,204,968.98	3,268,749.60
77277LAJ6	17,388,773.03	-	17,388,773.03	17,062,531.31	(326,241.72)	17,062,531.31	21,340,549.98
79549ASM2	399,551.91	-	399,551.91	366,000.65	(33,551.26)	366,000.65	377,090.63
Totals	$49,097,216.64	$-	$49,097,216.64	$48,202,702.65	$(894,513.99)	$48,202,702.65	$63,207,410.31

The following is the impairment listing for loan-backed and structured securities for the three months ended March 31, 2016:
CUSIP	Amortized Cost before Cumulative Adjustment	Cumulative Adjustment	Amortized Cost before OTTI	Projected Cash Flow	Recognized OTTI	Amortized Cost after OTTI	Fair Value
126671UU8	$30,843.19	$-	$30,843.19	$30,347.96	$(495.23)	$30,347.96	$27,811.82
17307GKZ0	114,400.45	-	114,400.45	113,135.78	(1,264.67)	113,135.78	111,921.16
18974BAA7	466,325.47	-	466,325.47	430,445.97	(35,879.50)	430,445.97	421,446.58
18974BAN9	237,052.69	-	237,052.69	213,790.46	(23,262.23)	213,790.46	222,125.05
22943HAD8	5,057,583.09	-	5,057,583.09	4,776,999.74	(280,583.35)	4,776,999.74	3,447,059.39
466247BC6	20,209.32	-	20,209.32	19,688.63	(520.69)	19,688.63	20,079.24
55274SAM3	277,221.19	-	277,221.19	256,965.37	(20,255.82)	256,965.37	260,976.03
57643QAE5	4,663,518.83	-	4,663,518.83	4,642,799.60	(20,719.23)	4,642,799.60	4,586,797.71
585525FC7	31,899.50	-	31,899.50	31,602.82	(296.68)	31,602.82	30,654.61
5899292N7	517,738.49	-	517,738.49	510,348.31	(7,390.18)	510,348.31	511,562.29
589929N38	678,883.40	-	678,883.40	670,090.23	(8,793.17)	670,090.23	666,652.96
77277LAF4	25,446,697.15	-	25,446,697.15	24,419,541.90	(1,027,155.25)	24,419,541.90	34,016,670.90
77277LAH0	1,278,117.51	-	1,278,117.51	1,228,012.37	(50,105.14)	1,228,012.37	3,277,728.00
77277LAJ6	18,098,147.19	-	18,098,147.19	17,388,773.03	(709,374.16)	17,388,773.03	21,405,612.42
88157QAL2	493,785.09	-	493,785.09	486,131.81	(7,653.28)	486,131.81	1,007,051.00
9292276K7	572,648.05	-	572,648.05	565,304.85	(7,343.20)	565,304.85	564,247.57
Totals	$57,985,070.61	$-	$57,985,070.61	$55,783,978.83	$(2,201,091.78)	$55,783,978.83	$70,578,396.73

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

22. Structured Notes

A structured note is a direct debt issuance by a corporation, municipality, or government entity, ranking pari-passu with the issuer’s other debt issuance of equal seniority where either: (a) the coupon and/or principal payments are linked, in whole or in part, to prices or payment streams from index or indices, or assets deriving their value from other than the issuer’s credit quality, or (b) the coupon and/or principal payments are leveraged by a formula that is different from either a fixed coupon, or a non-leveraged floating rate coupon linked to an interest rate index, including but not limited to LIBOR or the prime rate. As structured notes are issuer obligations without a trust, they are within the scope of SSAP No. 26, “Bonds, Excluding Loan-backed and Structured Securities” (SSAP No. 26). Structured notes are different than the asset backed structured securities, which are accounted for under SSAP No. 43R, “Revised - Loan-Backed and Structured Securities” (SSAP No. 43R), as they lack either a trust or assets backing them. The disclosure below allows regulators to assess the volume of activity in structured notes and to determine whether additional accounting or reporting revisions, such as valuation and risk-based capital, are needed. To satisfy this request, the Company is required to separately identify structured notes, on a CUSIP basis and provide information by CUSIP for actual cost, fair value, book/adjusted carrying value, and whether the structured note is a mortgage-referenced security. The following sets forth the actual cost, fair value and carrying value of structured notes as of December 31, 2016:

CUSIP Identification	Actual Cost	Fair Value	Book / Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
30711XAW4	$188,852	$188,884	$188,852	YES
30711XBE3	4,319,087	4,327,225	4,319,087	YES
3137G0EQ8	3,202,928	3,205,007	3,202,928	YES
3137G0HQ5	5,533,136	5,547,882	5,533,136	YES
391164AF7	8,467,560	8,263,677	8,370,694	NO
912810FR4	4,944,283	6,213,779	4,872,040	NO
912810PS1	1,874,118	2,667,948	1,885,616	NO
912810RF7	367,053,100	395,398,022	365,901,914	NO
912828GD6	1,881,627	2,277,735	1,940,021	NO
912828GX2	1,982,647	2,089,872	1,818,023	NO
TT3256233	1,262,834	1,238,400	1,268,910	NO

Total	$400,710,172	$431,418,431	$399,301,221

PART C

OTHER INFORMATION

Item 26.	Exhibits

Exhibit (a)	Resolution of the Board of Directors of Massachusetts Mutual Life Insurance Company, establishing the Separate Account – Incorporated by reference to Initial Registration Statement File No. 333-22557 filed February 28, 1997

Exhibit (b)	Not Applicable

Exhibit (c)	i.	Underwriting and Servicing Agreement dated December 16, 2014 by and between MML Investors Services, Inc. and Massachusetts Mutual Life Insurance Company – Incorporated by reference to Initial Registration Statement File No. 333 202684 filed March 12, 2015

ii.	Underwriting and Servicing Agreement (Distribution Servicing Agreement) dated December 16, 2014 by and between MML Distributors, LLC and Massachusetts Mutual Life Insurance Company on behalf of Massachusetts Mutual Variable Life Separate Account I – Incorporated by reference to Registration Statement File
No. 333-22557 filed April 28, 2015

	iii.	Template for Insurance Products Distribution Agreement (MMLD) (Version 04/15) – Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement File No. 333-206438 filed December 15, 2015

Exhibit (d)	i.	Form of Flexible Premium Variable Adjustable Life Insurance Policy – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

	ii.	Form of Cash Surrender Value Enhancement Rider – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

	iii.	Form of Overloan Protection Rider – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

	iv.	Form of Supplemental Monthly Term Insurance Rider – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

	v.	Form of Waiver of Monthly Charges Rider – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

Exhibit (e)	i.	Application for Flexible Premium Variable Adjustable Life Insurance Policy – Incorporated by reference to Initial Registration Statement File No. 333-215823 filed January 31, 2017

Exhibit (f)	i.	Charter documentation as amended through August 10, 2008 of Massachusetts Mutual Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-50410 filed November 24, 2008

	ii.	By-Laws of Massachusetts Mutual Life Insurance Company as adopted April 8, 2015 – Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement File No. 333-150916 filed April 28, 2015

Exhibit (g)	Not Applicable

Exhibit (h)	i.	Participation, Selling, Servicing Agreements:

		a.	AIM Funds (Invesco Funds)

			1.	Participation Agreement dated April 30, 2004 with revised Schedule A as of July 6, 2005 (AIM Variable Insurance Funds, A I M Distributors, Inc., and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

• Amendment No. 1 effective as of July 1, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

• Amendment Nos. 2 and 3 effective April 30, 2010 and May 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

			2.	Financial Support Agreement dated October 1, 2016 (Invesco Distributors, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

			3.	Administrative Services Agreement dated October 1, 2016 (Invesco Advisers, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

		b.	American Century Funds

			1.	Shareholder Services Agreement dated as of May 14, 1998 (American Century Investment Management, Inc., Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-22557 filed April 25, 2012

•    Amendments Nos. 1, 2, 3 and 4 dated and effective as of May 1, 1999, September 1, 1999, January 1, 2000 and August 1, 2003 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

• Amendment No. 5 effective as of November 1, 2008 – Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement File No. 333-50410 filed April 28, 2009

• Amendment No. 6 effective as of March 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-22557 filed April 25, 2012

• Amendment No. 7 effective July 1, 2013 – Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement File No. 333-50410 filed April 28, 2014

		c.	BlackRock Funds

			1.	Participation Agreement dated as of February 1, 2017 (BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC and Massachusetts Mutual Life Insurance Company) *

			2.	Administrative Services Agreement dated as of February 1, 2017 (BlackRock Advisors, LLC and Massachusetts Mutual Life Insurance Company) *

			3.	Distribution & Marketing Support Agreement effective February 1, 2017 (BlackRock Advisors, LLC, Massachusetts Mutual Life Insurance Company, MML Investors Services, LLC and MML Distributors, LLC) *

		d.	Delaware Funds

			1.	Participation Agreement dated as of October 10, 2016 (Delaware VIP Trust, Delaware Management Company, Delaware Distributors, L.P. and Massachusetts Mutual Life Insurance Company) *

			2.	Service Agreement dated as of October 10, 2016 (Delaware Distributors L.P. and Massachusetts Mutual Life Insurance Company) *

			3.	Delaware Funds Dealer’s Agreement dated October 24, 2016 (Delaware Distributors L.P. and Massachusetts Mutual Life Insurance Company) *

		e.	Dreyfus Funds

			1.	Fund Participation Agreement dated as of January 1, 2017 (Each Participating Fund, The Dreyfus Corporation including MBSC Securities Corporation and Massachusetts Mutual Life Insurance Company) *

			2.	Administrative Services Agreement effective as of January 1, 2017 (The Dreyfus Corporation and Massachusetts Mutual Life Insurance Company) *

			3.	Distribution Advanced Market Agreement dated January 1, 2017 (MBSC Securities Corporation, Massachusetts Mutual Life Insurance Company, MML Investors Services, LLC and MML Distributors, LLC) *

		f.	Eaton Vance Funds

			1.	Participation Agreement dated as of January 30, 2017 (Eaton Vance Variable Trust, Eaton Vance Distributors, Inc. and Massachusetts Mutual Life Insurance Company and its Separate Accounts) *

			2.	Shareholder Servicing Agreement dated as of January 30, 2017 (Eaton Vance Variable Trust and Massachusetts Mutual Life Insurance Company) *

g.	Fidelity® Funds

	1.	Form of Amended and Restated Participation Agreement dated May 22, 2017 (Fidelity® Variable Insurance Products Fund, Fidelity® Variable Insurance Products Fund II, Fidelity® Variable Insurance Products Fund III, Fidelity® Variable Insurance Products Fund IV, Fidelity® Variable Insurance Products Fund V, Fidelity Distributors Corporation and Massachusetts Mutual Life Insurance Company) *

• Form of First Amendment dated May 22, 2017 to the Amended and Restated Participation Agreement *

	2.	Summary Prospectus Agreement effective May 1, 2011 (Fidelity Distributors Corporation and Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, and MML Bay State Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

	3.	Service Contract dated January 1, 2004 (MML Investors Services, LLC, MML Strategic Distributors, LLC, and MML Distributors, LLC) *

• First Amendment dated October 1, 2008 *

• Form of Second Amendment dated May 22, 2017 *

	4.	Service Agreement dated October 1, 1999 *

• Form of Amendment dated May 22, 2017 *

h.	Franklin Templeton Funds

	1.	Participation Agreement dated as of May 1, 2000 (Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company and MML Bay State Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-50410 filed April 24, 2013

• Amendment effective April 15, 2001 – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333-50410 filed April 25, 2012

• Amendments Nos. 2 and 3 effective May 1, 2003 and June 5, 2007 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

• Amendment No. 4 dated October 25, 2010 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-50410 filed April 26, 2011

• Addendum (MML Distributors, LLC) effective as of March 20, 2012 – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-50410 filed April 24, 2013

• Amendment effective as of January 15, 2013 – Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement File No. 333-50410 filed April 28, 2014

• Amendment No. 6 executed as of August 6, 2014 – Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement File No. 333-50410 filed April 28, 2015

• Amendment No. 7 dated October 14, 2016 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

	2.	Franklin Templeton Administrative Services Agreement (Franklin Templeton Services, LLC, Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, and MML Bay State Life Insurance Company) dated May 1, 2002 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

• Amendment No. 1 signed August 10, 2005 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

• Amendment No. 2 dated December 28, 2007 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

• Amendment No. 3 dated October 14, 2016 – Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement File No. 333-49457 filed April 26, 2017

i.	Goldman Sachs Funds

	1.	Participation Agreement dated October 23, 1998 (Goldman Sachs Variable Insurance Trust, Goldman Sachs & Co. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-65887 filed April 24, 2013

•    Amendment effective November 1, 1999 and Amendments Nos. 2, 3 and 4 effective May 1, 2000, April 15, 2001 and May 1, 2003 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on File No. 333-50410 filed April 25, 2008

• Amendment No. 5 effective April 6, 2011 – Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on File No. 333-65887 filed April 25, 2012

• Amendment No. 6 dated October 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement File No. 333-65887 filed April 26, 2017

	2.	Service Agreement dated October 1, 2016 for Service Class Shares (Goldman Sachs Variable Insurance Trust, Goldman Sachs & Co., Massachusetts Mutual Life Insurance Company, MML Investors Services, LLC, MML Distributors, LLC and MML Strategic Distributors, LLC) *

j.	Ivy Funds

	1.	Participation Agreement dated as of October 25, 2012 (Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

• First Amendment dated January 18, 2013 – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

• Second Amendment dated June 12, 2015 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-203063 filed June 18, 2015

• Third Amendment dated February 18, 2016 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

• Fourth Amendment dated October 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

• Fifth Amendment dated March 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement File No. 333-202684 filed April 26, 2017

	2.	Services Agreement dated October 25, 2012 by and among Waddell & Reed, Inc., Massachusetts Mutual Life Insurance Company and MML Distributors, LLC – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

• Amendment No. 1 effective April 1, 2014 – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

• Amendment No. 2 effective April 15, 2015 – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement File No. 333-206438 filed April 27, 2016

• Amendment No. 3 dated October 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-206438 filed April 26, 2017

k.	JP Morgan Funds

	1.	Fund Participation Agreement effective as of December 15, 2016 (JPMorgan Insurance Trust, J.P. Morgan Investment Management Inc. and Massachusetts Mutual Life Insurance Company) *

	2.	Supplemental Payment Agreement (for administrative services) effective December 15, 2016 (J.P. Morgan Investment Management Inc. and Massachusetts Mutual Life Insurance Company) *

l.	Lord Abbett Series Funds

	1.	Fund Participation Agreement as of February 7, 2017 (Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and Massachusetts Mutual Life Insurance Company) *

	2.	Service Agreement dated as of February 7, 2017 (Lord Abbett Series Fund, Inc. and Massachusetts Mutual Life Insurance Company) *

	3.	Administrative Services Agreement dated as of February 7, 2017 (Lord Abbett Series Fund, Inc. and Massachusetts Mutual Life Insurance Company) *

m.	MFS® Funds

	1.	Amended and Restated Participation Agreement dated October 1, 2016 (MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MFS Variable Insurance Trust III, MFS Fund Distributors, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-22557 filed April 26, 2017

	2.	Shareholder Services Letter Agreement (re Administrative Services) dated October 1, 2016 (MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MFS Variable Insurance Trust III, MFS Fund Distributors, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-22557 filed April 26, 2017

n.	MML Funds

	1.	Participation Agreement dated November 17, 2005 (MML Series Investment Fund, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company and C.M. Life Insurance Company) –Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement File No. 002-39334 filed August 22, 2007

• First Amendment – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

• Second Amendment dated as of August 26, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

• Third Amendment dated as of April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

• Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 78 to Registration Statement File No. 002-39334 filed March 2, 2011

• Fifth Amendment dated August 28, 2012 – Incorporated by reference to Post-Effective Amendment No. 87 to Registration Statement File No. 002-39334 filed March 1, 2013

• Sixth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

• Seventh Amendment dated August 11, 2015 – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

o.	MML II Funds

1.

Participation Agreement dated November 17, 2005 (MML Series Investment Fund II, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company) – Incorporated by reference to Post- Effective Amendment No. 4 to Registration Statement File No. 333-122804 filed April 30, 2008

• First Amendment effective November 17, 2005 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

• Second Amendment dated as of August 26, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

• Third Amendment dated as of April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

• Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement File No. 333-122804 filed March 2, 2011

• Fifth Amendment dated August 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

•    Sixth and Seventh Amendments dated and effective August 28, 2012 and November 12, 2012 –Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333-122804 filed March 1, 2013

• Eighth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

• Ninth Amendment dated August 11, 2015 – Incorporated by reference to Initial Registration Statement File No. 333-206438 filed August 17, 2015

p.	Oppenheimer Funds

1.

Participation Agreement, entered into as of May 1, 2006 and executed on November 20, 2007, (Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

• Amendment No. 1 effective April 3, 2008 – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed April 28, 2009

• Amendment No. 2 effective June 8, 2009 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

• Amendment No. 3 effective October 13, 2010 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

• Amendment No. 4 dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

q.	PIMCO Funds

1.

Participation Agreement dated as of April 21, 2006 (Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, PIMCO Investments, LLC, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC) – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

• Amendment No. 1 effective as of June 30, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-150916 filed September 12, 2008

• Termination, New Agreements and Amendments dated November 10, 2010 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement No. 333-45039 filed April 25, 2012

• Amendment effective as of May 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement No. 333-45039 filed April 25, 2012

• Amendment dated March 1, 2017 – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

2.

Selling Agreement executed on April 26, 2006 (Allianz Global Investors Distributors LLC, Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) for Advisor Class Shares of PIMCO Variable Insurance Trust – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

3.

Services Agreement effective as of April 21, 2006 (PIMCO, Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) for Advisor Class Shares of PIMCO Variable Insurance Trust – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

	4.	Services Agreement (Distributor) for Administrative Class Shares of PIMCO Variable Insurance Trust (PIMCO Investments LLC and Massachusetts Mutual Life Insurance Company) as of March 1, 2017 *

5.

Services Agreement (Trust) for Administrative Class Shares of PIMCO Variable Insurance Trust (Pacific Investment Management Company LLC, Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) effective as of March 1, 2017*

r.	T. Rowe Price Funds

1.

Participation Agreement dated as of June 1, 1998 (T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc. and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-22557 filed April 25, 2012

•    Amendments effective December 15, 1999 (T. Rowe Price Fixed Income Series, Inc., becomes a party), May 1, 2006, and January 7, 2008 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

• Amendment effective March 21, 2013 – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-22557 filed April 24, 2013

• Amendment effective September 1, 2016 – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333-22557 filed April 26, 2017

2.

Distribution Agreement effective September 1, 2016 (T. Rowe Price Investment Services, Inc., Massachusetts Mutual Life Insurance Company, MML Investors Services, LLC, and MML Distributors, LLC) – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333-22557 filed April 26, 2017

	s.	Voya Funds

1.

Participation Agreement dated April 26, 2006 (Massachusetts Mutual Life Insurance Company, ING Funds Distributor, LLC and ING Variable Products Trust) – Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement File No. 033-73140 filed April 27, 2007

• Amendments dated May 28, 2007 and April 3, 2008 – Incorporated by reference to Initial Registration Statement File No. 333-150916 filed May 14, 2008

• Amendment dated September 6, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

• Amendment dated May 27, 2010 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

• Amendment dated January 17, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

• Amendment dated December 23, 2014 – Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement File No. 333-150916 filed April 28, 2015

• Amendment dated June 29, 2016 – Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

ii.	Shareholder Information Agreements (Rule 22c-2 Agreements)

a.

AIM Variable Insurance Funds effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

b.

American Century Investment Services, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

	c.	BlackRock Funds dated as of February 1, 2017 (Massachusetts Mutual Life Insurance Company) *

	d.	Delaware VIP Trust, Delaware Distributors, L.P. dated as of October 10, 2016 (Massachusetts Mutual Life Insurance Company) *

	e.	Dreyfus Investment Portfolios – See Article V in Fund Participation Agreement dated January 1, 2017 (Massachusetts Mutual Life Insurance Company)

	f.	Eaton Vance dated as of January 30, 2017 (Massachusetts Mutual Life Insurance Company) *

g.

Fidelity Distributors Corporation effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

h.

Franklin/Templeton Distributors, Inc. effective April 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

i.

Goldman Sachs & Co. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

j.

Ivy Funds Variable Insurance Portfolios dated November 13, 2012 (Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

k.

MFS® Fund Distributors, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

l.

MML Series Investment Fund effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

m.

MML Series Investment Fund II effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

n.

OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

o.

PIMCO Variable Insurance Trust dated April 2, 2007 (Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Initial Registration Statement File No. 333-150916 filed May 14, 2008

p.

T. Rowe Price Services, Inc., T. Rowe Price Investment Services, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

•    Amendment dated as of March 1, 2017 (T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price Equity Series, Inc. are each made a party to the agreement) – Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement File No. 333-22557 filed April 26, 2017

q.

Voya Investors Trust effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Initial Registration Statement File No. 333-150916 filed May 14, 2008

Exhibit (i)	Not Applicable
Exhibit (j)	Not Applicable
Exhibit (k)	Opinion and Consent of Counsel as to the legality of the securities being registered *
Exhibit (l)	Not Applicable
Exhibit (m)	Not Applicable
Exhibit (n)	i	Auditor Consents:
● Company Financial Statements * ● Separate Account Financial Statements *
	ii	Powers of Attorney for:
		● Roger W. Crandall ● Karen H. Bechtel ● Mark T. Bertolini ● Karen A. Corbet ● James H. DeGraffenreidt, Jr. ● Robert A. Essner ● Isabel D. Goren	● Kenneth Langevin ● Jeffrey H. Leiden ● Laura J. Sen ● William T. Spitz ● H. Todd Stitzer ● Elizabeth A. Ward

– Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement File No. 333-150916 filed April 26, 2017

Exhibit (o)	Not Applicable
Exhibit (p)	Not Applicable
Exhibit (q)	SEC Procedures Memorandum dated June 12, 2017, describing Massachusetts Mutual Life Insurance Company issuance, transfer, and redemption procedures for the Policy *

* Filed herewith

Item 27.	Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Roger W. Crandall, Director, Chairman 1295 State Street B101 Springfield, MA 01111	Kathleen A. Corbet, Lead Director 49 Cross Ridge Road New Canaan, CT 06840	Karen Bechtel, Director 100 South Point Drive, Apt 306 Miami, FL 33139

Mark T. Bertolini, Director 151 Farmington Avenue Hartford, CT 06156	James H. DeGraffenreidt, Jr., Director 1340 Smith Avenue Suite 200 Baltimore, MD 21209	Robert A. Essner, Director 1301 Westway Drive Sarasota, FL 34236

Isabella D. Goren, Director 16228 Shadybank Drive Dallas, TX 75248	Jeffrey M. Leiden, Director 50 Northern Avenue Boston, MA 02210	Marc Racicot, Director 28013 Swan Cove Drive Bigfork, MT 59911

Laura J. Sen, Director 95 Pembroke Street, Unit 1 Boston, MA 02118	William T. Spitz, Director 16 Wynstone Nashville, TN 37215	H. Todd Stitzer, Director 1312 Casey Key Road Nokomis, FL 34275

Officers of Massachusetts Mutual Life Insurance Company

Todd G. Picken, Corporate Vice President and Treasurer 1295 State Street Springfield, MA 01111	Melvin Corbett, Executive Vice President and Chief Investment Officer 1295 State Street Springfield, MA 01111

Roger W. Crandall, President and Chief Executive Officer (principal executive officer) 1295 State Street B101 Springfield, MA 01111	Pia Flanagan, Vice President, Corporate Secretary & Chief of Staff 1295 State Street Springfield, MA 01111

Michael J. O’Connor, Senior Vice President and General Counsel 1295 State Street Springfield, MA 01111	Mark Roellig, Chief Technology and Administrative Officer 1295 State Street Springfield, MA 01111

Elizabeth A. Ward, Executive Vice President, Chief Financial Officer and Chief Actuary 1295 State Street Springfield, MA 01111	Susan Cicco, Senior Vice President, Chief Human Resources & Communications Officer 1295 State Street Springfield, MA 01111

Michael Fanning, Executive Vice President, Head of MassMutual U.S. 1295 State Street Springfield, MA 01111	Gareth F. Ross, Senior Vice President and Chief Digital and Customer Experience Officer 1295 State Street Springfield, MA 01111

Kenneth Langevin, Controller 1295 State Street Springfield, MA 01111

Item 28.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I.	DIRECT SUBSIDIARIES OF MASSMUTUAL - MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

2.	CML Mezzanine Investor, LLC (October 18, 2005), a Delaware limited liability company that acts as a blocker entity for C.M. Life Insurance Company.

3.	CML Mezzanine Investor L, LLC (November 5, 2008), a Delaware limited liability company that holds a portion of the investment interests in a mezzanine fund.

4.	CML Mezzanine Investor III, LLC (May 17, 2010), a Delaware limited liability company that acts as a blocker entity for C.M. Life Insurance Company.

5.	CML Special Situations Investor LLC (November 17, 2014), a Delaware limited liability company that holds a portion of the limited partner interest in a European investment fund.

B.	MML Distributors, LLC (November 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual – 99% and MassMutual Holding LLC – 1%.)

C.	MassMutual Holding LLC (November 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, LLC (December 31, 1981), a Massachusetts limited liability company which operates as a securities broker-dealer and federally covered investment advisor.

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a.	MML Insurance Agency, LLC (November 16, 1990), a Massachusetts limited liability company which operates as an insurance broker.

b.	MMLISI Financial Alliances, LLC, (June 27, 2001) a Delaware limited liability company which is a federally covered investment adviser and licensed insurance agency.

2.	MassMutual Assignment Company (October 4, 2000), a North Carolina corporation which operated a structured settlement business.

3.	MassMutual Capital Partners LLC (September 20, 2006), a Delaware single-member limited liability company. MassMutual Holding LLC is the sole member.

4.	First Mercantile Trust Company (November 26, 1957), a Tennessee trust company engaged in the business of providing retirement plan investment management and recordkeeping products and services to businesses and individuals.

5.	Society of Grownups, LLC (April 15, 2014), a Massachusetts limited liability company.

6.	MassMutual Ventures LLC (June 10, 2014), a Delaware limited liability company.

7.	Haven Life Insurance Agency, LLC (March 17, 2014), a Delaware limited liability company that engages in insurance agency activities.

8.	MM Rothesay Holdco US LLC (September 24, 2013), a Delaware limited liability company that holds shares in Rothesay Holdco UK Limited.

9.	Fern Street LLC (April 11, 2013), a Delaware limited liability company.

10.	MM Asset Management Holding LLC, a Delaware limited liability company that acts as a holding company for certain asset managers.

a.	Barings LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

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1.)	Barings Securities LLC (July 1, 1994), a Delaware limited liability company which operates as a securities broker-dealer.

2.)	Barings Advisers (Japan) KK (May 28, 2004), a Japanese registered investment adviser.

3.)	Barings Australia Holding Company Pty Ltd (October 12, 2009), an operating company that employs five or more mezzanine debt portfolio managers.

a.)	Barings Australia Pty Ltd (October 16, 2009), an asset manager for Australian institutional investors.

4.)	Barings Guernsey Limited, an investment management company organized under the laws of Guernsey.

a.)	Barings (U.K.) Limited, an institutional debt-fund manager organized under the laws of England and Wales.

i.	Barings Global Advisers Limited (May 5, 2011), a company organized under the laws of England and Wales that operates as an institutional debt fund manager.

5.)	Barings Real Estate Advisers, Inc., a Delaware corporation that holds a “corporation” real estate license.

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6.)	Barings Real Estate Advisers Japan KK (February 18, 2013), a Japanese joint stock corporation formed to provide real estate investment advisory services, including the acquisition, disposition, and financing of equity and debt investments and the marketing of real estate investment vehicles.

7.)	Barings Multifamily Capital Holdings LLC (August 7, 2013), a Delaware limited liability company, the parent and holding company of ACRE Capital LLC.

a.)	Barings Multifamily Capital LLC, a Michigan limited liability company that originates and services multifamily, senior housing and healthcare facility loans by utilizing programs overseen by governmental agencies and government-sponsored entities.

i.	Barings Multifamily Capital Corporation (October 19, 2015), a Delaware corporation licensed by the California Bureau of Real Estate for loan brokerage and related services.

8.)	Barings Real Estate UK Holdings Limited (November 13, 2009), a holding company incorporated under the laws of England and Wales.

a.)	Barings Real Estate Advisers (Continental Europe) Limited, a special purpose holding company.

b.)	Barings Real Estate Advisers Europe LLP, a London-based real estate investment management company. (99% owned by Barings Real Estate UK Holdings Limited and 1% owned by Barings Real Estate Advisers (Continental Europe) Limited.)

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c.)	Barings Real Estate Advisers Europe Finance LLP, a London-based real estate investment management company. (99% owned by Barings Real Estate UK Holdings Limited and 1% owned by Barings Real Estate Advisers (Continental Europe) Limited.)

d.)	Barings Real Estate Advisers GmbH (January 8, 2014), a German limited liability company that provides transaction and asset management services for all types of real estate and retail property, in addition to development and refurbishment services for office, retail, industrial and residential assets.

e.)	BREAE AIFM LLP, a UK limited liability partnership. (99% owned by Barings Real Estate UK Holdings Limited and 1% owned by Barings Real Estate Advisers (Continental Europe Limited).

9.)	Barings Investment Advisers (Hong Kong) Limited (January 23, 2008) a Hong Kong company that is applying to become a Hong Kong licensed investment firm regulated by the Securities and Futures Commission.

10.)	Barings Finance LLC (December 12, 2012), a Delaware limited liability company formed to invest in securities of U.S. middle market companies.

a.)	BCF Europe Funding Limited (August 27, 2013), a company formed in the Republic of Ireland to invest in securities.

b.)	BCF Senior Funding I LLC (August 28, 2013), a limited liability company formed under the laws of the State of Delaware to invest in securities.

c.)	BCF Senior Funding I Designated Activity Company (January 20, 2016), a company formed in the Republic of Ireland to invest in securities.

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11.)	MassMutual Baring Holding, LLC (October 14, 2005), a Delaware limited liability company that will act as a holding company for certain MassMutual subsidiaries.

a.)	Baring North America LLC (formerly known as Baring Asset Management LLC) (September 28, 1967), a Massachusetts corporation that provides client services to investors.

b.)	MassMutual Holdings (Bermuda) Limited, a Bermuda company that acts as a holding company for certain MassMutual subsidiaries.

i.	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales that acts an investment manager/adviser.

aa. Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales that acts as a manager of BAM UK Collective Investment Schemes.

bb. Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

cc. Baring Pension Trustees Limited, a company organized under the laws of England and Wales that acts as a trustee for the pension scheme covering UK-based employees of Baring Asset Management Limited.

dd. Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales that acts as a service company which supports all the BAM Group operating companies within the UK.

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ee. Baring International Investment Management Holdings (November 12, 1985), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

i. Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

aaa.) Baring Asset Management (Asia) Holdings Limited (June 7, 1985), an intermediate holding company organized in Hong Kong.

i.) Baring Asset Management (Australia) Pty Limited (June 6, 1986), an investment adviser under the laws of Australia.

ii.) Baring Asset Management (Japan) Limited (January 13, 1986), a company organized in Japan that acts as an investment adviser.

iii.) Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda under that acts as a trustee of Baring Korea Trust Fund Ltd.’s undistributed funds.

iv.) Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong that acts as an investment adviser.

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aaaa. Baring Asset Management Korea Limited, a regulated Korean company that engages in the business of asset management, business administration and investment advisory service.

bbb.) Baring Asset Management GmbH (February 21, 2000), a company incorporated under the laws of Germany that provides marketing and client services regarding investment funds and other asset management products of the BAM group.

ccc.) Baring Asset Management Switzerland Sàrl (December 18, 2013), an operating company established under the laws of Switzerland.

ddd.) Baring France SAS Baring France SAS (July 24, 1997), a company incorporated under the laws of France that handles distribution and client services for qualified investors.

eee.) Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland that acts as a manager of BAM Irish Collective Investment Schemes and Funds.

fff.) Baring SICE (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.

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b.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the OppenheimerFunds, Inc., Tremont Group Holdings, LLC and their respective subsidiaries. (MM Asset Management Holding LLC – 96.958%).

1.)	OppenheimerFunds, Inc. (October 23, 1987), a Colorado corporation which is registered as an investment adviser and operates as the sub-adviser to most of the Oppenheimer Funds. Successor to Oppenheimer Management Corp., a New York corporation (January 25, 1960).

a.)	OFI Global Asset Management, Inc. (May 8, 1978), a Delaware corporation which is registered as an investment adviser and transfer agent and operates as an investment adviser and transfer agent to the Oppenheimer Funds.

b.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which is registered as a broker-dealer and operates as a broker-dealer and general distributor of the Oppenheimer Funds and certain 529 College Savings Plans.

c.)	Oppenheimer Real Asset Management, Inc. (December 22, 1988), a Delaware corporation that currently has no operations.

d.)	OFI SteelPath, Inc. (November 20, 2012), a Delaware corporation which is registered as an investment adviser and operates as an investment adviser to certain Oppenheimer funds, private funds and accounts that invests in concentrated portfolios of energy infrastructure master limited partnerships.

e.)	Shareholder Services, Inc. (September 16, 1987), a Colorado corporation doing business as OppenheimerFunds Services which is registered as a transfer agent and operates as a sub-transfer agent to the Oppenheimer Funds.

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f.)	OFI Private Investments Inc. (March 20, 2000), a New York corporation which is registered as an investment adviser and operates as the Program Manager for several states’ 529 college savings and prepaid tuition plans.

g.)	VTL Associates, LLC (September 27, 2004), a Pennsylvania limited liability company which is registered as an investment adviser and operates as an investment adviser to Oppenheimer’s smart beta ETSs and SMAs.

i.	Index Management Solutions, LLC (October 5, 2009) a Pennsylvania limited liability company that currently has no operations.

h.)	OFI Global Institutional Inc. (Nov. 20, 2000), a New York corporation which is registered as an investment adviser and provides investment advisory services to individual accounts, pension plans, mutual funds, insurance company separate accounts, private funds, public funds and corporations.

i.	Trinity Investment Management Corporation (November 1, 1974), a Pennsylvania corporation that currently has no operations.

ii.	OFI Global Trust Company (February 4, 1988), a New York trust company which operates as an investment manager and trustee of collective investment trusts offered to qualified trusts and governmental trusts.

iii.	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which is registered as an investment adviser and provides investment advisory services to private, structured investment products.

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iv.	OFI International, Ltd. (September 1, 2016), a UK private company which will register with the FCA and will operate as a distributor of the Oppenheimer ICAV subfunds.

v.	Coastal Merger Corp. (February 15, 2017), a Delaware corporation formed to facilitate future acquisitions.

2.)	Tremont Group Holdings, LLC (June 18, 1987), a Delaware limited liability company which operates as a holding company for the following subsidiaries.

a.)	Tremont (Bermuda), Limited, a Bermuda-based investment manager of Rye Select Broad Market Portfolio Limited.

b.)	Tremont Partners LLC (1984) a Connecticut limited liability company that is a General Partner of Rye Select Broad Market Fund LP, the Investment Manager of Rye Select Broad Market Insurance Fund LP and the Sub-Advisor of Rye Select Broad Market Portfolio Limited. All three Rye funds must remain open until all Trustee distributions are completed.

c.)	Tremont GP, LLC, a Delaware limited liability company that is a Managing member of Settlement Agent LLC and a General Partner of Rye Select Broad Market Insurance Fund LP.

i. Settlement Agent LLC, a Delaware limited

liability company that acts as a pass through entity which receives distributions from the Madoff Trustee and immediately disburses recoveries to Rye Select Broad Market Fund LP and Rye Select Broad Market Insurance Fund, LP; this entity must remain open until all Trustee distributions are completed.

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D.	The MassMutual Trust Company (January 12, 2000), a federally chartered stock savings bank which performs trust services.

E.	MML Private Placement Investment Company I, LLC (May 15, 2007), a Delaware limited liability.

F.	MML Private Equity Fund Investor LLC (December 6, 2006), a Delaware limited liability company that acts as a blocker entity for MassMutual and holds private equity fund investments.

G.	MM Private Equity Intercontinental LLC (September 24, 2013), a Delaware limited liability company that invests in certain private equity funds.

H.	MML Mezzanine Investor, LLC (October 18, 2005), a Delaware limited liability company that acts as a blocker entity for MassMutual.

I.	MML Mezzanine Investor II, LLC (March 13, 2008), a Delaware limited liability company that acts as a blocker entity for MassMutual.

J.	MMC Equipment Finance LLC (January 27, 2007), a Delaware limited liability company established to engage primarily in equipment finance and leasing activities.

1.	MassMutual Asset Finance LLC (formerly known as Winmark Equipment Finance, LLC) is an equipment financing company which provides collateralized lending, financing and leasing services nationwide (owned 99.61% by MMC Equipment Finance LLC and .39% by C.M. Life Insurance Company).

a.	MMAF Equipment Finance LLC 2009-A (November 13, 2009), a Delaware limited liability company that holds a portfolio of rights in equipment loans, equipment leases, related equipment and related rights.

b.	MMAF Equipment Finance LLC 2011-A (June 21, 2011), a Delaware limited liability company that holds a portfolio of rights in equipment loans, equipment leases, related equipment and related rights.

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K.	Invicta Advisors LLC (April 12, 2006), a Delaware limited liability company that will serve as the management entity of Invicta

Credit LLC.

L.	MML Mezzanine Investor L, LLC (November 5, 2008), a Delaware limited liability company that holds a portion of the investment interests in a mezzanine fund.

M.	WP-SC, LLC (March 10, 2009), a Delaware limited liability company formed to take title to a property that was acquired by foreclosure. MassMutual holds an 81.39% interest and C.M. Life holds an 18.61% interest.

N.	MSP-SC, LLC (August 4, 2009), a Delaware limited liability company formed to take title to a property that was acquired by foreclosure.

O.	Country Club Office Plaza LLC (December 4, 2009), a Delaware limited liability company formed to take title to a property. (MassMutual is the managing member with an 88.06% ownership interest and C.M. Life Insurance Company holds an 11.94% ownership interest.)

P.	MML Mezzanine Investor III, LLC (May 17, 2010), a Delaware limited liability company that acts as a blocker entity for MassMutual.

Q.	MassMutual External Benefits Group LLC (September 23, 2010), a Delaware limited liability company created to satisfy a professional employer organization’s tax reporting needs.

R.	Jefferies Finance LLC (July 26, 2004), a Delaware commercial finance company which is an arranger and lender of secured and unsecured loans to corporate borrowers and financial sponsors. (MassMutual holds 50% voting ownership interest and Jefferies Group, LLC holds 50% voting ownership interest.)

1.	Apex Credit Partners LLC (October 20, 2014), a Delaware limited liability company which is an investment adviser registered with the SEC as a relying adviser.

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a.	JFIN Fund V 2017 LLC (January 20, 2017), a Delaware LLC formed for the purpose of investing in senior secured loans and entering into a warehouse financing through a credit facility with BNP Paribas.

2.	JFIN Asset Management LLC (February 1, 2016), a Delaware limited liability company which is an investment adviser registered with the SEC as a relying adviser.

a.	JFAM GP LLC (April 13, 2017), a Delaware limited liability company formed as the holding company for JFAM Loan Fund, LP. JFIN Asset Management LLC is the sole member.

1.)	JFAM GP LP (April 13, 2017), a Delaware partnership formed as the general partner of JFAM Loan Fund, LP. JFAM GP LLC is the general partner, and certain limited partners will be added at fund close.

a.)	JFAM Loan Fund, LP (April 13, 2017), a Delaware partnership formed for the purpose of investing in senior secured middle market loans, and to be managed by JFIN Asset Management LLC. JFAM GP LP is the general partner, and certain limited partners will be added at fund close.

3.	JFIN Co-Issuer Corporation (March 13, 2013), a Delaware corporation formed for the purpose of acting as a co-issuer of senior unsecured notes and secured term loans of Jefferies Finance LLC.

4.	JFIN Fund III LLC (October 14, 2011), a Delaware limited liability company formed for the purpose of investing in senior secured loans and entering into a warehouse financing through a credit facility with Wells Fargo Bank, N.A.

5.	JFIN High Yield Investments LLC (December 16, 2015), a Delaware limited liability company formed for the purpose of investing in high yield securities.

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6.	JFIN LC Fund LLC (February 1, 2016), a Delaware limited liability company formed for the purposes of holding cash collateral and entering into a standby letter of credit fronting facility with Wells Fargo Bank, N.A.

7.	JFIN Revolver CLO Holdings LLC (October 28, 2013) a Delaware limited liability company that acts as a holding company for certain investments in the subordinated notes of revolving credit collaterialized loan obligations managed by Jefferies Finance LLC.

8.	JFIN Europe GP, S.à.r.l. (December 18, 2015), a Luxembourg private limited liability company formed as the general partner of Jefferies Finance Europe, SCSp.

a.	Jefferies Finance Europe, SCSp (March 10, 2016), an alternative investment fund formed as a Luxembourg special limited partnership which was established to arrange and invest in European senior secured loans.

9.	Jefferies Finance Business Credit LLC (August 7, 2013), a Delaware limited liability company that acts as a holding company for JFIN Business Credit Fund I LLC.

a.	JFIN Business Credit Fund I LLC (August 7, 2013), a Delaware limited liability company formed for the purpose of investing in asset based revolving loans and entering into a warehouse financing through a credit facility with Wells Fargo Capital Finance.

S.	MSC Holding Company, LLC (January 18, 2012), a Delaware limited liability company that acts as a holding company for certain MassMutual entities.

1.	MassMutual Holding MSC, Inc. (December 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

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T.	Berkshire Way LLC (June 14 2012), a Delaware limited liability company that was formed to invest in emerging market securities on behalf of MassMutual.

U.	MassMutual Retirement Services, LLC (December 5, 2007), a Delaware limited liability company engaged in the business of providing administrative services to retirement plans.

V.	MML Strategic Distributors, LLC (June 7, 2013), a Delaware limited liability company that is licensed to act as a broker-dealer.

W.	MML Investment Advisers, LLC (September 24, 2013), a Delaware limited liability company which operates as a federally covered investment adviser.

X.	Pioneers Gate LLC (October 27, 2014), a Delaware limited liability company that was formed to invest in asset-backed securities on behalf of MassMutual.

Y.	MML Special Situations Investor LLC (November 17, 2014), a Delaware limited liability company that holds a portion of the limited partner interest in a European investment fund.

Z.	Timberland Forest Holding LLC (October 12, 2015), a Delaware limited liability company that acts as a holding company.

1.	Lyme Adirondack Forest Company, LLC (April 4, 2006), a Delaware limited liability company that acts as a holding company.

a.	Lyme Adirondack Timber Sales, Inc. (July 31, 2006), a New York operating company.

b.	Lyme Adirondack Timberlands I, LLC (August 16, 2006), a Delaware limited liability company that is a property owner.

c.	Lyme Adirondack Timberlands II, LLC (August 16, 2006), a Delaware limited liability company that is a property owner.

AA.	MML Management Corporation (October 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

1.	MassMutual International Holding MSC, Inc. (January 31, 2001), a Massachusetts corporation.

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BB.	MassMutual International LLC (February 19, 1996), a Delaware limited liability company which operates as a holding company for those entities constituting MassMutual’s international insurance operations.

MassMutual International LLC is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

1.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company.

a.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent. (MassMutual Asia Limited owns 99.99% and MassMutual Services Limited owns .01%).

b.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.), Protective Capital (International) Limited and Keng Puang Tay (in trust for MassMutual Asia Ltd.)).

c.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company.

d.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Protective Capital (International) Limited – 50%.)

e.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Protective Capital (International) Limited - 50%.)

f.)	MassMutual Asia Investors Ltd., a Hong Kong company that provides investment advisory services. (wholly owned subsidiary of MassMutual Asia Limited).

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2.	MassMutual Internacional (Chile) SpA, a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International LLC – 99.93%; MassMutual Holding LLC - .07%; MassMutual Holding LLC)

3.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International LLC – 89.98%; MassMutual Asia Limited – 10.0%; and MassMutual Life Insurance Company - .02%).

The following companies are not considered subsidiary companies of Massachusetts Mutual Life Insurance Company (“MassMutual”) however MassMutual or its subsidiaries hold at least 20% ownership of the voting rights or capital of the companies below.

BABSON MEZZANINE REALTY MANAGEMENT II LLC

Incorporated on November 21, 2007, a Delaware limited liability company that is the general partner of Babson Mezzanine Realty Investors II LP. Barings LLC holds 100% of the ownership interest in this company.

BARINGS CORE PROPERTY FUND GP LLC

A Delaware limited liability company formed on September 13, 2006 which is the general partner of Barings Core Property Fund LP and is 100% owned by Barings LLC.

CCM FUND I GP LLC

A Delaware limited liability company formed on January 13, 2010 that is the general partner of Cornerstone Core Mortgage Fund I LP. Barings LLC holds 100% of the membership interest in this company.

CCM VENTURE I GP LLC

A Delaware limited liability company formed on January 14, 2010 that is the general partner of Cornerstone Core Mortgage Venture I LP. Barings LLC holds 100% of the membership interest in this company.

CEMF I GP LLC

A Delaware limited liability company formed on September 21, 2010 which is the general partner of Cornerstone Enhanced Mortgage Fund I LP and is 100% owned by Barings LLC.

CHY VENTURE GP LLC

A Delaware limited liability company formed on October 18, 2013 which is the general partner of Cornerstone High Yield Venture LP and is 100% owned by Barings LLC.

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CLEARBRIDGE ENERGY MLP OPPORTUNITY FUND INC.

Incorporated as a corporation on April 5, 2011, and registered as a closed-end investment company under the Investment Company Act of 1940. Massachusetts Mutual Life Insurance Company and C.M. Life Insurance Company in the aggregate hold 34.3% of the mandatorily redeemable preferred shares of this company.

CLEARBRIDGE ENERGY MLP TOTAL RETURN FUND INC.

Incorporated as a corporation on April 10, 2012, and registered as a closed-end investment company under the Investment Company Act of 1940. Massachusetts Mutual Life Insurance Company holds 34.3% of the mandatorily redeemable preferred shares of this company.

CORNERSTONE APARTMENT VENTURE III LLC

A Delaware limited liability company formed on October 25, 2006 that acts as an investment vehicle for institutional investors to acquire interest in a portfolio. Barings LLC acts as the managing member of the company.

CORNERSTONE HOTEL FUND GP LLC

A Delaware limited liability company formed on October 15, 2007 which is the general partner of Cornerstone Hotel Income and Equity Fund II LP and is 100% owned by Barings LLC.

CORNERSTONE /LAZ PARKING FUND GP LLC

A Delaware limited liability company formed on April 14, 2014 which is the general partner of Cornerstone/LAZ Parking Fund LP. Barings LLC holds 100% of the membership interest in this company.

CREF VIII GP LLC

A Delaware limited liability company formed on July 30, 2008 which is the general partner of Cornerstone Real Estate Fund VIII LP and is 100% owned by Barings LLC.

CREF X GP LLC

A Delaware limited liability company formed on April 14, 2014 which is the general partner of Cornerstone Real Estate Fund X LP. Barings LLC holds 100% of the membership interest in this company.

HANOVER/BABSON EQUITY INVESTORS MANAGER, LLC

Incorporated on September 22, 2004, a Delaware limited liability company that is the managing member of Hanover Babson Equity Investors LLC. Barings LLC holds 50% of the ownership interest in this company.

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HANOVER PREFERRED FACILITY MANAGER LLC

Incorporated on December 2, 2007, a Delaware limited liability company that is the general partner of Hanover Preferred Facility LLC. Barings LLC holds 50% of the ownership interest in this company.

KAMAKURA LP

A Cayman Islands exempted limited partnership, incorporated on February 26, 2010. MassMutual Life Insurance Company (Japan) owns 100% of the limited partnership assets.

MML SERIES INVESTMENT FUND

A Massachusetts business trust that operates as an-open end management investment company.

MML SERIES INVESTMENT FUND II

A Massachusetts business trust that operates as an open-end management investment company.

MASSMUTUAL PREMIER FUNDS

A Massachusetts business trust that operates as an open-end management investment company.

MASSMUTUAL SELECT FUNDS

A Massachusetts business trust that operates as an open-end management investment company.

NOVATION CO. INC.

Maryland, U.S.A. – D04496600

Real estate investment company. Interest is 20.74%.

OX BODIES, INC.

Alabama, U.S.A. - 014063

Manufacturer of truck bodies and mining machinery. Interest is 26%.

SBNP SIA LLC

Delaware, U.S.A. – 5386241

A Delaware limited liability company formed on August 20, 2013 in connection with an Annuity Contract Separate Investment Account and is 1% owned by Barings LLC and 99% by Massachusetts Mutual Life Insurance Company.

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The following are investment-related special purpose entities of Barings LLC (“Barings”). All are 100% owned unless otherwise specified.

BABSON CAPITAL FLOATING RATE INCOME FUND MANAGEMENT, LLC

Delaware, U.S.A. – 4864959

BABSON GLOBAL LOAN FEEDER MANAGEMENT LLC

Delaware, U.S.A. – 5909432

BARINGS CLO INVESTMENT PARTNERS GP, LLC

Delaware, U.S.A. – 5895167

BARINGS GLOBAL ENERGY INFRASTRUCTURE ADVISERS LLC

Delaware, U.S.A. –6187863

BARINGS NORTH AMERICAN PRIVATE LOAN FUND MANAGEMENT, LLC

Delaware, U.S.A. – 6131639

BARINGS TERO MANAGEMENT LLC

Delaware, U.S.A. – 5811459

BENTON STREET ADVISORS, INC.

Cayman Islands – MC-186805

GREAT LAKES III GP, LLC

Delaware, U.S.A. – 5254174

LAKE JACKSON LLC

Delaware, U.S.A. – 6339374

LOAN STRATEGIES MANAGEMENT LLC

Delaware, U.S.A. – 3917386

MEZZCO AUSTRALIA II

Delaware, U.S.A. – 5346304

MEZZCO AUSTRALIA LLC (72% owned by Barings LLC)

Delaware, U.S.A. – 4946891

MEZZCO LLC

Delaware, U.S.A. – 3582164

MEZZCO II LLC (98.4% owned by Barings LLC)

Delaware, U.S.A. – 4037580

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MEZZCO III LLC (99.3% owned by Barings LLC)

Delaware, U.S.A. – 4557758

MEZZCO IV LLC

Delaware, U.S.A. – No number available

SDCOS MANAGEMENT LLC

Delaware, U.S.A. – 4182666

SOMERSET SPECIAL OPPORTUNITIES MANAGEMENT LLC

Delaware, U.S.A. – 4332016

The following are investment-related entities of Barings LLC (since the merger of Wood Creek Capital Management LLC into Barings LLC). MassMutual’s investment ownership is reflected.

CHASSIS ACQUISITION HOLDING LLC

A Delaware limited liability company formed on April 14, 2016. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 30%.

CRA AIRCRAFT HOLDING LLC

A Delaware limited liability company formed on October 25, 2016. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 40%.

REMINGTON L&W HOLDINGS LLC

A Delaware limited liability company formed on September 30, 2016. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 66.3%

SOLAR ACQUISITION HOLDING LLC

A Delaware limited liability company formed on October 9, 2015. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 39.20%.

US PHARMACEUTICAL HOLDINGS I, LLC

A Delaware limited liability company formed on June 25, 2012. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 32.61%.

U.S. PHARMACEUTICAL HOLDINGS II, LLC

A Delaware limited liability company formed July 24 2015. Barings LLC is the manager of this entity and MassMutual’s investment ownership is 42.6%.

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VGS ACQUISITION HOLDING, LLC

A Delaware limited liability company formed on July 24, 2015. Barings LLC is the manager of this entity and MassMutual Holding LLC’s investment ownership is 33.33%.

MassMutual has a 50% voting ownership interest in Jefferies Finance LLC (“Jefferies”). The following are Cayman Islands collateralized loan obligations vehicles of Jefferies.

JFIN CLO 2007 LTD.

A Cayman Islands collateralized loan obligation vehicle investing in senior secured term loans. Jefferies owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.

JFIN CLO 2012 LTD.

A Cayman Islands collateralized loan obligation vehicle senior secured term loans. Jefferies owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.

JFIN CLO 2013 LTD.

A Cayman Islands collateralized loan obligation vehicle senior secured term loans. Jefferies owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.

JFIN CLO 2014 LTD.

A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. Jefferies owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.

JFIN CLO 2014-II LTD.

A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. Jefferies owns 100% of the subordinated notes of the CLO, and the CLO is managed by Apex Credit Partners LLC.

JFIN MM CLO 2014 LTD.

A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Jefferies owning 70% of the subordinated notes of the CLO and Apex Credit Partners LLC owning 30% of the subordinated notes of the CLO.

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JFIN CLO 2015 LTD.

A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Jefferies owning 44% of the subordinated notes of the CLO and Apex Credit Partners LLC owning 56% of the subordinated notes of the CLO.

JFIN CLO 2015-II LTD.

A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Jefferies owning 33% of the subordinated notes of the CLO and Apex Credit Partners LLC owning 53% of the subordinated notes of the CLO.

JFIN CLO 2016 LTD.

A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Apex Credit Partners LLC owning 60% of the subordinated notes of the CLO.

JFIN CLO 2017 LTD.

A Cayman Islands collateralized loan obligation vehicle in senior secured term loans. The CLO is managed by Apex Credit Partners LLC, with Apex Credit Partners LLC owning 67% of the subordinated notes of the CLO.

JFIN REVOLVER CLO LTD.

A Cayman Islands collateralized loan obligation vehicle investing in senior secured revolver credit loans. Jefferies is the investment adviser and owns 100% of the subordinated notes of the CLO either directly or through its ownership of JFIN Revolver CLO Holdings LLC.

JFIN REVOLVER CLO 2014 LTD.

A Cayman Islands collateralized loan obligation vehicle investing in senior secured revolver credit loans. Jefferies is the investment adviser and owns 100% of the subordinated notes of the CLO either directly or through its ownership of JFIN Revolver CLO Holdings LLC.

JFIN REVOLVER CLO 2015 LTD.

A Cayman Islands collateralized loan obligation vehicle investing in senior secured revolver credit loans. Jefferies is the investment adviser and owns 100% of the subordinated notes of the CLO either directly or through its ownership of JFIN Revolver CLO Holdings LLC.

JFIN REVOLVER CLO 2015-II LTD.

A Cayman Islands collateralized loan obligation vehicle investing in senior secured revolver credit loans. Jefferies is the investment adviser and owns 100% of the subordinated notes of the CLO either directly or through its ownership of JFIN Revolver CLO Holdings LLC.

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The following are investment-related special purpose entities of Barings (U.K.) Limited.

ALMACK HOLDING PARTNERSHIP GP LIMITED

An English company that serves as a general partner of each of Almack Leveraged 1 LP, Almack Unleveraged 1 LP, Almack Leveraged 2 LP and Almack Unleveraged 2 LP.

ALMACK MEZZANINE FUND LIMITED

An English company that serves as general partner of Almack Mezzanine Founder LP and Almack Mezzanine I LP.

ALMACK MEZZANINE FUND II LIMITED

An English company that serves as general partner of Almack Mezzanine II Leveraged LP, Almack Mezzanine II Unleveraged LP and Almack Mezzanine Founder II LP.

ALMACK MEZZANINE GP III LIMITED

An English company that serves as general partner of Almack Mezzanine Investors III LP, Almack Mezzanine III LP and Almack Mezzanine Carry III LP, all the stock of which is owned by Barings (U.K.) Limited.

BARINGS GPC GP S.À. R.L.

A private limited liability company domiciled in Luxembourg that serves as the general partner of Babson Global Credit Fund (LUX) SCSp, SICAV-SIF.

The following are investment-related special purpose entities of Barings Global Advisers Limited.

BABSON EUROPEAN DIRECT LENDING 1GP LLP

A limited liability partnership organized under the laws of England and Wales

(99.9% owned by Barings Global Advisors Limited and 0.1% owned by Barings owned by Barings (U.K.) Limited.)

BCGSS 2 GP LLP

This entity is 90% owned by Barings Global Advisers Limited and 10% owned by Barings (U.K). Limited

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II.	REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

•	MassMutual Premier Funds, a Massachusetts business trust that operates as a management investment company. The majority of shares are owned by MassMutual.
•	MML Series Investment Fund, a Massachusetts business trust that operates as a management investment company. All shares issued by the Trust are owned by MassMutual and certain of its affiliates.
•	MassMutual Select Funds, a Massachusetts business trust that operates as a management investment company. The majority of shares are owned by MassMutual.
•	Barings Participation Investors, formerly known as Babson Capital Participation Investors, Massachusetts business trust which operates as a closed-end investment company.
•	Barings Corporate Investors, formerly known as Babson Capital Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company.
•	Barings Global Short Duration High Yield Fund, formerly known as Babson Capital Global Short-Duration High Yield Fund, a Massachusetts business trust which operates as a closed-end investment company.
•	Barings Funds Trust, formerly known as Babson Capital Funds Trust, a Massachusetts business trust which operates as an open-end management investment company.
•	Barings Global Floating Rate Fund, formerly known as Babson Global Floating Rate Fund
•	Barings Global Credit Income Opportunities Fund, formerly known as Babson Global Credit Income Opportunities Fund
•	Barings Active Short Duration Bond Fund, formerly known as Babson Active Short Duration Bond fund
•	Barings Emerging Market Debt Blended Total Return Fund, formerly known as Babson Emerging Markets Debt Blended

Total Return Fund

•	Barings Emerging Markets Local Currency Debt Fund, formerly known as Babson Emerging Markets Local Currency

Debt Fund

•	Barings Global High Yield Fund, formerly known as Babson Global High Yield Fund
•	Barings U.S. High Yield Fund, formerly known as Babson U.S. High Yield Fund
•	Barings Total Return Bond Fund, formerly known as Babson Total Return Bond Fund

MML Series Investment Fund II, a Massachusetts business trust that operates as a management investment company. All shares issued by

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•	MML Series Investment Fund II are owned by MassMutual and certain of its affiliates.
•	Oppenheimer Capital Appreciation Fund
•	Oppenheimer Capital Income Fund
•	Oppenheimer Corporate Bond Fund
•	Oppenheimer Developing Markets Fund
•	Oppenheimer Discovery Fund
•	Oppenheimer Discovery Mid Cap Growth Fund
•	Oppenheimer Dividend Opportunity Fund
•	Oppenheimer Emerging Markets Innovators Fund
•	Oppenheimer Emerging Markets Local Debt Fund
•	Opportunity Equity Fund
•	Oppenheimer Equity Income Fund
•	Oppenheimer Global Fund
•	Oppenheimer Global High Yield Fund
•	Oppenheimer Global Multi-Alternatives Fund
•	Oppenheimer Global Multi-Asset Income Fund
•	Oppenheimer Global Multi Strategies Fund
•	Oppenheimer Global Opportunities fund
•	Oppenheimer Global Strategic Income fund
•	Oppenheimer Global Real Estate Fund
•	Oppenheimer Global Value Fund
•	Oppenheimer Gold & Special Minerals Fund
•	Oppenheimer Money Market Fund
•	Oppenheimer Government Cash Reserves Fund
•	Oppenheimer Integrity Fund
•	Oppenheimer Core Bond Fund

•	Oppenheimer International Bond Fund
•	Oppenheimer International Diversified Fund
•	Oppenheimer International Growth Fund
•	Oppenheimer International Small-Mid Company Fund
•	Oppenheimer International Value Fund
•	Oppenheimer Institutional Government Money Market Fund
•	Oppenheimer Limited-Term Bond Fund
•	Oppenheimer Limited-Term Government Fund
•	Oppenheimer Macquarie Global Infrastructure Fund
•	Oppenheimer Main Street Funds®
•	Oppenheimer Main Street Fund®
•	Oppenheimer Main Street Select Fund®
•	Oppenheimer Main Street Small Cap Fund®
•	Oppenheimer Main Street Mid-Cap Fund
•	Oppenheimer Master Event-Linked Bond Fund, LLC
•	Oppenheimer Master Inflation Protected Securities Fund, LLC

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•	Oppenheimer Master International Value Fund, LLC
•	Oppenheimer Master Loan Fund, LLC
•	Oppenheimer Government Money Market Fund
•	Oppenheimer Multi-State Municipal Trust
•	Oppenheimer Rochester New Jersey Municipal Fund
•	Oppenheimer Rochester Pennsylvania Municipal Fund
•	Oppenheimer Rochester High Yield Municipal Fund
•	Oppenheimer Municipal Fund
•	Oppenheimer Rochester Limited Term Municipal Fund
•	Oppenheimer Portfolio Series
•	Active Allocation Fund
•	Conservative Investor Fund
•	Equity Investor Fund
•	Moderate Investor Fund
•	Oppenheimer Quest For Value Funds
•	Oppenheimer Fundamental Alternatives Fund
•	Oppenheimer Global Allocation Fund
•	Oppenheimer Mid-Cap Value Fund
•	Oppenheimer Real Estate Fund
•	Oppenheimer Revenue Weighted EFT Trist
•	Oppenheimer ADR Revenue ETF
•	Oppenheimer ESG Revenue ETF
•	Oppenheimer Financials Sector Revenue ETF
•	Oppenheimer Global Growth Revenue ETF
•	Oppenheimer Global Revenue ETF
•	Oppenheimer Global ESC Revenue ETF
•	Oppenheimer International Revenue ETF
•	Oppenheimer Large Cap Revenue ETF
•	Oppenheimer Mid Cap Revenue ETF
•	Oppenheimer Navellier Overall A-100 Revenue ETF
•	Oppenheimer Small Cap Revenue ETF
•	Oppenheimer Ultra Dividend Revenue ETF
•	Oppenheimer Emerging Market Revenue ETF
•	Oppenheimer Rising Dividends Fund
•	Oppenheimer Rochester AMT-Free Municipal Fund
•	Oppenheimer Rochester AMT-Free New York Municipal Fund
•	Oppenheimer Rochester Arizona Municipal Fund
•	Oppenheimer Rochester California Municipal Fund
•	Oppenheimer Rochester Fund Municipals
•	Oppenheimer Rochester Intermediate Term Municipal Fund
•	Oppenheimer Rochester Limited Term California Municipal Fund
•	Oppenheimer Limited Term Municipal Fund
•	Oppenheimer Rochester Maryland Municipal Fund

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•	Oppenheimer Rochester Massachusetts Municipal Fund
•	Oppenheimer Rochester Michigan Municipal Fund
•	Oppenheimer Rochester Minnesota Municipal Fund

•	Oppenheimer Rochester North Carolina Municipal Fund
•	Oppenheimer Rochester Ohio Municipal Fund
•	Oppenheimer Rochester Short Term Municipal Fund
•	Oppenheimer Rochester Virginia Municipal Fund
•	Oppenheimer Senior Floating Rate Fund
•	Oppenheimer Senior Floating Rate Plus Fund
•	Oppenheimer Series Fund
•	Oppenheimer Value Fund
•	Oppenheimer SteelPath MLP Funds Trust (consisting of the following 4 series):
•	Oppenheimer SteelPath MLP Alpha Fund
•	Oppenheimer SteelPath MLP Alpha Plus Fund
•	Oppenheimer SteelPath MLP Income Fund
•	Oppenheimer SteelPath MLP Select 40 Fund
•	Oppenheimer Ultra-Short Duration Fund
•	Oppenheimer SteelPath Panoramic Fund
•	Oppenheimer Variable Account Funds
•	Oppenheimer Capital Appreciation Fund/VA
•	Oppenheimer Conservative Balanced Fund/VA
•	Oppenheimer Core Bond Fund/VA
•	Oppenheimer Discovery Mid Cap Growth Fund/VA
•	Oppenheimer Equity Income Fund/VA
•	Oppenheimer Global Fund/VA
•	Oppenheimer Global Multi-Alternative Fund/VA
•	Oppenheimer Global Strategic Income Fund/VA
•	Oppenheimer Main Street Fund/VA
•	Oppenheimer Main Street Small Cap Fund/VA
•	Oppenheimer Government Money Fund/VA
•	Oppenheimer International Growth Fund/VA
•	Rochester Portfolio Series
•	Oppenheimer Rochester Limited Term New York Municipal Fund

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III Cayman Island Exempt Limited Liability Companies, wholly owned by entities that re not themselves SEC registered funds. Each SEC registered fund parent may invest up to 25% of its total assets in its respective Cayman Fund Subsidiary. OFI Global serves as the Investment Advisor and PFI serves as the Subadvisor:

a.	Oppenheimer Capital Income Fund (Cayman) Ltd.

b.	Oppenheimer Fundamental Alternatives Fund (Cayman) Ltd.

c.	Oppenheimer Global Allocation Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Allocation Fund)

d.	Oppenheimer Global Multi Strategies Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Multi Strategies Fund)

e.	Oppenheimer Global Strategic Income Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Strategic Income Fund)

f.	Oppenheimer Global Strategic Income Fund/VA (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Strategic Income Fund/VA)

g.	Oppenheimer Gold and Special Minerals Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Gold & Special Minerals Fund)

h.	Oppenheimer Global High Yield Fund (Cayman) Ltd.

i.	Oppenheimer Global Multi-Alternatives/VA Fund (Cayman) Ltd.

j.	Oppenheimer International Bond Fund (Cayman) Ltd.

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Item 29.	Indemnification

MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

ARTICLE V. of the By-laws of MassMutual provides for indemnification of directors and officers as follows:

ARTICLE V.

INDEMNIFICATION

Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, partner, trustee, officer or employee of any foreign or domestic organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any threatened, pending or completed action, claim, suit, investigation or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened to be involved, by reason of any alleged act, omission or otherwise while serving in any such capacity, whether such action, claim, suit, investigation or proceeding is civil, criminal, administrative, arbitrative, or investigative and/or formal or informal in nature. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives.

Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his or her delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any such paragraph. The termination of any action, claim, suit, investigation or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in the best interests of the Company.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.”

To provide certainty and more clarification regarding the indemnification provisions of the Bylaws set forth above, MassMutual has entered into indemnification agreements with each of its directors, and with each of its officers who serve as a director of a subsidiary of MassMutual, (a “Director”). Pursuant to the Agreements, MassMutual agrees to indemnify a Director, to the extent legally permissible, against (a) all expenses, judgments, fines and settlements (“Costs”), liabilities, and penalties paid in connection with a proceeding involving the Director because he or she is a director if the Director (i) acted in good faith, (ii) reasonably believed the conduct was in the Company’s best interests; (iii) had no reasonable cause to believe the conduct was unlawful (in a criminal proceeding); and, (iv) engaged in conduct for which the Director shall not be liable under MassMutual’s Charter or By-Laws. MassMutual further agrees to indemnify a Director, to the extent permitted by law, against all Costs paid in connection with any proceeding (i) unless the Director breached a duty of loyalty, (ii) except for liability for acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law, (iii) except for liability under Section 6.40 of Chapter 156D of Massachusetts Business Corporation Act (“MBCA”), or (iv) except for liability related to any transaction from which the Director derived an improper benefit. MassMutual will also indemnify a Director, to the fullest extent authorized by the MBCA, against all expenses to the extent the Director has been successful on the merits or in defense of any proceeding. If any court determines that despite an adjudication of liability to MassMutual or its subsidiary that the Director is entitled to indemnification, MassMutual will indemnify the Director to the extent permitted by law. Subject to the Director’s obligation to pay MassMutual in the event that the Director is not entitled to indemnification, MassMutual will pay the expenses of the Director prior to a final determination as to whether the Director is entitled to indemnification.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriters

(a)	MML Investors Services, LLC (“MMLIS”) serves as principal underwriter of the contracts/policies/certificates sold by its registered representatives, and MML Distributors, LLC (“MML Distributors”) serves as principal underwriter of the contracts/policies/certificates sold by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors.

MML Distributors and MMLIS, either jointly or individually, act as principal underwriters for:

Massachusetts Mutual Variable Life Separate Account I, Massachusetts Mutual Variable Annuity Separate Account 1, Massachusetts Mutual Variable Annuity Separate Account 2, Massachusetts Mutual Variable Annuity Separate Account 3, Massachusetts Mutual Variable Annuity Separate Account 4, Panorama Separate Account, Connecticut Mutual Variable Life Separate Account I, MML Bay State Variable Life Separate Account I, MML Bay State Variable Annuity Separate Account 1, Panorama Plus Separate Account, C.M. Multi-Account A, C.M. Life Variable Life Separate Account I, Massachusetts Mutual Variable Life Separate Account II, MassMutual Premier Funds, MassMutual Select Funds, and certain series of the MML Series Investment Fund and MML Series Investment Fund II.

MML Distributors also acts as principal underwriter for certain contracts/policies that utilize the following registered separate accounts of the Hartford Insurance Company:

Hartford Life Insurance Company – Separate Account Two

Hartford Life Insurance Company – Separate Account Two (DC Variable Account I)

Hartford Life Insurance Company – Separate Account Two (DC Variable Account II)

Hartford Life Insurance Company – Separate Account Two (QP Variable Account)

Hartford Life Insurance Company – Separate Account Two (NQ Variable Account)

Hartford Life Insurance Company – Separate Account Eleven

Hartford Life Insurance Company – Separate Account Twelve

(b)	MMLIS and MML Distributors are the principal underwriters for this policy. The following people are officers and directors of MMLIS and member representatives of MML Distributors:

OFFICERS AND DIRECTORS OF MML INVESTORS SERVICES, LLC

Name	Positions and Offices	Principal Business Address
John Vaccaro	Chief Executive Officer, Director (Chairman of the Board)	*
Wendy Benson	President, Director	*
Michael Fanning	Director	*
Elizabeth Ward	Director	*
William F. Monroe, Jr.	Vice President, Chief Operating Officer	*
Nathan Hall	Chief Financial Officer, Treasurer and Assistant Vice President	*
Joseph Olesky	Controller	*
Christine Frederick	Chief Compliance Office	*
Robert S. Rosenthal	Chief Legal Officer, Vice President, and Secretary	*
Thomas Bauer	Chief Technology Officer	*
Laura Perlotto	Assistant Vice President and AML Compliance Officer	*
Susan Scanlon	Deputy Chief Compliance Officer	**
James P. Puhala	Deputy Chief Compliance Officer	*
Mark Viviano	Co-Chief Operations Officer and Assistant Vice President	**
Mark Larose	Co-Chief Operations Officer and Assistant Vice President	*
Kenneth M. Rickson	Vice President and Field Risk Officer	*
Paul Lapiana	Vice President, Agency Field Force Supervisor	11215 North Community House Rd, Charlotte, NC 28277
David Holtzer	Field Risk Officer	11215 North Community House Rd, Charlotte, NC 28277
Edward K. Duch, III	Assistant Secretary	*
Alyssa M. O’Connor	Assistant Secretary	*
Amy Francella	Assistant Secretary	470 Atlantic Avenue Boston, MA 02110
Bruce C. Frisbie	Assistant Treasurer	**
Kevin LaComb	Assistant Treasurer	*
Todd Picken	Assistant Treasurer	*
David Mink	Vice President	11215 North Community House Rd, Charlotte, NC 28277
Mary B. Wilkinson	Vice President	11215 North Community House Rd, Charlotte, NC 28277
Richard Bourgeois	Vice President	*
Mario Morton	Assistant Vice President and Registration Manager	*
Anthony Frogameni	Assistant Vice President and Chief Privacy Officer	*
Mathew Verdi	Assistant Vice President	*
Delphine Soucie	Assistant Vice President	*
Kathy Rogers	Continuing Education Officer	*
David Cove	Regional Assistant Vice President	*
Nick DeLuca	Regional Assistant Vice President	1101 North Black Canyon Highway PH30 Phoenix, AZ 85209
Sean Murphy	Regional Assistant Vice President	*
Michelle Pedigo	Regional Assistant Vice President	*
John Rogan	Regional Assistant Vice President	*
Jack Yvon	Regional Assistant Vice President	*
Julie Davis	Regional Assistant Vice President	*
Craig Waddington	• Variable Life Product Distribution Officer • Variable Annuity Product Distribution Officer	*
Michael Dunn	Worksite Product Distribution Officer	**

*	1295 State Street, Springfield, MA 01111-0001
**	100 Bright Meadow Boulevard, Enfield, CT 06082-1981

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Positions and Offices	Principal Business Address
Eric Wietsma	Chief Executive Officer and President	*
Nathan Hall	Chief Financial Officer and Treasurer	**
Michael Fanning	Member Representative	*
Robert S. Rosenthal	Vice President, Chief Legal Officer, and Secretary	*
Alyssa O’Connor	Assistant Secretary	*
Kevin LaComb	Assistant Treasurer	*
Edward K. Duch, III	Assistant Secretary	*
Barbara Upton	Assistant Vice President, Chief Compliance Officer, and Continuing Education Officer	**
Stephen Alibozek	Entity Contracting Officer	*
Brian Haendiges	Vice President	**
Donna Watson	Assistant Treasurer	**
Bruce C. Frisbie	Assistant Treasurer	*
Todd Picken	Assistant Treasurer	*
H. Bradford Hoffman	Chief Risk Officer	*
Mario Morton	Registration Manager	*
Michael Dunn	Worksite Product Distribution Officer	**
Aruna Hobbs	Vice President	One Marina Parke Avenue Boston, MA 02210
Tina Wilson	Vice President	**

*	1295 State Street, Springfield, MA 01111-0001
**	100 Bright Meadow Boulevard, Enfield, CT 06082-1981

(c)	Compensation From the Registrant

For information about all commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year, refer to the “Underwriters” section of the Statement of Additional Information.

Item 31.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Massachusetts Mutual Life Insurance Company, Company, at its satellite office, 100 Bright Meadow Boulevard, Enfield, CT 06082.

Item 32.	Management Services

Not Applicable

Item 33.	Fee Representation

REPRESENTATION UNDER SECTION 26(f)(2)(A) OF

THE INVESTMENT COMPANY ACT OF 1940

With respect to the policy described in this Registration Statement, Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the Flexible Premium Variable Adjustable Life Insurance Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Massachusetts Mutual Variable Life Separate Account I, has duly caused this Pre-Effective Amendment No. 2 to Registration Statement No. 333-215823 to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Springfield, Commonwealth of Massachusetts, on the 14th day of June, 2017.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I (Registrant)

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	ROGER W. CRANDALL *
Roger W. Crandall
President and Chief Executive Officer
(principal executive officer)
Massachusetts Mutual Life Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Registration Statement No. 333-215823 has been signed on its behalf by the following persons in the capacities and on the dates indicated.

Signature**	Title	Date

ROGER W. CRANDALL *	Director and Chief Executive Officer	June 14, 2017
Roger W. Crandall	(principal executive officer)

ELIZABETH A.WARD *	Chief Financial Officer	June 14, 2017
Elizabeth A.Ward	(principal financial officer)

KENNETH LANGEVIN *	Controller	June 14, 2017
Kenneth Langevin	(principal accounting officer)

MARK T. BERTOLINI *	Director	June 14, 2017
Mark T. Bertolini

KAREN H. BECHTEL *	Director	June 14, 2017
Karen H. Bechtel

KATHLEEN A. CORBET *	Director	June 14, 2017
Kathleen A. Corbet

JAMES H. DEGRAFFENREIDT, JR. *	Director	June 14, 2017
James H. DeGraffenreidt, Jr.

ROBERT A. ESSNER *	Director	June 14, 2017
Robert A. Essner

ISABELLA D. GOREN *	Director	June 14, 2017
Isabella D. Goren

JEFFREY M. LEIDEN *	Director	June 14, 2017
Jeffrey M. Leiden

Director
Marc F. Racicot

LAURA J. SEN *	Director	June 14, 2017
Laura J. Sen

WILLIAM T. SPITZ *	Director	June 14, 2017
William T. Spitz

H. TODD STITZER *	Director	June 14, 2017
H. Todd Stitzer

/s/ GARY F. MURTAGH
* Gary F. Murtagh
Attorney-in-Fact pursuant to Powers of Attorney

** MAJORITY OF DIRECTORS

INDEX TO EXHIBITS

Exhibit 26 (h).	i.	Participation, Selling, Servicing Agreements:

		c.		BlackRock Funds
1. Fund Participation Agreement dated as of February 1, 2017
2. Administrative Services Agreement dated as of February 1, 2017
3. Distribution & Marketing Support Agreement effective February 1, 2017

		d.		Delaware Funds
1. Fund Participation Agreement dated as of October 10, 2016
2. Service Agreement dated as of October 10, 2016
3. Delaware Dealer’s Agreement dated October 24, 2016

		e.		Dreyfus Funds
1. Fund Participation Agreement dated as of January 1, 2017
2. Administrative Services Agreement effective as of January 1, 2017
3. Distribution Advanced Market Agreement dated January 1, 2017

		f.		Eaton Vance Funds
1. Fund Participation Agreement dated as of January 30, 2017
2. Shareholder Servicing Agreement dated as of January 30, 2017

		g.		Fidelity® Funds
1. Form of Amended and Restated Participation Agreement dated May 22, 2017
• Form of First Amendment dated May 22, 2017 to the Amended and Restated Participation Agreement
3. Service Contract dated January 1, 2004
• First Amendment dated October 1, 2008
• Form of Second Amendment dated May 22, 2017
4. Service Agreement dated October 1, 1999
• Form of Amendment dated May 22, 2017

		i.		Goldman Sachs Funds
			2.	Service Agreement dated October 1, 2016 for Service Class Shares

		k.		JP Morgan Funds
1. Fund Participation Agreement effective as of December 15, 2016
2. Supplemental Payment Agreement (for administrative services) effective December 15, 2016

		l.		Lord Abbett Series Funds
1. Fund Participation Agreement as of February 7, 2017
2. Service Agreement dated as of February 7, 2017
3. Administrative Services Agreement dated as of February 7, 2017

		q.		PIMCO Funds
4. Services Agreement (Distributor for Administrative Class Shares) as of March 1, 2017
5. Services Agreement (Trust for Administrative Class Shares) effective as of March 1, 2017

	ii.	Shareholder Information Agreements (Rule 22c-2 Agreements):

		c.		BlackRock Shareholder Information Agreement dated as of February 1, 2017
		d.		Delaware Shareholder Information Agreement dated as of October 10, 2016
		f.		Eaton Vance Shareholder Information Agreement dated as of January 30, 2017

Exhibit 26 (k)	Opinion and Consent of Counsel

Exhibit 26 (n)	i. Auditor Consents:
• Company Financial Statements
• Separate Account Financial Statements

Exhibit 26 (q)	SEC Procedures Memorandum dated June 12, 2017